Exhibit 99.2

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

OF MOGO FINANCE TECHNOLOGY INC.

TO BE HELD JUNE 18, 2019

AND

MANAGEMENT INFORMATION CIRCULAR

These materials are important and require your immediate attention. The shareholders of Mogo Finance Technology Inc. are required to make important decisions. If you have questions as to how to deal with these documents or the matters to which they refer, please contact your financial, legal or other professional advisor.

These materials are being provided to the holders of options, RSUs, warrants and debentures of Mogo Finance Technology Inc. for informational purposes only.

THE ARRANGEMENT AND THE RELATED SECURITIES DESCRIBED HEREIN HAVE NOT BEEN REGISTERED WITH, RECOMMENDED BY, OR APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION UPON RELIANCE ON AN EXEMPTION FROM REGISTRATION UNDER SECTION 3(a)(10) OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES AUTHORITY OF ANY U.S. STATE OR CANADIAN PROVINCE OR TERRITORY NOR HAS ANY OF THEM PASSED UPON THE FAIRNESS OR MERITS OF THE ARRANGEMENT OR THE ACCURACY OR ADEQUACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

MAY 13, 2019

401 West Georgia Street, Suite 2100

Vancouver, British Columbia

V6B 5A1

Dear Shareholder:

You are cordially invited to attend an annual general and special meeting (the “Meeting”) of the holders of common shares (the “Mogo Shareholders”) of Mogo Finance Technology Inc. (“Mogo”) to be held at the offices of Mogo at 401 West Georgia Street, Suite 2100, Vancouver, British Columbia, Canada, V6B 5A1 on Tuesday, June 18, 2019 at 1:30 p.m. (Vancouver Time)/4:30 p.m. (Toronto Time).

At the Meeting, in addition to the business of the annual general meeting, you will be asked to consider and vote upon a proposed arrangement (the “Arrangement”) involving Mogo and Difference Capital Financial Inc. (“Difference”) whereby, among other things, Difference will indirectly acquire all of the issued and outstanding common shares of Mogo (the “Mogo Shares”). Pursuant to the terms of the Arrangement, in exchange for each Mogo Share held immediately prior to the Arrangement (other than those Mogo Shares held by Difference), Mogo Shareholders will receive one common share of Difference (a “Difference Share”). In addition, each of Mogo’s outstanding warrants (the “Mogo Warrants”) will be exchanged pursuant to the Arrangement for warrants to purchase one Difference Share for each Mogo Share that was originally issuable on due exercise thereof (“Replacement Warrants”).  Mogo’s other outstanding convertible securities will adjust in accordance with their terms and become exercisable, exchangeable or convertible, as the case may be, for one Difference Share for each Mogo Share that was originally issuable upon due exercise, exchange or conversion.

In order to become effective, the Arrangement must be approved by a resolution passed by: (i) at least two-thirds of the votes cast by Mogo Shareholders present in person or represented by proxy at the Meeting, and (ii) a simple majority of votes cast by Mogo Shareholders present in person or represented by proxy after excluding votes cast by Mogo Shareholders who are required to be excluded in accordance with Section 8.1 of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions. In addition to the approvals of the Mogo Shareholders, completion of the Arrangement is subject to receipt of required regulatory approvals, including the approval of the Toronto Stock Exchange (“TSX”) and the Supreme Court of British Columbia (the “Court”), and other customary closing conditions, all of which are described in more detail in the accompanying management information circular (the “Circular”).

Upon completion of the Arrangement, based on the assumptions set out in the Circular, it is expected that Mogo Shareholders will own approximately 80% of the issued and outstanding Difference Shares. Prior to the Arrangement, Difference is expected to be continued as a British Columbia corporation named ‘Mogo Inc.’, David Feller will be Chairman and Chief Executive Officer and Gregory Feller will be President, Chief Financial Officer and Director of the Mogo Inc. The board of directors of Mogo Inc. is, subject to the receipt of approval from the Difference Shareholders, expected to consist of David Feller, Gregory Feller, Minhas Mohamed, Michael Wekerle, and Kees Van Winters. Mogo Inc. will continue to execute on Mogo’s vision of building the leading fintech platform in Canada. The Arrangement will give Mogo immediate access to approximately $9 — $10 million in cash, which reflects proceeds from Difference’s two recently announced monetizations. In addition, Mogo Inc. will continue to hold Difference’s portfolio of investments in some of the premier private technology companies in Canada, which collectively had an estimated fair market value of approximately $24 million as of December 31, 2018.  Based on the foregoing information, the Arrangement is not considered a change of control transaction for Mogo.

i

The Mogo board of directors (the “Mogo Board”) has reviewed the terms and conditions of the Arrangement and the transactions contemplated thereunder. After careful consideration of, among other things, the recommendations and reasons of the Mogo Special Committee (as defined in the Circular), the Fairness Opinion (as defined in the Circular), which provides that the consideration to be received by Mogo Shareholders under the Arrangement is fair from a financial point of view to the Mogo Shareholders, other than Difference and its affiliates, the advice of legal and financial advisors and such other matters as it considered relevant, the Mogo Board has unanimously concluded that the Arrangement is in the best interests of Mogo and is fair to the Mogo Shareholders and has approved the Arrangement and authorized its submission to the Mogo Shareholders and to the Court for approval. Accordingly, the Mogo Board unanimously recommends that the Mogo Shareholders vote FOR the Arrangement.

The accompanying Notice of Meeting and Circular contain a detailed description of the Arrangement and include certain other information to assist you in considering the matters to be voted upon. You are urged to carefully consider all of the information in the accompanying Circular, including the documents incorporated by reference. If you require assistance, you should consult your financial, legal, or other professional advisor.

Your vote is important regardless of the number of Mogo Shares you own.

Voting

If you are a registered Mogo Shareholder and are unable to be present in person at the Meeting, we encourage you to vote by completing the enclosed form of proxy. You should specify your choice by marking the box on the enclosed form of proxy and by dating, signing and returning your proxy in the enclosed return envelope addressed to Computershare Investor Services Inc. (“Computershare”), Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, or by toll free North American fax number 1-866-249-7775, or by international fax number 1-416-863-9524, at least 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment or postponement thereof. In this case, assuming no adjournment, the proxy cut-off time is on Friday, June 14, 2019 at 1:30 p.m. (Vancouver Time)/4:30 p.m. (Toronto Time). Alternatively, you may submit your vote via the internet at www.investorvote.com, or by telephone at 1-866-734-8683 (toll free in North America). Please do this as soon as possible. Voting by proxy will not prevent you from voting in person if you attend the Meeting and revoke your proxy, but will ensure that your vote will be counted if you are unable to attend.

If you are not registered as the holder of your Mogo Shares but hold your Mogo Shares through a broker or other intermediary, you should follow the instructions provided by your broker or other intermediary in order to vote your Mogo Shares. See the section in the Circular entitled “General Proxy Information — Voting by Registered and Non-Registered Holders” for further information on how to vote your Mogo Shares.

Letter of Transmittal

If you are a registered Mogo Shareholder we also encourage you to complete and return the enclosed letter of transmittal together with the share certificate(s) or advice statement(s), if any, representing your Mogo Shares and any other required documents and instruments, to the depositary, Computershare, in the enclosed return envelope in accordance with the instructions set out in the letter of transmittal so that if the Arrangement is approved the consideration for your Mogo Shares can be sent to you as soon as possible following the Arrangement becoming effective. The letter of transmittal contains other procedural information related to the Arrangement and should be reviewed carefully.

If you hold Mogo Warrants you need not take any action upon completion of the Arrangement to obtain Replacement Warrants, as every Mogo Warrant shall, after the Arrangement, evidence and be deemed to evidence the Replacement Warrant. Similarly, other convertible securities of Mogo you need not take any action as your convertible securities will adjust in accordance with their terms and become exercisable, exchangeable or convertible, as the case may be, for one Difference Share for each Mogo Share that was originally issuable upon due exercise, exchange or conversion.

ii

If you hold your Mogo Shares through a broker or other intermediary please contact that broker or other intermediary for instructions and assistance in receiving Difference Shares in exchange for your Mogo Shares.

While certain matters, such as the timing of the receipt of Court approval and the listing of the Difference Shares on the TSX, are beyond the control of Mogo, if the resolution approving the Arrangement is passed by the requisite majorities of Mogo Shareholders at the Meeting, and the other conditions to closing are satisfied, it is anticipated that the Arrangement will be completed and become effective on or about June 21, 2019.

If you have any questions or require more information with regard to voting your Mogo Shares, please contact Computershare by telephone toll free in North America at 1-800-564-6253 or outside of North America, collect, at 514-982-7555, or by email to service@computershare.com.

On behalf of Mogo, we would like to thank you for your continued support as we proceed with this important transaction.

Sincerely,

“David Feller”

Chief Executive Officer and Board Chair

Mogo Finance Technology Inc.

iii

MOGO FINANCE TECHNOLOGY INC.

(the “Company”)

401 West Georgia Street, Suite 2100

Vancouver, British Columbia

V6B 5A1

NOTICE OF MEETING

NOTICE IS HEREBY GIVEN that pursuant to an interim order of the Supreme Court of British Columbia dated May 13, 2019, an annual general and special meeting (the “Meeting”) of shareholders of the Company (“Mogo Shareholders”) will be held at the offices of Mogo at 401 West Georgia Street, Suite 2100, Vancouver British Columbia, V6B 5A1 on Tuesday, June 18, 2019 at 1:30 p.m. (Vancouver Time)/4:30 p.m. (Toronto Time) for the following purpose:

1.                                      to receive the audited financial statements of the Company for the financial year ended December 31, 2018, together with the report of the auditor thereon;

2.                                      to elect the directors of the Company, as more fully described in the section of the Company’s management information circular for the Meeting (the “Circular”) entitled “Particulars of Matters to be Acted Upon — Election of Directors”;

3.                                      to re-appoint MNP LLP, Chartered Accountants, as auditor of the Company for the ensuing year and to authorize the directors of the Company to fix its remuneration, as more fully described in the section of the Circular entitled “Particulars of Matters to be Acted Upon — Appointment of Auditor”;

4.                                      to consider, and, if thought advisable, to pass, with or without amendment, an ordinary resolution approving the renewal of the Company’s stock option plan and the unallocated options, rights and other entitlements available thereunder;

5.                                      to consider, pursuant to an interim order of the Supreme Court of British Columbia dated May 13, 2019 (the “Interim Order”) and, if thought advisable, to pass, with or without amendment, a special resolution (the “Arrangement Resolution”) approving an arrangement (the “Arrangement”) under Section 288 of the Business Corporations Act (British Columbia) (the “BCBCA”), the full text of which is set forth in Appendix A to the accompanying Circular; and

6.                                      to transact such further or other business as may properly come before the Meeting or any adjournment or postponement thereof.

This notice is accompanied by the Circular, a letter of transmittal and either a form of proxy for a registered Mogo Shareholder or a voting instruction form for a beneficial Mogo Shareholder.

The Mogo board of directors has fixed May 13, 2019 as the record date for determining Mogo Shareholders who are entitled to receive notice of and vote at the Meeting.

In order for a registered Mogo Shareholder to be represented by proxy at the Meeting, the registered Mogo Shareholder must complete and submit the enclosed form of proxy or other appropriate form of proxy. You should specify your choice by marking the box on the enclosed form of proxy and by dating, signing and returning your proxy in the enclosed return envelope addressed to Computershare Investor Services Inc. (“Computershare”), Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, or by toll free North American fax number 1-866-249-7775, or by international fax number 1-416-863-9524, not later than 1:30 p.m. (Vancouver Time)/4:30 p.m. (Toronto Time) on June 14, 2019.

Voting by proxy will not prevent you from voting in person if you attend the Meeting and revoke your proxy, but will ensure that your vote will be counted if you are unable to attend. In all cases, you should ensure

iv

that the proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment or postponement thereof, at which the proxy is to be used.  In this case, assuming no adjournment, the proxy cut-off time is on Friday, June 14, 2019 at 1:30 p.m. (Vancouver Time)/4:30 p.m. (Toronto Time).

If you are not a registered Mogo Shareholder, please refer to the section in the Circular entitled “General Proxy Information — Voting by Registered and Non-Registered Holders” for information on how to vote your Mogo Shares.

Registered Mogo Shareholders have the right to dissent with respect to the Arrangement Resolution and, if the Arrangement becomes effective, to be paid the fair value of their Mogo Shares, subject to strict compliance with Sections 237 to 247 of the BCBCA, as modified by the provisions of the Interim Order, the final order and the plan of arrangement. The right to dissent is described in the section in the Circular entitled “Dissent Rights” and the text of the Interim Order is set forth in Appendix C to the Circular. Failure to comply strictly with the requirements set forth in Sections 237 to 247 of the BCBCA, as modified, may result in the loss of any right of dissent.

DATED at Vancouver, British Columbia this 13th day of May, 2019.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “David Feller”

David Feller

Chief Executive Officer and Board Chair

Mogo Finance Technology Inc.

v

INFORMATION CONTAINED IN THIS INFORMATION CIRCULAR	1
Information Contained in this Circular Regarding Difference Capital Financial Inc.	1

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND RISKS	2

NOTE TO UNITED STATES SECURITYHOLDERS	3

CURRENCY AND EXCHANGE RATES	5

REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES	5

DOCUMENTS INCORPORATED BY REFERENCE	6

SUMMARY	8
The Meeting	8
Record Date	8
Purpose of the Meeting	8
The Companies	8
Background to the Arrangement	8
Result of the Arrangement	8
Unaudited Pro-Forma Consolidated Financial Statements	9
The Arrangement	9
Consideration Under the Arrangement	10
Mogo Shareholders	10
Treatment of Mogo Options, Mogo RSUs, Mogo Warrants and Mogo Debentures	10
Treatment of Mogo Non-Convertible Debentures	10
Recommendation of the Mogo Special Committee	10
Reasons for the Recommendations of the Mogo Special Committee	11
Recommendations of the Mogo Board	12
The Mogo Fairness Opinion	12
Voting Agreements	12
Completion of the Arrangement — Effective Time	13
Effects on Mogo if the Arrangement is Not Completed	13
Conditions to the Arrangement	13
Non-Solicitation of Acquisition Proposals	14
Mogo After the Arrangement	14
Mogo Shareholders After the Arrangement	15
Court Approval	15
Termination of the Arrangement Agreement	15
Procedure for Exchange of Mogo Shares	17
Termination of Rights After Six Years	17
Stock Exchange Listing and Reporting Issuer Status	18
Certain Income Tax Considerations	18
Canadian Securities Law Matters	18
United States Securities Law Matters	19
Dissent Rights	19
Risk Factors	20

GLOSSARY OF TERMS	21

INFORMATION CONCERNING THE MEETING	36
Purpose of the Meeting	36
Date, Time and Place of Meeting	36
Solicitation of Proxies	36

GENERAL PROXY INFORMATION	36
Appointment and Revocation of Proxies	36

i

Notice and Access	37
Exercise of Discretion by Proxies	37
Voting by Registered and Non-Registered Mogo Shareholders	37
Distribution to Objecting Beneficial Owners or OBOs	38
Quorum	38

Voting Securities and Principal Holders Thereof	39

PARTICULARS OF MATTERS TO BE ACTED UPON	39
Presentation of Financial Statements and Other Financial Information	39
Election of Directors	39
Biographies	40
Orders, Bankruptcies, Penalties or Sanctions	41
Appointment of Auditor	42
The Arrangement	44
Background	44
Recommendation of the Mogo Special Committee	46
Reasons for the Recommendation of the Mogo Special Committee	46
Recommendations of the Mogo Board	48
The Mogo Fairness Opinion	48
Approval of Arrangement Resolution	49
Treatment of Mogo Options, Mogo RSUs, Mogo Warrants and Mogo Debentures	49
Treatment of Difference Options	49
Combined Entity Option Plan	50
Combined Entity RSU Plan	50
Court Approval of the Arrangement	50
Voting Support Agreements	50
Interim Order	51
Final Order	51
Regulatory Approvals	52
The Arrangement Agreement	52
Termination Fee	65
Expense Reimbursement Fee	66
Arrangement Mechanics	66
Effects of the Arrangement on Mogo Shareholders’ Rights	70
Shareholdings Upon Completion of the Arrangement	70
Steps of the Arrangement	70
Pre-Arrangement Matters	72
Expenses of the Arrangement	73
Regulatory Law Matters and Securities Law Matters	73
Risks Associated with the Arrangement	76
Certain Canadian Federal Income Tax Considerations	79
Certain United States Federal Income Tax Consideration	84
Other Business	96

INFORMATION CONCERNING DIFFERENCE	96

INFORMATION CONCERNING THE COMBINED ENTITY POST-ARRANGEMENT	96

DISSENT RIGHTS	96

STATEMENT OF EXECUTIVE COMPENSATION	99
Introduction	99
Overview	99
Compensation Discussion and Analysis	100
Context of Mogo’s Executive Compensation Practices	100
How Executive Compensation is Determined	100
Summary of Elements of Compensation Program	101
Detailed Elements of Compensation Program	101

Base Salary	101
Annual Performance Bonus	101
Long-Term Equity Incentive Plans	102
Mogo Option Plan	103
Mogo RSU Plan	104
Compensation Risk	105
Performance Graph	106
Compensation of NEOs	106
Summary Compensation Table	106
Outstanding Share-based Awards and Option-based Awards	107
Value Vested or Earned During the Year	108
Employment Agreements and Termination and Change of Control Benefits	108
Director Compensation	109
Director Compensation Table	109
Outstanding Share-based Awards and Option-based Awards	110
Value Vested or Earned During the Year	110
Indemnification and Insurance	111

CORPORATE GOVERNANCE	111
Board of Directors	111
Overview	111
Independence	111
Other Directorships	112
Meeting Attendance	112
Orientation and Continuing Education	113
Code of Conduct	113
Board Committees	113
Audit Committee	113
Corporate Governance, Compensation and Nominating Committee	114
Identifying New Candidates for Mogo’s Board	115
Majority Voting Policy	115
Assessments	115
Term Limits	116
Diversity	116

INFORMATION CONCERNING Mogo	116
Documents Incorporated by Reference	116
Overview	117
Consolidated Capitalization	118
Prior Sales	118
Trading Price and Volume	118
Dividends and Distributions	119
Risk Factors	119

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS	119

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	120

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	121

INTEREST OF EXPERTS	121

AUDITOR, REGISTRAR AND TRANSFER AGENT	122

ADDITIONAL INFORMATION	122

APPROVAL OF DIRECTORS	122

CONSENT OF STIKEMAN ELLIOTT LLP	123

Consent of Raymond James	124

ADDENDA

APPENDIX A — ARRANGEMENT RESOLUTION

APPENDIX B — PLAN OF ARRANGEMENT

APPENDIX C — INTERIM ORDER AND NOTICE OF PETITION

APPENDIX D — SECTIONS 237 TO 247 OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

APPENDIX E — COMPARISON OF SHAREHOLDER RIGHTS UNDER THE BCBCA AND CBCA

APPENDIX F — INFORMATION CONCERNING DIFFERENCE

APPENDIX G — FINANCIAL STATEMENTS OF DIFFERENCE

APPENDIX H — INFORMATION CONCERNING DIFFERENCE POST-ARRANGEMENT

APPENDIX I — UNAUDITED PRO-FORMA FINANCIAL STATEMENTS OF DIFFERENCE

APPENDIX J — MOGO FAIRNESS OPINION

APPENDIX K — MOGO BOARD MANDATE

APPENDIX L — MOGO OPTION PLAN

APPENDIX M — COMBINED ENTITY OPTION PLAN

APPENDIX N — COMBINED ENTITY RSU PLAN

MOGO FINANCE TECHNOLOGY INC.

MANAGEMENT INFORMATION CIRCULAR

This Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of Mogo Finance Technology Inc. (“Mogo”). The accompanying form of proxy is for use at the annual general and special meeting (the “Meeting”) to be held on June 18, 2019 and at any adjournment or postponement thereof and for the purposes set forth in the accompanying Notice of Meeting. A glossary of certain defined terms used in this Circular can be found starting on page 21 of this Circular.

INFORMATION CONTAINED IN THIS INFORMATION CIRCULAR

The information contained in this Circular, unless otherwise indicated and except that information in documents incorporated by reference, is given as of May 13, 2019.

No person has been authorized to give any information or to make any representation in connection with the matters being considered herein other than those contained in this Circular and, if given or made, such information or representation should not be considered or relied upon as having been authorized. This Circular does not constitute an offer to sell, or a solicitation of an offer to acquire, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or permitted or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or proxy solicitation. Neither the delivery of this Circular nor any distribution of securities referred to herein should, under any circumstances, create any implication that there has been no change in the information set forth herein since the date of this Circular.

All summaries of, and references to, the Arrangement, the Plan of Arrangement, the Interim Order and the Fairness Opinion are qualified in their entirety by reference to the complete text of each document attached to this Circular as Appendix B, C, and J respectively. You are urged to carefully read the full text of these documents.

Information contained in this Circular should not be construed as legal, tax or financial advice and Mogo Shareholders are urged to consult their own professional advisors in connection with the matters considered in this Circular.

THE ARRANGEMENT AND THE RELATED SECURITIES DESCRIBED HEREIN HAVE NOT BEEN REGISTERED WITH, RECOMMENDED BY, OR APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION (“SEC”) OR THE SECURITIES AUTHORITY OF ANY U.S. STATE OR CANADIAN PROVINCE OR TERRITORY NOR HAVE ANY OF THEM PASSED UPON THE FAIRNESS OR MERITS OF THE ARRANGEMENT OR THE ACCURACY OR ADEQUACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Information Contained in this Circular Regarding Difference Capital Financial Inc.

The information concerning Difference Capital Financial Inc. (“Difference”), its affiliates and the Difference Securities contained in this Circular has been provided by Difference for inclusion in this Circular. In the Arrangement Agreement, Difference provided a covenant to Mogo that it would ensure that no such information will contain any untrue statement of a material fact or an omission to state a material fact required or necessary to make the statements contained in this Circular regarding Difference and its respective affiliates, including the Difference Shares and Difference Options, not misleading in light of the circumstances in which they are made. Although Mogo has no knowledge that would indicate that any statements contained herein relating to Difference, its affiliates and the Difference Securities taken from or based upon such information provided by Difference are untrue or incomplete, neither Mogo nor any of its officers or directors assumes any responsibility for the accuracy or completeness of the information relating to Difference, its affiliates and the Difference Securities or for any failure by Difference to disclose facts or events that may have occurred or may affect the significance or accuracy of any such information but which are unknown to Mogo.

For further information regarding Difference, see also Appendix F and refer to Difference’s filings with Canadian securities regulatory authorities which may be found under Difference’s company profile on SEDAR at www.sedar.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND RISKS

This Circular and the documents incorporated by reference into this Circular contain forward-looking statements that relate to Mogo’s current expectations and views of future events. In some cases, these forward-looking statements can be identified by words or phrases such as “may”, “might”, “will”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “indicate”, “seek”, “believe”, “predict” or “likely”, or the negative of these terms, or other similar expressions intended to identify forward-looking statements. Mogo has based these forward-looking statements on its current expectations and projections about future events and financial trends that it believes might affect its financial condition, results of operations, business strategy and financial needs. These forward-looking statements include but are not limited to statements and information concerning: the Arrangement; the Continuance; covenants of Mogo and Difference; the timing for the implementation of the Arrangement and the potential benefits of the Arrangement; the likelihood of the Arrangement being completed; principal steps of the Arrangement; statements relating to the business and future activities of, and developments related to Mogo and Difference after the date of this Circular and before the Effective Time and to and of Difference after the Effective Time; Mogo Shareholder Approval and Court approval of the Arrangement; regulatory approval of the Arrangement; listing of the Combined Entity shares on the TSX; substitutional listing on the NASDAQ; the market position and future financial or operating performance of Difference and Mogo; the liquidity of Difference Shares following the Effective Time; the liquidity of the Replacement Debentures after the Effective Time; information regarding the Combined Entity attached as Appendix H to this Circular; and statements based on the Pro-Forma Financial Statements of Difference post-Arrangement attached as Appendix I to this Circular.

These forward-looking statements are based on the beliefs of the management of Mogo or Difference, as the case may be, as well as on assumptions which such management believes to be reasonable, based on information currently available at the time such statements were made. However, there can be no assurance that forward-looking statements will prove to be accurate. Such assumptions and factors include, among other things, the satisfaction of the terms and conditions of the Arrangement, including Mogo Shareholder Approval of the Arrangement, and the approval of the Arrangement and its fairness by the Court; the approval of the Continuance by the Difference Shareholders; the receipt of the required governmental and regulatory approvals and consents, and the timing of the receipt thereof; general business and economic conditions; that the anticipated benefits of the Arrangement will be achieved; market competition; and tax benefits and tax rates.

Although Mogo believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and Mogo cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, any investors or users of this document should not place undue reliance on these forward-looking statements. Whether actual results, performance or achievements will conform to Mogo’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors that are discussed elsewhere in this Circular, including but not limited to: Mogo could fail to complete the Arrangement or the Arrangement may be completed on different terms; the Arrangement may divert the attention of Mogo’s management; the market price for the Mogo Shares may decline; the Arrangement Agreement may be terminated in certain circumstances; the Mogo and Difference Termination Fees, the Expense Reimbursement Fee and the terms of the Mogo Voting Support Agreements may discourage other parties from attempting to acquire

Mogo; Mogo and Difference may not realize the benefits of the Arrangement; Mogo’s history of losses; Mogo’s recent, rapid growth; Mogo’s negative operating cash flow; Mogo’s ability to access additional capital through issuances of equity and debt securities; disruptions in the credit markets; Mogo’s products achieving sufficient market acceptance; a decline in demand for Mogo’s products; changes in the regulatory environment or in the way regulations are interpreted; security breaches of members’ confidential information; economic conditions; an increase in member default rates; material changes to the interest rate charged to Mogo’s members and paid to Mogo’s lenders; the concentration of Mogo’s debt funding sources and Mogo’s ability to access additional capital from those sources; the financial covenants under Mogo’s credit facilities; the development, acceptance and widespread use of cryptocurrency is subject to a variety of factors that are difficult to evaluate; banks, financial institutions and insurance providers may not provide banking and/or insurance services, or may cut off such services, to businesses that provide cryptocurrency-related services; the price of Mogo’s publicly traded securities could be subject to wide price swings since the value of cryptocurrencies may be subject to pricing risk and have historically been subject to wide swings in value; privacy considerations; protecting Mogo’s intellectual property rights; claims by third parties for alleged infringement of their intellectual property rights; the use of open source software and any failure to comply with the terms of open source licenses; serious errors or defects in Mogo’s software and attacks or security breaches; Mogo’s ability to collect payment on Mogo’s loans and maintain accurate accounts; the reliability of Mogo’s credit scoring model; the adequacy of Mogo’s allowance for loan losses; access to reliable third-party data; Mogo’s risk management efforts; operating risk and insurance coverage; Mogo’s efforts to expand Mogo’s market reach and product portfolio; Mogo’s marketing efforts and ability to increase brand awareness; member complaints and negative publicity; misconduct and/or errors by Mogo’s employees and third-party service providers; Mogo’s ability to collect payment and service the products Mogo make available to Mogo’s members; Mogo’s reliance on third-party partners and service providers to deliver Mogo’s services and any disruption thereof; competition in Mogo’s industry; the reliability of information provided by members; Mogo’s reliance on key personnel; competition for employees; preserving Mogo’s corporate culture; risks related to litigation; Mogo will incur substantial transaction-related costs; Mogo is restricted from taking certain actions; risks related to directors and executive officers of Mogo possibly having interests in the Arrangement that are different from other Mogo Shareholders; market reaction to the Arrangement; risks related to the integration of Mogo’s and Difference’s operations; and the Arrangement may have certain tax consequences.

This list is not exhaustive of the factors that may affect any of forward-looking statements made in the Circular. Forward-looking statements are statements about the future and are inherently uncertain. Actual results could differ materially from those projected in the forward-looking statements as a result of the matters set out or incorporated by reference in this Circular generally and certain economic and business factors, some of which may be beyond the control of Mogo or Difference. Some of the important risks and uncertainties that could affect forward-looking statements are described further under the heading “Risk Factors” in the Mogo AIF dated March 25, 2019 and as well as those factors detailed from time to time in Mogo’s interim and annual financial statements and MD&A relating to those statements, all of which are filed on SEDAR at www.sedar.com and with the SEC at www.sec.gov and under the headings “Particulars of Matters to be Acted Upon — The Arrangement Agreement — Risks Associated with the Arrangement” and “Risk Factors” in Appendix F to this Circular. Mogo does not intend, and does not assume any obligation, to update any forward-looking statements, other than as required by applicable Law. For all of these reasons, Mogo Shareholders should not place undue reliance on forward-looking statements.

NOTE TO UNITED STATES SECURITYHOLDERS

THE ARRANGEMENT AND THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN REGISTERED WITH, RECOMMENDED BY, OR APPROVED OR DISAPPROVED BY THE SEC UPON RELIANCE ON AN EXEMPTION FROM REGISTRATION UNDER SECTION 3(a)(10) OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES REGULATORY AUTHORITY IN ANY STATE OF THE UNITED STATES, NOR HAS THE SEC OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE OF THE UNITED STATES PASSED UPON THE FAIRNESS OR MERITS OF THE ARRANGEMENT OR UPON THE ADEQUACY

OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Difference Shares to be issued and distributed pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act or any applicable Securities Laws of any state of the United States, and are being issued in reliance on the Section 3(a)(10) exemption on the basis of the approval of the Court, which will consider, among other things, the fairness of the Arrangement to Mogo Shareholders as further described in this Circular under the heading “Particulars of Matters to be acted Upon — The Arrangement — Regulatory Law Matters and Securities Law Matters — United States Securities Law Matters”, and in reliance on similar exemptions from registration or qualification under any applicable Securities Laws of any state of the United States. Section 3(a)(10) of the U.S. Securities Act provides an exemption from the registration requirements of the U.S. Securities Act for offers and sales of securities issued in exchange for one or more outstanding securities where the terms and conditions of the issuance and exchange of such securities have been approved by a court authorized to grant such approval after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear and have received adequate notice thereof.

The U.S. Securities Act imposes restrictions on the resale of securities received pursuant to the Arrangement by persons who will be “affiliates” of Difference after the Effective Time or who have been affiliates of Mogo or Difference within ninety (90) days before the Effective Time. Section 3(a)(10) of the U.S. Securities Act does not exempt the issuance of underlying securities upon the exercise of securities that were previously issued pursuant to Section 3(a)(10) of the U.S. Securities Act. See “Particulars of Matters to be acted Upon — The Arrangement — Regulatory Law Matters and Securities Law Matters — United States Securities Law Matters”, in this Circular.

The solicitation of proxies made pursuant to this Circular is not subject to the requirements of Section 14(a) of the Exchange Act by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” (as defined in Rule 3b-4 under the Exchange Act). Accordingly, this Circular has been prepared in accordance with disclosure requirements applicable in Canada. Mogo Shareholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act and to proxy statements under the Exchange Act.

Financial statements included or incorporated by reference in this Circular have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and are subject to Canadian auditing and auditor independence standards, which differ from United States generally accepted accounting principles, auditing and auditor independence standards, respectively, in certain material respects, and thus they may not be comparable to financial statements of U.S. companies.

Information concerning the assets and operations of Mogo and Difference has been prepared in accordance with the requirements of Canadian Securities Laws, which may differ from the requirements of United States Securities Laws.

Mogo Shareholders who are resident in, or citizens of, the United States are advised to review the summary contained in this Circular under the heading “Particulars of Matters to be acted Upon — The Arrangement — Certain United States Federal Income Tax Considerations” and to consult their own tax advisors to determine the particular United States tax consequences to them of the Arrangement in light of their particular situation, as well as any tax consequences that may arise under the Laws of any other relevant foreign, state, local, or other taxing jurisdiction.

The enforcement by Mogo Shareholders of civil liabilities under U.S. Securities Laws may be affected adversely by the fact that each of Mogo and Difference is incorporated outside the United States, that some or all of its officers and directors and the experts named herein are residents of a foreign country and that some or all of their respective assets and the aforementioned persons are located outside the United States. As a result, it may be difficult or impossible for Mogo Shareholders to effect service of process within the United States upon Mogo or Difference, its officers or directors or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal Securities Laws of the United States or “blue sky” laws of any state within the United States. In addition, Mogo Shareholders should not assume that the courts of Canada (a) would allow them to sue Mogo, its officers or directors, or the experts named herein in the courts of Canada, (b) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal Securities Laws of the United States or “blue sky” laws of any state within the United States, or (c) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal Securities Laws of the United States or “blue sky” laws of any state within the United States.

CURRENCY AND EXCHANGE RATES

Unless otherwise indicated herein, references to “$”, “CAN$” or “Canadian dollars” are to Canadian dollars, and references to “US$”, “U.S. dollars” or “USD” are to United States dollars.

The following table sets out: (i) the rates of exchange for one U.S. dollar expressed in Canadian dollars in effect at the end of the periods indicated; (ii) the average rates of exchange for such periods; and (iii) the highest and lowest rates of exchange during such periods, based on the daily exchange rates provided by the Bank of Canada.

	Year Ended December 31
	2016	2017	2018
High	$1.4589	$1.2545	$1.3642
Low	$1.2544	$1.3435	$1.2288
Average	$1.3248	$1.2986	$1.2957
Period End	$1.3427	$1.2545	$1.3638

	Three Months Ended March 31
	2017	2018	2019
High	$1.3513	$1.3088	$1.3600
Low	$1.3016	$1.2288	$1.3095
Average	$1.3238	$1.2647	$1.3294
Period End	$1.3310	$1.2894	$1.3363

On May 13, 2019, the daily exchange rate for one United States dollar expressed in Canadian dollars as reported by the Bank of Canada was CAN$1.3457.

REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES

Mogo’s financial statements included herein and incorporated by reference are reported in Canadian dollars and have been prepared in accordance with IFRS. Difference’s financial statements included herein are reported in Canadian dollars and have been prepared in accordance with IFRS.

The unaudited Pro-Forma consolidated financial information for the Combined Entity (consolidated to give effect to, among other things, the Arrangement on the Effective Date), for the year ended December 31, 2018 (the “Pro-Forma Financial Statements”) are attached as Appendix I to this Circular.

The Pro-Forma Financial Statements have been compiled from underlying financial statements of Difference and Mogo and prepared in accordance with IFRS to illustrate the effect of, among other things, the Arrangement. The Pro-Forma Financial Statements may not be appropriate for other purposes. Adjustments have been made to prepare the Pro-Forma Financial Statements, which adjustments are based on certain assumptions. Both the adjustments and the assumptions made are described in the notes to the Pro-Forma Financial Statements.

The Pro-Forma Financial Statements are presented for illustrative purposes only and are not necessarily indicative of: (i) the operating or financial results that would have occurred had the Arrangement actually occurred at the times contemplated by the notes to the Pro-Forma Financial Statements; or (ii) the results expected in future periods.

DOCUMENTS INCORPORATED BY REFERENCE

Information in respect of Mogo and its subsidiaries has been incorporated by reference in this Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request, without charge, from the Vice President & General Counsel of Mogo at 401 West Georgia Street, Suite 2100, Vancouver, British Columbia, V6B 5A1, telephone: (604) 659-4380. These documents are also available on SEDAR at www.sedar.com and with the SEC at www.sec.gov.

The following documents of Mogo, filed by Mogo with the securities commissions or similar authorities in Canada, are specifically incorporated by reference into and form an integral part of this Circular:

(a)                                 Mogo’s annual information form dated March 25, 2019, for the financial year ended December 31, 2018 (the “Mogo AIF”);

(b)                                 Mogo’s audited annual consolidated financial statements for the fiscal year ended December 31, 2018, together with the notes thereto and the independent auditors’ report thereon;

(c)                                  Mogo’s management’s discussion and analysis for the fiscal year ended December 31, 2018;

(d)                                 the Arrangement Agreement;

(e)                                  the amending agreement to the Arrangement Agreement dated May 13, 2019 between Mogo and Difference; and

(f)                                   Mogo’s material change report dated April 18, 2019, announcing the Arrangement Agreement.

Any documents of the type described in Section 11.1 of Form 44-101F1 — Short Form Prospectus filed by Mogo with a securities commission or any similar authority in Canada after the date of this Circular and prior to the Effective Date, are deemed to be incorporated by reference in this Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular, to the extent that a statement contained in this Circular or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Circular, except as so modified or superseded.

SUMMARY

The following is a summary of certain information contained in this Circular. This summary is not intended to be complete and is qualified in its entirety by the more detailed information contained elsewhere in this Circular and the attached Appendices, all of which are important and should be reviewed carefully. Capitalized terms used but not defined in this summary have the meanings ascribed to them in the Glossary of Terms or elsewhere in this Circular.

The Meeting

The Meeting will be held at the offices of Mogo at 401 West Georgia Street, Suite 2100, Vancouver, British Columbia, V6B 5A1 on Tuesday, June 18, 2019 at 1:30 p.m. (Vancouver Time)/4:30 p.m. (Toronto Time).

Record Date

Only Mogo Shareholders of record as of the close of business on May 13, 2019 will be entitled to receive notice of the Meeting and vote at the Meeting, or any adjournment or postponement thereof.

Purpose of the Meeting

The primary purpose of the Meeting is to consider the Arrangement Resolution. See “Information Concerning the Meeting — Purpose of the Meeting”.

The Meeting will also address annual general meeting matters, requiring Mogo Shareholders to consider and vote on the election of directors, appointment of auditors and the approval of the renewal of the Mogo Option Plan and the unallocated options, rights and other entitlements available thereunder.  See “Particulars of Matters to be Acted Upon”.

The Companies

Mogo is a “reporting issuer” in all the provinces and territories of Canada and is listed on the TSX and NASDAQ. Mogo is a digital challenger to the banks in Canada, empowering consumers with simple solutions to help them manage their financial health. Users can sign up for a free MogoAccount in only three minutes and get access to six products including free credit score monitoring, identity fraud protection, digital spending account with the Mogo Platinum Prepaid Visa® Card, digital mortgage experience, the MogoCrypto account, the first product within MogoWealth, which enables the buying and selling of bitcoin, and access to smart consumer credit products.

Difference invests in and advises growth companies. It leverages its capital markets expertise to help unlock value in technology, media and healthcare companies as they approach important milestones in their business lifecycle. See “Description of Business” in Appendix F of this Circular.

Background to the Arrangement

A summary of the material events leading up to the negotiation of the Arrangement Agreement and the material meetings, negotiations and discussions between Mogo and Difference that preceded the execution and public announcement of the Arrangement Agreement are included in this Circular under the heading “Particulars of Matters to be Acted Upon — The Arrangement — Background”.

Result of the Arrangement

Difference will indirectly acquire all of the issued and outstanding Mogo Shares. Pursuant to the terms of the Arrangement, in exchange for each Mogo Share held immediately prior to the Arrangement (other than those Mogo Shares held by Difference), Mogo Shareholders will receive one Difference Share. In addition, each of Mogo Warrant will be exchanged pursuant to the Arrangement for Replacement Warrants. Mogo’s other outstanding convertible securities will adjust in accordance with their terms and become exercisable, exchangeable or convertible, as the case may be, for one Difference Share for each Mogo Share that was originally issuable upon due exercise, exchange or conversion. Upon completion of the Arrangement, Former Mogo Shareholders will own approximately 80% of the Combined Entity on a fully diluted basis.

Prior to the Arrangement, Difference is expected to be continued as a British Columbia corporation named ‘Mogo Inc.’. David Feller will be Chairman and CEO and Gregory Feller will be President, CFO and Director of the Combined Entity. The board of directors of the Combined Entity is, subject to the receipt of approval from the Difference Shareholders, expected to consist of David Feller, Gregory Feller, Minhas Mohamed, Michael Wekerle, and Kees Van Winters.  The Combined Entity will continue to execute on Mogo’s vision of building the leading fintech platform in Canada. The Arrangement will give Mogo immediate access to approximately $9 — $10 million in cash, which reflects proceeds from Difference’s two recently announced monetizations. In addition, the Combined Entity will continue to hold Difference’s portfolio of investments in some of the premier private technology companies in Canada, which collectively had an estimated fair market value of approximately $24 million as of December 31, 2018. See “Particulars of Matters to be Acted Upon — The Arrangement — Reasons for the Recommendation of the Mogo Special Committee”.

On May 17, 2019, the TSX conditionally approved the listing of the Difference Shares to be issued under the Arrangement and issuable on the exercise, exchange, conversion or vesting (as the case may be) of the Replacement Debenture, Replacement Options, Replacement Warrants and Replacement RSUs after completion of the Arrangement and conditionally approved the listing of the Replacement Debentures, subject to filing certain documents following the closing of the Arrangement.

See “Particulars of Matters to be Acted Upon — The Arrangement — Regulatory Approvals — TSX” and Appendix H to this Circular.

If the Difference Continuance Resolution is approved at the Difference Meeting, it is anticipated that immediately prior to or concurrently with the completion of the Arrangement, the Combined Entity will continue out of the federal jurisdiction of Canada under the CBCA and into the province of British Columbia under the BCBCA.  If the Difference Continuance Resolution is not approved, or, is approved but the Parties determine not to proceed with effecting the Continuance, the Combined Entity will continue to be governed by the CBCA.

See “Particulars of Matters to be acted Upon — The Arrangement — Effects of the Arrangement on Mogo Shareholders’ Rights”.

Unaudited Pro-Forma Consolidated Financial Statements

The unaudited pro forma condensed consolidated financial statements of the Combined Entity that give effect to the Arrangement are set forth in Appendix I to this Circular.

The Arrangement

The Arrangement will be implemented by way of the Plan of Arrangement, subject to and pursuant to the terms and conditions of the Arrangement Agreement. Implementation of the Arrangement is subject to a number of conditions, including Mogo Shareholder Approval of the Arrangement Resolution and the approval of the Court under the BCBCA. The Plan of Arrangement is attached to this Circular as Appendix B. Mogo Shareholders are encouraged to read the Plan of Arrangement in its entirety. The Arrangement Agreement may be found under Mogo’s company profile on SEDAR at www.sedar.com and with the SEC at www.sec.gov. For a summary of the principal provisions of the Arrangement Agreement, see “Particulars of Matters to be Acted Upon — The Arrangement — The Arrangement Agreement”.

The Arrangement Resolution requires approval by: (i) at least two-thirds of the votes cast by Mogo Shareholders present in person or represented by proxy at the Meeting, and (ii) a simple majority of votes cast by Mogo Shareholders present in person or represented by proxy after excluding votes cast by Mogo Shareholders who are required to be excluded in accordance with Section 8.1 of MI 61-101.

Should Mogo Shareholders fail to approve the Arrangement Resolution by the requisite majorities, the Arrangement will not be completed.

Consideration Under the Arrangement

Mogo Shareholders

Under the Arrangement, Mogo Shareholders (other than Difference) will receive one Difference Share for each Mogo Share held immediately prior to the Arrangement. No fractional Difference Shares will be issued and the number of Difference Shares to be issued will be rounded down to the nearest whole number of Difference Shares. See “Particulars of Matters to be Acted Upon — The Arrangement — The Arrangement Agreement — Arrangement Mechanics”.

Treatment of Mogo Options, Mogo RSUs, Mogo Warrants and Mogo Debentures

Promptly following the completion of the Arrangement, all outstanding Mogo Options immediately prior to the Effective Time will be exchanged in accordance with the terms of the Mogo Option Plan for Replacement Options issued by the Combined Entity that will entitle their holders upon due exercise, for the original exercise price, to receive one Difference Share for each Mogo Share that was issuable upon due exercise of the Mogo Option immediately prior to the Effective Time.  Each Replacement Option will be governed by the terms of the Combined Entity Option Plan.

Promptly following the completion of the Arrangement, each outstanding Mogo RSU will be exchanged in accordance with the terms of the Mogo RSU Plan for Replacement RSUs issued by the Combined Entity that will entitle their holders, following vesting of such unit, to receive one Difference Share for each Mogo Share that was issuable following vesting of the Mogo RSU immediately prior to the Effective Time.  Each Replacement RSU will be governed by the terms of the Combined Entity RSU Plan.

To the extent Mogo Warrants are not exercised prior to the Effective Time, each such warrant will be exchanged pursuant to the terms of the Arrangement for one Replacement Warrant having terms substantially identical thereto and such warrant will become exercisable for Difference Shares after the Effective Time in accordance with the terms thereof.

Promptly following the Effective Time, the Mogo Debentures will be exchanged for Replacement Debentures and shall begin trading on the TSX subject to customary listing conditions of the TSX. On May 17, 2019, the TSX conditionally approved the listing of the Replacement Debentures after the Effective Time.

See “Particulars of Matters to be Acted Upon — The Arrangement — Treatment of Mogo Options, Mogo RSUs, Mogo Warrants and Mogo Debentures”.

Treatment of Mogo Non-Convertible Debentures

At the Effective Time, the Mogo Non-Convertible Debentures issued by Mogo will be assumed by Amalco and will continue as debentures of Amalco and the Mogo Non-Convertible Debentures issued by Thurlow will continue as debentures of Thurlow.

Recommendation of the Mogo Special Committee

The Mogo Special Committee, having undertaken a thorough review of, and having carefully considered the terms of the Arrangement Agreement, in consultation with management of Mogo, Mogo’s legal advisors and the Mogo Financial Advisor, and having taken into account the Mogo Fairness Opinion and such other matters as it considered relevant, unanimously determined to recommend to the Mogo Board that the Mogo Board: (i) approve the Arrangement; (ii) authorize and approve the entering into of the Arrangement Agreement and the Difference Voting Support Agreements by Mogo, in each case, substantially in the form circulated to the Mogo Special Committee and to the Mogo Board; (iii) recommend that the Mogo Shareholders vote in favour of the Arrangement Resolution (as defined in the Arrangement Agreement); and (iv) authorize and approve the dissemination of the draft press release of Mogo announcing the Arrangement, substantially in the form circulated to the Mogo Special Committee and to the Mogo Board.

See “Particulars of Matters to be Acted Upon — The Arrangement — Recommendation of the Mogo Special Committee”.

Reasons for the Recommendations of the Mogo Special Committee

In making its recommendations that the Mogo Board resolve that the execution, delivery and performance of the Arrangement Agreement is in the best interests of Mogo, that the Arrangement is fair to the Mogo Shareholders and that the Mogo Board recommend that the Mogo Shareholders vote in favour of the Arrangement Resolution, the Mogo Special Committee considered and relied upon a number of substantive factors, procedural safeguards, and risks and uncertainties, including the following:

•                                          the Arrangement will give Mogo immediate access to approximately $9 - $10 million cash;

•                                          the Combined Entity will continue to hold Difference’s portfolio of investments, which collectively had an estimated fair market value of approximately $24 million as of December 31, 2018;

•                                          Mogo Shareholders will be subject to minimal dilution pursuant to the terms of the Arrangement;

•                                          Mogo Shareholders will continue to participate in the value associated with Mogo’s platform;

•                                          key Mogo Shareholders have entered into Mogo Voting Support Agreements;

•                                          the opinion from the Mogo Financial Advisor that, subject to and based on the considerations, assumptions and limitations described, the consideration offered for each Mogo Share pursuant to the Arrangement is fair, from a financial point of view, to Mogo Shareholders, other than Difference and its affiliates;

•                                          the Mogo Board will remain able to respond to any unsolicited bona fide written proposal that may lead to a transaction more favourable to Mogo Shareholders from a financial point of view than the Arrangement;

•                                          the Arrangement Agreement is the result of a comprehensive negotiation process undertaken by the management of Mogo and which includes terms and conditions that are reasonable in the judgment of the Mogo Special Committee;

•                                          the Arrangement Agreement provides for certain conditions to complete the Plan of Arrangement, which conditions are not unduly onerous or outside market practice and could reasonably be expected to be satisfied. In addition, the Arrangement Agreement includes the Difference Termination Fee that will be payable by Difference to Mogo in certain circumstances;

•                                          the Plan of Arrangement must be approved by the Court, which will consider, among other things, the fairness and reasonableness of the Plan of Arrangement to Mogo Securityholders;

•                                          the Arrangement must receive the Mogo Shareholder Approval; and

•                                          the terms of the Plan of Arrangement provide the Dissent Rights and, if ultimately successful, Mogo Shareholders who oppose the Arrangement may receive fair value for their Mogo Shares (as described in the Plan of Arrangement).

The Mogo Special Committee’s recommendations are based upon the totality of the information presented and considered by it. The foregoing summary of the information and factors considered by the Mogo Special Committee is not intended to be exhaustive but includes a summary of the material information and factors considered by the Mogo Special Committee in its consideration of the Arrangement.

See “Cautionary Note Regarding Forward-Looking Statements and Risks” and “Particulars of Matters to be Acted Upon — The Arrangement — Reasons for the Recommendation of the Mogo Special Committee”.

Recommendations of the Mogo Board

After careful consideration of, among other things, the recommendations and reasons of the Mogo Special Committee, the Mogo Fairness Opinion, advice of legal and financial advisor and such other matters as it considered relevant, the Mogo Board determined that the execution, delivery and performance of the Arrangement Agreement is in the best interests of Mogo and the Arrangement is fair to the Mogo Shareholders. Accordingly, the Mogo Board unanimously recommends that the Mogo Shareholders vote in favour of the Arrangement Resolution.

Accordingly, the Mogo Board recommends that the Mogo Shareholders vote FOR the Arrangement Resolution.

See “Particulars of Matters to be Acted Upon — The Arrangement — Recommendations of the Mogo Board”.

The Mogo Fairness Opinion

The Mogo Special Committee retained the Mogo Financial Advisor to act as financial advisor and to provide an opinion as to the fairness, from a financial point of view, of the Consideration to be received by Mogo Shareholders pursuant to the Arrangement Agreement.

On April 14, 2019, the Mogo Financial Advisor verbally delivered its opinion and subsequently confirmed in writing, that as at the date thereof, the Consideration to be received by Mogo Shareholders under the Arrangement is fair from a financial point of view to the Mogo Shareholders, other than Difference and its affiliates. The full text of the Mogo Fairness Opinion, setting out the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the Mogo Fairness Opinion, is set out in Appendix J to this Circular. The summary of the Mogo Fairness Opinion described in this Circular is qualified in its entirety by reference to the full text of the Mogo Fairness Opinion.

The Mogo Fairness Opinion was provided solely for the information and assistance of the Mogo Special Committee and the Mogo Board in connection with its consideration of the Arrangement and is not a recommendation to any Mogo Shareholder as to how to vote or act on any matter relating to the Arrangement. The Mogo Fairness Opinion was only one factor that the Mogo Board took into consideration in making its determination to recommend that the Mogo Shareholders vote in favour of the Arrangement Resolution.

See “Particulars of Matters to be Acted Upon — The Arrangement — The Mogo Fairness Opinion”.

Voting Agreements

On April 14, 2019, each of the directors of Mogo and certain Mogo Shareholders entered into Mogo Voting Support Agreements with Difference pursuant to which they have agreed, on and subject to the terms thereof, among other things, to vote their Mogo Shares in favour of the Arrangement Resolution and in favour of any other matter necessary for the consummation of the transactions contemplated by the

Arrangement Agreement. As of the Record Date, 5,134,390 Mogo Shares were subject to the Mogo Voting Support Agreement representing approximately 21.8% of the issued and outstanding Mogo Shares.

The Mogo Voting Support Agreements set forth, among other things, that such Mogo Shareholders must not: (i) sell, assign or otherwise convey their Mogo Shares; (ii) take any action which might delay or interfere with the completion of the Arrangement; or (iii) threaten or bring any suit or proceeding to frustrate the Arrangement.

On April 14, 2019, each of the directors and certain officers of Difference entered into Difference Voting Support Agreements with Mogo, pursuant to which they have agreed, on and subject to the terms thereof, among other things, to vote their Difference Shares in favour of the Difference Shareholder Resolution and in favour of any other matter necessary for the consummation of the transactions contemplated by the Arrangement Agreement. As of the Record Date, 2,850,085 Difference Shares were subject to the Difference Voting Support Agreement representing approximately 49.8% of the issued and outstanding Difference Shares. The terms of the Difference Voting Support Agreements with Mogo are substantially similar to the Mogo Voting Support Agreements except being in favour of Mogo as opposed to Difference and pertaining to Difference Shares as opposed to Mogo Shares.

Completion of the Arrangement — Effective Time

Completion of the Arrangement is expected to occur on or about June 21, 2019; however, completion of the Arrangement is dependent on many factors, some of which are beyond the control of Mogo and Difference, and it is not possible at this time to determine precisely when or if the Arrangement will become effective. It is possible that completion may be delayed if the conditions to completion of the Arrangement cannot be met on a timely basis. See “Particulars of Matters to be Acted Upon — The Arrangement — Completion of the Arrangement — Effective Time”.

Effects on Mogo if the Arrangement is Not Completed

If the Arrangement Resolution is not approved by Mogo Shareholders or if the Arrangement is not completed for any other reason, Mogo Shareholders will not receive any consideration for any of their Mogo Shares in connection with the Arrangement, Mogo will remain an independent public company and the Mogo Shares will continue to be listed on the TSX and NASDAQ. See “Particulars of Matters to be Acted Upon — The Arrangement — The Arrangement Agreement — Risks Associated with the Arrangement”.

Conditions to the Arrangement

Completion of the Arrangement is subject to a number of specified conditions being satisfied or waived as of the Effective Time, including, but not limited to:

•                                          the Mogo Shareholder Approval being obtained at the Meeting in accordance with the Interim Order;

•                                          each of the Interim Order and Final Order being obtained on terms consistent with the Arrangement Agreement, and not having been set aside or modified in a manner unacceptable to either Mogo or Difference, each acting reasonably;

•                                          the Difference Shareholder Approval being obtained at the Difference Shareholder Meeting;

•                                          the issuance of the Difference Shares being qualified in the United States for the Section 3(a)(10) Exemption;

•                                          the Difference Shares forming part of the Consideration being conditionally approved for listing on the TSX following to the Effective Time, subject to customary listing conditions of the TSX;

•                                          the Replacement Debentures being conditionally approved for listing on the TSX following the Effective Time, subject to customary listing conditions of the TSX;

•                                          Dissent Rights not having been exercised with respect to more than 10% of the issued and outstanding Mogo Shares;

•                                          certain third-party consents being obtained on terms that are acceptable to Mogo and/or Difference, acting reasonably, and not withdrawn or modified; and

•                                          Difference being a “passive foreign investment company” under the United States federal income tax rules.

Notwithstanding the foregoing, the Arrangement Resolution proposed for consideration by the Mogo Shareholders authorizes the Mogo Board, without further notice or approval of Mogo Shareholders, to amend the terms of the Arrangement Agreement or the Plan of Arrangement or to decide not to proceed with the Arrangement, at any time prior to the Effective Time. See Appendix A for the text of the Arrangement Resolution.

See “Particulars of Matters to be Acted Upon — The Arrangement — The Arrangement Agreement — Conditions to the Completion of the Arrangement”.

Non-Solicitation of Acquisition Proposals

Pursuant to the Arrangement Agreement, Mogo has agreed not to solicit, initiate, encourage or facilitate any Mogo Acquisition Proposals. However, the Mogo Board does have the right to consider and accept a Mogo Superior Proposal under certain conditions. Difference has the right to offer to amend the terms of the Arrangement Agreement in response to any Mogo Acquisition Proposal that the Mogo Board has determined is a Mogo Superior Proposal in accordance with the Arrangement Agreement. If Mogo accepts a Mogo Superior Proposal and terminates the Arrangement Agreement, Mogo must pay Difference the Mogo Termination Fee. Subject to certain conditions described herein, Difference may also be required to pay Mogo the Difference Termination Fee upon the acceptance of a Difference Acquisition Proposal.

See “Particulars of Matters to be Acted Upon — The Arrangement — The Arrangement Agreement — Mogo Non-Solicitation Covenant”.

Mogo After the Arrangement

Under the Arrangement, Mogo and Difference SubCo will merge to form one corporate entity, with the same effect as if they had amalgamated under Section 269 of the BCBCA. Mogo Shareholders (other than Difference) will receive one Difference Share for each Mogo Share held immediately prior to the Arrangement. Following completion of the Arrangement, the Combined Entity will operate the businesses of Mogo and Difference prior to the Arrangement and Mogo Shareholders will be shareholders of the Combined Entity, holding approximately 80% of the Combined Entity’s shares, being Difference Shares. The Mogo Shares will be delisted from the TSX and the Mogo Debentures will be delisted from the TSX after the Effective Time. Applications will be made to have Mogo cease to be a reporting issuer under the securities legislation of each of the provinces and territories in Canada under which it is currently a reporting issuer (or equivalent).

The Difference Shares are currently listed on the TSX and, upon completion of the Arrangement, the Combined Entity will be a reporting issuer in all of the provinces and territories in Canada and the Combined Entity’s shares will be listed on the TSX.  In addition, it is anticipated that Difference will be treated as the successor in interest to Mogo and, as such, the Difference Shares will be listed on the NASDAQ in lieu of the Mogo Shares which are currently listed on NASDAQ.  Promptly following the Effective Time, the Mogo Debentures will be exchanged for Replacement Debentures and shall begin trading on the TSX subject to customary listing conditions of the TSX.

It is a condition to the Arrangement that the TSX grants conditional listing approval for the Difference Shares to be issued in connection with the Arrangement and conditional listing of the Replacement Debentures. On May 17, 2019, the TSX conditionally approved the listing of the Difference Shares to be issued under the Arrangement and issuable on the exercise or vesting of the Replacement Debentures, Replacement Options, Replacement Warrants and Replacement RSUs after completion of the Arrangement and conditionally approved the listing of the Replacement Debentures, subject to filing certain documents following the closing of the Arrangement.

See “Particulars of Matters to be Acted Upon — The Arrangement — The Arrangement Agreement — Procedural Steps” and “Particulars of Matters to be Acted Upon — The Arrangement — The Arrangement Agreement — Regulatory Law Matters and Securities Law Matters — Stock Exchange Listing and Reporting Issuer Status”.

Mogo Shareholders After the Arrangement

Upon completion of the Arrangement current Mogo Shareholders will hold approximately 80% of the Combined Entity on a fully diluted basis.

Court Approval

The Arrangement requires Court approval under the BCBCA. In addition to this approval, the Court will be asked for a declaration following a Court hearing that the Arrangement is fair to the Mogo Shareholders. Prior to the mailing of this Circular, Mogo obtained the Interim Order providing for the calling and holding of the Meeting, the Dissent Rights and certain other procedural matters. Following receipt of Mogo Shareholder Approval, Mogo intends to make application to the Court for the Final Order at 9:45 a.m. (Vancouver time), or as soon thereafter as counsel may be heard, on June 19, 2019 at the Courthouse, 800 Smithe Street, Vancouver, British Columbia, or at any other date and time as the Court may direct. In deciding whether to grant the Final Order, the Court will consider, among other things, the fairness of the Arrangement to Mogo Shareholders.

Any person to whom Difference Shares will be issued pursuant to the Arrangement and who wishes to appear or be represented and to present evidence or arguments at that hearing must file and serve a response to petition no later than 4:00 p.m. (Vancouver time) on June 18, 2019 along with any other documents required, all as set out in the Interim Order and Notice of Petition, the text of which are set out in Appendix C to this Circular and satisfy any other requirements of the Court. Such persons should consult with their legal advisor with respect to the legal rights available to them in relation to the Arrangement and as to the necessary requirements to assert any such rights. See “Particulars of Matters to be Acted Upon — The Arrangement — Court Approval of the Arrangement”.

The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, and subject to compliance with such terms and conditions, if any, as the Court sees fit.

The Court will be advised, prior to the hearing, that the Court’s approval of the Arrangement will form the basis for an exemption from registration of the Difference Shares issued in connection with the Arrangement under the U.S. Securities Act pursuant to section 3(a)(10) thereof. See “Particulars of Matters to be Acted Upon — The Arrangement — Court Approval of the Arrangement”.

Termination of the Arrangement Agreement

The Arrangement Agreement may at any time before or after the holding of the Meeting, and before or after the granting of the Final Order, be terminated by direction of the Mogo Board without further action on the part of the Mogo Shareholders.

In certain circumstances, termination of the Arrangement Agreement may lead to payment by Mogo to Difference of the Mogo Termination Fee, including termination:

(a)                                 by Difference if a Mogo Change in Recommendation occurs or Mogo breaches its covenants regarding non-solicitation;

(b)                                 by Mogo if the Mogo Board authorizes Mogo to enter into a Mogo Superior Proposal;

(c)                                  by Mogo or Difference if the Mogo Shareholder Approval is not obtained at the Mogo Meeting or the Effective Time does not occur on or prior to the Outside Date;

(i)                                     prior to such termination, a Mogo Acquisition Proposal is made or publicly announced by any Person other than Difference or any of its affiliates or any Person shall have publicly announced an intention to do so; and

(ii)                                  within 12 months following the date of such termination, (A) a Mogo Acquisition Proposal is consummated, or (B) Mogo or one or more of its subsidiaries directly or indirectly, in one or more transactions, enters into a contract in respect of a Mogo Acquisition Proposal and such Mogo Acquisition Proposal is later consummated. For purposes of the foregoing, the term “Mogo Acquisition Proposal” shall have the meaning assigned to such term in the Glossary of Terms, except that references to “20% or more” shall be deemed to be references to “50% or more”, either individually or in the aggregate; or

(d)                                 by Mogo or Difference if the Mogo Shareholder Approval is not obtained at the Mogo Meeting in accordance with the Interim Order if prior to the Mogo Meeting there has occurred a Mogo Change in Recommendation (except that if the reason that the Mogo Shareholder Approval has not been obtained is because of a breach by Mogo of the requirement in the Arrangement Agreement to hold the Meeting then Mogo shall not be permitted to terminate the Arrangement Agreement).

In certain circumstances, Mogo is entitled to receive the Difference Termination Fee from Difference, including termination:

(a)                                 by Mogo if Difference breaches its covenants regarding non-solicitation;

(b)                                 by Difference if the Difference Board authorizes Difference to enter into a Difference Superior Proposal;

(c)                                  by Mogo or Difference if the Difference Shareholder Approval is not obtained at the Difference Meeting or the Effective Time does not occur on or prior to the Outside Date;

(i)                                     prior to such termination, a Difference Acquisition Proposal is made or publicly announced by any Person other than Mogo or any of its affiliates or any Person shall have publicly announced an intention to do so; and

(ii)                                  (within 12 months following the date of such termination, (A) a Difference Acquisition Proposal is consummated, or (B) Difference or one or more of its subsidiaries directly or indirectly, in one or more transactions, enters into a contract in respect of a Difference Acquisition Proposal and such Difference Acquisition Proposal is later consummated. For purposes of the foregoing, the term “Difference Acquisition Proposal” shall have the meaning assigned to such term in the Glossary of Terms, except that references to “20% or more” shall be deemed to be references to “50% or more”, either individually or in the aggregate; or

(d)                                 by Mogo or Difference if the Difference Shareholder Approval is not obtained at the Difference Meeting if prior to the Difference Meeting there has occurred a Difference Change in Recommendation (except if the reason that the Difference Shareholder

Approval has not been obtained is because of a breach of Difference of the requirement in the Arrangement Agreement to hold the Difference Shareholder Meeting then Difference shall not be permitted to terminate the Arrangement Agreement).

See “Particulars of Matters to be Acted Upon — The Arrangement — The Arrangement Agreement — Termination Fee”.

Procedure for Exchange of Mogo Shares

At the time of sending this Circular to each Mogo Shareholder, Mogo is also sending to each Registered Mogo Shareholder the Letter of Transmittal. The Letter of Transmittal is for use by Registered Mogo Shareholders only and is not to be used by Non-Registered Mogo Shareholders. Non-Registered Mogo Shareholders should contact their broker or other intermediary for instructions and assistance in receiving the Difference Shares in respect of their Mogo Shares.

The Letter of Transmittal contains instructions with respect to the deposit of certificate(s) representing Mogo Shares with the Depositary at its offices in Vancouver, British Columbia in order to receive share certificate(s) or advice statements representing Difference Shares which Mogo Shareholders will acquire under the Arrangement. Following the Effective Date upon return of a properly completed Letter of Transmittal, together with share certificate(s) or book-entry advice statements representing Mogo Shares and such other documents as the Depositary may require, share certificate(s) or book-entry advice statements for the appropriate number of Difference Shares to which the Former Mogo Shareholder is entitled under the Arrangement will be delivered.

A Registered Mogo Shareholder must deliver to the Depositary at the office listed in the Letter of Transmittal:

(a)                                 the share certificates or book-entry advice statements representing their Mogo Shares;

(b)                                 a Letter of Transmittal in the form provided with this Circular, properly completed and duly executed as required by the instructions set out in the Letter of Transmittal; and

(c)                                  any other documentation required by the instructions set out in the Letter of Transmittal.

Except as otherwise provided in the instructions to the Letter of Transmittal, the signature on the Letter of Transmittal must be guaranteed by an Eligible Institution. If a Letter of Transmittal is executed by a person other than the registered holder of the share certificate(s) deposited therewith, the share certificate(s) must be endorsed or be accompanied by an appropriate securities transfer power of attorney, duly and properly completed by the registered holder, with the signature on the endorsement panel, or securities transfer power of attorney guaranteed by an Eligible Institution.

No fractional Difference Shares shall be issued to any Former Mogo Shareholder. The number of Difference Shares to be issued to a Former Mogo Shareholder shall be rounded down to the nearest whole Difference Share.

See “Particulars of Matters to be Acted Upon — The Arrangement — The Arrangement Agreement — Arrangement Mechanics — Procedure for Exchange of Mogo Shares”.

Termination of Rights After Six Years

Any certificate or book-entry advice statements which immediately prior to the Effective Time represented outstanding Mogo Shares and not deposited, with all other instruments required on or prior to the sixth anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature as a shareholder of Difference or as a Former Mogo Shareholder. On such date, the Difference Shares to which the former registered holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered to Difference together with all entitlements to dividends, distributions and interest thereon held for such former registered holder. None of Difference, Difference SubCo, Mogo or the Depositary shall be liable to any person in respect of any Difference Shares (or dividends, distributions and interest in respect thereof) delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. ACCORDINGLY, FORMER MOGO SHAREHOLDERS WHO DEPOSITS WITH THE DEPOSITARY A COMPLETED AND DULY EXECUTED LETTER OF TRANSMITTAL AND CERTIFICATES (IF APPLICABLE) REPRESENTING THEIR MOGO SHARES AFTER THE SIXTH ANNIVERSARY OF THE EFFECTIVE DATE WILL NOT RECEIVE THE DIFFERENCE SHARES IN EXCHANGE THEREFOR AND WILL NOT OWN ANY INTEREST IN MOGO OR DIFFERENCE, AND WILL NOT BE PAID ANY DIFFERENCE SHARES OR OTHER COMPENSATION.

Stock Exchange Listing and Reporting Issuer Status

After the Effective Time, the Mogo Shares will be delisted from the TSX and the Mogo Debentures will be delisted from the TSX and the Combined Entity’s common shares (being Difference Shares) will be listed on the TSX. Applications will be made to have Mogo cease to be a reporting issuer under the securities legislation of each of the provinces and territories in Canada under which it is currently a reporting issuer (or equivalent).  It is anticipated that the Combined Entity will be treated as the successor in interest to Mogo and will assume Mogo’s registration and reporting requirements under the Exchange Act.

The Difference Shares are currently listed on the TSX and, upon completion of the Arrangement, the Combined Entity will be a reporting issuer in all of the provinces and territories in Canada and the Combined Entity’s shares will be listed on the TSX and on the NASDAQ. Promptly following the Effective Time, the Mogo Debentures will be exchanged for Replacement Debentures and shall begin trading on the TSX subject to customary listing conditions of the TSX.

It is a condition to the Arrangement that the TSX grants conditional listing approval for the Difference Shares to be issued in connection with the Arrangement and conditional listing of the Replacement Debentures. On May 17, 2019, the TSX conditionally approved the listing of the Difference Shares to be issued under the Arrangement and issuable on the exercise or vesting of the Mogo Debentures, Replacement Options, Replacement Warrants and Replacement RSUs after completion of the Arrangement and conditionally approved the listing of the Replacement Debentures, subject to filing certain documents following the closing of the Arrangement.

Certain Income Tax Considerations

This Circular contains a summary of certain income tax considerations generally applicable to certain Shareholders who dispose of Mogo Shares and/or Mogo Warrants under the Arrangement.  See the discussions under the sections of this Circular entitled “Particulars of Matters to be Acted Upon — The Arrangement — Certain Canadian Federal Income Tax Considerations” and “Particulars of Matters to be Acted Upon — The Arrangement — Certain United States Federal Income Tax Considerations”.  Mogo Shareholders and Mogo Warrantholders should consult their own tax advisors with respect to the income tax implications of the Arrangement, including any associated filing requirements.

Canadian Securities Law Matters

Upon completion of the Arrangement, Difference will be a reporting issuer all of the provinces and territories of Canada. The Difference Shares to be issued to Mogo Shareholders pursuant to the Arrangement will constitute a distribution of securities which is exempt from the prospectus requirements of Canadian securities legislation and is exempt from or otherwise is not subject to the registration requirements under applicable securities legislation. The Difference Shares received pursuant to the Arrangement will not be legended and may be resold through registered dealers in each of the provinces of Canada provided that (i) the trade is not a “control distribution” as defined in NI 45-102 “Resale of Securities” of the Canadian Securities Administrators, (ii) no unusual effort is made to prepare the market or to create a demand for the Difference Shares, as the case may be, (iii) no extraordinary commission or consideration is paid to a person in respect of such sale, and (iv) if the selling security holder is an insider or officer of Difference, as the case may be, the selling security holder has no reasonable grounds to believe that Difference, as the case may be, is in default of applicable Canadian Securities Laws.

Each Mogo Shareholder is urged to consult his or her professional advisors to determine the Canadian conditions and restrictions applicable to trades in Difference Shares.

See “Particulars of Matters to be Acted Upon — The Arrangement — Regulatory Law Matters and Securities Law Matters — Canadian Securities Law Matters”.

United States Securities Law Matters

The Mogo Shares are listed on the NASDAQ. After the Arrangement, Mogo will be a wholly-owned subsidiary of Difference. It is anticipated that Difference will assume Mogo’s registration statement under the Securities Exchange Act of 1934, and its reporting requirements thereunder, as a successor in interest, and it is anticipated that Difference Shares will be listed on the NASDAQ.

The Difference Shares to be issued and distributed pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act or any applicable Securities Laws of any state of the United States, and are being issued in reliance on the Section 3(a)(10) exemption on the basis of the approval of the Court, which will consider, among other things, the fairness of the Arrangement to persons to whom Difference Shares will be issued pursuant to the Arrangement, and in reliance on similar exemptions from registration or qualification under any applicable Securities Laws of any state of the United States. Section 3(a)(10) of the U.S. Securities Act provides an exemption from the registration requirements of the U.S. Securities Act for offers and sales of securities issued in exchange for one or more outstanding securities where the terms and conditions of the issuance and exchange of such securities have been approved by a court authorized to grant such approval after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear and have received adequate notice thereof.

The U.S. Securities Act imposes restrictions on the resale of securities received pursuant to the Arrangement by persons who will be “affiliates” of Difference after the Effective Time or who have been affiliates of Mogo or Difference within ninety (90) days before the Effective Time. Section 3(a)(10) of the U.S. Securities Act does not exempt the issuance of underlying securities upon the exercise of securities that were previously issued pursuant to Section 3(a)(10) of the U.S. Securities Act. Therefore, the Difference Shares issuable upon the exercise of the Difference Options, Mogo RSUs, Mogo Warrants and Replacement Debentures may not be issued in reliance upon Section 3(a)(10) of the U.S. Securities Act and may be exercised only pursuant to registration under the U.S. Securities Act or an available exemption from the registration requirements of the U.S. Securities Act and pursuant to any applicable Securities Laws of any state of the United States

See “Particulars of Matters to be Acted Upon — The Arrangement — Regulatory Law Matters and Securities Law Matters — United States Securities Law Matters”.

Dissent Rights

The Plan of Arrangement provides that Dissent Shares held by Registered Mogo Shareholders who validly exercise Dissent Rights and who are ultimately entitled to be paid a cash payment equal to the fair value of those Dissent Shares will be deemed to be transferred to Mogo as of the Effective Time, in consideration for the payment by Mogo of the fair value thereof, in cash. In order to validly dissent, any such Registered Mogo Shareholder must not vote any Mogo Shares in respect of which Dissent Rights have been exercised in favour of the Arrangement Resolution, must provide Mogo with written objection to the Arrangement by 1:30 p.m. (Vancouver Time)/4:30 p.m. (Toronto Time) on June 14, 2019, or two Business Days prior to any adjournment of the Meeting, and must otherwise comply with the Dissent Procedures provided in the Interim Order. A Non-Registered Mogo Shareholder who wishes to exercise Dissent Rights must arrange for the

Registered Mogo Shareholder(s) holding its Mogo Shares to deliver the Dissent Notice. See “Dissent Rights”.

If a Dissenting Shareholder fails to strictly comply with the requirements of the Dissent Rights set out in the Interim Order, it will lose its Dissent Rights. The Dissent Rights are set out in their entirety in the Interim Order, the text of which is set out in Appendix C to this Circular.

Risk Factors

Mogo Shareholders should carefully consider the risk factors relating to the Arrangement. Some of these risks include, but are not limited to: Mogo could fail to complete the Arrangement or the Arrangement may be completed on different terms; The Arrangement may divert the attention of Mogo’s management; The market price for the Mogo Shares may decline; the Arrangement Agreement may be terminated in certain circumstances; the Mogo and Difference Termination Fees, the Expense Reimbursement Fee and the terms of the Mogo Voting Support Agreements may discourage other parties from attempting to acquire Mogo; Mogo and Difference may not realize the benefits of the Arrangement; Mogo’s history of losses; Mogo’s recent, rapid growth; Mogo’s negative operating cash flow; Mogo’s ability to access additional capital through issuances of equity and debt securities; disruptions in the credit markets; Mogo’s products achieving sufficient market acceptance; a decline in demand for Mogo’s products; changes in the regulatory environment or in the way regulations are interpreted; security breaches of members’ confidential information; economic conditions; an increase in member default rates; material changes to the interest rate charged to Mogo’s members and paid to Mogo’s lenders; the concentration of Mogo’s debt funding sources and Mogo’s ability to access additional capital from those sources; the financial covenants under Mogo’s credit facilities; the development, acceptance and widespread use of cryptocurrency is subject to a variety of factors that are difficult to evaluate; banks, financial institutions and insurance providers may not provide banking and/or insurance services, or may cut off such services, to businesses that provide cryptocurrency-related services; the price of Mogo’s publicly traded securities could be subject to wide price swings since the value of cryptocurrencies may be subject to pricing risk and have historically been subject to wide swings in value; privacy considerations; protecting Mogo’s intellectual property rights; claims by third parties for alleged infringement of their intellectual property rights; the use of open source software and any failure to comply with the terms of open source licenses; serious errors or defects in Mogo’s software and attacks or security breaches; Mogo’s ability to collect payment on Mogo’s loans and maintain accurate accounts; the reliability of Mogo’s credit scoring model; the adequacy of Mogo’s allowance for loan losses; access to reliable third-party data; Mogo’s risk management efforts; operating risk and insurance coverage; Mogo’s efforts to expand Mogo’s market reach and product portfolio; Mogo’s marketing efforts and ability to increase brand awareness; member complaints and negative publicity; misconduct and/or errors by Mogo’s employees and third-party service providers; Mogo’s ability to collect payment and service the products we make available to Mogo’s members; Mogo’s reliance on third-party partners and service providers to deliver Mogo’s services and any disruption thereof; competition in Mogo’s industry; the reliability of information provided by members; Mogo’s reliance on key personnel; competition for employees; preserving Mogo’s corporate culture; risks related to litigation; Mogo will incur substantial transaction-related costs; Mogo is restricted from taking certain actions; risks related to directors and executive officers of Mogo possibly having interests in the Arrangement that are different from other Mogo Shareholders; market reaction to the Arrangement; risks related to the integration of Mogo’s and Difference’s operations; and the Arrangement may have certain tax consequences. See “Particulars of Matters to be Acted Upon — The Arrangement Agreement — Risks Associated with the Arrangement” and section entitled “Risk Factors” in Appendix F of this Circular for additional information.

Additional risks and uncertainties, including those currently unknown or considered immaterial by Mogo, may also adversely affect the Mogo Shares, the Difference Shares or the business of Mogo or Difference following the Arrangement. In addition to the risk factors relating to the Arrangement set out in this Circular, Mogo Shareholders should also carefully consider the risk factors associated with the business of Mogo set forth in the section entitled “Risk Factors” of Mogo’s AIF dated March 25, 2019, which is filed on SEDAR at www.sedar.com and with the SEC at www.sec.gov and the risk factors associated with an investment in Difference Shares outlined under the heading “Risk Factors” in Appendix F of this Circular.

GLOSSARY OF TERMS

In this Circular and accompanying Notice of Meeting, unless there is something in the subject matter inconsistent therewith, the following terms shall have the respective meanings set out below, words importing the singular number shall include the plural and vice versa and words importing any gender shall include all genders.

“affiliate”	has the meaning ascribed to that term in the Securities Act.

“allowable capital loss”

has the meaning specified under the heading “Particulars of Matters to be Acted Upon — The Arrangement — Certain Canadian Federal Income Tax Considerations — Residents of Canada — Taxation of Capital Gains and Capital Losses”.

“Amalco”	means the corporate entity formed by the merger of Mogo and Difference SubCo.

“Arrangement”

means an arrangement under Part 9, Division 5 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of the Arrangement Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order.

“Arrangement Agreement”

means the Arrangement Agreement dated as of April 14, 2019 between Mogo and Difference, as amended on May 13, 2019 pursuant to an amending agreement between Mogo and Difference, and as the same may be further amended, supplemented or otherwise varied from time to time in accordance with its terms.

“Arrangement Resolution”	means the resolution to be considered by the Mogo Shareholders, substantially in the form and content set out in Appendix A to this Circular.

“Audit Committee”	means the Audit Committee of Mogo.

“BCBCA”	means the Business Corporations Act (British Columbia), and the regulations made thereunder, as promulgated or amended from time to time, and includes any successor thereto.

“Business Day”	means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario or Vancouver, British Columbia.

“Canadian Securities Administrators”	means the voluntary umbrella organization of Canada’s provincial and territorial securities regulators.

“Canadian Tax Act”	means the Income Tax Act (Canada), including all regulations made thereunder, as amended from time to time.

“Canada-U.S. Tax Convention”	means the Convention Between the U.S. and Canada with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended.

“CBCA”	means the Canada Business Corporations Act, and the regulations made thereunder, as promulgated or amended from time to time, and includes any successor thereto.

“CEO”	means Chief Executive Officer.

“CFC”	means a controlled foreign corporation.

“CFO”	means Chief Financial Officer.

“CGCNC”	means the Corporate Governance, Compensation and Nominating Committee.

“Circular”	means, collectively, this Management Information Circular of Mogo, including all appendices hereto, and the accompanying Notice of Meeting.

“Tax Code”	means the United States Internal Revenue Code of 1986, as amended.

“Combined Entity”	means Difference following completion of the arrangement.

“Combined Entity Option Plan”	means the stock option plan of the Combined Entity in substantially the form set forth in Appendix “M” to this Circular.

“Combined Entity RSU Plan”	means the restricted share unit plan of the Combined Entity in substantially the form set forth in Appendix “N” to this Circular.

“Confidentiality Agreement”	means the confidentiality provisions of the letter of intent dated March 19, 2019 between Difference and Mogo.

“Consideration”	means the consideration to be received by Mogo Shareholders pursuant to the Plan of Arrangement consisting of, for each Mogo Share, one Difference Share.

“Continuance”	means the proposed continuance of Difference from a corporation existing under the CBCA to a company existing under the BCBCA.

“Court”	means the Supreme Court of British Columbia.

“CRA”	means Canada Revenue Agency.

“Depositary”	means Computershare Investor Services Inc.

“Difference”	means Difference Capital Financial Inc., a corporation existing under the federal laws of Canada.

“Difference Acquisition Proposal”

means, other than the transactions contemplated by the Arrangement Agreement and other than any transaction involving only Difference and one or more of its wholly-owned subsidiaries, any offer, proposal or inquiry (written or oral) from any person or group of persons other than Mogo (or any affiliate of Mogo and/or any one or more of its wholly-owned subsidiaries) after the date of the Arrangement Agreement, whether or not delivered to the shareholders of Difference, relating to: (a) any sale or disposition (or any long term licensing agreement or other arrangement having the same economic effect as a sale), direct or indirect, of assets representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue of Difference and its subsidiaries or of 20% or more of the voting or equity securities of Difference or any of its subsidiaries (or rights or interests in such voting or equity securities) whose assets, individually or in the aggregate, represent 20% or more of the consolidated assets of Difference and its subsidiaries; (b) any take-over bid, exchange offer or other transaction that, if consummated, would result in such person or group of persons beneficially owning or having the right to acquire 20% or more of any class of voting or equity securities of Difference on a partially diluted basis; (c) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or exclusive license involving Difference or any of its subsidiaries; or (d) any other similar transaction or series of transactions involving Difference or any of its subsidiaries.

“Difference Board”	means the board of directors of Difference.

“Difference Board Recommendation”

means a statement that the Difference Board has received the Difference Fairness Opinion and unanimously recommends that the Difference Shareholders vote in favour of the Difference Shareholder Resolution.

“Difference Change in Recommendation”

occurs or is made when, (i) the Difference Board or any committee of the Difference Board (including the Difference Special Committee) fails to unanimously recommend or withdraws, amends, modifies or qualifies, publicly proposes or states its intention to do so, or fails to publicly reaffirm (without qualification) within five Business Days (and in any case prior to the Difference Shareholder Meeting) after having been requested in writing by Mogo to do so, the Difference Board Recommendation, or (ii) the Difference Board or any committee of the Difference Board (including the Difference Special Committee) takes no position or a neutral position with respect to a Difference Acquisition Proposal for more than five Business Days after first learning of a Difference Acquisition Proposal, or (iii) the Difference Board or any committee of the Difference Board (including the Difference Special Committee) takes any other action that is or becomes disclosed publicly and which can reasonably be interpreted to indicate that the Difference Board or a committee of the Difference Board (including the Difference Special Committee) does not support the Arrangement and the Arrangement Agreement or does not believe that the Arrangement and the Arrangement Agreement are in the best interests of Difference, or (iv) the Difference Board or any committee of the Difference Board (including the Difference Special Committee) resolves or proposes to take any of the foregoing actions.

“Difference Continuance Resolution”	has the meaning subscribed to that term under the heading “Particulars of Matters to be acted Upon — The Arrangement — Effects of the Arrangement on Mogo Shareholders’ Rights”.

“Difference Fairness Opinion”

means an opinion of Canaccord Genuity, independent fairness opinion provider to the Difference Special Committee, to the effect that, as of the date of such opinion based on and subject to the assumptions, limitations and qualifications set forth therein, the transactions contemplated under the Arrangement Agreement are fair, from a financial point of view, to Difference.

“Difference Matching Period”	means at least five Business Days.

“Difference Meeting”

means the annual general and special meeting of Difference Shareholders, including any adjournment or postponement thereof, to be held for the purpose of, among other things, seeking the Difference Shareholder Resolution.

“Difference Options”	means an option to acquire Difference Shares granted by Difference.

“Difference Preferred Shares”	means the preferred shares in the authorized capital of Difference to be issued to Mogo immediately prior to the Effective Time pursuant to the Preferred Share Subscription Agreement.

“Difference Securities”	means the Difference Shares and Difference Options.

“Difference Shareholder Approval”

means approval of the Difference Shareholder Resolution at the Difference Shareholder Meeting by (i) at least two-thirds of the votes cast by Difference Shareholders present in person or represented by proxy at the Difference Shareholder Meeting and (ii) if required by MI 61-101, minority approval in accordance with Section 8.1 of MI 61-101.

“Difference Shareholder Meeting”

means a meeting of Difference Shareholders, which may be, at the discretion of Difference, a special meeting or an annual general and special meeting, including any adjournment or postponement of such meeting in accordance with the terms of the Arrangement Agreement, to be called and held to consider, among other things, the Difference Shareholder Resolution.

“Difference Shareholder Resolution”

means the resolution(s) of Difference Shareholders approving the issuance of the Difference Shares and the Difference Preferred Shares under the Arrangement in accordance with the TSX Rules and MI 61-101, to the extent applicable, authorizing the change of Difference’s name to “Mogo Inc.” or such other name as Mogo may advise at least five Business Days prior to the mailing of the Difference information circular and the election of the board of directors of Difference, with the election of the new board of Difference contemplated in the Arrangement Agreement to be effective immediately following the Effective Time, and presented at the Difference Shareholder Meeting.

“Difference Shareholders”	means the holders of Difference Shares.

“Difference Shares”	means common shares in the capital of Difference.

“Difference Special Committee”	means the special committee of the Difference Board formed to consider the Arrangement.

“Difference Stock Option Plan”	means the stock option plan to be considered by Mogo Shareholders at the Meeting, which will govern, among other things, the Difference Options.

“Difference SubCo”	means 1205077 B.C. Ltd., a company incorporated under the BCBCA, which is a wholly-owned subsidiary of Difference.

“Difference Superior Proposal”

means any unsolicited bona fide written Difference Acquisition Proposal from a person who is an arm’s length third party to acquire not less than all of the outstanding Difference Shares or all or substantially all of the assets of Difference on a consolidated basis that: (a) complies with Securities Laws and did not result from or involve a breach of non-solicitation covenants; (b) is reasonably capable of being completed without undue delay, taking into account, all financial, legal, regulatory and other aspects of such proposal and the person making such proposal; (c) is not subject, either by the terms of such Difference Acquisition Proposal or by virtue of any applicable Law, or rule or requirement of any stock exchange, to any requirement that the approval of the shareholders of the person making the Difference Acquisition Proposal be obtained; (d) if any consideration is cash, is not subject to any financing contingency or condition; (e) is not subject, either by the terms of such Difference Acquisition Proposal or by virtue of any applicable Law, to any Regulatory Approval; (f) is not subject to any due diligence or access condition; (g) does not provide for the payment of any break, termination or other fees or expenses to the other party in the event that Difference completes the Arrangement or any similar other transaction with Difference or any of its affiliates agreed prior to any termination of the Arrangement Agreement; and (h) that the Difference Board determines, in its good faith judgment, after receiving the advice of its outside legal and financial advisors and after taking into account all the terms and conditions of the Difference Acquisition Proposal, including all legal, financial, regulatory and other aspects of such Difference Acquisition Proposal and the party making such Difference Acquisition Proposal, (i) would, if consummated in accordance with its terms, but without assuming away the risk of non-completion, result in a transaction which is more favourable, from a financial point of view, to the Difference Shareholders than the Arrangement (including any amendments to the terms and conditions of the Arrangement proposed by Mogo, and (ii) the failure to recommend such Difference Acquisition Proposal to the Difference Shareholders would be inconsistent with the fiduciary duties of the Difference Board.

“Difference Superior Proposal Notice”	has the meaning specified under the heading “Particulars of Matters to be Acted Upon — The Arrangement — The Arrangement Agreement — Difference Non-Solicitation Covenants — Right to Match”.

“Difference Termination Fee”	means $1,300,000.

“Difference Voting Support Agreements”

means the voting agreements dated April 14, 2019 and made between Mogo and certain directors and officers of Difference setting forth the terms and conditions on which such directors and officers have agreed to vote their Difference Shares in favour of the Difference Shareholder Resolution.

“Dissent Notice”	means a written objection to the Arrangement Resolution by a Registered Mogo Shareholder in accordance with the Dissent Procedures.

“Dissent Procedures”	means the dissent procedures described in this Circular under the heading “Dissent Rights”.

“Dissent Rights”	means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement.

“Dissent Shares”	means Mogo Shares held by a Dissenting Shareholder and in respect of which the Dissenting Shareholder has duly and validly exercised the Dissent Rights.

“Dissenting Non-Resident Holder”

has the meaning specified under the heading “Particulars of Matters to be Acted Upon — The Arrangement — Certain Canadian Federal Income Tax Considerations” — Non-Resident of Canada — Dissenting Non-Resident Holders”.

“Dissenting Shareholder”	means a Registered Mogo Shareholder who duly and validly exercised Dissent Rights.

“Effective Date”	means the date on which the Arrangement becomes effective.

“Effective Time”	means 12:01 a.m. (Vancouver time) on the Effective Date or such other time as Mogo and Difference agree in writing before the Effective Date.

“Eligible Institution”	means a Canadian Schedule I Chartered Bank, a member of the Securities Transfer Agents Medallion Program (STAMP) or a member of the Stock Exchanges Medallion Program (SEMP).

“Exchange Act”	means the United States Securities Exchange Act of 1934, as the same has been, and hereafter from time to time may be, amended.

“Expense Reimbursement Fee”	means $500,000.

“Fairness Opinion”

means the opinion of the Mogo Financial Advisor to the effect that, as of the date of such opinion based on and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be received by the Mogo Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Mogo Shareholders, other than Difference and its affiliates.

“FATCA”	means the Foreign Account Tax Compliance provisions of the Tax Code.

“FFI”	means a foreign financial institution.

“FFI Agreement”

has the meaning specified under the heading “Particulars of Matters to be acted Upon — The Arrangement — Certain United States Federal Income Tax Considerations — Ownership of Difference Shares — Foreign Account Tax Compliance”.

“Final Order”

means the final order of the Court pursuant to Section 291 of the BCBCA, after hearing upon the fairness of the terms and conditions of the Arrangement, approving the Arrangement, as such order may be amended by the Court at any time prior to the Effective Date, or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal.

“Financial Statements”	means Mogo’s audited financial statements for the year ended December 31, 2018.

“Former Mogo Shareholders”	means a Registered Mogo Shareholder immediately prior to the Effective Time.

“Governmental Entity”

means any applicable: (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (b) subdivision, agent, commission, board or authority of any of the foregoing; (c) quasi-governmental, independent or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (d) stock exchange, including the TSX and NASDAQ.

“Holder”	has the meaning specified under the heading “Particulars of Matters to be Acted Upon — The Arrangement — Certain Canadian Federal Income Tax Considerations”.

“IFRS”	means International Financial Reporting Standards as issued by the International Accounting Standards Board.

“Interim Order”

means the interim order of the Court made in connection with the Arrangement and providing for, among other things, the calling and holding of the Meeting, as the same may be amended, supplemented, or varied by the Court.

“Intermediary”

means an intermediary with which a Non-Registered Mogo Shareholder deals with in respect of such holder’s Mogo Shares, including, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered registered retirement savings plans, registered retirement income funds, registered education savings plans and similar plans.

“IRS”	means the Internal Revenue Service of the United States.

“Insurance Company Exception”

has the meaning specified under the heading “Particulars of Matters to be acted Upon — The Arrangement — Certain United States Federal Income Tax Considerations — Ownership of Difference Shares -Passive Foreign Investment Companies”.

“ITA”	means the Income Tax Act (Canada).

“Law”

means, with respect to any person, any and all applicable laws (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended.

“Letter of Transmittal”	means the letter of transmittal(s) delivered by Mogo to Registered Mogo Shareholders together with this Circular, providing for the delivery of the Mogo Shares to the Depositary.

“Material Adverse Effect”	has the meaning ascribed thereto in the Arrangement Agreement.

“MD&A”	means management’s discussion and analysis.

“Meeting”

means the annual general and special meeting of Mogo Shareholders, including any adjournment or postponement thereof, to be held for the purpose of, among other things, seeking the Mogo Shareholder Approval.

“Meeting Materials”

means this Circular and:

(a) in the case of Registered Mogo Shareholders, the accompanying form of proxy for use by Registered Mogo Shareholders and the Letter of Transmittal; or

(b) in the case of Non-Registered Mogo Shareholders who are NOBOs, the accompanying voting instruction form,

and any amendments, variations or supplements thereto.

“MI 61-101”	means Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions.

“Mogo”	means Mogo Finance Technology Inc., a corporation existing under the laws of British Columbia.

“Mogo Acquisition Proposal”

means, other than the transactions contemplated by the Arrangement Agreement and other than any transaction involving only Mogo and one or more of its wholly-owned subsidiaries, any offer, proposal or inquiry (written or oral) from any person or group of persons other than Difference (or any affiliate of Difference and/or one or more of its wholly-owned subsidiaries) after the date of the Arrangement Agreement, whether or not delivered to the shareholders of Mogo, relating to: (a) any sale or disposition (or any long-term licensing agreement or other arrangement having the same economic effect as a sale), direct or indirect, of assets representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue of Mogo and its subsidiaries or of 20% or more of the voting or equity securities of Mogo or any of its subsidiaries (or rights or interests in such voting or equity securities) whose assets, individually or in aggregate represent 20% or more of the consolidated assets of Mogo and its subsidiaries; (b) any take-over bid, exchange offer or other transaction that, if consummated, would result in such person or group of persons beneficially owning or having the right to acquire 20% or more of any class of voting or equity securities of Mogo on a partially diluted basis; (c) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or exclusive license involving Mogo or any of its material subsidiaries; or (d) any other similar transaction or series of transactions involving Mogo or any of its subsidiaries.

“Mogo AIF”	has the meaning ascribed thereto in “Documents Incorporated by Reference”.

“Mogo Board”	means the board of directors of Mogo.

“Mogo Board Recommendation”

means a statement that the Mogo Special Committee and the Mogo Board has received the Mogo Fairness Opinion, and has unanimously, after receiving legal and financial advice and the unanimous recommendation of the Mogo Special Committee, determined that the Arrangement Resolution is in the best interests of Mogo and recommends that the Mogo Shareholders vote in favour of the Arrangement Resolution.

“Mogo Change in Recommendation”

occurs or is made when, (i) the Mogo Board or any committee of the Mogo Board (including the Mogo Special Committee) fails to unanimously recommend or withdraws, amends, modifies or qualifies, publicly proposes or states its intention to do so, or fails to publicly reaffirm (without qualification) within five (5) Business Days (and in any case prior to the Mogo Meeting) after having been requested in writing by Difference to do so, the Mogo Board Recommendation, or (ii) the Mogo Board or any committee of the Mogo Board (including the Mogo Special Committee) takes no position or a neutral position with respect to a Mogo Acquisition Proposal for more than five (5) Business Days after first learning of a Mogo Acquisition Proposal, or (iii) the Mogo Board or any committee of the Mogo Board (including the Mogo Special Committee) takes any other action that is or becomes disclosed publicly and which can reasonably be interpreted to indicate that the Mogo Board or a committee of the Mogo Board

(including the Mogo Special Committee) does not support the Arrangement and the Arrangement Agreement or does not believe that the Arrangement and the Arrangement Agreement are in the best interests of the Mogo Shareholders, or (iv) the Mogo Board or any committee of the Mogo Board (including the Mogo Special Committee) resolves or proposes to take any of the foregoing actions.

“Mogo Debenture”	means the convertible debentures of Mogo issued pursuant to the convertible debenture indenture dated June 6, 2017 between Mogo and Computershare Trust Company of Canada.

“Mogo Debenture Holders”	means the holders of Mogo Debentures.

“Mogo Directors”	means the directors of Mogo.

“Mogo Financial Advisor”	means Raymond James Ltd., financial advisor to the Mogo Special Committee.

“Mogo Matching Period”	means at least five Business Days.

“Mogo Non-Convertible Debentures”

means, collectively, the non-convertible secured debentures of Mogo issued pursuant to an amended and restated deed of trust dated as of October 19, 2012, and the non-convertible secured debentures of Thurlow issued pursuant to a deed of trust dated as of November 30, 2009.

“Mogo Option Plan”	means the adopted stock option plan of Mogo, which was approved by shareholders at the annual meeting of Mogo held on May 27, 2010, as amended.

“Mogo Option Plan Resolution”

means the resolution to be considered by the Mogo Shareholders, substantially in the form and content set out under the heading “Particulars of Matters to be Acted Upon — Approval of Unallocated Options”.

“Mogo Options”	means the outstanding options to purchase Mogo Shares granted under or otherwise subject to the Mogo Option Plan.

“Mogo Optionholder”	means a holder of Mogo Options.

“Mogo RSU Holders”	means the holders of Mogo RSUs.

“Mogo RSU Plan”	means the restricted share unit plan of Mogo effective June 25, 2015, as amended.

“Mogo RSUs”	means the outstanding restricted share units issued pursuant to the Mogo RSU Plan.

“Mogo Securities”	means the Mogo Shares, Mogo Options, Mogo RSUs, Mogo Warrants and Mogo Debentures.

“Mogo Shareholder Approval”

means approval of: (i) at least two-thirds of the votes cast on the Arrangement Resolution by Mogo Shareholders present in person or represented by proxy at the Meeting voting as a single class; and (ii) a simple majority of votes cast by Mogo Shareholders present in person or represented by proxy after excluding votes cast by Mogo Shareholders who are required to be excluded in accordance with Section 8.1 of MI 61-101.

“Mogo Shareholders”	means the holders of Mogo Shares.

“Mogo Shares”	means common shares in the capital of Mogo.

“Mogo Special Committee”	means the special committee of the Mogo Board formed to consider the Arrangement.

“Mogo Superior Proposal”

means any unsolicited bona fide written Mogo Acquisition Proposal from a person who is an arm’s length third party to acquire not less than all of the outstanding Mogo Shares (where such Mogo Acquisition Proposal is in respect of the Mogo Shares) or all or substantially all of the assets of Mogo on a consolidated basis that: (a) complies with Securities Laws and did not result from or involve a breach of non-solicit covenants; (b) is reasonably capable of being completed without undue delay, taking into account, all financial, legal, regulatory and other aspects of such proposal and the person making such proposal; (c) is not subject, either by the terms of such Mogo Acquisition Proposal or by virtue of any applicable Law, or rule or requirement of any stock exchange, to any requirement that the approval of the shareholders of the person making the Mogo Acquisition Proposal be obtained; (d) if any consideration is cash, is not subject to any financing contingency or condition; (e) is not subject, either by the terms of such Mogo Acquisition Proposal or by virtue of any applicable Law, to any Regulatory Approval; (f) is not subject to any due diligence or access condition; (g) does not provide for the payment of any break, termination or other fees or expenses to the other party in the event that Mogo completes the Arrangement or any similar other transaction with Difference or any of its affiliates agreed prior to any termination of the Arrangement Agreement; and (h) that the Mogo Board determines, in its good faith judgment, after receiving the advice of its outside legal and financial advisors and after taking into account all the terms and conditions of the Mogo Acquisition Proposal, including all legal, financial, regulatory and other aspects of such Mogo Acquisition Proposal and the party making such Mogo Acquisition Proposal, (i) would, if consummated in accordance with its terms, but without assuming away the risk of non-completion, result in a transaction which is more favourable, from a financial point of view, to the Mogo Shareholders than the Arrangement (including any amendments to the terms and conditions of the Arrangement proposed by Difference, and (ii) the failure to recommend such Mogo Acquisition Proposal to the Mogo Shareholders would be inconsistent with the fiduciary duties of the Mogo Board.

“Mogo Superior Proposal Notice”	has the meaning specified under the heading “Particulars of Matters to be Acted Upon — The Arrangement — The Arrangement Agreement — Mogo Non-Solicitation Covenants — Right to Match”.

“Mogo Termination Fee”	means $3,000,000.

“Mogo Voting Support Agreements”

means the voting agreements April 14, 2019 and made between Difference and certain Mogo Shareholders setting forth the terms and conditions on which such Mogo Shareholders have agreed to vote their Mogo Shares in favour of the Arrangement Resolution.

“Mogo Warrantholders”	means the holders of Mogo Warrants.

“Mogo Warrants”	means outstanding warrants to purchase Mogo Shares.

“NASDAQ”	means the Nasdaq Capital Market.

“NEO”	has the meaning specified under the heading “Statement of Executive Compensation — Introduction”.

“NI 45-102”	means National Instrument 45-102 — Resale of Securities.

“NI 51-102”	means National Instrument 51-102 — Continuous Disclosure Obligations.

“NI 52-110”	means National Instrument 52-110 — Audit Committees.

“NI 54-101”	means National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer.

“NOBO”	means non-objecting beneficial holder.

“Non-Electing Shareholder”

has the meaning specified under the heading “Particulars of Matters to be acted Upon — The Arrangement — Certain United States Federal Income Tax Considerations — Certain U.S. Federal Income Tax Consequences of the Arrangement — Tax Consequences if Mogo is Classified as a PFIC”.

“Non-Registered Mogo Shareholder”	means a Mogo Shareholder who is not a Registered Mogo Shareholder.

“Non-Resident Holder”	has the meaning specified under the heading “Particulars of Matters to be Acted Upon — The Arrangement — Certain Canadian Federal Income Tax Considerations” — Non-Resident of Canada”.

“Notice of Dissent”	has the meaning specified under the heading “Dissent Rights”.

“Notice of Meeting”	means the notice to the Mogo Shareholders which forms part of this Circular.

“Notice Shares”	has the meaning specified under the heading “Dissent Rights”.

“OBO”	means objecting beneficial holder.

“Outside Date”	means August 31, 2019, or such later date as may be agreed to in writing by the Parties.

“Parties”	means Mogo and Difference; and “Party” means any one of them.

“person”

includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status.

“PFIC”	means a “passive foreign investment company” under the meaning of Section 1297 of the Tax Code.

“PFIC-for-PFIC Exception”

has the meaning specified under the heading “Particulars of Matters to be acted Upon — The Arrangement — Certain United States Federal Income Tax Considerations — Certain U.S. Federal Income Tax Consequences of the Arrangement — Tax Consequences if Mogo is Classified as a PFIC”.

“Plan of Arrangement”

means the plan of arrangement substantially in the form and on the terms set out in Appendix B hereto, and any amendments or variations to such plan made in accordance with Section 9.1 of the Arrangement Agreement or made at the direction of the Court in the

Final Order with the prior written consent of Mogo and Difference, each acting reasonably.

“Preferred Share Subscription Agreement”

means the subscription agreement between Difference and Mogo to be entered into prior to the Effective Time providing for the issuance by Difference to Mogo of Difference Preferred Shares for nominal consideration.

“Pro-Forma Financial Statements”

means the unaudited Pro-Forma consolidated financial information for Difference (consolidated to give effect to, among other things, the Arrangement on the Effective Date), for the year ended December 31, 2018 are attached as Appendix I to this Circular.

“Proposed Amendments”	has the meaning specified under the heading “Particulars of Matters to be Acted Upon — The Arrangement — Certain Canadian Federal Income Tax Considerations”.

“QEF Election”

has the meaning specified under the heading “Particulars of Matters to be acted Upon — The Arrangement — Certain United States Federal Income Tax Considerations — Certain U.S. Federal Income Tax Consequences of the Arrangement — Tax Consequences if Mogo is Classified as a PFIC”.

“RDSP”	means deferred profit sharing plan or registered disability savings plan.

“Record Date”	means May 13, 2019, the date on which Mogo Shareholders of record are entitled to receive notice of the Meeting.

“Registered Mogo Shareholder”	means a registered holder of Mogo Shares.

“Registered Plan”

has the meaning specified under the heading “Particulars of Matters to be Acted Upon — The Arrangement — Certain Canadian Federal Income Tax Considerations — Residents of Canada — Eligibility for Investment”.

“Registrar”	has the meaning attributed to that term in the BCBCA.

“Regulation S”	means Regulation S under the U.S. Securities Act.

“Regulatory Approval”

means any consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and filing with, any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity, in each case in connection with the Arrangement.

“Replacement Debentures”	means the debentures of the Combined Entity for which the Mogo Debentures will be exchanged promptly following the Effective Time.

“Replacement Options”	means the options of the Combined Entity for which the Mogo Options will be exchanged promptly following the Effective Time.

“Replacement RSUs”	means the restricted share units of the Combined Entity for which the Mogo RSUs will be exchanged promptly following the Effective Time.

“Replacement Warrants”	has the meaning specified under the heading “Particulars of Matters to be Acted Upon — The Arrangement — Steps of the Arrangement”.

“Representatives”	means, with respect to a person, any officer, director, employee, representative (including any financial or other adviser) or agent of such person or of any of its subsidiaries.

“Resident Holder”	has the meaning specified under the heading “Particulars of Matters to be Acted Upon — The Arrangement — Certain Canadian Federal Income Tax Considerations — Residents of Canada”.

“RESP”	means registered education savings plan.

“RPII”	means related person insurance income.

“RPII Shareholder”

has the meaning specified under the heading “Particulars of Matters to be acted Upon — The Arrangement — Certain United States Federal Income Tax Considerations — Ownership of Difference Shares — Related Person Insurance Income”.

“RRIF”	means registered retirement income fund.

“RRSP”	means registered retirement savings plan.

“Rule 144”	means Rule 144 under the U.S. Securities Act.

“SEC”	means the United States Securities and Exchange Commission.

“Section 3(a)(10) Exemption”

means the exemption from registration of a security that is issued in exchange for outstanding securities, claims or property interests, where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange have the right to appear, by a court or by a governmental authority expressly authorized by law to grant such approval.

“Securities Act”	means the Securities Act (British Columbia) and the rules, regulations, and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time.

“Securities Laws”

means all applicable securities laws of Canada and the United States, including the Securities Act, the U.S. Securities Act and the Exchange Act, together with all other applicable provincial and state Securities Laws, rules and regulations and published policies thereunder, as now in effect and as they may be promulgated or amended from time to time.

“SEDAR”	means the System for Electronic Document Analysis and Retrieval as outlined in National Instrument 13-101, which can be accessed online at www.sedar.com.

“Share Exchange”	means the exchange by Mogo Shareholders of Mogo Shares for Difference Shares pursuant to the Arrangement.

“subsidiary”	means a party that is controlled directly or indirectly by another party and includes a subsidiary of that subsidiary.

“Subsidiary PFIC”

has the meaning specified under the heading “Particulars of Matters to be acted Upon — The Arrangement — Certain United States Federal Income Tax Considerations — Ownership of Difference Shares -Passive Foreign Investment Companies”.

“Tax” or “Taxes”

in respect of a Party means:

(i)                                     any and all taxes, imposts, levies, withholdings, duties, fees, premiums, assessments and other charges of any kind, however denominated and instalments in respect thereof, imposed by any Governmental Entity, including for greater certainty all income or profits, taxes (including Canadian federal, provincial and territorial income taxes), payroll and employee withholding taxes, employment taxes, unemployment insurance, disability taxes, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, goods and services taxes, harmonized sales taxes, franchise taxes, gross receipts taxes, capital taxes, business license taxes, royalties, alternative minimum taxes, estimated taxes, abandoned or unclaimed (escheat) taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, severance taxes, workers’ compensation, Canada, British Columbia and other government pension plan premiums or contributions and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which such Party or any of its subsidiaries is required to pay, withhold or collect, together with any interest, penalties or other additions to tax that may become payable in respect of such taxes, and any interest in respect of such interest, penalties and additions whether disputed or not; and

(ii)                                  any liability for the payment of any amount described in clause (i) of this definition as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, as a result of any Tax sharing or Tax allocation agreement, arrangement or understanding, or as a result of being liable to another person’s Taxes as a transferee or successor, by contract or otherwise.

“Tax-Deferred Transaction”	means a “reorganization” under Section 368 of the U.S. Internal Revenue Code of 1986, as amended.

“taxable capital gain”

has the meaning specified under the heading “Particulars of Matters to be Acted Upon — The Arrangement — Certain Canadian Federal Income Tax Considerations — Residents of Canada — Taxation of Capital Gains and Capital Losses”.

“TFSA”	means tax-free savings account.

“Thurlow”	means Thurlow Management Inc., a wholly-owned subsidiary of Mogo.

“Transfer Agent”	means Computershare Investor Services Inc.

“TSX”	means the Toronto Stock Exchange.

“U.S. Holder”

has the meaning specified under the heading “Particulars of Matters to be acted Upon — The Arrangement — Certain United States Federal Income Tax Considerations — Scope of this Disclosure — U.S. Holders”.

“United States” or “U.S.” or “USA”	means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia.

“U.S. Securities Act”	means the United States Securities Act of 1933 as the same has been, and hereinafter from time to time may be, amended.

“VP, Data”	means Vice President, Data.

“VP, Growth”	means Vice President, Growth.

“VP, Product”	means Vice President, Product.

INFORMATION CONCERNING THE MEETING

Purpose of the Meeting

The information contained in this Circular is furnished in connection with the solicitation of proxies by the management of Mogo for use at the Meeting. At the Meeting, Mogo Shareholders will consider and vote upon, among other things, the election of directors, the appointment of auditors, the Arrangement Resolution and such other business as may properly come before the Meeting.

Date, Time and Place of Meeting

The Meeting will be held at the offices of Mogo at 401 West Georgia Street, Suite 2100, Vancouver, British Columbia on Tuesday, June 18, 2019 at 1:30 p.m. (Vancouver Time)/4:30 p.m. (Toronto Time).

Solicitation of Proxies

It is expected that solicitation of proxies will be made primarily by mail but proxies may also be solicited personally or by telephone, email, facsimile, or other communication by directors, officers, employees or agents of Mogo without special compensation. All costs of soliciting proxies and mailing the Meeting Materials in connection with the Meeting will be borne by Mogo.

Mogo may hire a proxy solicitation agent whose costs will be entirely paid for by Mogo.

GENERAL PROXY INFORMATION

Appointment and Revocation of Proxies

The persons designated in the accompanying forms of proxy, being David Feller (Chief Executive Officer and Board Chair of Mogo) and Gregory Feller (Chief Financial Officer and President of Mogo), have been selected by the Mogo Board and have agreed to represent, as proxyholders, Mogo Shareholders appointing them. A MOGO SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM, HER OR IT AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STRIKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY. A proxy will not be valid unless the completed form of proxy is received by Computershare Investor Services Inc. at 100 University Ave., 9th Floor, Toronto, Ontario M5J 2Y1 attention Proxy Department, or by fax to Computershare Investor Services Inc. at 1-866-249-7775 or 1-416-263-9524.

IN ALL CASES, THE PROXY MUST BE RECEIVED AT LEAST FORTY-EIGHT (48) HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF. The time limit for the deposit of proxies may be waived or extended by the Chairman of the Meeting at his or her discretion without notice.

A Mogo Shareholder forwarding the accompanying proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the Mogo Shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The Mogo Shares represented by the proxy will be voted in accordance with the directions, if any, given in the proxy.

A proxy given by a Registered Mogo Shareholder for use at the Meeting may be revoked at any time prior to its use. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing or, if the Mogo Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. Any such instrument revoking a proxy must be deposited at the registered office of Mogo, at 1700 — 666 Burrard Street, Vancouver, British Columbia, V6C 5A1, any time up to and including the last business day preceding the day of the Meeting, or an adjournment thereof, or deposited with the Chair of the Meeting on the day of the Meeting, or any adjournment thereof. If the instrument of revocation is deposited with the Chair on the day of the Meeting or any adjournment thereof, the instrument will not be effective with respect to any matter on which a vote has already been cast pursuant to such proxy.

Notice and Access

Mogo is not sending the Meeting Materials to Registered Mogo Shareholders or Non-Registered Mogo Shareholders using notice-and-access delivery procedures as defined under NI 54-101 and NI 51-102.

Exercise of Discretion by Proxies

Shares represented by properly executed proxies in favour of the persons named in the enclosed form of proxy WILL BE VOTED OR WITHHELD FROM VOTING IN ACCORDANCE WITH THE INSTRUCTIONS OF THE SHAREHOLDER ON ANY BALLOT THAT MAY BE CALLED FOR and, where the person whose proxy is solicited specifies a choice with respect to the matters identified in the proxy, THE SHARES WILL BE VOTED OR WITHHELD FROM VOTING IN ACCORDANCE WITH THE SPECIFICATIONS SO MADE. WHERE SHAREHOLDERS HAVE PROPERLY EXECUTED PROXIES IN FAVOUR OF THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY AND HAVE NOT SPECIFIED IN THE FORM OF PROXY THE MANNER IN WHICH THE NAMED PROXIES ARE REQUIRED TO VOTE THE SHARES REPRESENTED THEREBY, SUCH SHARES WILL BE VOTED IN FAVOUR OF THE PASSING OF THE MATTERS SET FORTH IN THE NOTICE.

The enclosed form of proxy when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxy thereunder, being David Feller (Chief Executive Officer and Board Chair of Mogo) and Gregory Feller (Chief Financial Officer and President of Mogo), to vote with respect to any amendment to or variation of a matter identified in the Notice of Meeting, and with respect to any other matter which may properly come before the Meeting. If an amendment to or variation of a matter identified in the Notice of Meeting is properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matter or business. At the time of the printing of this Circular, the management of Mogo knows of no such amendment, variation or other matter which may be presented to the Meeting.

Voting by Registered and Non-Registered Mogo Shareholders

Only Registered Mogo Shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. Registered Mogo Shareholders may vote a proxy in his or her own name at any time by facsimile, internet or by mail in accordance with the instructions appearing on the enclosed forms of proxy and/or may attend the Meeting and vote in person. Because a Registered Mogo Shareholder is known to Mogo and Computershare, his, her or its account can be confirmed and his, her or its vote recorded or changed if such Registered Mogo Shareholder has previously voted.

Most Mogo Shareholders are Non-Registered Mogo Shareholders or “beneficial” Mogo Shareholders. Their Mogo Shares are registered in the name of an Intermediary, such as a securities broker, financial institution, trustee, custodian or other nominee who holds the shares on their behalf, or in the name of a clearing agency, such as The Canadian Depository for Securities Limited (“CDS”) or the Depository Trust & Clearing Corporation (“DTC”), in which the Intermediary is a participant. Intermediaries have obligations to forward Meeting Materials to non-registered holders, unless otherwise instructed by the holder (and as required by regulation in some cases, despite instructions).

In accordance with the requirements of the Canadian Securities Administrators and NI 54-101, Mogo has caused its agent to distribute copies of the Meeting Materials directly to Non-Registered Mogo Shareholders who are beneficial Mogo Shareholders who have provided instructions to an Intermediary that the Mogo

Shareholder does not object to the Intermediary disclosing ownership information about the beneficial owner (“NOBOs”).

These Meeting Materials are being sent to both Registered Mogo Shareholders and Non-Registered Mogo Shareholders. If you are a Non-Registered Mogo Shareholder, and Mogo or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.

By choosing to send the Meeting Materials to NOBOs directly, Mogo (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these Meeting Materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the voting instruction form enclosed with mailings to NOBOs.

The Meeting Materials distributed by Mogo’s agent to NOBOs include a voting instruction form. A NOBO may vote using a voting instruction form in his or her own name at any time by facsimile, internet or by mail in accordance with the instructions appearing on the enclosed voting instruction form. Computershare will tabulate the results of the votes received from NOBOs in accordance with the instructions appearing on the enclosed voting instruction form and will provide appropriate instructions at the Meeting with respect to those votes. Please carefully review the instructions on the voting instruction form for completion and deposit.

Distribution to Objecting Beneficial Owners or OBOs

In addition, in accordance with the requirements of NI 54-101, Mogo is distributing copies of the Meeting Materials to clearing agencies and Intermediaries for onward distribution to Non-Registered Mogo Shareholders who have provided instructions to an Intermediary that the beneficial owner objects to the Intermediary disclosing ownership information about the beneficial owner (“OBOs”).

Intermediaries have obligations to forward meeting materials to the Non-Registered Mogo Shareholders, unless otherwise instructed by the holder (and as required by regulation in some cases, despite such instructions). Generally, Intermediaries will provide Non-Registered Mogo Shareholders with either: (a) a voting instruction form for completion and execution by the Non-Registered Mogo Shareholder, or (b) a proxy form executed by the Intermediary and restricted to the number of shares owned by the Non-Registered Mogo Shareholder, but not otherwise completed. These are procedures to permit the Non-Registered Mogo Shareholders to direct the voting of the Mogo Shares which they beneficially own. Intermediaries that are U.S. registered broker-dealers will not be permitted to exercise discretionary voting authority and therefore if you are an OBO holding Mogo Shares in a customer account at a U.S. registered broker-dealer your Mogo Shares will not be voted or represented at the Meeting unless you execute and return a voting instruction form.

If a Non-Registered Mogo Shareholder wishes to attend and vote at the Meeting in person, he or she must insert his or her own name in the space provided for the appointment of a proxyholder on the voting instruction form or proxy form provided by the Intermediary and carefully follow the Intermediary’s instructions for return of the executed form or other method of response.

Quorum

The Articles of Mogo provide that a quorum for the transaction of business at any meeting of Mogo Shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 25% of the issued shares entitled to be voted at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Mogo has fixed the close of business on May 13, 2019 as the Record Date for the purposes of determining Mogo Shareholders entitled to receive the Notice and vote at the Meeting. As at the Record Date, 23,535,096 Mogo Shares were issued and outstanding, each carrying the right to one vote at the Meeting.

To the knowledge of the directors and executive officers of Mogo, as at the Record Date, the only persons that beneficially own, or control or direct, directly or indirectly, voting securities of Mogo carrying 10% or more of the voting rights attached to the Mogo Shares are as follows:

	Number of Mogo Shares Owned (Percentage of Class and Type of Ownership)
Name	Mogo Shares	Percentage of Voting Rights
Michael Wekerle(1)	5,200,035	22.09%
DKDBF 2019 Limited Partnership	2,454,882	10.43%

Note:

(1)   Michael Wekerle’s holdings above include 2,549,163 Mogo Shares owned directly by Difference, an associate of Mr. Wekerle within the meaning of applicable Securities Laws.

PARTICULARS OF MATTERS TO BE ACTED UPON

Presentation of Financial Statements and Other Financial Information

Mogo’s audited financial statements for the year ended December 31, 2018 (the “Financial Statements”) and the auditors’ report on the Financial Statements will be presented to the Mogo Shareholders at the Meeting. In accordance with the provisions of the BCBCA, the Financial Statements are merely presented at the Meeting and will not be voted on.

Mogo has filed an annual information form dated March 25, 2019 for its 2018 fiscal year on SEDAR at www.sedar.com and with the SEC at www.sec.gov that contains, among other things, the disclosure required under NI 52-110. In particular, the information that is required to be disclosed in Form 52-110F1 of NI 52-110 may be found under the heading “Information on the Audit Committee” in the Mogo AIF. Upon request to the Vice President & General Counsel of Mogo at 401 West Georgia Street, Suite 2100, Vancouver, British Columbia, V6B 5A1, telephone: (604) 659-4380, Mogo will promptly provide a copy of the Mogo AIF to Mogo Shareholders without charge.

Election of Directors

The Mogo Board presently consists of five directors, namely David Feller, Gregory Feller, Praveen Varshney, Matthew Bosrock, and Minhas Mohamed, each of which is proposed as nominee for election as director of Mogo to hold office until the next annual meeting of Mogo Shareholders or until their successor is duly elected or appointed. An affirmative vote of a majority of the votes cast at the Meeting is sufficient for the election of directors.

UNLESS AUTHORITY HAS BEEN WITHHELD, THE MOGO SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT NOMINEES WILL BE VOTED FOR THE ELECTION OF THE PROPOSED NOMINEES. IF FOR ANY REASON, ANY OF THE PROPOSED NOMINEES DOES NOT STAND FOR ELECTION OR IS UNABLE TO SERVE AS SUCH, PROXIES IN FAVOUR OF MANAGEMENT NOMINEES WILL BE VOTED FOR ANOTHER NOMINEE AT THEIR DISCRETION UNLESS AUTHORITY HAS BEEN WITHHELD IN THE PROXY.

Name and Province or State and Country or Residence	Position with Mogo	Director Since	Principal Occupation	Number of Mogo Shares Beneficially Owned, Controlled or Directed
David Feller British Columbia, Canada	Chair, Director, CEO	August 26, 2003 — March 20, 2006 April 12, 2013	CEO of Mogo	2,034,392	(5)
Gregory Feller New York, United States	Director, President & CFO	April 10, 2015	President & CFO of Mogo	1,418,594	(6)
Minhas Mohamed(1)(2)(3) Ontario, Canada	Director	April 10, 2015	President, Chief Executive Officer and Co-Founder of MMV Financial Inc.	65,361
Praveen Varshney(1)(2)(4) British Columbia, Canada	Director	April 12, 2013	Director at Varshney Capital Corp.	163,826
Matthew Bosrock(1)(2) New Jersey, United States	Director	May 2, 2018	Former Executive Managing Director, Global Head of Developing Markets at S&P Global Ratings	18,000

Notes:

(1)   Member of the Audit Committee.

(2)   Member of the CGCNC.

(3)   Chair of the Audit Committee.

(4)   Chair of the CGCNC.

(5)   1,988,672 of David Feller’s Mogo Shares are owned directly or indirectly by DKDBF 2019 Limited Partnership.13,320 of David Feller’s Mogo Shares are owned directly or indirectly by Bluestone Partners Inc.

(6)   Includes 354,880 Mogo Shares owned directly or indirectly by Gregory Feller’s spouse and 307,511 Mogo Shares owned directly or indirectly by a grantor retained annuity trust of which Mr. Feller is trustee.

Biographies

David Feller, CEO, Board Chair and Director

David Feller founded Mogo in 2003 and currently serves as Mogo’s CEO and Chair of the Mogo Board. Mr. Feller has grown Mogo into Canada’s leading digital financial platform with over 800,000 members, annual revenues exceeding $61 million and more than 270 team members. During that time, he led Mogo through equity and debt financings totaling more than $380 million including two rounds of private equity financings, securing two credit facilities with a leading global investment firm and Mogo’s IPO on the Toronto Stock Exchange. Mr. Feller is passionate about using technology and design to deliver innovative digital solutions that help consumers improve their financial health. He is a former member of the Young Entrepreneurs Organization (YEO) of Canada and is a graduate of the University of Western Ontario with a Bachelor of Arts degree.

Gregory Feller, President, CFO and Director

Gregory Feller is a co-founder of Mogo, has served as Mogo’s CFO since August 2011, and has served as a member of the Mogo Board and President of Mogo since April 2015. Prior to his appointment, Mr. Feller was a Managing Director and Co-Head of the Technology Investment Banking Group at Citadel Securities, a financial services group. From 2008 to 2010, Mr. Feller was a Managing Director at UBS Investment Bank, a global financial institution. Prior to joining UBS, Mr. Feller was a Managing Director with Lehman Brothers from 2001 to 2008 and a Vice President at Goldman Sachs & Co. from 1998 to 2000. Mr. Feller has a Bachelor of Administrative and Commercial Studies from the University of Western Ontario and a Master of Management from the Kellogg School of Management at Northwestern University, where he graduated Beta Gamma Sigma.

Minhas Mohamed, Director

Minhas Mohamed is President, Chief Executive Officer and Co-Founder of MMV Financial Inc. which is a specialty finance company providing debt financing to emerging technology and life sciences companies across North America. Mr. Mohamed was also the founder and Managing Partner of MM Venture Partners

(predecessor firm). Since its inception in 1998, MMV and the predecessor firm have invested over US$400 million in 200+ companies across North America. Mr. Mohamed has overall management and strategic responsibility for MMV Financial. He has over 25 years of experience in the financing of technology and emerging growth companies, both in Canada and internationally. Prior to founding MM Venture Partners in August 1998, Mr. Mohamed spent 10 years as a senior partner and shareholder with Quorum Funding Corporation, one of Canada’s leading technology-focused venture capital funds. Prior to Quorum, he spent several years at the venture capital subsidiary of Schroders PLC, and was also with Ernst & Young where he obtained his Chartered Accountant designation. He has been a director of many public companies, including Promis Systems and Quorum Funding and for 11 years an independent trustee of InnVest REIT. Mr. Mohamed is a founding member and former Chairman of the Toronto Venture Group. Mr. Mohamed is a graduate of the University of Western Ontario and is a Chartered Accountant and a Chartered Financial Analyst.

Praveen Varshney, Director

Praveen Varshney has been a principal of Varshney Capital Corp., a Vancouver based venture capital, merchant bank and corporate advisory services firm, since 1991 and a Founding Director of Pyfera Growth Capital social impact fund. Mr. Varshney obtained a Bachelor of Commerce degree from the University of British Columbia and is a FCPA, FCA. He is a director of various publicly traded companies including Mogo, AAJ Capital 1 Corp., BetterU Education Corp., Bluerock Ventures Corp., ZincX Resources Corp., Good Life Networks Inc. and Cryptanite Blockchain Technologies Corp. He is also a co-founder of G-PAK, Co-Founder of Little Kitchen Academy, Chief Financial Officer of The Plastic Bank and former Chief Financial Officer of Carmanah Technologies which became Canada’s largest solar company. He also was co-founder of a predecessor of Mountain Province Diamonds whose Gahcho Kué in September 2016 became the world’s largest new diamond mine since 2003 & De Beers’ second-largest producer behind its Jwaneng mine in Botswana. Mr. Varshney is a Toniic member and a long-time member of both EO Entrepreneurs Organization — Vancouver Chapter, TiE Vancouver (Founding Director) and Silicon Valley Blockchain Society — Vancouver Chapter (Founding Director). He’s also on a number of non-profit boards such as The Varshney Family Charitable Foundation, Dalai Lama Center for Peace and Education and a Founding Member of instrumentbeyondborders.org. He is also a Senior Vice President of Vancouver Partner, a Vancouver Police Foundation Trustee, and on the Advisory boards of Room to Read — Vancouver and The Thomas Edison Innovation Foundation in New Jersey, USA. He cofounded with his daughter, Jaiya, Down to the Last Straw, a global movement to reduce plastic waste with a major focus on single-use plastic straws. Mr. Varshney is also a past recipient of Business in Vancouver’s 40 Under 40 Awards.

Matthew Bosrock, Director

Matthew Bosrock is a seasoned global executive with broad and deep experience in the financial services and financial information technology industries, serving large, complex multinationals and smaller firms — both public and private. Mr. Bosrock was most recently at S&P Global Ratings, where he served as Executive Managing Director, Global Head of Developing Markets. Mr. Bosrock was also a member of the S&P Global Ratings Executive Committee. Previously, he spent 19 years in senior positions at HSBC in several regions, including Deputy Chief Executive Officer and Chief Operating Officer of HSBC Bank Canada. In addition to having extensive board experience, Mr. Bosrock has technical expertise in all areas of financial services with specialized knowledge in leading transformational change — transactions, reorganizations, and process improvement, including marketing, innovation and talent development. He has a Master of Business Administration from Duke University and a Bachelor of Arts from Boston College.

Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of Mogo, no proposed director is, as at the date of this Circular, or has been within the 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including Mogo) that:

(a)                                 was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, and which in all cases was in effect for a period of more than 30 consecutive days (an “Order”), which Order was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer of such company; or

(b)                                 was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer of such company.

To the knowledge of Mogo, no proposed director:

(a)                                 is, as at the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company (including Mogo) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(b)                                 has, within 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

(c)                                  has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(d)                                 has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Appointment of Auditor

It is proposed that MNP LLP, Chartered Accountants, which firm has been auditor of Mogo since 2009, be nominated as auditor of Mogo to hold office until the next annual meeting of Mogo Shareholders. An affirmative vote of a majority of the votes cast at the Meeting is sufficient for the appointment of the auditor.

UNLESS AUTHORITY HAS BEEN WITHHELD, THE MOGO SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT NOMINEES WILL BE VOTED FOR THE APPOINTMENT OF MNP LLP, CHARTERED ACCOUNTANTS, AS AUDITOR OF MOGO, AND TO AUTHORIZE THE DIRECTORS TO FIX ITS REMUNERATION.

Approval of Unallocated Options

At the Meeting, Mogo Shareholders will be asked to approve an ordinary resolution approving the renewal of the Mogo Option Plan and the unallocated options, rights and other entitlements available thereunder.

Pursuant to certain rules of the TSX, all unallocated options, rights or other entitlements under a security based compensation arrangement which does not have a fixed maximum aggregate of securities issuable (such as the Mogo Option Plan) must be specifically approved by shareholders every three years after institution. The Mogo Option Plan was instituted by Mogo Shareholders on June 8, 2016. Accordingly, it has been three years since Mogo Shareholders last approved all unallocated options, rights and other entitlements under the Mogo Option Plan. At the Meeting, Mogo Shareholders will be asked to approve an ordinary resolution (the “Mogo Option Plan Resolution”), as further set out below, to confirm and approve the unallocated options, rights and other entitlements permitted under the Mogo Option Plan.

Subject to adjustment in certain circumstances, the aggregate number of Mogo Shares reserved for issuance under the Mogo Option Plan cannot exceed the greater of (i) 15% of the total number of all issued and outstanding Mogo Shares at the time of grant, and (ii) 3,800,000.  Any issuance of Mogo Shares from treasury pursuant to the exercise of Mogo Options shall automatically replenish the number of Mogo Shares available for grants under the Mogo Option Plan.

A copy of the Mogo Option Plan is attached as Appendix “L” to this Circular and a summary of the Mogo Option Plan is set out under the heading “Statement of Executive Compensation — Compensation Discussion and Analysis — Mogo Option Plan”.

As of the Record Date, Mogo has options to acquire 2,674,132 Mogo Shares outstanding pursuant to the Mogo Option Plan, which represents approximately 11.4% of the issued and outstanding Mogo Shares as of the Record Date. The number of options remaining available for grant is 1,125,868, which represents approximately 4.8% of the issued and outstanding Mogo Shares as of the Record Date.

At the Meeting, the Mogo Shareholders will be asked to approve the Mogo Option Plan Resolution, the full text of which is set out below. In order for the Mogo Option Plan Resolution to be approved, the Mogo Option Plan Resolution must be approved by a majority of votes cast by the Mogo Shareholders present in person or by proxy at the Meeting.  If Mogo Option Plan Resolution is approved by the requisite number of votes cast by Mogo Shareholders at the Meeting, Mogo will not be required to seek further approval of the grant of unallocated options, rights and other entitlements under the Mogo Option Plan until June 18, 2022.  In the event that the Mogo Option Plan Resolution is not passed by the requisite number of votes cast by Mogo Shareholders at the Meeting, all unallocated Mogo Options will be cancelled, and Mogo will not be permitted to award further Mogo Options under the Mogo Option Plan. All outstanding Mogo Options under the Mogo Option Plan will continue unaffected.

At the Meeting, Mogo Shareholders will be asked to approve the Mogo Option Plan Resolution in substantially the following form:

“BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1.                                      all unallocated options, rights and other entitlements permitted under the Mogo Option Plan are hereby approved and authorized;

2.                                      the Corporation is hereby authorized to continue granting options, rights and other entitlements under the Mogo Option Plan until June 18, 2022, being the date that is three years from the date of the meeting of shareholders of the Corporation at which shareholder approval is being sought;

3.                                      Any one or more directors or officers of Mogo is hereby authorized, for and on behalf and in the name of Mogo, to execute and deliver, whether under corporate seal of Mogo or otherwise, all such agreements, forms waivers, notices, certificates, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Arrangement in accordance with the terms of the Arrangement Agreement, including:

(a)                                 all actions required to be taken by or on behalf of Mogo, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

(b)                                 the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by Mogo,

such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

The Mogo Board, has approved the renewal of the Mogo Option Plan and the unallocated options, rights and other entitlements available thereunder and recommends that the Mogo Shareholders vote FOR the Mogo Option Plan Resolution.

UNLESS AUTHORITY HAS BEEN WITHHELD, THE MOGO SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT NOMINEES WILL BE VOTED FOR THE MOGO OPTION PLAN RESOLUTION.

The Arrangement

Background

Mogo, a Vancouver-based financial technology company, is a digital challenger to the banks in Canada, empowering consumers with simple solutions to help them manage their financial health. Users can sign up for a free MogoAccount in only three minutes and get access to six products including free credit score monitoring, identity fraud protection, digital spending account with the Mogo Platinum Prepaid Visa® Card, digital mortgage experience, the MogoCrypto account, the first product within MogoWealth, which enables the buying and selling of bitcoin, and access to smart consumer credit products. The platform has been engineered to deliver a best-in-class digital experience, with best-in-class financial products all through one account. With more than 800,000 members and a marketing partnership with Canada’s largest news media company, Mogo continues to execute on its vision of becoming the go-to financial app for the next generation of Canadians.

The business purpose of Difference is to invest funds solely to earn returns from capital appreciation and investment income. Difference invests in and advises growth companies. Difference leverages its capital market expertise to help unlock the value in technology, media and healthcare companies as they approach important milestones in their business lifecycle. Difference generally, albeit not exclusively, seeks to invest in the mid to later stages of a target private company’s development or in emerging technologies that are developed and validated but may be in the early stage of commercialization. This strategy allows Difference to invest in enterprises that are commercially viable and have visibility toward high growth. In the past, Difference has also made significant investments in early stage private companies as well as opportunistic investments in distressed United States real estate. Difference currently has an interest in commercial real estate that serves the technology sector growth companies.

Difference had made an initial investment of $2 million in Mogo Shares in 2014. Difference invested a further $0.1 million in Mogo Shares in 2015 and 2016. Difference purchased $2.3 million in Mogo Shares and $4 million in Mogo Debentures during the year ended December 31, 2017. During 2018, Difference sold all of its $4 million of Mogo Debentures and reinvested an additional $5.8 million in Mogo Shares.  As of the date hereof, Difference owns 2,549,163 Mogo Shares.

The proposed transaction is the result of arms-length negotiations between the Parties, their respective boards of directors, special committees comprised of members of such boards, and their respective advisors thereof.

In late 2018, certain members of the Mogo Board met with certain members of the Difference Board to discuss a potential transaction between Mogo and Difference on a preliminary basis. The discussions concluded without a resolution on a path forward and were consequently terminated.

In late February 2019, discussions between members of the Mogo Board and the Difference Board resumed in respect of a transaction between the Parties. Subsequently, a meeting was held on March 6, 2019 between members of the Mogo Board, the Difference Board, the Mogo Financial Advisor and the Difference Financial Advisor.

Consequently, on March 13, 2019, the Mogo Board met with management and representatives of the Mogo Financial Advisor to discuss a potential transaction with Difference which would combine Mogo and

Difference into a single company through an acquisition of shares, arrangement or other transaction achieving the same effect. Following presentations and discussions, the Mogo Board formed the Mogo Special Committee to oversee this initiative. Comprised of three independent directors, being Minhas Mohamed (chair of the Special Committee), Matthew Bosrock and Praveen Varshney, the Mogo Special Committee was authorized and directed by the Mogo Board to, among other things: (a) establish, undertake and supervise a process it considered appropriate, efficient and effective in respect of the evaluation and review and, potentially, negotiation of the proposed transaction with Difference; (b) retain one or more financial, investment or other external advisors to provide financial advice and/or other services in respect of the proposed transaction; and (c) provide recommendations to the Mogo Board regarding the proposed transaction or any alternative or derivative transactions relating thereto.

On March 19, 2019, Mogo and Difference entered into a non-binding letter of intent with respect to the proposed transaction. That same day, the Mogo Special Committee approved the engagement of the Mogo Financial Advisor for the purposes of the preparation and delivery to the Mogo Special Committee and the Mogo Board of Directors of the Mogo Fairness Opinion.

Between March 19 and April 12, 2019, the parties and their advisers conducted business, legal, accounting and tax diligence, including an in-person diligence session on March 27, 2019 that focused on the portfolio of assets of Difference and included members of Mogo’s management and the Mogo Special Committee and representatives of the Mogo Financial Advisor. The Mogo Special Committee and Mogo Board were regularly updated and appraised as to the progress of the diligence and the negotiations between Mogo and Difference, including at formal Special Committee meetings held on April 1, 8, 11 and 12, 2019.

On April 14, 2019, the Mogo Special Committee and Mogo Board held meetings with their external legal counsel and the Mogo Financial Advisor present. Mogo’s external legal counsel and the Financial Advisor gave presentations and the Mogo Financial Advisor confirmed that as of April 14, 2019, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be received by Mogo Shareholders, other than Difference and its affiliates, under the proposed Arrangement is fair, from a financial point of view.  The Mogo Special Committee then met in-camera. After discussion, the members of the Mogo Special Committee unanimously determined to recommend to the Mogo Board that the Mogo Board resolve to: (i) approve the Arrangement; (ii) authorize and approve the entering into of the Arrangement Agreement and the Difference Voting Support Agreements by Mogo, in each case, in substantially in the form circulated to the Mogo Special Committee and to the Mogo Board; (iii) recommend that the Mogo Shareholders vote in favour of the Arrangement and the Arrangement Resolution (as defined in the Arrangement Agreement); and (iv) authorize and approve the dissemination of the draft press release of Mogo announcing the Arrangement, substantially in the form circulated to the Mogo Special Committee and to the Mogo Board. Following completion of the in-camera session, the meeting of the Mogo Board was reconvened, and the Chair of the Mogo Special Committee presented the recommendations of the Mogo Special Committee to the Mogo Board. After discussion, the Mogo Board unanimously determined, among other things, that: (i) the Arrangement and the Arrangement Agreement are in the best interests of Mogo and, in particular, are fair to the Mogo Shareholders; (ii) the entering into of the Arrangement Agreement is approved; and (iii) the unanimous recommendation of the Mogo Board is that all of the Mogo Shareholders vote in favour of the Arrangement Resolution.

The Arrangement Agreement and the other definitive transaction documentation were finalized and executed later that day, and Mogo and Difference publicly announced by joint press release the execution of the Arrangement Agreement and ancillary documents, before the opening of markets on April 15, 2019.

The Combined Entity will continue to execute on Mogo’s vision of building the leading fintech platform in Canada. The Arrangement will give Mogo immediate access to approximately $9 — $10 million in cash, which reflects proceeds from Difference’s two recently announced monetizations. In addition, the Combined Entity will continue to hold Difference’s portfolio of investments in some of the premier private technology companies in Canada, which collectively had an estimated fair market value of approximately $24 million as of December 31, 2018.

See “Particulars of Matters to be Acted Upon — The Arrangement — Reasons for the Recommendation of the Mogo Special Committee”.

Recommendation of the Mogo Special Committee

The Mogo Special Committee, having undertaken a thorough review of, and having carefully considered the terms of the Arrangement Agreement, in consultation with management of Mogo, Mogo’s legal advisors and the Mogo Financial Advisor, and having taken into account the Mogo Fairness Opinion and such other matters as it considered relevant, unanimously determined to recommend to the Mogo Board that the Mogo Board: (i) approve the Arrangement; (ii) authorize and approve the entering into of the Arrangement Agreement and the Difference Voting Support Agreements by Mogo, in each case, in substantially in the form circulated to the Mogo Special Committee and to the Mogo Board; (iii) recommend that the Mogo Shareholders vote in favour of the Arrangement and the Arrangement Resolution (as defined in the Arrangement Agreement); and (iv) authorize and approve the dissemination of the draft press release of Mogo announcing the Arrangement, substantially in the form circulated to the Mogo Special Committee and to the Mogo Board.

Reasons for the Recommendation of the Mogo Special Committee

In making its recommendations that the Mogo Board resolve that the execution, delivery and performance of the Arrangement Agreement is in the best interests of Mogo, that the Arrangement is fair from a financial point of view to the Mogo Shareholders and that the Mogo Board recommend that the Mogo Shareholders vote in favour of the Arrangement Resolution, the Mogo Special Committee considered and relied upon a number of substantive factors, procedural safeguards, and risks and uncertainties, including the following:

•                  the Arrangement will give Mogo immediate access to approximately $9- $10 million in cash increasing the financial strength of Mogo;

•                  the Combined Entity will continue to hold Difference’s portfolio of investments in some of the premier private technology companies in Canada, which collectively had an estimated fair market value of approximately $24 million as of December 31, 2018;

•                  Mogo Shareholders will be subject to minimal dilution pursuant to the terms of the Arrangement;

•                  Mogo Shareholders, through their ownership of Difference Shares, will continue to participate in the value associated with Mogo’s platform as Mogo continues to execute on its vision of becoming the go-to financial app for the next generation of Canadians;

•                  certain key Mogo Shareholders who, in the aggregate, beneficially own or exercise control or direction over 21.8% of the outstanding Mogo Shares, advised the Mogo Special Committee that they were prepared to enter into Mogo Voting Support Agreements. The Mogo Special Committee considered that the Mogo Voting Support Agreements do not terminate in the event that a transaction involving a Mogo Superior Proposal is entered into by Mogo, with the result that the Mogo Shareholders who have entered into Mogo Voting Support Agreements will not be permitted to vote in favour of a Mogo Superior Proposal unless and until the Mogo Voting Support Agreements have been terminated;

•                  the opinion from the Mogo Financial Advisor, financial advisor to the Mogo Special Committee, that, subject to and based on the considerations, assumptions and limitations described, the Consideration offered for each Mogo Share pursuant to the Arrangement is fair, from a financial point of view, to Mogo Shareholders, other than Difference and its affiliates;

•                  subject to the terms of the Arrangement Agreement, the Mogo Board will remain able to respond to any unsolicited bona fide written proposal that, having regard for all of the terms and conditions of such proposal, if consummated in accordance with its terms, may lead to a transaction more favourable to Mogo Shareholders from a financial point of view than the Arrangement;

•                  the Arrangement Agreement is the result of a comprehensive negotiation process with respect to the key elements of the Plan of Arrangement undertaken by the management of Mogo with the oversight and participation of the Mogo Board and Mogo Special Committee and their legal counsel and financial advisors, and which includes terms and conditions that are reasonable in the judgment of the Mogo Special Committee;

•                  the Arrangement Agreement provides for certain conditions to complete the Plan of Arrangement, which conditions are not unduly onerous or outside market practice and could reasonably be expected to be satisfied. In addition, the Arrangement Agreement includes the Difference Termination Fee that will be payable by Difference to Mogo in certain circumstances;

•                  the Plan of Arrangement must be approved by the Court, which will consider, among other things, the fairness and reasonableness of the Plan of Arrangement to Mogo Securityholders;

•                  the Arrangement must receive the Mogo Shareholder Approval;

•                  registered Mogo Shareholders who oppose the Arrangement may, on strict compliance with the dissent procedures in the Interim Order, exercise their Dissent Rights and receive the fair value of the Dissent Shares; and

•                  the terms of the Plan of Arrangement provide that Registered Mogo Shareholders who oppose the Arrangement may, upon compliance with certain conditions, exercise Dissent Rights and, if ultimately successful, receive fair value for their Mogo Shares (as described in the Plan of Arrangement).

See “Cautionary Note Regarding Forward-Looking Statements and Risks”.

In reaching its determination, the Mogo Special Committee also considered and evaluated, among other things:

(a)                                 information concerning the business, operations, property, assets, financial condition, operating results and prospects of Mogo;

(b)                                 current industry, economic and market conditions and trends and the Mogo Board’s informed expectations as to the prospects for its businesses;

(c)                                  historical market prices and trading information with respect to Mogo Shares;

(d)                                 the likelihood of receiving required regulatory approvals for the Arrangement; and

(e)                                  the potential impact of the Arrangement on, and the rights and legitimate interests of, Mogo’s other stakeholders, including the Mogo Optionholders, Mogo Warrantholders, Mogo RSU Holders and Mogo Debenture Holders.

The Mogo Special Committee’s recommendations are based upon the totality of the information presented and considered by it. The foregoing summary of the information and factors considered by the Mogo Special Committee is not intended to be exhaustive but includes a summary of the material information and factors considered by the Mogo Special Committee in its consideration of the Arrangement. In view of the variety of factors and the amount of information considered in connection with the Mogo Special Committee’s evaluation of the Arrangement, the Mogo Special Committee did not find it practicable to, and did not, quantify or otherwise attempt to assign any relative weight to each of the specific factors considered in reaching its recommendations. The recommendations of the Mogo Special Committee were made after consideration of the factors noted above, other factors and in light of the Mogo Special Committee’s knowledge of the business, financial condition and prospects of Mogo and taking into account the advice of Mogo’s legal advisors and the advice of the Mogo Financial Advisor. Individual members of the Mogo Special Committee may have assigned different weights to different factors.

Recommendations of the Mogo Board

After careful consideration of, among other things, the recommendations and reasons of the Mogo Special Committee, the Mogo Fairness Opinion, advice of legal and financial advisors and such other matters as it considered relevant, the Mogo Board determined that the execution, delivery and performance of the Arrangement Agreement is in the best interests of Mogo and the Arrangement is fair, from a financial point of view, to the Mogo Shareholders. Accordingly, the Mogo Board unanimously recommends that the Mogo Shareholders vote in favour of the Arrangement Resolution.

Accordingly, the Mogo Board recommends that the Mogo Shareholders vote FOR the Arrangement Resolution.

All members of the Mogo Board that hold Mogo Shares will vote their shares, in their capacity as Mogo Shareholders, in favour of the Arrangement.

The Mogo Fairness Opinion

The Mogo Special Committee retained the Mogo Financial Advisor to act as financial advisor to Mogo and to provide an opinion as to the fairness, from a financial point of view, of the Consideration to be received by Mogo Shareholders pursuant to the Arrangement Agreement.

On April 14, 2019, the Mogo Financial Advisor verbally delivered its opinion and subsequently confirmed in writing, that as at the date thereof, the Consideration to be received by Mogo Shareholders under the Arrangement is fair from a financial point of view to the Mogo Shareholders, other than Difference and its affiliates. The full text of the Mogo Fairness Opinion, setting out the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the Mogo Fairness Opinion, is set out in Appendix J to this Circular. The summary of the Mogo Fairness Opinion described in this Circular is qualified in its entirety by reference to the full text of the Mogo Fairness Opinion.

Mogo has agreed to pay the Mogo Financial Advisor a fee for rendering the Fairness Opinion. Mogo also has agreed to reimburse the Mogo Financial Advisor for its expenses incurred in connection with the Mogo Financial Advisor’s engagement and to indemnify the Mogo Financial Advisor and its directors, officers, employees, agents and affiliates against specified liabilities.  The Mogo Financial Advisor’s compensation for providing the Fairness Opinion is not contingent on an action or event resulting from the Fairness Opinion.

Neither the Mogo Financial Advisor, nor any of its affiliates (as defined in the Securities Act (British Columbia)) is an insider, associate or affiliate of Mogo or Difference and is not an advisor to any person or company in respect of the Arrangement other than Mogo. The Mogo Financial Advisor and its affiliates have not been engaged to provide any financial advisory services, have not acted as lead or co-lead manager on any offering of securities of Mogo, Difference or their respective affiliates during the 24 months preceding the date on which the Mogo Financial Advisor was first contacted by Mogo in respect of the Arrangement other than services provided as financial advisor to Mogo in connection with the Arrangement.

The Mogo Fairness Opinion was provided solely for the information and assistance of the Mogo Special Committee and the Mogo Board in connection with its consideration of the Arrangement and is not a recommendation to any Mogo Shareholder as to how to vote or act on any matter relating to the Arrangement. The Mogo Fairness Opinion was only one factor that the Mogo Board took into consideration in making its determination to recommend that the Mogo Shareholders vote in favour of the Arrangement Resolution.

Approval of Arrangement Resolution

At the Meeting, the Mogo Shareholders will be asked to approve the Arrangement Resolution, the full text of which is set out in Appendix A to this Circular. In order for the Arrangement to become effective, as provided in the Interim Order, the Arrangement Resolution must be approved by at least two-thirds of the votes cast by the Mogo Shareholders present in person or by proxy at the Meeting and voting as a single class and a simple majority of votes cast by Mogo Shareholders present in person or represented by proxy after excluding votes cast by Mogo Shareholders who are required to be excluded in accordance with Section 8.1 of MI 61-101. See “MI 61-101” below.

Should Mogo Shareholders fail to approve the Arrangement Resolution by the requisite majorities, the Arrangement will not be completed.

The Mogo Board, through the Mogo Special Committee, has approved the Arrangement and recommends that the Mogo Shareholders vote FOR the Arrangement Resolution. See “Particulars of Matters to be Acted Upon — The Arrangement — Recommendation of Mogo Board” above.

UNLESS AUTHORITY HAS BEEN WITHHELD, THE MOGO SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT NOMINEES WILL BE VOTED FOR THE ARRANGEMENT RESOLUTION.

Treatment of Mogo Options, Mogo RSUs, Mogo Warrants and Mogo Debentures

Promptly following the completion of the Arrangement, all outstanding Mogo Options immediately prior to the Effective Time will be exchanged in accordance with the terms Mogo Option Plan for Replacement Options issued by the Combined Entity that will entitle their holders, upon due exercise, for the original exercise price, to receive one Difference Share for each Mogo Share that was issuable upon due exercise of the Mogo Option immediately prior to the Effective Time.

Promptly following the completion of the Arrangement, each outstanding Mogo RSU will be exchanged in accordance with the terms of the Mogo RSU Plan for Replacement RSUs issued by the Combined Entity that will entitle their holders, following vesting of such unit, to receive one Difference Share for each Mogo Share that was issuable following vesting of the Mogo RSU immediately prior to the Effective Time.

To the extent Mogo Warrants are not exercised prior to the Effective Time, each such warrant will be exchanged pursuant to the terms of the Arrangement for one Replacement Warrant having terms substantially identical thereto and such warrant will become exercisable for Difference Shares after the Effective Time in accordance with the terms thereof.

Promptly following the Effective Time, the Mogo Debentures will be exchanged for Replacement Debentures and shall begin trading on the TSX, subject to customary listing conditions of the TSX. On May 17, 2019, the TSX conditionally approved the listing of the Replacement Debentures after the Effective Time.

Treatment of Mogo Non-Convertible Debentures

At the Effective Time, the Mogo Non-Convertible Debentures issued by Mogo will be assumed by Amalco and will continue as debentures of Amalco and the Mogo Non-Convertible Debentures issued by Thurlow will continue as debentures of Thurlow.

Treatment of Difference Options

In connection with the Arrangement, the Difference Board will take all steps necessary to ensure that as of and after the Effective Time all Difference Options will continue to be exercisable for Difference Shares and that the rights of holders of Difference Options will be preserved and will not be accelerated or otherwise dealt with as a result of the Arrangement, all in accordance with the provisions of the Difference Stock

Option Plan.  Each Difference Option will continue to be governed by the Difference Stock Option Plan and will not count towards the maximum aggregate number of Combined Entity shares reserved for issuance under the Combined Entity Option Plan.

Combined Entity Option Plan

Upon completion of the Arrangement, the Combined Entity intends to adopt the Combined Entity Option Plan in substantially the form set forth in Appendix “M” to this Circular. The Combined Entity Option Plan will be identical in every relevant respect to the Mogo Option Plan, last approved by the Mogo Shareholders on June 18, 2018, the terms of which are set out under the heading “Statement of Executive Compensation — Mogo Option Plan” of the Circular.

Combined Entity RSU Plan

Upon completion of the Arrangement, the Combined Entity intends to adopt the Combined Entity RSU Plan in substantially the form set forth in Appendix “N” to the Circular. The Combined Entity RSU Plan will be identical in every relevant respect to the Mogo RSU Plan, last approved by the Mogo Shareholders on June 18, 2018, the terms of which are set out under the heading “Statement of Executive Compensation — Mogo RSU Plan” of the Circular.

Court Approval of the Arrangement

An arrangement under the BCBCA requires approval of the Court.

Voting Support Agreements

On April 14, 2019, each of the directors and officers of Mogo and DKBDF 2019 Limited Partnership, Dana Feller, Rich Rosenberg and Anuja Varshney entered into Mogo Voting Support Agreements with Difference pursuant to which they have agreed, on and subject to the terms thereof, among other things, to vote their Mogo Shares in favour of the Arrangement Resolution and in favour of any other matter necessary for the consummation of the transactions contemplated by the Arrangement Agreement. As of the Record Date, 5,134,390 Mogo Shares were subject to the Mogo Voting Support Agreement representing approximately 21.8% of the issued and outstanding Mogo Shares.

Each Mogo Shareholder that has entered into the Mogo Voting Support Agreement with Difference has agreed that they must not: (i) sell, transfer, gift, assign, grant a participating interest in, option, pledge or otherwise convey or encumber their Mogo Shares; (ii) not take any other action which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of the transactions contemplated by the Arrangement Agreement; or (iii) bring, or threaten to bring any suits or proceedings that could frustrate, stop, prevent or delay the Arrangement.

The Mogo Voting Support Agreements may be terminated by: (i) mutual agreement between the parties; (ii) Difference if the Mogo Shareholder breaches or is in default of any of its covenants or obligations under the Mogo Voting Support Agreement or any of the Mogo Shareholder’s representations or warranties have become untrue; or (iii) the Mogo Shareholder if, without the Mogo Shareholder’s prior written consent, the Arrangement Agreement is amended in a manner that decreases the Consideration received by the Mogo Shareholder, modifies the Consideration to be received by the Mogo Shareholder, or extends the Arrangement Agreement beyond the Outside Date.

On April 14, 2019, certain directors and officers of Difference entered into Difference Voting Support Agreements with Mogo, pursuant to which they have agreed, on and subject to the terms thereof, among other things, to vote their Difference Shares in favour of the Difference Shareholder Resolution and in favour of any other matter necessary for the consummation of the transactions contemplated by the Arrangement Agreement. As of the Record Date, 2,850,085 Difference Shares were subject to the Difference Voting Support Agreement representing approximately 49.8% of the issued and outstanding Difference Shares.

The terms of the Difference Voting Support Agreements with Mogo are substantially similar to the Mogo Voting Support Agreements except being in favour of Mogo as opposed to Difference and pertaining to Difference Shares as opposed to Mogo Shares.

Interim Order

On May 13, 2019, Mogo obtained the Interim Order providing for the calling and holding of the Meeting, the Dissent Rights and certain other procedural matters. The text of the Interim Order is set out in Appendix C to this Circular.

Final Order

Subject to the terms of the Arrangement Agreement, and if the Arrangement Resolution is approved by Mogo Shareholders at the Meeting in the manner required by the Interim Order, Mogo intends to make an application to the Court for the Final Order.

The application for the Final Order approving the Arrangement is currently scheduled for June 19, 2019 at 9:45 a.m. (Vancouver time), or as soon thereafter as counsel may be heard, at the Courthouse, 800 Smithe Street, Vancouver, British Columbia, or at any other date and time as the Court may direct. Any person to whom Difference Shares will be issued pursuant to the Arrangement and who wishes to appear or be represented and to present evidence or arguments at that hearing must file and serve a response to petition no later than 4:00 p.m. (Vancouver time) on June 18, 2019 along with any other documents required, all as set out in the Interim Order and Notice of Petition, the text of which are set out in Appendix C to this Circular and satisfy any other requirements of the Court. Such persons should consult with their legal advisors as to the necessary requirements. If the hearing is adjourned then, subject to further order of the Court, only those persons having previously filed and served a response to petition will be given notice of the adjournment.

The Court has broad discretion under the BCBCA when making orders with respect to the Arrangement and that the Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view. The Court may approve the Arrangement, either as proposed or as amended, on the terms presented or substantially on those terms. Depending upon the nature of any required amendments and subject to the terms of the Arrangement Agreement, Mogo may determine not to proceed with the Arrangement.

For further information regarding the Court hearing and your rights in connection with the Court hearing, see the form of Interim Order and Notice of Petition attached at Appendix C to this Circular. The Interim Order and Notice of Petition constitute notice of the Court hearing of the application for the Final Order and are your only notice of the Court hearing.

The Difference Securities to be issued pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act or the Securities Laws of any state of the United States and will be issued in reliance upon the Section 3(a)(10) Exemption (as defined below) and similar exemptions from registration or qualification under any applicable Securities Laws of any state of the United States. Section 3(a)(10) of the U.S. Securities Act (the “Section 3(a)(10) Exemption”) exempts from registration a security that is issued in exchange for outstanding securities, claims or property interests, where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange have the right to appear, by a court or by a governmental authority expressly authorized by law to grant such approval. The Court will be advised at the hearing of the application for the Final Order that if the terms and conditions of the Arrangement, and the fairness thereof, are approved by the Court, the Final Order will be relied upon to constitute the basis for the Section 3(a)(10) Exemption under the U.S. Securities Act with respect to the Difference Securities to be issued pursuant to the Arrangement. Accordingly, the Final Order of the Court will, if granted, constitute a basis for the exemption from the registration requirements of the U.S. Securities Act with respect to the issuance of the Difference Shares by Difference in connection with the Arrangement. The Section 3(a)(10) Exemption is not available to exempt the issuance of Difference Shares issuable on the exercise of the Difference Options. See “Particulars of Matters to be Acted Upon — The Arrangement — Regulatory Law Matters and Securities Law Matters — United States Securities Law Matters”.

Regulatory Approvals

TSX

In addition to the shareholder approvals described above, certain regulatory approvals will also be required in order to consummate the Arrangement, as further described below.

The Mogo Shares are currently listed and posted for trading on the TSX under the symbol “MOGO”. The Mogo Debentures are currently listed for trading on the TSX under the symbol “MOGO.DB”. Following completion of the Arrangement, Mogo will amalgamate with a wholly-owned subsidiary of Difference to form Amalco and it is anticipated that the Mogo Shares and Mogo Debentures will be delisted from the TSX and the Combined Entity will apply to the applicable Canadian securities regulators to have Amalco cease to be a reporting issuer. The Difference Shares are currently listed and posted for trading on the TSX under the symbol “DCF”.

It is a condition of the Arrangement that the TSX shall have conditionally approved for listing the Difference Shares to be issued or made issuable in connection with the Arrangement and the Replacement Debentures.

On May 17, 2019, the TSX conditionally approved the listing of the Difference Shares to be issued under the Arrangement and issuable on the exercise or vesting of the Replacement Debentures, Replacement Options, Replacement Warrants and Replacement RSUs after completion of the Arrangement and conditionally approved the listing of the Replacement Debentures, subject to filing certain documents following the closing of the Arrangement.

Mogo Shareholders should be aware that the final approvals have not yet been given by the regulatory authorities referred to above. Neither Mogo nor Difference can provide any assurances that such approvals will be obtained.

NASDAQ Capital Market

The Mogo Shares are currently listed and posted for trading on the NASDAQ under the symbol “MOGO”.  It is anticipated that Mogo will file the requisite documents with the US SEC indicating that Difference is to be treated as the successor in interest to Mogo and, accordingly, assumes Mogo’s registration of its common shares under the Exchange Act and its listing with the NASDAQ and each of the reporting requirement and listing standards thereunder.

Completion of the Arrangement — Effective Time

Completion of the Arrangement is expected to occur on or about June 21, 2019; however, completion of the Arrangement is dependent on many factors, some of which are beyond the control of Mogo and Difference, such as the timing of the receipt of Court approval and listing of the Difference Shares on the TSX, and it is not possible at this time to determine precisely when or if the Arrangement will become effective. It is possible that completion may be delayed if the conditions to completion of the Arrangement cannot be met on a timely basis.

The Arrangement Agreement

The following is a summary description of certain material provisions of the Arrangement Agreement, is not comprehensive and is qualified in its entirety by reference to the full text of the Arrangement Agreement, which is incorporated herein by reference. Mogo Shareholders are urged to read the Arrangement Agreement, in its entirety. The Arrangement Agreement, which is incorporated by reference into this

Circular, was filed by Mogo on April 18, 2019, with the Canadian securities regulatory authorities and is available under Mogo’s profile on SEDAR at www.sedar.com and with the SEC at www.sec.gov. See “Documents Incorporated by Reference”.

Capitalized terms used but not otherwise defined herein have the meanings set out in the Arrangement Agreement and the Plan of Arrangement attached as Appendix B to this Circular.

Effective Date and Conditions of Arrangement

If the Arrangement Resolution receives Mogo Shareholder Approval and the Difference Shareholder Resolution receives Difference Shareholder Approval, the Final Order of the Court is obtained approving the Arrangement, every requirement of the BCBCA relating to the Arrangement has been complied with and all other conditions to the Arrangement Agreement are satisfied or waived, the Arrangement will become effective at 12:01 a.m. (Vancouver time) on the Effective Date. The Effective Date is expected to be on or about June 21, 2019. It is possible that completion may be delayed beyond this date if the conditions to completion of the Arrangement cannot be met on a timely basis.

The Arrangement — General

The Plan of Arrangement, which is deemed to be part of the Arrangement Agreement, provides that at the Effective Time, a sequence of steps, described below under the heading “Particulars of Matters to be Acted Upon — The Arrangement — Steps of the Arrangement”, shall occur in the order set out in the Arrangement Agreement giving effect to the transactions contemplated by the Arrangement Agreement.

Procedural Steps

The Arrangement is proposed to be carried out pursuant to Division 5 of Part 9 of the BCBCA. The following procedural steps must be taken for the Arrangement to become effective:

•                                          the Arrangement Resolution must be passed by the Mogo Shareholders voting at the Meeting;

•                                          the Difference Shareholder Resolution must be passed at the Difference Shareholder Meeting;

•                                          the Arrangement must be approved by the Court through the Final Order;

•                                          all conditions precedent to the Arrangement set forth in the Arrangement Agreement must be satisfied; and

•                                          a copy of the Final Order and related documents must be filed with the Registrar.

Conditions to the Completion of the Arrangement

Completion of the Arrangement is subject to the following mutual conditions which may only be waived, in whole or in part, by the mutual consent of each of Difference and Mogo:

•                                          the Mogo Shareholder Approval being obtained at the Meeting in accordance with the Interim Order;

•                                          each of the Interim Order and Final Order being obtained on terms consistent with the Arrangement Agreement, and not having been set aside or modified in a manner unacceptable to either Mogo or Difference, each acting reasonably;

•                                          the Difference Shareholder Approval being obtained at the Difference Shareholder Meeting;

•                                          the issuance of the Difference Shares being qualified in the United States for the Section 3(a)(10) Exemption;

•                                          no Law being in effect that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins Mogo or Difference from consummating the Arrangement.

•                                          the Difference Shares forming part of the Consideration being conditionally approved for listing on the TSX following to the Effective Time, subject to customary listing conditions of the TSX;

•                                          the Replacement Debentures being conditionally approved for listing on the TSX following the Effective Time, subject to customary listing conditions of the TSX; and

•                                          Dissent Rights not having been exercised with respect to more than 10% of the issued and outstanding Mogo Shares.

Completion of the Arrangement is subject to the following additional conditions in favour of Difference and may be waived by Difference:

•                                          the representations and warranties made to Difference by Mogo in the Arrangement Agreement shall be true and correct as of the Effective Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date) except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Effect in respect of Mogo;

•                                          Mogo having fulfilled or complied in all material respects each of its respective covenants contained in the Arrangement Agreement to be fulfilled or complied with by it on or prior to the Effective time;

•                                          since the date of the Arrangement Agreement, there not having occurred, or being disclosed to the public (if previously undisclosed to the public) any Material Adverse Effect in respect of Mogo;

•                                          there is no action or proceeding pending or threatened by any person (other than Difference) in any jurisdiction that would be reasonably likely to:

•                  cease trade, enjoin, prohibit, or impose any limitations, damages or conditions on, Difference’s ability to acquire, hold, or exercise full rights of ownership over, any Mogo Shares, including the right to vote the Mogo Shares;

•                  prohibit, impair or restrict the Arrangement, or the ownership or operation by Difference of any material portion of the business or assets of Difference, Mogo or any of their respective subsidiaries, or compel Difference to dispose of or hold separate any material portion of the business or assets of Difference, Mogo or any of their respective subsidiaries as a result of the Arrangement; or

•                  prevent or materially delay the consummation of the Arrangement, or if the Arrangement is consummated, have a Material Adverse Effect in respect of Mogo or Difference;

•                                          certain third-party consents being obtained on terms that are acceptable to Difference, acting reasonably, and not withdrawn or modified;

•                                          all Regulatory Approvals and all other third party consents, waivers, permits, orders and approvals that are necessary, proper or advisable to consummate the transactions contemplated by the Arrangement Agreement and the failure of which to obtain, individually or in the aggregate: (i) would be reasonably expected to have a Material Adverse Effect in respect of Mogo or Difference; or (ii)

would reasonably be expected to materially impede or delay the completion of the Arrangement, being obtained or received on terms that are acceptable to the Difference, acting reasonably; and

•                                          Mogo shall have obtained waivers, in a form acceptable to Difference, acting reasonably, from each of David Feller, Gregory Feller and every other employee, officer, director or consultant of Mogo or any of its Subsidiaries of any contractual rights of such persons under employment, consulting or similar agreements (but, for greater certainty, excluding option and other plans applicable to a group of participants), that provide for the acceleration of any compensation or other benefit as a result of the completion of the transactions contemplated by the Arrangement Agreement.

Completion of the Arrangement is subject to the following additional conditions in favour of Mogo and may be waived by Mogo:

•                                          the representations and warranties made to Mogo by Difference in the Arrangement Agreement shall be true and correct as of the Effective Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date) except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Effect in respect of Difference;

•                                          Difference having fulfilled or complied in all material respects each of its respective covenants contained in the Arrangement Agreement to be fulfilled or complied with by it on or prior to the Effective Time;

•                                          since the date of the Arrangement Agreement, there not having occurred, or being disclosed to the public (if previously undisclosed to the public) any Material Adverse Effect in respect of Difference;

•                                          there is no action or proceeding pending or threatened by any person (other than Mogo) in any jurisdiction that would be reasonably likely to:

•                  cease trade, enjoin, prohibit, or impose any limitations, damages or conditions on, Difference’s ability to acquire, hold, or exercise full rights of ownership over, any Mogo Shares, including the right to vote the Mogo Shares;

•                  prohibit, impair or restrict the Arrangement, or the ownership or operation by Difference of any material portion of the business or assets of Difference, Mogo or any of their respective subsidiaries, or compel Difference to dispose of or hold separate any material portion of the business or assets of Difference, Mogo or any of their respective subsidiaries as a result of the Arrangement; or

•                  prevent or materially delay the consummation of the Arrangement, or if the Arrangement is consummated, have a Material Adverse Effect in respect of Mogo or Difference;

•                                          certain third-party consents being obtained on terms that are acceptable to Mogo, acting reasonably, and not withdrawn or modified;

•                                          Difference being a “passive foreign investment company” immediately prior to the Effective Time under the United States federal income tax rules; and

•                                          all Regulatory Approvals and all other third party consents, waivers, permits, orders and approvals that are necessary, proper or advisable to consummate the transactions contemplated by the Arrangement Agreement and the failure of which to obtain, individually or in the aggregate: (i) would be reasonably expected to have a Material Adverse Effect in respect of Mogo or Difference; or (ii) would reasonably be expected to materially impede or delay the completion of the Arrangement, being obtained or received on terms that are acceptable to Mogo, acting reasonably.

Representations, Warranties and Covenants of Mogo

The Arrangement Agreement contains certain representations and warranties on the part of Mogo in respect of matters pertaining to, among other things: its incorporation and organization; its authority to enter into and to perform its obligations under the Arrangement Agreement; the delivery of the Arrangement Agreement and performance of obligations under the Arrangement Agreement will not conflict with the Mogo’s constating documents, applicable law or any contract Mogo is party to; its authorized and outstanding capital structure; U.S. Securities Laws; material compliance with Law; litigation; business in the ordinary course; compliance with environmental laws; and intellectual property.

The representations and warranties made by Mogo to Difference in the Arrangement Agreement were made solely for the purposes of the Arrangement Agreement and may be subject to important qualifications and limitations agreed to by the Parties in connection with negotiating and entering into the Arrangement Agreement. In addition, these representations and warranties were made as of specified dates, may be subject to a contractual standard of materiality that is different from what may be viewed as material to Mogo Shareholders or may have been used for the purpose of allocating risk between the Parties rather than for the purpose of establishing facts. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the Arrangement Agreement. For the foregoing reasons, you should not rely on the representations and warranties contained in the Arrangement Agreement as statements of factual information at the time they were made or otherwise.

The Arrangement Agreement includes, among other things, covenants of Mogo relating to: conducting business in the ordinary course; use commercially reasonable efforts to satisfy its conditions precedent under the Arrangement Agreement and complete the Plan of Arrangement; and notifying Difference of the occurrence of certain events.

Representations, Warranties and Covenants of Difference

The Arrangement Agreement contains certain representations and warranties on the part of Difference in respect of matters pertaining to, among other things: its incorporation and organization; its authority to enter into and to perform its obligations under the Arrangement Agreement; the delivery of the Arrangement Agreement and performance of obligations under the Arrangement Agreement will not conflict with the Difference’s constating documents, applicable law or any contract Mogo is party to; its authorized and outstanding capital structure; material compliance with Law; litigation; business in the ordinary course; and compliance with environmental laws.

The representations and warranties made by Difference to Mogo in the Arrangement Agreement were made solely for the purposes of the Arrangement Agreement and may be subject to important qualifications and limitations agreed to by the Parties in connection with negotiating and entering into the Arrangement Agreement. In addition, these representations and warranties were made as of specified dates, may be subject to a contractual standard of materiality that is different from what may be viewed as material to Mogo Shareholders or may have been used for the purpose of allocating risk between the Parties rather than for the purpose of establishing facts. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the Arrangement Agreement. For the foregoing reasons, you should not rely on the representations and warranties contained in the Arrangement Agreement as statements of factual information at the time they were made or otherwise.

The Arrangement Agreement includes, among other things, covenants of Difference relating to: conducting business in the ordinary course; use commercially reasonable efforts to satisfy its conditions precedent under the Arrangement Agreement and complete the Plan of Arrangement; use commercially reasonable efforts to obtain necessary approvals for the listing of the Difference Shares on the TSX and NASDAQ; use commercially reasonable efforts to ensure that Difference and the Difference subsidiaries have a consolidated cash balance of between $9,000,000 and $10,000,000 net of expenses accrued and payable immediately prior to the Effective Time, appoint three Mogo nominees to the Difference Board as of the Effective Time; and notifying Mogo of the occurrence of certain events.

Covenants Regarding Indemnification and Insurance

Pursuant to the Arrangement Agreement, Mogo has covenanted that prior to the Effective Date, it shall purchase customary “tail” policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate to the protection provided by the policies maintained by Mogo and the Mogo subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and Difference will, or will cause Mogo and the Mogo subsidiaries to, maintain such tail policies in effect without any reduction in scope or coverage for six years from the Effective Date.

Difference agrees that it shall cause Mogo to honour all rights to indemnification or exculpation existing in favour of present and former officers and directors of Mogo and the Mogo subsidiaries, to the extent that they are disclosed in the Mogo disclosure letter, and acknowledges that such rights shall survive the completion of the Plan of Arrangement and shall continue in full force and effect for a period of not less than six years from the Effective Date.

Mogo Non-Solicitation Covenant

Mogo has covenanted and agreed that, except as otherwise provided in the Arrangement Agreement, Mogo shall not, directly or indirectly, through any Representative:

(a)                                 solicit, initiate, encourage or otherwise facilitate, (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of Mogo or any of the Mogo subsidiaries or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, a Mogo Acquisition Proposal;

(b)                                 enter into or otherwise engage or participate in any discussions or negotiations with any person (other than Difference) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, a Mogo Acquisition Proposal;

(c)                                  make a Mogo Change in Recommendation;

(d)                                 accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Mogo Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a Mogo Acquisition Proposal for a period of no more than five Business Days following the formal announcement of such Mogo Acquisition Proposal will not be considered to be in violation of this provision provided Difference Board has rejected such Mogo Acquisition Proposal and affirmed Difference Board Recommendation before the end of such five Business Day period (or in the event that the Meeting is scheduled to occur within such five Business Day period, prior to the third (3rd) Business Day prior to the date of the Meeting)); or

(e)                                  enter into or publicly propose to enter into any agreement in respect of a Mogo Acquisition Proposal.

Mogo has covenanted that it will, and will cause the Mogo subsidiaries and their respective Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiations, or other activities commenced prior to the date of the Arrangement Agreement with any person (other than Difference) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, a Mogo Acquisition Proposal, and in connection with such termination shall:

(a)                                 immediately discontinue access to and disclosure of all information, including any data room and any confidential information, properties, facilities, books and records of Mogo or any Mogo subsidiary including by way of such online data room or other electronic delivery method; and

(b)                                 as soon as practicable and within three Business Days after the date of the Arrangement Agreement, request, and exercise all rights it has to require (A) the return or destruction of all copies of any confidential information regarding Mogo or any Mogo subsidiary provided to any person other than Difference, and (B) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding Mogo or any Mogo subsidiary using its commercially reasonable to ensure that such requests are fully complied with in accordance with the terms of such rights or entitlements.

Mogo represents and warrants that Mogo has not waived any confidentiality, standstill or similar provision or restriction in any agreement to which Mogo or any of Mogo subsidiaries is a party, except to permit submissions of expressions of interest prior the date of the Arrangement Agreement, and covenants and agrees that

(a)                                 Mogo will take all necessary action to enforce each confidentiality, standstill or similar provision or restriction in any agreement to which Mogo or any of the Mogo subsidiaries is a party; and

(b)                                 neither Mogo, nor any Mogo subsidiary nor any of their respective Representatives have released or will, without the prior written consent of Difference (which may be withheld or delayed in Difference’s sole and absolute discretion), release any person from, or waive, amend, suspend or otherwise modify such person’s obligations respecting Mogo or any Mogo subsidiaries, under any confidentiality, standstill or similar agreement or restriction to which Mogo or any Mogo subsidiary is a party.

Notification of Mogo Acquisition Proposals

If Mogo or any of the Mogo subsidiaries or any of their respective Representatives, receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to a Mogo Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to Mogo or any Mogo subsidiary including but not limited to information, access, or disclosure relating to the properties, facilities, books or records of Mogo or any of the Mogo subsidiaries, Mogo will immediately notify Difference, at first orally, and then promptly and in any event within 24 hours in writing, of such Mogo Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions, the identity of all persons making the Mogo Acquisition Proposal, inquiry, proposal, offer or request, and copies of all material or substantive documents, correspondence or other material received in respect of, from or on behalf of any such person. Mogo will keep Difference fully informed on a current basis of the status of developments, discussions and negotiations with respect to such Mogo Acquisition Proposal, inquiry, proposal, offer or request, including any material changes, modifications or other amendments to any such Mogo Acquisition Proposal, inquiry, proposal, offer or request.

Responding to a Mogo Acquisition Proposal

If at any time, prior to obtaining the Mogo Shareholder Approval of the Arrangement Resolution, Mogo receives a bona fide written Mogo Acquisition Proposal that was not solicited after the date of the Arrangement Agreement in contravention of the provisions above, Mogo may engage in or participate in discussions or negotiations with such person regarding such Mogo Acquisition Proposal, and may provide copies of, access to or disclosure of confidential information, properties, facilities, books or records of Mogo or the Mogo subsidiaries, if and only if:

(a)                                 the Mogo Board (i) first determines in good faith, after consultation with its financial advisors and its outside counsel, that such Mogo Acquisition Proposal is or may reasonably be expected to result in a Mogo Superior Proposal, and (ii) has received written advice from its outside counsel that the failure to engage in such discussions or negotiations would be inconsistent with its fiduciary duties;

(b)                                 such person was not restricted from making such Mogo Acquisition Proposal pursuant to an existing standstill, confidentiality, non-disclosure, business purpose, use or similar restriction or agreement and no waiver of any such provision was granted to the person;

(c)                                  Mogo has been, and continues to be, in compliance with its obligations the non-solicit provisions of the Arrangement Agreement;

(d)                                 prior to providing any such copies, access, or disclosure, Mogo enters into a confidentiality and standstill agreement with such person in substantially in the same form as the Confidentiality Agreement (in particular but without limitation such agreement may not include any provision calling for an exclusive right to negotiate with Mogo; and

(e)                                  Mogo promptly provides Difference with:

(iii)          two Business Days prior written notice stating Mogo’s intention to participate in such discussions or negotiations and to provide such copies, access or disclosure, together with a copy of written advice from Mogo’s outside counsel that the failure to engage in such discussions or negotiations would be inconsistent with the Mogo Board’s fiduciary duties; and

(iv)                             prior to providing any such copies, access or disclosure, a true, complete and final unredacted executed copy of the confidentiality and standstill,

provided that, Mogo shall not, and shall not allow its Representatives to, disclose any non-public information with respect to Mogo or any of its Mogo subsidiaries to such person if such non-public information has not been previously provided to, or is not concurrently provided to, Difference.

Right to Match

If Mogo receives a Mogo Acquisition Proposal that constitutes a Mogo Superior Proposal prior to the approval of the Arrangement Resolution by the Mogo Shareholders, the Mogo Board may, enter into a definitive agreement with respect to such Mogo Acquisition Proposal, if and only if:

(i) the person making the Mogo Superior Proposal was not restricted from making such Mogo Superior Proposal pursuant to an existing standstill or similar restriction and no waiver of any such provision was granted to the person; (ii) Mogo has been, and continues to be, in compliance with its non-solicitation covenants; (iii) Mogo has delivered to Difference a written notice of the determination of the Mogo Board that such Mogo Acquisition Proposal constitutes a Mogo Superior Proposal and of the intention of the Mogo Board to enter into such definitive agreement, together with a written notice from the Mogo Board regarding the value and financial terms that the Mogo Board, in consultation with its financial advisors, has determined should be ascribed to any non-cash consideration offered under such Mogo Acquisition Proposal that the failure to enter into such definitive agreement would be inconsistent with the Mogo Board’s fiduciary duties (the “Mogo Superior Proposal Notice”); (iv) Mogo has provided Difference with a copy of the proposed definitive agreement for the Mogo Superior Proposal and all supporting materials, including any financing documents supplied to Mogo in connection therewith; (v) at least five business days (the “Difference Matching Period”) have elapsed from the date on which Difference receives Mogo Superior Proposal Notice and the date on which Difference received the Mogo Superior Proposal and all supporting materials; (vi) during any Difference Matching Period, Difference has had the opportunity (but not the obligation) to offer to amend the Arrangement Agreement and the Arrangement in order for such Mogo Acquisition Proposal to cease to be Mogo Superior Proposal; (vii) if Difference has offered to amend the Arrangement Agreement and the Arrangement following the end of the Difference Matching Period, the Mogo Board has determined in good faith, after consultation with Mogo’s outside legal counsel and financial advisers, that such Mogo Acquisition Proposal continues to constitute a Mogo Superior Proposal compared to the terms of the Arrangement as proposed to be amended by Difference; (viii) the Mogo Board has determined in good faith, after consultation with Mogo’s outside legal counsel that it is necessary for the Mogo Board to enter into a definitive agreement with respect to such Mogo Superior Proposal in order to properly discharge its fiduciary duties; and (ix) prior to or concurrently with the entering into such definitive agreement Mogo terminates the Arrangement Agreement and pays the Mogo Termination Fee.

During the Difference Matching Period as described above, or such longer period as Mogo may approve in writing, the Mogo Board shall review any offer made by Difference to amend the terms of the Arrangement Agreement and the Arrangement in good faith in order to determine whether such proposal would, upon acceptance, result in the Mogo Acquisition Proposal previously constituting a Mogo Superior Proposal ceasing to be a Mogo Superior Proposal; and (b) Mogo shall negotiate in good faith with Difference to make such amendments to the terms of the Arrangement Agreement and the Arrangement as would enable Difference to proceed with the transactions contemplated by the Arrangement Agreement on such amended terms. If the Mogo Board determines that such Mogo Acquisition Proposal would cease to be a Mogo Superior Proposal, Mogo shall promptly so advise Difference and Mogo and Difference shall amend the Arrangement Agreement to reflect such offer made by Difference, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

Each successive modification of any proposed agreement shall constitute a new Mogo Acquisition Proposal for the purposes of the requirement to initiate an additional five business day Difference Matching Period.

Difference Non-Solicitation Covenant

Difference has covenanted and agreed that, except as otherwise provided in the Arrangement Agreement, Difference will not, directly or indirectly, through any Representative:

(a)                                 solicit, initiate, encourage or otherwise facilitate, (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of Difference or any of the Difference subsidiaries or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, a Difference Acquisition Proposal;

(b)                                 enter into or otherwise engage or participate in any discussions or negotiations with any person (other than Mogo) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, a Difference Acquisition Proposal;

(c)                                  make a Difference Change in Recommendation;

(d)                                 accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Difference Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a Difference Acquisition Proposal for a period of no more than five Business Days following the formal announcement of such Difference Acquisition Proposal will not be considered to be in violation of this provision provided Mogo Board has rejected such Difference Acquisition Proposal and affirmed Mogo Board Recommendation before the end of such five Business Day period (or in the event that the Meeting is scheduled to occur within such five Business Day period, prior to the third (3rd) Business Day prior to the date of the Meeting)); or

(e)                                  enter into or publicly propose to enter into any agreement in respect of a Difference Acquisition Proposal.

Difference has covenanted that it will, and will cause the Difference subsidiaries and their respective Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiations, or other activities commenced prior to the date of the Arrangement Agreement with any person (other than Mogo) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, a Difference Acquisition Proposal, and in connection with such termination shall:

(a)                                 immediately discontinue access to and disclosure of all information, including any data room and any confidential information, properties, facilities, books and records of Difference or any Difference subsidiary including by way of such online data room or other electronic delivery method; and

(b)                                 as soon as practicable and within three Business Days after the date of the Arrangement Agreement, request, and exercise all rights it has to require (A) the return or destruction of all copies of any confidential information regarding Difference or any Difference subsidiary provided to any person other than Mogo, and (B) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding Difference or any Difference subsidiary using its commercially reasonable to ensure that such requests are fully complied with in accordance with the terms of such rights or entitlements.

Difference represents and warrants that Difference has not waived any confidentiality, standstill or similar provision or restriction in any agreement to which Difference or any of Difference subsidiaries is a party, except to permit submissions of expressions of interest prior the date of the Arrangement Agreement, and covenants and agrees that

(a)                                 Difference will take all necessary action to enforce each confidentiality, standstill or similar provision or restriction in any agreement to which Difference or any of the Difference subsidiaries is a party; and

(b)                                 neither Difference, nor any Difference subsidiary nor any of their respective Representatives have released or will, without the prior written consent of Mogo (which may be withheld or delayed in Mogo’s sole and absolute discretion), release any person from, or waive, amend, suspend or otherwise modify such person’s obligations respecting Difference or any Difference subsidiaries, under any confidentiality, standstill or similar agreement or restriction to which Difference or any Difference subsidiary is a party.

Notification of Difference Acquisition Proposals

If Difference or any of the Difference subsidiaries or any of their respective Representatives, receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to a Difference Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to Difference or any Difference subsidiary including but not limited to information, access, or disclosure relating to the properties, facilities, books or records of Difference or any of the Difference subsidiaries, Difference will immediately notify Mogo, at first orally, and then promptly and in any event within 24 hours in writing, of such Difference Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions, the identity of all persons making the Difference Acquisition Proposal, inquiry, proposal, offer or request, and copies of all material or substantive documents, correspondence or other material received in respect of, from or on behalf of any such person. Difference will keep Mogo fully informed on a current basis of the status of developments, discussions and negotiations with respect to such Difference Acquisition Proposal, inquiry, proposal, offer or request, including any material changes, modifications or other amendments to any such Difference Acquisition Proposal, inquiry, proposal, offer or request.

Responding to a Difference Acquisition Proposal

If at any time, prior to obtaining the approval by Difference Shareholders of the Arrangement Resolution, Difference receives a bona fide written Difference Acquisition Proposal that was not solicited after the date of the Arrangement Agreement in contravention of the provisions above, Difference may engage in or participate in discussions or negotiations with such person regarding such Difference Acquisition Proposal, and may provide copies of, access to or disclosure of confidential information, properties, facilities, books or records of Difference or the Difference subsidiaries, if and only if:

(a)                                 the Difference Board (i) first determines in good faith, after consultation with its financial advisors and its outside counsel, that such Difference Acquisition Proposal is or may reasonably be expected to result in a Difference Superior Proposal, and (ii) has received written advice from its outside counsel that the failure to engage in such discussions or negotiations would be inconsistent with its fiduciary duties;

(b)                                 such person was not restricted from making such Difference Acquisition Proposal pursuant to an existing standstill, confidentiality, non-disclosure, business purpose, use or similar restriction or agreement and no waiver of any such provision was granted to the person;

(c)                                  Difference has been, and continues to be, in compliance with its obligations the non-solicit provisions of the Arrangement Agreement;

(d)                                 prior to providing any such copies, access, or disclosure, Difference enters into a confidentiality and standstill agreement with such person in substantially in the same form as the Confidentiality Agreement (in particular but without limitation such agreement may not include any provision calling for an exclusive right to negotiate with Difference; and

(e)                                  Difference promptly provides Mogo with:

(i)                                   two Business Days prior written notice stating Difference’s intention to participate in such discussions or negotiations and to provide such copies, access or disclosure, together with a copy of written advice from Difference’s outside counsel that the failure to engage in such discussions or negotiations would be inconsistent with the Difference Board’s fiduciary duties; and

(ii)                                prior to providing any such copies, access or disclosure, a true, complete and final unredacted executed copy of the confidentiality and standstill,

provided that, Difference will not, and will not allow its Representatives to, disclose any non-public information with respect to Difference or any of its Difference subsidiaries to such person if such non-public information has not been previously provided to, or is not concurrently provided to, Mogo.

Right to Match

If Difference receives a Difference Acquisition Proposal that constitutes a Difference Superior Proposal prior to the Mogo Shareholder Approval of the Arrangement Resolution by the Difference Shareholders, the Difference Board may, enter into a definitive agreement with respect to such Difference Acquisition Proposal, if and only if:

(i) the person making the Difference Superior Proposal was not restricted from making such Difference Superior Proposal pursuant to an existing standstill or similar restriction and no waiver of any such provision was granted to the person; (ii) Difference has been, and continues to be, in compliance with its non-solicitation covenants; (iii) Difference has delivered to Mogo a written notice of the determination of the Difference Board that such Difference Acquisition Proposal constitutes a Difference Superior Proposal and of the intention of the Difference Board to enter into such definitive agreement, together with a written notice from the Difference Board regarding the value and financial terms that the Difference Board, in consultation with its financial advisors, has determined should be ascribed to any non-cash consideration offered under such Difference Acquisition Proposal that the failure to enter into such definitive agreement would be inconsistent with the Difference Board’s fiduciary duties (the “Difference Superior Proposal Notice”); (iv) Difference has provided Mogo with a copy of the proposed definitive agreement for the Difference Superior Proposal and all supporting materials, including any financing documents supplied to Difference in connection therewith; (v) at least five business days (the “Mogo Matching Period”) have elapsed from the date on which Mogo receives Difference Superior Proposal Notice and the date on which Mogo received the Difference Superior Proposal and all supporting materials; (vi) during any Mogo Matching Period, Mogo has had the opportunity (but not the obligation) to offer to amend the Arrangement Agreement and the

Arrangement in order for such Difference Acquisition Proposal to cease to be Difference Superior Proposal; (vii) if Mogo has offered to amend the Arrangement Agreement and the Arrangement following the end of the Mogo Matching Period, the Difference Board has determined in good faith, after consultation with Difference’s outside legal counsel and financial advisers, that such Difference Acquisition Proposal continues to constitute a Difference Superior Proposal compared to the terms of the Arrangement as proposed to be amended by Mogo; (viii) the Difference Board has determined in good faith, after consultation with Difference’s outside legal counsel that it is necessary for the Difference Board to enter into a definitive agreement with respect to such Difference Superior Proposal in order to properly discharge its fiduciary duties; and (ix) prior to or concurrently with the entering into such definitive agreement Difference terminates the Arrangement Agreement and pays the Difference Termination Fee.

During the Mogo Matching Period as described above, or such longer period as Difference may approve in writing, the Difference Board shall review any offer made by Mogo to amend the terms of the Arrangement Agreement and the Arrangement in good faith in order to determine whether such proposal would, upon acceptance, result in the Difference Acquisition Proposal previously constituting a Difference Superior Proposal ceasing to be a Difference Superior Proposal; and (b) Difference shall negotiate in good faith with Mogo to make such amendments to the terms of the Arrangement Agreement and the Arrangement as would enable Mogo to proceed with the transactions contemplated by the Arrangement Agreement on such amended terms. If the Difference Board determines that such Difference Acquisition Proposal would cease to be a Difference Superior Proposal, Difference shall promptly so advise Mogo and Difference and Mogo shall amend the Arrangement Agreement to reflect such offer made by Mogo, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

Each successive modification of any proposed agreement shall constitute a new Difference Acquisition Proposal for the purposes of the requirement to initiate an additional five business day Mogo Matching Period.

Termination

The Arrangement Agreement may be terminated prior to the Effective Time by:

(a)                                 the mutual written agreement of the Parties; or

(b)                                 either Mogo or Difference if:

(i)                                   the Mogo Shareholder Approval is not obtained at the Mogo Meeting in accordance with the Interim Order;

(ii)                                the Difference Shareholder Approval is not obtained at the Difference Shareholder Meeting;

(iii)                            after the date of the Arrangement Agreement, any Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Arrangement illegal or otherwise permanently prohibits or enjoins Mogo or Difference from consummating the Arrangement, and such Law has, if applicable, become final and non-appealable, provided the Party seeking to terminate the Arrangement Agreement has used its commercially reasonable efforts to, as applicable, appeal or overturn such Law or otherwise have it lifted or rendered non-applicable in respect of the Arrangement; or

(iv)                            the Effective Time does not occur on or prior to the Outside Date, provided that a Party may not terminate the Arrangement Agreement if the failure of the Effective Time to so occur has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under the Arrangement Agreement;

(c)                                  Mogo if:

(i)                                   a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Difference under the Arrangement Agreement occurs that would, individually or when taken together with any other such breaches or failures, be reasonably expected to cause any representation, warranty or covenant of Difference not to be satisfied, and such breach or failure is incapable of being cured or is not cured on or prior to the Outside Date in accordance with applicable notice and cure provisions; provided that Mogo is not then in breach of the Arrangement Agreement so as to cause any representation, warranty or covenant of Mogo not to be satisfied; and further provided that, any intentional breach shall be deemed to be incurable;

(ii)                                prior to the Mogo Shareholder Approval of the Arrangement Resolution, the Mogo Board authorizes Mogo to enter into a written agreement (other than a confidentiality agreement permitted by and in accordance with acquisition proposal provisions) with respect to a Mogo Superior Proposal, provided Mogo is then in compliance with non-solicitation covenants and that prior to or concurrent with such termination Mogo pays the Mogo Termination Fee;

(iii)                            there shall have occurred a Difference Change in Recommendation;

(iv)                            Difference fails to perform, in any material respect, any covenant or agreement on the part of Difference related to non-solicitation; or

(v)                                any Material Adverse Effect occurs in respect of Difference or is disclosed to the public (if previously undisclosed to the public);

(d)                                 Difference if:

(i)                                   a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Mogo under the Arrangement Agreement occurs that would, individually or when taken together with any other such breaches or failures, be reasonably expected to cause any representation, warranty or covenant of Mogo not to be satisfied, and such breach or failure is incapable of being cured or is not cured on or prior to the Outside Date in accordance with applicable notice and cure provisions; provided that Difference is not then in breach of the Arrangement Agreement so as to cause any representation, warranty or covenant of Difference not to be satisfied; and further provided that, any intentional breach shall be deemed to be incurable;

(ii)                                prior to the approval by the Difference Shareholders of the Difference Shareholder Resolution, the Difference Board authorizes Difference to enter into a written agreement (other than a confidentiality agreement permitted by and in accordance with acquisition proposal provisions) with respect to a Difference Superior Proposal, provided Difference is then compliance with non-solicitation covenants and that prior to or concurrent with such termination Difference pays the Difference Termination Fee;

(iii)                            there shall have occurred a Mogo Change in Recommendation;

(iv)                            Mogo fails to perform, in any material respect, any covenant or agreement on the part of Mogo related to non-solicitation;

(v)                                any Material Adverse Effect occurs in respect of Difference or is disclosed to the public (if previously undisclosed to the public).

Termination Fee

Difference is entitled to receive the Mogo Termination Fee from Mogo, in consideration for the disposition of its right under the Arrangement Agreement, upon the occurrence of termination of the Arrangement Agreement:

(a)                                 by Difference if a Mogo Change in Recommendation occurs or Mogo breaches its covenants regarding non-solicitation;

(b)                                 by Mogo if the Mogo Board authorizes Mogo to enter into a Mogo Superior Proposal;

(c)                                  by Mogo or Difference if the Mogo Shareholder Approval for the Arrangement Resolution is not obtained at the Mogo Meeting or the Effective Time does not occur on or prior to the Outside Date and:

(i)                                   prior to such termination, a Mogo Acquisition Proposal is made or publicly announced by any Person other than Difference or any of its affiliates or any Person (other than Difference or any of its affiliates) shall have publicly announced an intention to do so; and

(ii)                                within 12 months following the date of such termination, (A) a Mogo Acquisition Proposal (whether or not such Mogo Acquisition Proposal is the same Mogo Acquisition Proposal referred to in clause (i) above) is consummated, or (B) Mogo or one or more of its subsidiaries directly or indirectly, in one or more transactions, enters into a contract in respect of a Mogo Acquisition Proposal (whether or not such Mogo Acquisition Proposal is the same Mogo Acquisition Proposal referred to in clause (i) above) and such Mogo Acquisition Proposal is later consummated (whether or not within 12 months after such termination). For purposes of the foregoing, the term “Mogo Acquisition Proposal” shall have the meaning assigned to such term in the Glossary of Terms, except that references to “20% or more” shall be deemed to be references to “50% or more”, either individually or in the aggregate; or

(d)                                 by Mogo or Difference if the Mogo Shareholder Approval is not obtained at the Mogo Meeting in accordance with the Interim Order if prior to the Mogo Meeting there has occurred a Mogo Change in Recommendation (except that if the reason that the Mogo Shareholder Approval has not been obtained is because of a breach by Mogo of the requirement in the Arrangement Agreement to hold the Meeting then Mogo shall not be permitted to terminate the Arrangement Agreement).

Mogo is entitled to receive the Difference Termination Fee from Difference, in consideration for the disposition of its rights under the Arrangement Agreement, upon the occurrence of termination of the Arrangement Agreement:

(a)                                 by Mogo if there shall have occurred a Difference Change in Recommendation or Difference breaches its covenants regarding non-solicitation;

(b)                                 by Difference if the Difference Board authorizes Difference to enter into a Difference Superior Proposal;

(c)                                  by Mogo or Difference if the Difference Shareholder Approval is not obtained at the Difference Meeting or the Effective Time does not occur on or prior to the Outside Date; and:

(i)                                   prior to such termination, a Difference Acquisition Proposal is made or publicly announced by any Person other than Mogo or any of its affiliates or any Person (other than Mogo or any of its affiliates) shall have publicly announced an intention to do so; and

(ii)                                within 12 months following the date of such termination, (A) a Difference Acquisition Proposal (whether or not such Difference Acquisition Proposal is the same Difference Acquisition Proposal referred to in clause (i) above) is consummated, or (B) Difference or one or more of its subsidiaries directly or indirectly, in one or more transactions, enters into a contract in respect of a Difference Acquisition Proposal (whether or not such Difference Acquisition Proposal is the same Difference Acquisition Proposal referred to in clause (i) above) and such Difference Acquisition Proposal is later consummated (whether or not within 12 months after such termination). For purposes of the foregoing, the term “Difference Acquisition Proposal” shall have the meaning assigned to such term in the Glossary of Terms, except that references to “20% or more” shall be deemed to be references to “50% or more”, either individually or in the aggregate; or

(d)                                 by Mogo or Difference if the Difference Shareholder Approval is not obtained at the Difference Meeting if prior to the Difference Meeting there has occurred a Difference Change in Recommendation (except if the reason that the Difference Shareholder Approval has not been obtained is because of a breach of Difference of the requirement in the Arrangement Agreement to hold the Difference Shareholder Meeting then Difference shall not be permitted to terminate the Arrangement Agreement).

Expense Reimbursement Fee

If the Arrangement Agreement is terminated by either Mogo or Difference due to the breach of any representation or warranty of the other party, the failure to perform any covenants or agreements on the part of the other party, or in the event that that the other party does not obtain the Difference Shareholder Approval or Mogo Shareholder Approval, respectively, then the party in breach of any representation or warranty, failing to perform any covenant, or that failed to obtain the Difference Shareholder Approval or Mogo Shareholder Approval as applicable, shall pay the other party the Expense Reimbursement Fee.

Arrangement Mechanics

The Arrangement is to be carried out pursuant to the Arrangement Agreement and the Plan of Arrangement.

Under the Arrangement, Mogo and Difference SubCo shall merge to form one corporate entity, with the same effect as if they had amalgamated under Section 269 of the BCBCA. Mogo Shareholders (other than Difference) will receive one Difference Share for each Mogo Share held immediately prior to the Arrangement. No fractional Difference Shares will be issued and the number of Difference Shares to be issued will be rounded down to the nearest whole number of Difference Shares. For full details see section below entitled “Particulars of Matters to be Acted Upon — The Arrangement — The Arrangement Agreement — Arrangement Mechanics — Procedure for Exchange of Mogo Shares”.

Letters of Transmittal

At the time of sending this Circular to each Mogo Shareholder, Mogo is also sending to each Registered Mogo Shareholder the Letter of Transmittal. In order to receive a share certificate or book-entry advice statements representing Difference Shares, a Registered Mogo Shareholder must properly complete and return the enclosed Letter of Transmittal, all documents required thereby in accordance with the instructions set out therein, and such additional documents and instruments as the Depositary may reasonably require. Registered Mogo Shareholders can request additional copies of the Letter of Transmittal by contacting the

Depositary. The Letter of Transmittal is also available under Mogo’s profile on SEDAR at www.sedar.com and with the SEC at www.sec.gov.

The Letter of Transmittal contains procedural information relating to the Arrangement and should be reviewed carefully.

Mogo and Difference reserve the right to waive or not to waive any and all errors or other deficiencies in any Letter of Transmittal or other document and any such waiver or non-waiver will be binding upon the affected Mogo Shareholder. The granting of a waiver to one or more Mogo Shareholders does not constitute a waiver for any other Mogo Shareholder. Mogo and Difference reserve the right to demand strict compliance with the terms of the Letter of Transmittal and the Arrangement. The method used to deliver the Letter of Transmittal and any accompanying certificate(s) or book-entry advice statements representing Mogo Shares is at the option and risk of the holder surrendering them, and delivery will be deemed effective only when such documents are actually received by the Depositary. Mogo recommends that the necessary documentation be hand delivered to the Depositary, and a receipt obtained therefor; otherwise the use of registered mail with return receipt requested, and with proper insurance obtained, is recommended.

The Letter of Transmittal is for use by Registered Mogo Shareholders only and is not to be used by Non-Registered Mogo Shareholders. Non-Registered Mogo Shareholders should contact their Intermediary for instructions and assistance in receiving the Consideration for their Mogo Shares. See “Particulars of Matters to be Acted Upon — The Arrangement — The Arrangement Agreement — Arrangement Mechanics — Procedure for Exchange of Mogo Shares” below. Mogo Shareholders must instruct their brokers or other Intermediaries promptly in order to receive the Consideration to which they are entitled under the Arrangement as soon as possible after the Effective Date.

If you have any questions relating to the Arrangement or the deposit of Mogo Shares, please contact the Depositary by telephone toll-free in North America at 1-800-564-6253 or outside of North America, collect at 514-982-7555, or by e-mail to corporateactions@computershare.com.

Procedure for Exchange of Mogo Shares

Registered Mogo Shareholders are requested to tender to the Depositary any share certificate(s) or book-entry advice statements representing their Mogo Shares, along with a duly completed Letter of Transmittal. The Letter of Transmittal is for use by Registered Mogo Shareholders only and is not to be used by Non-Registered Mogo Shareholders. Non-Registered Mogo Shareholders should contact their broker or other Intermediary for instructions and assistance in receiving the Consideration in respect of their Mogo Shares.

Prior to the Effective Date, Difference will deposit, or cause to be deposited, with the Depositary a treasury direction directing the Depositary to deliver sufficient certificate or book-entry advice statements representing the Difference Shares required to be issued to the Mogo Shareholders under the Arrangement (other than payments to Dissenting Shareholders) to be held by the Depositary as agent and nominee for such Mogo Shareholders.

As soon as practicable after the Effective Date, provided a Former Mogo Shareholder submitted to the Depositary, prior to the Effective Date, an effective Letter of Transmittal, together with the certificate or book-entry advice statements representing the Mogo Shares held by such Former Mogo Shareholder and such other documents as the Depositary may require, Difference shall cause the Depositary to:

(i)                                   forward or cause to be forwarded by first class mail (postage prepaid) to the holder at the address specified in the Letter of Transmittal; or

(ii)                                if requested by the holder in the Letter of Transmittal, make available at the offices of the Depositary specified in the Letter of Transmittal for pick-up by the holder; or

(iii)                            if the Letter of Transmittal neither specifies an address as described in (i) above nor contains a request as described in (ii) above, forward or cause to be forwarded by mail (postage prepaid) to the holder at the address of such holder as shown on the share register maintained by Mogo as at the Effective Time,

a share certificate or book-entry advice statements representing the Difference Shares issued to such Former Mogo Shareholder pursuant to the Arrangement, subject to any withholding obligation under applicable Law, and any certificate representing Mogo Shares so surrendered will be cancelled forthwith, all as determined in accordance with the provisions of the Plan of Arrangement.

A Registered Mogo Shareholder that did not submit an effective Letter of Transmittal before the Effective Date may take delivery of the share certificate or book-entry advice statements representing the Difference Shares to which the Registered Mogo Shareholder is entitled pursuant to the Arrangement by delivering the share certificate or book-entry advice statements representing Mogo Shares formerly held by such shareholder to the Depositary at the office indicated in the Letter of Transmittal at any time before the sixth (6th) anniversary of the Effective Date. On such date, the Difference Shares to which the former registered holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered to Difference together with all entitlements to dividends, distributions and interest thereon held for such former registered holder.

Such share certificate or book-entry advice statements must be accompanied by a duly completed Letter of Transmittal, together with such other documents as the Depositary may require. The share certificate representing the Difference Shares to which the Registered Mogo Shareholder is entitled pursuant to the Arrangement will be either (i) delivered to the address or addresses as the Registered Mogo Shareholder directed in their Letter of Transmittal, (ii) made available for pick-up at the offices of the Depositary in accordance with the instructions of the Registered Mogo Shareholder in the Letter of Transmittal, or (iii) if the Letter of Transmittal neither specifies an address nor contains instructions for pick-up, forwarded to the Registered Mogo Shareholder at the address of such holder as shown on the central securities register of Mogo.

A Registered Mogo Shareholder must deliver to the Depositary at the address listed in the Letter of Transmittal:

•                  the certificate or book-entry advice statements representing the shareholder’s Mogo Shares;

•                  the Letter of Transmittal, properly completed and duly executed as required by the instructions set out in the Letter of Transmittal; and

•                  any other relevant documents required by the instructions set out in the Letter of Transmittal.

Except as otherwise provided in the instructions set out in the Letter of Transmittal, the signature on the Letter of Transmittal must be guaranteed by an Eligible Institution (as defined in the Letter of Transmittal). If a Letter of Transmittal is executed by a person other than the registered holder of the share certificate deposited therewith or if the consideration issuable is to be delivered to a person other than the registered holder, the share certificate must be endorsed or be accompanied by an appropriate power of attorney duly and properly completed by the registered holder, signed exactly as the name of the registered holder appears on such share certificate, with the signature on the share certificate or power of attorney guaranteed by an Eligible Institution.

No fractional Difference Shares will be issued and the number of Difference Shares to be issued to each Former Mogo Shareholder will each be rounded down to the nearest whole number of Difference Shares.

Procedure for Exchange of Mogo Warrants

If you hold Mogo Warrants you need not take any action upon completion of the Arrangement to obtain Replacement Warrants, as every Mogo Warrant shall, after the Arrangement, evidence and be deemed to evidence the Replacement Warrant.

Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Mogo Shares shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, one or more certificates representing one or more Difference Shares (and any dividends or distributions with respect thereto) deliverable in accordance with such holder’s Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the person to whom certificates or book-entry advice statements representing Difference Shares are to be issued shall, as a condition precedent to the issuance thereof, give a bond satisfactory to Difference and its transfer agent and Depositary in such sum as Difference may direct or otherwise indemnify Difference, its transfer agent and the Depositary in a manner satisfactory to Difference, its transfer agent and the Depositary against any claim that may be made against Difference, its transfer agent and/or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

Termination of Rights after Six Years

Any certificate or book-entry advice statements which immediately prior to the Effective Time represented outstanding Mogo Shares and not deposited, with all other instruments required on or prior to the sixth anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature as a shareholder of Difference or as a former shareholder of Mogo. On such date, the Difference Shares to which the former registered holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered to Difference together with all entitlements to dividends, distributions and interest thereon held for such former registered holder. None of Difference, Difference SubCo, Mogo or the Depositary shall be liable to any person in respect of any Difference Shares (or dividends, distributions and interest in respect thereof) delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. ACCORDINGLY, FORMER MOGO SHAREHOLDERS WHO DEPOSITS WITH THE DEPOSITARY A COMPLETED AND DULY EXECUTED LETTER OF TRANSMITTAL AND CERTIFICATES (IF APPLICABLE) REPRESENTING THEIR MOGO SHARES AFTER THE SIXTH ANNIVERSARY OF THE EFFECTIVE DATE WILL NOT RECEIVE THE DIFFERENCE SHARES IN EXCHANGE THEREFOR AND WILL NOT OWN ANY INTEREST IN MOGO OR DIFFERENCE, AND WILL NOT BE PAID ANY DIFFERENCE SHARES OR OTHER COMPENSATION.

No Fractional Shares to be Issued

In no event shall any holder of Mogo Shares be entitled to a fractional Difference Share. Where the aggregate number of Difference Shares to be issued to a Former Mogo Shareholder as consideration under the Arrangement would result in a fraction of a Difference Share being issuable, the number of Difference Shares to be received by such Mogo Shareholder shall be rounded down to the nearest whole Difference Share without any payment or compensation in lieu of such fractional Difference Share.

Treatment of Dividends

No dividends or other distributions declared or made after the Effective Time with respect to Difference Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered certificate which immediately prior to the Effective Time represented outstanding Mogo Shares unless and until the holder of record of such certificate shall surrender such certificate. Subject to applicable law, at the time of such surrender of any such certificate, there shall be paid to the holder of record of the certificates formerly representing whole Mogo Shares, without interest, (A) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole Difference Share and (B) on the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole Difference Share.

Effects of the Arrangement on Mogo Shareholders’ Rights

The rights of Mogo Shareholders are currently governed by the BCBCA and by Mogo’s notice of articles and articles. Mogo Shareholders receiving Difference Shares under the Arrangement will become shareholders of Difference, which is governed by the CBCA and the articles and by-laws of Difference. At the Difference Meeting, Difference Shareholders will consider and, if thought advisable, pass a resolution to approve the discontinuance of Difference from the federal jurisdiction of Canada under the CBCA and into the province of British Columbia (the “Difference Continuance Resolution”).  If the Difference Continuance Resolution is approved, it is anticipated that immediately prior to or concurrently with the completion of the Arrangement, the Combined Entity will continue into the province of British Columbia under the BCBCA.  If the Difference Continuance Resolution is not approved, or, is approved but the Parties determine not to proceed with effecting the Continuance, the Combined Entity will continue to be governed by the CBCA.

Although the rights and privileges of shareholders under the CBCA are in many instances comparable to those under the BCBCA, there are several differences. See Appendix E — Comparison of Shareholder Rights under the BCBCA and CBCA for a comparison of certain of these rights. This summary is not intended to be exhaustive and Mogo Shareholders should consult their legal advisors regarding all of the implications of the effects of the Arrangement on such Mogo Shareholders’ rights.

Shareholdings Upon Completion of the Arrangement

Upon completion of the Arrangement and assuming there are 23,535,096 Mogo Shares and 5,725,821 Difference Shares issued and outstanding immediately prior to the Effective Date and a further 7,254,895 Mogo Shares and 536,000 Difference Shares reserved for issuance upon exercise of, outstanding convertible securities of each of Mogo and Difference, respectively (including all outstanding Mogo Options, Mogo RSUs, Mogo Warrants, Mogo Debentures and Difference Options), after the cancellation of the 2,549,163 Mogo Shares beneficially owned by Difference immediately prior to the Effective Date pursuant to the Arrangement, there will be approximately 26,711,754 Difference Shares outstanding and a further 7,790,895 Difference Shares reserved for issue upon exercise of convertible securities of each of Mogo and Difference.

The following table summarizes the distribution of Difference Shares following the completion of the Arrangement based upon the foregoing assumptions.

Shareholder	Number of Difference Shares	Percentage of Difference on a Pro Forma Basic Basis
Existing Mogo Shareholders	20,985,933	78.56%
Existing Difference Shareholders	5,725,821	21.44%

See “Particulars of Matters to be Acted Upon — The Arrangement — Treatment of Mogo Options, Mogo RSUs, Mogo Warrants and Mogo Debentures”

Steps of the Arrangement

The following description is qualified in its entirety by reference to the full text of the Plan of Arrangement which is attached as Appendix B to this Circular. Commencing at the Effective Time, the following will occur and will be deemed to occur in the following order without any further act or formality:

(a)                                 each Mogo Share held by a Dissenting Shareholder in respect of which the Mogo Shareholder has validly exercised his, her or its Dissent Rights shall be transferred and assigned by such Dissenting Shareholder to Mogo (free and clear of any liens, charges and encumbrances of any nature whatsoever). See “Dissent Rights”;

(b)                                 with respect to each Mogo Share transferred and assigned in accordance validly exercised Dissent Rights:

(i)                                    the registered holder thereof shall cease to be the registered holder of such Mogo Share and the name of such registered holder shall be removed from the register of Mogo Shareholders as of the Effective Time;

(ii)                                the registered holder thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such Mogo Share; and

(iii)                            such Mogo Shares will be cancelled by Mogo for no consideration;

(c)                                  Mogo and Difference SubCo shall merge to form Amalco with the same effect as if they had amalgamated under Section 269 of the Business Corporations Act, and:

(i)                                    each Mogo Share (other than Mogo Shares held by Difference) shall be cancelled and the holder thereof shall be issued the Consideration in respect thereof;

(ii)                                each Mogo Share held by Difference and each Difference SubCo Share shall be cancelled and the holder thereof shall be issued one common share in the capital of Amalco in respect thereof;

(iii)                            as consideration for the issuance by Difference of the Consideration, Amalco shall issue to Difference one common share in the capital of Amalco for each Difference Share issued; and

(iv)                             each outstanding Mogo Warrant shall be and shall be deemed to be exchanged for a warrant (each, a “Replacement Warrant”) to purchase from Difference the number of Difference Shares equal to the number of Mogo Shares subject to such Mogo Warrant immediately prior to the Effective Time. All other terms and conditions of a Replacement Warrant, including the term to expiry, conditions to and manner of exercise, will be the same as the Mogo Warrant for which it was exchanged;

(d)                                 without limiting the generality of subsection (c), Mogo and Difference SubCo shall continue as one company and, from and after the Effective Date:

(i)                                    Amalco will own and hold the property of Mogo and Difference SubCo and, without limiting the provisions hereof, all rights of creditors or others will be unimpaired by such amalgamation, and all liabilities and obligations of Mogo and Difference SubCo, whether arising by contract or otherwise, may be enforced against Amalco to the same extent as if such obligations had been incurred or contracted by it;

(ii)                                Amalco will continue to be liable for all of the liabilities and obligations of Mogo and Difference SubCo;

(iii)                            other than the Mogo Warrants exchanged for Replacement Warrants under Section 2.4(c) of the Plan of Arrangement, all rights, contracts, permits and interests of Mogo and Difference SubCo will continue as rights, contracts, permits and interests of Amalco as if Mogo and Difference SubCo continued and, for greater certainty, the amalgamation will not constitute a transfer or assignment of the rights or obligations of either of Mogo or Difference SubCo under any such rights, contracts, permits and interests;

(iv)                             any existing cause of action, claim or liability to prosecution will be unaffected;

(v)                                a civil, criminal or administrative action or proceeding pending by or against either Mogo or Difference SubCo may be continued by or against Amalco;

(vi)                             a conviction against, or ruling, order or judgment in favour of or against either Mogo or Difference SubCo may be enforced by or against Amalco;

(vii)                         the name of Amalco shall be “Mogo Finance Technology Inc.”;

(viii)                      Amalco shall be authorised to issue an unlimited number of common shares without par value;

(ix)                             the first directors of Amalco following the amalgamation shall be the same as the directors of Difference at the Effective Time;

(x)                                the articles and notice of articles of Amalco shall otherwise be substantially in the form of the articles and notice of articles of Mogo;

(xi)                            the stated capital of the common shares of Amalco will be an amount equal to the total of: (A) the aggregate paid-up capital (as such term is defined in the ITA) of the Mogo Shares (excluding any paid-up capital attributable to the Mogo Shares held by Dissenting Shareholders), and (B) the aggregate paid-up capital (as such term is defined in the ITA) of the Difference SubCo Shares, in each case as of the time; and

(xii)                         there shall be added to the stated capital of the Difference Shares an amount equal to the paid-up capital (as such term is defined in the ITA) of the Mogo Shares (excluding any paid-up capital attributable to the Mogo Shares held by either Difference or Dissenting Shareholders); and

(e)                                  the exchanges and cancellations provided for in Plan of Arrangement will be deemed to occur on the Effective Date, notwithstanding certain procedures related thereto may not be completed until after the Effective Date.

Any transfer of securities pursuant to the Arrangement will be free and clear of all liens. Each of Difference and the Depositary shall be entitled to deduct and withhold from (A) any Difference Shares or other consideration otherwise issuable or payable pursuant to this Plan of Arrangement to any holder of Mogo Shares, or (B) any dividend or consideration otherwise payable to any holder of Mogo Shares or Difference Shares such amounts as Difference or the Depositary, respectively, is required to deduct and withhold with respect to such issuance or payment, as the case may be, under the ITA, the U.S. Tax Code or any provision of provincial, state, local or foreign tax law, in each case as amended.

For a diagram of the corporate structure of Difference upon completion of the Arrangement, see heading entitled “Inter-corporate Structure of Combined Entity Post-Arrangement” in Appendix H to this Circular.

Pre-Arrangement Matters

Subscription for Difference Preferred Shares

Immediately prior to Effective Time, Difference will issue to Mogo for nominal consideration the Difference Preferred Shares pursuant to the Preferred Share Subscription Agreement, which Difference Preferred Shares will carry voting rights which, in the aggregate, represent more than fifty percent (50%) of the voting rights of all outstanding securities of Difference as at the Effective Time. Immediately after the Arrangement,

Difference will redeem all of the Difference Preferred Shares in accordance with the redemption terms thereof.

Expenses of the Arrangement

Excepts as otherwise provided in the Arrangement Agreement, all out-of-pocket third-party transaction expenses incurred in connection with the Arrangement Agreement and the Plan of Arrangement, including all costs, expenses and fees of Mogo incurred prior to or after the Effective Date in connection with, or incidental to, the Plan of Arrangement, will be paid by the Party incurring such expenses, whether or not the Arrangement is consummated.

Regulatory Law Matters and Securities Law Matters

Other than the Final Order, and the approvals of the TSX, Mogo is not aware of any material approval, consent or other action by any Governmental Entity that would be required to be obtained in order to complete the Arrangement. If any such approval or consent is determined to be required, such approval or consent will be sought, although any such additional requirements could delay the Effective Date or prevent the completion of the Arrangement. While there can be no assurance that any regulatory consents or approvals that are determined to be required will be obtained, Mogo currently anticipates that any such consents and approvals that are determined to be required will have been obtained or otherwise resolved by the Effective Date, which, subject to receipt of the approval of Mogo Shareholders at the Meeting, receipt of the Final Order and the satisfaction or waiver of all other conditions specified in the Arrangement Agreement, is expected to be on or about June 19, 2019.

Canadian Securities Law Matters

Distribution and Resale of Difference Shares under Canadian Securities Laws

The distribution of the Difference Shares pursuant to the Arrangement will constitute a distribution of securities which is exempt from the prospectus requirements of Canadian securities legislation and is exempt from or otherwise is not subject to the registration requirements under applicable securities legislation. The Difference Shares received pursuant to the Arrangement will not be legended and may be resold through registered dealers in each of the provinces of Canada provided that (i) the trade is not a “control distribution” as defined in NI 45-102, (ii) no unusual effort is made to prepare the market or to create a demand for the Difference Shares, (iii) no extraordinary commission or consideration is paid to a person or company in respect of such sale, and (iv) if the selling securityholder is an insider or officer of Difference, the selling securityholder has no reasonable grounds to believe that Difference is in default of applicable Canadian Securities Laws.

Each Mogo Shareholder is urged to consult his or her professional advisors to determine the Canadian conditions and restrictions applicable to trades in Difference Shares.

MI 61-101

In order to become effective, the Arrangement Resolution will require: (i) the affirmative vote of at least two-thirds of the votes cast by Mogo Shareholders present in person or represented by proxy at the Meeting; and (ii) the affirmative vote of at least a simple majority of the votes cast by the Mogo Shareholders voting together as a single class, who vote in person or by proxy at the Meeting, after excluding the votes cast by such Mogo Shareholders who are required to be excluded pursuant to MI 61-101.

Mogo is a reporting issuer in Ontario and other provinces and territories of Canada and is subject to MI 61-101. MI 61-101 is intended to regulate certain transactions to ensure equality of treatment among securityholders, generally requiring enhanced disclosure, approval by a majority of securityholders excluding interested or related parties, independent valuations and, in certain instances, approval and oversight of the transaction by a special committee of independent directors. The protections of MI 61-101 generally apply to “business combinations” that terminate the interests of securityholders without their consent.

If the Arrangement constitutes a “business combination”, MI 61-101 requires that the Arrangement Resolution be approved by a majority of the minority of Mogo Shareholders. In determining minority approval for a business combination, Mogo is required to exclude the votes attached to Mogo Shares that, to the knowledge of Mogo, and its directors and officers after reasonable inquiry, are beneficially owned or over which control or direction is exercised by all “interested parties” and their “related parties” and “joint actors” all as defined in MI 61-101. This approval is in addition to the requirement that the Arrangement Resolution be approved by not less than two-thirds of the votes cast by the Mogo Shareholders present in person or represented by proxy at the Meeting and entitled to vote.

MI 61-101 also provides that, in certain circumstances, where a “related party” (as defined in MI 61-101) of an issuer is entitled to receive a “collateral benefit” (as defined in MI 61-101) in connection with an arrangement transaction (such as the Arrangement), such transaction may be considered a “business combination” for the purposes of MI 61-101 and subject to minority approval requirements.

A “collateral benefit”, as defined in MI 61-101, includes any benefit that a related party of Mogo (which includes the directors and executive officers of Mogo) is entitled to receive, directly or indirectly, as a consequence of the Arrangement, including, without limitation, an increase in salary, a lump sum payment, a payment for surrendering securities or other enhancement in benefits related to past or future services as an employee, director or consultant of Mogo. However, such a benefit will not constitute a “collateral benefit” provided that certain conditions are satisfied.

The Arrangement constitutes a “business combination” under MI 61-101 because: (i) it may involve the termination of certain Mogo Shareholders’ interest in Mogo without consent; and (ii) Difference, a “related party” of Mogo would, as a consequence of the Arrangement, indirectly acquire Mogo. As such, the Arrangement is subject to minority approval requirements.

Additionally, the Arrangement may be considered a “business combination” because certain Mogo Shareholders may receive a “collateral benefit” in connection with the Arrangement. Michael Wekerle, a significant Mogo Shareholder and Difference Capital Financial Inc., a significant Mogo Shareholder controlled by Michael Wekerle, all beneficially own or exercise control or direction over more than 1% of the Mogo Shares (on a partially diluted basis as calculated according to MI 61-101) and accordingly, the entitlements set out under “Interest of Certain Persons or Companies in Matters to be Acted Upon” constitute “collateral benefits” for the purposes of MI 61-101. As of May 13, 2019, Michael Wekerle and Difference Capital Financial Inc. held, directly or indirectly, as a group, 5,200,035 Mogo Shares representing 22.09% of the Mogo Shares on a non-diluted basis, broken down as follows:

Name	Mogo Shares	Mogo Options	Mogo RSUs	Mogo Warrants	Mogo Debentures
Michael Wekerle Shareholder	2,650,872 11.26%	Nil	Nil	Nil	Nil
Difference Capital Financial Inc.	2,549,163 10.83%	Nil	Nil	Nil	Nil

Therefore, for the purposes of determining minority approval in accordance with MI 61-101, the 5,200,035 Mogo Shares held by Michael Wekerle and Difference Capital Financial Inc. will be excluded.

MI 61-101 provides for an exemption from the formal valuation requirement where the consideration per security under the business combination is at least equal in value to and is in the same form as the highest consideration agreed to, through arm’s length negotiations, with one or more selling security holders of a control block of securities or a selling security holder of a sizeable block of securities and such security holder had full knowledge of and access to information concerning the issuer and its securities.

Certain key Mogo Shareholders who, in the aggregate, beneficially own or exercise control or direction over 21.8% of the outstanding Mogo Shares, and one Mogo Shareholder who beneficially owns or exercises control or direction over 10% of the outstanding Mogo Shares, advised the Mogo Special Committee that they were prepared to support the terms of the Arrangement with Difference and have entered into Mogo Voting Support Agreements. Mogo has considered the Mogo Voting Support Agreements and the other relevant factors to conclude that all of the conditions set out in Subsection 4.4(b) of MI 61-101 are satisfied such that a formal valuation pursuant to Section 4.3 of MI 61-101 is not required.

See “Interest of Certain Persons or Companies in Matters to be Acted Upon” for detailed information regarding the benefits and other payments to be received by each of the directors and NEO (as defined below) in connection with the Arrangement.

United States Securities Law Matters

The following discussion is a general overview of certain requirements of U.S. federal Securities Laws applicable to U.S. Mogo Shareholders in connection with the Arrangement. All U.S. Mogo Shareholders are urged to consult with their own legal advisors to ensure that the resale of any securities issued to them under the Arrangement complies with applicable U.S. Securities Laws. Further information applicable to U.S. Mogo Shareholders is disclosed under the heading “Note to United States Securityholders” in this Circular.

The following discussion does not address the Canadian Securities Laws that will apply to the issue of Difference Securities issued into the United States or the resale of the Difference Securities in Canada by U.S. Mogo Shareholders. U.S. Mogo Shareholders reselling their Difference Securities in Canada must comply with Canadian Securities Laws, as outlined elsewhere in this Circular.

Status under U.S. Securities Laws

Each of Difference and Mogo is currently a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act.

Exemption from the Registration Requirements of the U.S. Securities Act

The Difference Securities to be issued by Difference pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act or any applicable Securities Laws of any state of the United States, and will be issued in reliance upon the exemption from registration provided by the Section 3(a)(10) of the U.S. Securities Act and exemptions from registration under any applicable Securities Laws of any state of the United States. Section 3(a)(l0) of the U.S. Securities Act exempts from registration the distribution of securities which are issued in exchange for outstanding securities where the terms and conditions of such issue and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange have the right to appear, by a court or governmental authority expressly authorized by law to grant such approval. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. The Court issued the Interim Order on May 13, 2019 and, subject to the approval of the Arrangement by the Mogo Shareholders, a hearing in respect of the Final Order for the Arrangement will be held on June 19, 2019 at 9:45 a.m. (Vancouver time), or as soon thereafter as counsel may be heard, before the Court at 800 Smithe Street, Vancouver, British Columbia, or at any other date and time as the Court may direct. All persons to whom Difference Securities will be issued pursuant to the Arrangement are entitled to appear and be heard at this hearing. Accordingly, the Final Order, if granted, will constitute a basis for the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) therein with respect to the Difference Securities issued in connection with the Arrangement.

Resales of Difference Shares Issued to Mogo Shareholders at the Effective Time

The ability of a Mogo Shareholder in the United States to resell the Difference Shares issued to it on the Effective Date of the Arrangement will depend on whether it is an “affiliate” of Difference after the Effective

Date or was an “affiliate” of Mogo or Difference within ninety days prior to the Effective Date or the resale transaction. As defined in Rule 144 under the U.S. Securities Act, an “affiliate” of an issuer is a person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer whether through the ownership of voting securities, by contract or otherwise. Typically, persons who are executive officers, directors or 10% or greater shareholders of an issuer are considered to be its “affiliates”.

The resale rules applicable to Mogo Shareholders in the United States are summarized below. Mogo Shareholders in the United States are urged to consult with their own legal counsel to ensure that the resale of Difference Shares issued to them pursuant to the Arrangement complies with all applicable securities legislation.

Persons or entities who are not affiliates of Mogo or Difference after the Effective Date, or within ninety days prior to the Effective Date or the resale transaction, may resell in the United States. Difference Shares issued to them in accordance with the Arrangement without restriction under the U.S. Securities Act.

Persons or entities who are affiliates of Mogo or Difference after the Effective Date, or within ninety days prior to the Effective Date or the resale transaction, will be subject to restrictions on resale imposed by the U.S. Securities Act with respect to Difference Shares in the United States issued at the Effective Time. These affiliates may not resell their Difference Shares unless such Difference Shares are registered under the U.S. Securities Act or an exemption from such registration requirements is available. Affiliates may resell their Difference Shares in the United States in accordance with the provisions of Rule 144 under the U.S. Securities Act, including the availability of current public information regarding Difference and compliance with the applicable holding period, the volume and manner of sale limitations, and notice filing requirements of Rule 144 under the U.S. Securities Act. Affiliates of Difference in the United States who are affiliates solely by virtue of their status as an officer or director of Difference may be able to resell their Difference Shares outside the United States pursuant to Regulation S.

Risks Associated with the Arrangement

In evaluating the Arrangement, Mogo Shareholders should carefully consider the following risk factors relating to the Arrangement. The following risk factors are not a definitive list of all risk factors associated with the Arrangement. Additional risks and uncertainties, including those currently unknown or considered immaterial by Mogo, may also adversely affect the Mogo Securities, the Difference Securities and/or the businesses of Mogo and Difference following the Arrangement. In addition to the risk factors relating to the Arrangement set out below, Mogo Shareholders should also carefully consider the risk factors associated with the business of Mogo and Difference included in this Circular and in the documents incorporated by reference herein. If any of the risk factors materialize, the predictions based on them may need to be re-evaluated.

The risks associated with the Arrangement include, without limitation:

Mogo could fail to complete the Arrangement or the Arrangement may be completed on different terms

There can be no assurance that the Arrangement will be completed, or if completed, that it will be completed on the same or similar terms to those set out in the Arrangement Agreement. The completion of the Arrangement is subject to the satisfaction of a number of conditions which include, among others, (i) obtaining necessary approvals and (ii) performance by Mogo and Difference of their respective obligations and covenants in the Arrangement Agreement. If these conditions are not met or the Arrangement is not completed for any other reason, Mogo Shareholders will not receive the Difference Shares.

In addition, if the Arrangement is not completed the ongoing business of Mogo may be adversely affected as a result of the costs (including opportunity costs) incurred in respect of pursuing the Arrangement, and Mogo could experience negative reactions from the financial markets, which could cause a decrease in the market price of Mogo’s securities, particularly if the market price reflects market assumptions that the

Arrangement will be completed or completed on certain terms. Mogo may also experience negative reactions from its customers and employees and there could be negative impact on Mogo’s ability to attract future acquisition opportunities. Failure to complete the Arrangement or a change in the terms of the Arrangement could each have a material adverse effect on Mogo’s business, financial condition and results of operations.

The Arrangement Agreement may be terminated at the discretion of the Mogo Board

The Mogo Board has a right to terminate the Arrangement Agreement and Arrangement at the absolute discretion of the Mogo Board. Accordingly, there is no certainty, nor can Mogo provide any assurance, that the Arrangement Agreement will not be terminated by Mogo before the completion of the Arrangement.

The Mogo Termination Fee, if triggered, and the terms of the Mogo Voting Support Agreements may discourage other parties from attempting to acquire Mogo

Under the Arrangement Agreement, Mogo is required to pay a termination fee of $3,000,000 in the event the Arrangement Agreement is terminated in certain circumstances. The Mogo Termination Fee may discourage other parties from attempting to acquire the Mogo Shares, even if those parties would otherwise be willing to offer greater value than that offered under the Arrangement.

Furthermore, as noted above, certain Mogo Shareholders have entered into Mogo Voting Support Agreements which irrevocably commit them to, among other things, vote their Mogo Shares in favour of the Arrangement and not in favour of any Mogo Acquisition Proposal or Mogo Superior Proposal. As a result, if the Arrangement Agreement is terminated, including by Mogo to enter into a Mogo Superior Proposal, such Mogo Shareholders, absent a termination of the applicable Mogo Voting Support Agreement, may be required to (i) vote against a Mogo Superior Proposal requiring shareholder approval which will make it significantly more difficult for Mogo to obtain shareholder approval of any such alternative transaction or (ii) sell their Mogo Shares to Difference pursuant a takeover bid to be made directly or indirectly by Difference which could result in Difference owning all of the Mogo Shares subject to such Mogo Voting Support Agreements and any other Mogo Shares tendered to such bid. As a result, the Mogo Voting Support Agreements may discourage other parties from attempting to acquire the Mogo Shares, even if those parties would otherwise be willing to offer greater value than that offered under the Arrangement.

Mogo and Difference may not realize the benefits currently anticipated due to challenges associated with integrating the operations, technologies and personnel of Mogo and Difference

The anticipated success of Difference with respect to the acquisition of Mogo will depend in large part on the success of management of the Combined Entity in integrating the operations, technologies and personnel of Mogo with those of Difference after the Effective Date. The failure of the Combined Entity to achieve such integration could result in the failure of the Combined Entity to realize the anticipated benefits of the Arrangement and could impair the results of operations, profitability and financial results of the Combined Entity.

The overall integration of the operations, technologies and personnel of Mogo into Difference may also result in unanticipated operational problems, expenses, liabilities and diversion of management’s time and attention.

Mogo will incur substantial transaction-related costs in connection with the Arrangement

Mogo expects to incur a number of non-recurring transaction-related costs associated with completing the Arrangement which will be incurred whether or not the Arrangement is completed. Such costs may offset any expected cost savings and other synergies from the Arrangement.

While the Arrangement is pending, Mogo is restricted from taking certain actions

The Arrangement Agreement restricts Mogo from taking specified actions until the Arrangement is completed without the consent of Difference which may adversely affect the ability of Mogo to execute certain business strategies. These restrictions may prevent Mogo from pursuing attractive business opportunities that may arise prior to the completion of the Arrangement.

The pending Arrangement may divert the attention of Mogo’s management

The pending Arrangement could cause the attention of Mogo’s management to be diverted from the day-to-day operations. These disruptions could be exacerbated by a delay in the completion of the Arrangement and could have an adverse effect on the business, operating results or prospects of Mogo regardless of whether the Arrangement is ultimately completed.

The market price for the Mogo Shares may decline.

If the Arrangement is not approved by the Mogo Shareholders, the market price of the Mogo Shares may decline to the extent that the current market price of the Mogo Shares reflects a market assumption that the Arrangement will be completed.

The issue of Difference Shares under the Arrangement and their subsequent sale may cause the market price of Difference Shares to decline from current or anticipated levels

Pursuant to the Arrangement, Mogo Shareholders (other than Difference) will receive one Difference Shares in exchange for each Mogo Share held immediately prior to the Arrangement. The market value of the Difference Shares at the Effective Time may vary significantly from the market value of the Difference Shares immediately prior to the announcement of the Arrangement and at the date of this Circular. If the market value of Difference Shares declines, the value of the Consideration received by Mogo Shareholders will decline as well. Variations may occur as a result of changes in, or market perceptions of changes in, the business, operations or prospects of Difference and Mogo, regulatory considerations, general market and economic conditions, changes in gold prices and other factors over which neither Mogo nor Difference has control.

Mogo directors and executive officers may have interests in the Arrangement that are different from those of the Mogo Shareholders.

In considering the recommendation of the Mogo Board to vote in favour of the Arrangement Resolution, Mogo Shareholders should be aware that certain members of the Mogo Board and management team have agreements or arrangements that provide them with interests in the Arrangement that differ from, or are in addition to, those of Mogo Shareholders generally. See “Interest of Certain Persons or Companies in Matters to be Acted Upon”.

Listing of the Combined Entity shares on the TSX and NASDAQ

Although the TSX conditionally approved the listing of the Difference Shares to be issued under the Arrangement and the Replacement Debentures on May 17, 2019 and it is anticipated that Mogo will file the requisite documents with the US SEC indicating that Difference is to be treated as the successor in interest to Mogo and assumes Mogo’s listing with the NASDAQ, there is no assurance when, or if, the Difference Shares and Replacement Debentures will be listed on the TSX, Nasdaq or on any other stock exchange. Until the Difference Shares to be issued under the Arrangement and Replacement Debentures are listed on a stock exchange, Mogo Shareholders may not be able to sell the Difference Shares they receive pursuant to the Arrangement.

Certain Canadian Federal Income Tax Considerations

In the opinion of Stikeman Elliott LLP, Canadian counsel to Mogo, the following summary describes, as of the date of this Circular, the principal Canadian federal income tax considerations generally applicable under the ITA in respect of the Arrangement to a beneficial owner of Mogo Shares or Mogo Warrants who, at all relevant times, for purposes of the ITA: (i) deals at arm’s length with Mogo, Difference, Difference SubCo and Amalco (a “Holder”).  This summary does not address the tax considerations applicable to holders of Mogo Options, Mogo RSUs, Mogo Debentures or Mogo Non-Convertible Debentures.  Such holders should consult their own tax advisors.

This summary is based upon the provisions of the ITA and the regulations thereunder (the “Regulations”), in force as of the date hereof, all specific proposals to amend the ITA or the Regulations that have been publicly announced prior to the date hereof (the “Proposed Amendments”), and counsel’s understanding of the current published administrative practices of the Canada Revenue Agency (the “CRA”). This summary assumes that the Proposed Amendments will be enacted in the form proposed; however, no assurance can be given that the Proposed Amendments will be enacted in the form proposed, if at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account any changes in the law, whether by legislative, governmental or judicial action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ from those discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, tax advice to any particular Holder, and no representations with respect to the income tax consequences to any Holder are made. Consequently, Holders should consult their own tax advisors for advice with respect to the tax consequences to them of the Arrangement, having regard to their particular circumstances.  This summary does not address any tax considerations applicable to persons other than Holders and such persons should consult their own tax advisors regarding the consequences to them of the Arrangement in their particular circumstances.

Residents of Canada

The following portion of the summary is generally applicable to a Holder who, at all relevant times for the purposes of the ITA: (a) is, or is deemed to be, resident in Canada, (b) holds Mogo Shares and Mogo Warrants (as applicable) and will hold the Difference Shares and the Replacement Warrants (as applicable) received under the Arrangement as capital property, and (c) is not affiliated with Mogo, Difference, Difference SubCo or Amalco (a “Resident Holder”). Mogo Shares, Mogo Warrants, Difference Shares and Replacement Warrants will generally be considered to be capital property to a Resident Holder, unless the securities are held in the course of carrying on a business or as part of an adventure or concern in the nature of trade.  Certain Resident Holders whose Mogo Shares do not otherwise qualify as capital property may, in certain circumstances, make an irrevocable election in accordance with subsection 39(4) of the ITA to have their Mogo Shares, Difference Shares to be acquired under the Arrangement and every other “Canadian security” (as defined in the ITA) owned by such holder in the taxation year of the election and in all subsequent taxation years be deemed to be capital property. The election under subsection 39(4) of the ITA is not available in respect of Mogo Warrants or Replacement Warrants.  Resident Holders are advised to consult their own tax advisors to determine whether such an election is available and desirable in their particular circumstances.

This summary is not applicable to a Resident Holder: (i) that is a “financial institution” for the purposes of the “mark-to-market” rules contained in the ITA; (ii) that is a “specified financial institution”; (iii) an interest in which is a “tax shelter investment”; (iv) that has elected to report its “Canadian tax results” in a currency other than Canadian currency; or (v) that has entered or will enter into a “derivative forward agreement” in respect of Mogo Shares, Mogo Warrants, Difference Shares or Replacement Warrants.  Any such Resident Holder should consult its own tax advisor with respect to the Arrangement.

Amalgamation of Mogo and Difference Subco

On the amalgamation of Mogo and Difference SubCo under the Arrangement, each Mogo Share (other than those shares held by Difference) will be exchanged for one Difference Share and each Mogo Warrant will be exchanged for one Mogo Warrant.  A Resident Holder will not realize any capital gain (or capital loss) as a result of the exchange of their Mogo Shares (for Difference Shares) or Mogo Warrants (for Replacement Warrants) on the amalgamation.  The Resident Holder will be deemed to have disposed of each Mogo Share and each Mogo Warrant for proceeds of disposition equal to the adjusted cost base of such security immediately before the amalgamation, and to have acquired the Difference Share or Replacement Warrant (as applicable) at a cost equal to such deemed proceeds of disposition.

The Resident Holder’s adjusted cost base of the Difference Share so acquired will be determined by averaging the cost of such shares with the adjusted cost base (determined immediately before the acquisition) to the Resident Holder of all other Difference Shares held by the Resident Holder as capital property at that time.

Exercise or Expiry of Replacement Warrants

A Resident Holder will not realize a capital gain or capital loss on the exercise of a Replacement Warrant to acquire a Difference Share.  When a Replacement Warrant is exercised, the Resident Holder’s cost of the Difference Share acquired thereby will be equal to the aggregate of the adjusted cost base of such Replacement Warrant and the exercise price paid for the Difference Share. The Resident Holder’s adjusted cost base of the Difference Share so acquired will be determined by averaging the cost of the share with the other Difference Shares held by the Resident Holder in the manner described above under “Particulars of Matters to be Acted Upon — The Arrangement — Certain Canadian Federal Income Tax Considerations — Residents of Canada — Amalgamation of Mogo and Difference Subco”.  The expiry of an unexercised Replacement Warrant will generally result in a capital loss to the Resident Holder.

Dividends on Difference Shares

Dividends received or deemed to be received on Difference Shares by a Resident Holder who is an individual (other than certain trusts) will be included in computing the individual’s income for tax purposes and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from “taxable Canadian corporations” (as defined in the ITA), including the enhanced gross-up and dividend tax credit in respect of dividends that are designated as “eligible dividends” in accordance with the rules in the ITA. There may be limitations on Difference’s ability to designate dividends as “eligible dividends”.

A Resident Holder that is a corporation will include dividends received or deemed to be received on Difference Shares in computing its income for tax purposes and generally will be entitled to deduct the amount of such dividends in computing its taxable income, with the result that no tax will be payable by it in respect of such dividends.  A “private corporation” or a “subject corporation” (each as defined in the Canadian Tax Act) may be liable under Part IV of the ITA to pay a refundable tax of on any dividend that it receives or is deemed to have received, to the extent that the dividend is deductible in computing the corporation’s taxable income.  In certain circumstances, subsection 55(2) of the ITA will treat a taxable dividend received or deemed to be received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain.  Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

Disposition of Difference Shares and Replacement Warrants

A disposition or deemed disposition of a Difference Share or Replacement Warrant by a Resident Holder will generally result in the Resident Holder realizing a capital gain (or capital loss) equal to the amount by which the proceeds of disposition of the Difference Share or Replacement Warrant, net of any reasonable costs of disposition, are greater (or less) than the Resident Holder’s adjusted cost base of the Difference Share or Replacement Warrant (as applicable).  Such capital gain (or capital loss) will be subject to the tax treatment described below under “Particulars of Matters to be Acted Upon — The Arrangement — Certain

Canadian Federal Income Tax Considerations — Residents of Canada — Taxation of Capital Gains and Capital Losses”.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a Difference Share may be reduced by the amount of certain dividends received or deemed to have been received on such Difference Share (or on a share for which such Difference Share has been substituted) to the extent and under the circumstances described in the ITA.  Analogous rules apply to a partnership or trust of which a corporation, trust or partnership is a member or beneficiary.  Resident Holders should consult their own tax advisors for specific advice regarding the application of the relevant “stop-loss” provisions in the ITA.

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder in a taxation year must be included in computing the Resident Holder’s income for the year, and one-half of any capital loss (an “allowable capital loss”) realized by a Resident Holder in a taxation year must be deducted from taxable capital gains realized by the Resident Holder in that year.  Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the ITA.

Additional Refundable Tax on Canadian-Controlled Private Corporations

A Resident Holder that is a “Canadian-controlled private corporation” as defined in the ITA may be required to pay an additional refundable tax on certain investment income, including certain amounts in respect of net taxable capital gains and dividends not deductible in computing taxable income.

Alternative Minimum Tax on Resident Holders who are Individuals

A capital gain realized, or a dividend received, by a Resident Holder who is an individual (including certain trusts) may give rise to liability for alternative minimum tax under the ITA.

Dissenting Resident Holders

A Resident Holder who as a result of exercising Dissent Rights (a “Dissenting Resident Holder”), disposes of Mogo Shares to Mogo in consideration for a cash payment from Mogo will generally be considered to have received proceeds of disposition equal to the cash payment received (excluding interest, if any, awarded by a Court to the Dissenting Resident Holder).  Such Dissenting Resident Holders will realize a capital gain (or capital loss) to the extent that such proceeds of disposition exceed (or are less than) the aggregate of the adjusted cost base of such Mogo Shares and any reasonable costs of disposition.  Such capital gain (or capital loss) will be subject to the tax treatment described above under “Particulars of Matters to be Acted Upon — The Arrangement — Certain Canadian Federal Income Tax Considerations — Residents of Canada — Taxation of Capital Gains and Capital Losses”.

Interest (if any) awarded by a court to a Dissenting Resident Holder will be included in the Dissenting Resident Holder’s income for the purposes of the ITA.

Dissenting Resident Holders should consult their own tax advisors.

Eligibility for Investment

Subject to the provisions of any particular plan, the Difference Shares would be, if issued on the date hereof, qualified investments under the ITA and the Regulations for a trust governed by a registered retirement savings plan (“RRSP”), registered retirement income fund (“RRIF”), tax-free savings account (“TFSA”), registered education savings plan (“RESP”), deferred profit sharing plan or registered disability savings plan (“RDSP”), provided that the Difference Shares are listed on a “designated stock exchange” (which currently includes the TSX).

Provided that Difference Shares are qualified investments for a trust governed by an RRSP, RRIF, TFSA, RESP, deferred profit sharing plan or RDSP at a particular time, Replacement Warrants will be qualified investments at that time provided that at that time Difference is not an annuitant, beneficiary, employer or subscriber under, nor a holder of, such trust and deals at arm’s length with each such person for purposes of the ITA.

Notwithstanding the foregoing, if the Difference Shares or Replacement Warrants are a “prohibited investment” for a trust governed by an RRSP, RRIF, RESP, RDSP or a TFSA (a “Registered Plan”), the holder, subscriber or annuitant of the particular Registered Plan, as the case may be, will be subject to a penalty tax as set out in the ITA.  The Difference Shares and Replacement Warrants will generally not be a “prohibited investment” provided that such holder, subscriber or annuitant, as the case may be, deals at arm’s length with Difference and does not have a “significant interest” in Difference (within the meaning of the prohibited investment rules in the ITA). In addition, the Difference Shares will not be a prohibited investment if they are “excluded property” for a Registered Plan within the meaning of the prohibited investment rules in the ITA.  Holders of Difference Shares and Replacement Warrants should consult their own tax advisors as to whether such securities will be prohibited investments in their particular circumstances.

Non-Residents of Canada

The following portion of the summary is generally applicable to a Holder who, at all relevant times for purposes of the ITA and any applicable tax treaty or convention: (i) is not, and is not deemed to be, resident in Canada, and (ii) will not use or hold, and is not and will not be deemed to use or hold, Mogo Shares, Mogo Warrants, Difference Shares or Replacement Warrants in the course of carrying on a business in Canada (a “Non-Resident Holder”).  Special rules which are not discussed in this summary may apply to a Non-Resident Holder that is an insurer which carries on an insurance business in Canada and elsewhere.  For the purposes of this portion of the summary, it is assumed that Mogo Shares and Mogo Warrants will not be “taxable Canadian property” of a Non-Resident Holder at any time.  For a description of the definition of taxable Canadian property, see: “Particulars of Matters to be Acted Upon — The Arrangement — Certain Canadian Federal Income Tax Considerations — Residents of Canada — Disposition of Difference Shares and Replacement Warrants”.

Amalgamation of Mogo and Difference Subco

A Non-Resident Holder will not realize any capital gain (or capital loss) as a result of the exchange of their Mogo Shares (for Difference Shares) or Mogo Warrants (for Replacement Warrants) on the amalgamation and will generally be subject to the income tax treatment described above under “Particulars of Matters to be Acted Upon — The Arrangement — Certain Canadian Federal Income Tax Considerations — Residents of Canada — Amalgamation of Mogo and Difference Subco”.

Exercise or Expiry of Replacement Warrants

A Non-Resident Holder will not realize a capital gain or capital loss on the exercise of a Replacement Warrant to acquire a Difference Share and will generally be subject to the income tax treatment described above under “Particulars of Matters to be Acted Upon — The Arrangement — Certain Canadian Federal Income Tax Considerations — Residents of Canada — Exercise or Expiry of Replacement Warrants”.

Dividends on Difference Shares

Dividends paid or credited, or deemed to be paid or credited, to a Non-Resident Holder generally will be subject to Canadian withholding tax at a rate of 25% of the gross amount of the dividend, unless the rate is reduced under the provisions of an applicable income tax treaty or convention.  For example, under the Canada-United States Income Tax Convention (the “U.S. Treaty”), a Non-Resident Holder who is resident in the U.S. for purposes of the U.S. Treaty and who is entitled to the benefits of such treaty will generally be subject to Canadian withholding tax at a rate of 15% of the amount of such dividends (or 5% of the amount of such dividends for a company that holds at least 10% of the voting stock of the corporation paying the dividends).

Disposition of Difference Shares and Replacement Warrants

A Non-Resident Holder will not be subject to income tax under the ITA on any capital gain realized on a disposition or deemed disposition of a Difference Share or Replacement Warrant unless the share or warrant constitutes “taxable Canadian property” at the time of the disposition and the Non-Resident Holder is not entitled to an exemption under an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident.

In circumstances where a Difference Share or Replacement Warrant is, or is deemed to be, taxable Canadian property of the Non-Resident Holder, any capital gain that would be realized on the disposition of such security that is not exempt from tax under the ITA pursuant to an applicable income tax treaty or convention will generally be subject to the same Canadian income tax consequences discussed above for a Resident Holder.  See: “Particulars of Matters to be Acted Upon — The Arrangement — Certain Canadian Federal Income Tax Considerations — Residents of Canada — Taxation of Capital Gains and Capital Losses”. Such Non-Resident Holders should consult their tax advisors about their particular circumstances.

Generally, Difference Shares and Replacement Warrants will not be taxable Canadian property to a Non-Resident Holder at a particular time provided that the Difference Shares are listed on a designated stock exchange (such as the TSX) at that time, unless at any time during the 60-month period that ends at that time: (i) one or any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder does not deal at arm’s length and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest (directly or indirectly through one or more partnerships), owns 25% or more of the issued shares of any class or series of Difference, and (ii) more than 50% of the fair market value of the Difference Shares was derived directly or indirectly from any combination of: (a) real or immovable property situated in Canada, (b) “timber resource property” (within the meaning of the ITA), (c) “Canadian resource property” (within the meaning of the ITA) or (d) options in respect of, or interests in, or for civil law rights in, any of the foregoing, whether or not the property exists.  Notwithstanding the foregoing, in certain circumstances set out in the ITA, a Difference Share or Replacement Warrant could be deemed to be taxable Canadian property.

Dissenting Non-Resident Holders

A Non-Resident Holder who as a result of exercising Dissent Rights (a “Dissenting Non-Resident Holder”), disposes of Mogo Shares to Mogo in consideration for a cash payment from Mogo will generally be considered to have received proceeds of disposition equal to the cash payment received (excluding interest, if any, awarded by a Court to the Dissenting Resident Holder).

A Dissenting Non-Resident Holder will realize a capital gain to the extent that the proceeds of disposition for such shares exceed the adjusted cost base of such Mogo Shares immediately before the disposition and any reasonable costs of disposition but will generally not be subject to income tax under the ITA in respect of any such capital gain provided that such shares do not constitute taxable Canadian property of the Dissenting Non-Resident Dissenter Holder.  For a description of the definition of taxable Canadian property, see: “Particulars of Matters to be Acted Upon — The Arrangement — Certain Canadian Federal Income Tax Considerations — Residents of Canada — Disposition of Difference Shares and Replacement Warrants”.

Interest (if any) awarded by a court to a Dissenting Resident Holder will be included in the Dissenting Non-Resident Holder’s income for the purposes of the ITA.

Dissenting Non-Resident Holders should consult their own tax advisors.

Certain United States Federal Income Tax Consideration

The following is a general summary of certain U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) with respect to the Arrangement and the ownership and disposition of Difference Shares received pursuant to the Arrangement. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the Arrangement or as a result of the ownership and disposition of Difference Shares received pursuant to the Arrangement. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Each U.S. Holder should consult its own tax advisors regarding the U.S. federal income tax effects the Arrangement may have on the ownership and disposition of the Mogo Shares. This summary does not discuss the U.S. federal income tax consequences to holders of Mogo Options, Mogo Warrants or Mogo Debentures.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the Arrangement or the ownership and disposition of Difference Shares received pursuant to the Arrangement. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Disclosure

Authorities

This summary is based on the Tax Code, U.S. Treasury Regulations (whether final, temporary, or proposed), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Circular. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Mogo Shares participating in the Arrangement (or after the Arrangement, Difference Shares) or exercising Dissent Rights pursuant to the Arrangement that is for U.S. federal income tax purposes:

•                  an individual who is a citizen or resident of the United States;

•                  a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created in or organized under the laws of the United States, any state thereof or the District of Columbia;

•                  an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•                  a trust if (a) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) it has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Mogo Shares participating in the Arrangement or exercising Dissent Rights that is neither a U.S. Holder nor a partnership (or entity or arrangement treated as a partnership) for U.S. federal income tax purposes. This summary does not address the U.S. federal income tax consequences applicable to non-U.S. Holders arising from the Arrangement or the ownership and disposition of Difference Shares received pursuant to the Arrangement. Accordingly, a non-U.S. Holder should consult its own tax advisors regarding the U.S. federal income tax consequences (including the potential application of and operation of any income tax treaties) relating to the Arrangement and the ownership and disposition of Difference Shares received pursuant to the Arrangement.

Transactions Not Addressed

This summary does not address the U.S. federal income tax consequences of transactions effected prior or subsequent to, or concurrently with, the Arrangement (whether or not any such transactions are undertaken in connection with the Arrangement), and does not address the following:

•                  any conversion into Mogo Shares or Difference Shares of any notes, debentures or other debt instruments;

•                  any vesting, conversion, assumption, disposition, exercise, exchange, or other transaction involving any rights to acquire Mogo Shares or Difference Shares, including the Mogo Options and Mogo Warrants; and

•                  any transaction, other than the Arrangement, in which Mogo Shares or Difference Shares are acquired.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations of the Arrangement to U.S. Holders that are subject to special provisions under the Tax Code, including, but not limited to, the following: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a functional currency other than the U.S. dollar; (e) U.S. Holders that own Mogo Shares (or after the Arrangement, Difference Shares) as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired Mogo Shares (or after the Arrangement, Difference Shares) in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold Mogo Shares (or after the Arrangement, Difference Shares) other than as a capital asset within the meaning of Section 1221 of the Tax Code (generally, property held for investment purposes); and (h) U.S. Holders that own, directly, indirectly, or by attribution, 5% or more, by voting power or value, of the outstanding Mogo Shares (or after the Arrangement, Difference Shares). This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the United States; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Canadian Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Mogo Shares (or after the Arrangement, Difference Shares) in connection with carrying on a business in Canada; (d) persons whose Mogo Shares (or after the Arrangement, Difference Shares) constitute “taxable Canadian property” under the Canadian Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Tax Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal income tax consequences relating to the Arrangement and the ownership and disposition of Difference Shares received pursuant to the Arrangement.

If an entity that is classified as a partnership (or “pass-through” entity) for U.S. federal income tax purposes holds Mogo Shares (or after the Arrangement, Difference Shares), the U.S. federal income tax consequences to such partnership and the partners of such partnership of participating in the Arrangement and the ownership of Difference Shares received pursuant to the Arrangement generally will depend in part on the activities of the partnership and the status of such partners. This summary does not address the tax consequences to any such partnership or partner. Partners of entities that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the Arrangement and the ownership and disposition of Difference Shares received pursuant to the Arrangement.

Certain U.S. Federal Income Tax Consequences of the Arrangement

Characterization of the Arrangement

Pursuant to the Arrangement the Mogo Shareholders will exchange Mogo Shares and receive Difference Shares (the “Arrangement Transactions”). This summary assumes that the Arrangement Transactions will be treated as a single integrated transaction for U.S. federal income tax purposes.

Subject to the PFIC rules discussed below, an exchange of Mogo Shares for Difference Shares pursuant to the Arrangement is intended to qualify as a “reorganization” under Section 368 of the Tax Code (a “Tax-Deferred Transaction”). The qualification of such an exchange as a Tax-Deferred Transaction will depend on, among other things, the exchange meeting a number of complex U.S. federal income tax requirements, the satisfaction of which could be affected by certain actions taken by Mogo or Difference prior to, or after, the Effective Time.

Neither Mogo nor Difference has sought or obtained either a ruling from the IRS or an opinion of counsel regarding any of the tax consequences of the Arrangement or made any final determination regarding whether the transaction will qualify as a Tax-Deferred Transaction. Accordingly, there can be no assurance that the Arrangement will be characterized as a Tax-Deferred Transaction as opposed to a taxable transaction. The tax consequences of the Arrangement qualifying as a Tax-Deferred Transaction or as a taxable transaction are discussed below. U.S. Holders should consult their own U.S. tax advisors regarding the proper tax reporting of the Arrangement.

Tax Consequences if Mogo is Classified as a PFIC

A U.S. Holder of Mogo Shares could be subject to special, adverse tax rules in respect of the Arrangement if Mogo was classified as a “passive foreign investment company” under the meaning of Section 1297 of the Tax Code (a “PFIC”) for any tax year during which such U.S. Holder holds or held Mogo Shares.

A non-U.S. corporation is classified as a PFIC if, for a taxable year, (i) 75% or more of its gross income is “passive income” (as defined for U.S. federal income tax purposes) or (ii) 50% or more (by value) of its assets either produce or are held for the production of “passive income,” based on the quarterly average of the fair market value of such assets. For purposes of the PFIC provisions, “gross income” generally means sales revenues less cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes dividends, interest, royalties, rents, and gains from commodities or securities transactions. In determining whether or not it is classified as a PFIC, a non-U.S. corporation is required to take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest by value.

Mogo believes that it was a PFIC during one or more prior tax years and may be a PFIC for its current tax year. PFIC classification is factual in nature, and generally cannot be determined until the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. No opinion of legal counsel or ruling from the IRS concerning the PFIC status of Mogo has been obtained and none will be requested. Consequently, there can be no assurances regarding the PFIC status of Mogo during its current tax year or any prior or future tax year.

Under proposed U.S. Treasury Regulations, absent application of the “PFIC-for-PFIC Exception” discussed below, if Mogo was classified as a PFIC for any tax year during which a U.S. Holder held Mogo Shares, special rules may increase such U.S. Holder’s U.S. federal income tax liability with respect to the Arrangement under the PFIC rules:

•                  the Arrangement may be treated as a taxable exchange to such U.S. Holder even if such transaction otherwise qualifies as a Tax-Deferred Transaction as discussed below;

•                  any gain on the sale, exchange or other disposition of Mogo Shares will be allocated ratably over such U.S. Holder’s holding period;

•                  the amount allocated to the current tax year and any year prior to the first year in which Mogo was classified as a PFIC will be taxed as ordinary income in the current year;

•                  the amount allocated to each of the other tax years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and

•                  an interest charge for a deemed deferral benefit will be imposed with respect to the resulting tax attributable to each of the other tax years, which interest charge is not deductible by non-corporate U.S. Holders.

A U.S. Holder that has made a “mark-to-market” election under Section 1296 of the Tax Code or a timely and effective election to treat Mogo as a “qualified electing fund” under Section 1295 of the Tax Code (a “QEF Election”) may generally mitigate or avoid the PFIC consequences described above with respect to the Arrangement.

U.S. Holders should be aware that there can be no assurances that Mogo will satisfy the record keeping requirements that apply to a QEF, or that Mogo will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in the event that Mogo is a PFIC for the current tax year. Thus, U.S. Holders may not be able to make or maintain a QEF Election with respect to their Mogo Shares. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election. A U.S. Holder who does not make a timely QEF Election is referred to for purposes of this summary as a “Non-Electing Shareholder.”

Under certain proposed U.S. Treasury Regulations:

•                  a Non-Electing Shareholder does not recognize gain in a Tax-Deferred Transaction where the Non-Electing Shareholder transfers stock in a PFIC so long as such Non-Electing Shareholder receives in exchange stock of another corporation that qualifies as a PFIC for its taxable year that includes the day after the transfer (for purposes of this summary, this exception will be referred to as the “PFIC-for-PFIC Exception”); and

•                  a Non-Electing Shareholder generally does recognize gain (but not loss) in a Tax-Deferred Transaction where the Non-Electing Shareholder transfers stock in a PFIC and receives in exchange stock of another corporation that does not qualify as a PFIC for its taxable year that includes the day after the transfer.

While it is anticipated that Mogo has been classified as a PFIC for prior tax years, no determination has been made as to whether Difference will be classified as a PFIC for the tax year that includes the day after the Effective Date of the Arrangement. Consequently, it is uncertain as to whether the PFIC-for-PFIC Exception will be satisfied. If the PFIC-for-PFIC Exception is not satisfied, under the foregoing rules contained in the proposed U.S. Treasury Regulations, a Non-Electing Shareholder will recognize gain (but not loss) on the Arrangement under the rules applicable to excess distributions and dispositions of PFIC stock set forth in Section 1291 of the Tax Code, regardless of whether the Arrangement qualifies as a Tax-Deferred Transaction. Under the rules applicable to excess distributions and dispositions of PFIC stock, the amount of any such gain recognized by a Non-Electing Shareholder on the Arrangement would be equal to the difference between (i) the fair market value of Difference Shares received by such Non-Electing Shareholder pursuant to the Arrangement and (ii) the adjusted tax basis of such Non-Electing Shareholder in the Mogo Shares effectively exchanged therefor. Such gain would be recognized on a share-by-share basis and would be taxable as if it were an excess distribution under the PFIC rules, as described above.

Accordingly, if the proposed U.S. Treasury Regulations were finalized and made applicable to the Arrangement (even if this occurs after the Effective Date of the Arrangement), it is uncertain as to whether PFIC-for-PFIC Exception would be available to U.S. Holders with respect to the Arrangement. PFIC classification is factual in nature, and generally cannot be determined until the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.

Each U.S. Holder should consult its own tax advisors regarding the potential application of the PFIC rules to the exchange of Mogo Shares for Difference Shares pursuant to the Arrangement, and the information reporting responsibilities under the proposed U.S. Treasury Regulations in connection with the Arrangement.

In addition, the proposed U.S. Treasury Regulations discussed above were proposed in 1992 and have not been adopted in final form. The proposed U.S. Treasury Regulations state that they are to be effective for transactions occurring on or after April 11, 1992. However, because the proposed U.S. Treasury Regulations have not yet been adopted in final form, they are not currently effective and there is no assurance they will be finally adopted in the form and with the effective date proposed. Further, it is uncertain whether the IRS would consider the proposed U.S. Treasury Regulations to be effective for purposes of determining the U.S. federal income tax treatment of the Arrangement. In the absence of the proposed U.S. Treasury Regulations being finalized in their current form, if the Arrangement qualifies as a Tax-Deferred Transaction, the U.S. federal income tax consequences of the Arrangement to a U.S. Holder should be generally as set forth below in the discussion “Particulars of Matters to be Acted Upon — The Arrangement — Certain United States Federal Income Tax Considerations — Tax Consequences if the Arrangement Qualifies as a Tax-Deferred Transaction”; however, it is unclear whether the IRS would agree with this interpretation and/or whether it could attempt to treat the transaction as a taxable exchange on some alternative basis. If gain is not recognized under the proposed U.S. Treasury Regulations, a U.S. Holder’s holding period for the Difference Shares for purposes of applying the PFIC rules presumably would include the period during which the U.S. Holder held its Mogo Shares. Consequently, a subsequent disposition of the Difference Shares in a taxable transaction presumably would be taxable under the default PFIC rules described above. U.S. Holders should consult their own tax advisors regarding whether the proposed U.S. Treasury Regulations under Section 1291 would apply if the Arrangement qualifies as a Tax-Deferred Transaction.

Tax Consequences if the Arrangement Qualifies as a Tax-Deferred Transaction

If the Arrangement qualifies as a Tax-Deferred Transaction, and subject to the PFIC rules discussed above, then the following U.S. federal income tax consequences will result for U.S. Holders:

(a)                                 a U.S. Holder who exchanges Mogo Shares for Difference Shares will not recognize gain or loss as a result of the Arrangement;

(b)                                 the aggregate tax basis of a U.S. Holder in the Difference Shares acquired in exchange for Mogo Shares will be equal to such U.S. Holder’s aggregate tax basis in the Mogo Shares exchanged;

(c)                                  the holding period of a U.S. Holder for the Difference Shares acquired in exchange for Mogo Shares pursuant to the Arrangement will include such U.S. Holder’s holding period for Mogo Shares exchanged; and

(d)                                 a U.S. Holders who is a “significant transferor” within the meaning to the U.S. Treasury Regulations will be required to file with such U.S. Holder’s U.S. federal income tax return for the year in which the Arrangement takes place a statement setting forth certain facts relating to the Arrangement.

U.S. Holders that own 5% or more of Difference after the Arrangement should consult their tax advisors as to the treatment of the Arrangement to them, including the requirement that they enter into a “gain recognition agreement” with the IRS under Section 367 of the Tax Code and the U.S. Treasury Regulations thereunder, as well other information reporting requirements.

The IRS could challenge a U.S. Holder’s treatment of the Arrangement as a Tax-Deferred Transaction. If this treatment were successfully challenged, then the Arrangement would be treated as a taxable transaction, with the consequences discussed immediately below (including the recognition of any realized gain).

Treatment of the Arrangement as a Taxable Transaction

If the Arrangement does not qualify as a Tax-Deferred Transaction for U.S. federal income tax purposes, subject to the PFIC rules discussed above, then the following U.S. federal income tax consequences will result for U.S. Holders:

(a)                                 a U.S. Holder will recognize gain or loss in an amount equal to the difference, if any, between (i) the fair market value (expressed in U.S. dollars) of the Difference Shares received in exchange for Mogo Shares pursuant to the Arrangement and (ii) the adjusted tax basis (expressed in U.S. dollars) of such U.S. Holder in the Mogo Shares exchanged;

(b)                                 the adjusted tax basis of a U.S. Holder in the Difference Shares received in exchange for Mogo Shares pursuant to the Arrangement would be equal to the fair market value of such Difference Shares on the date of receipt; and

(c)                                  the holding period of a U.S. Holder for the Difference Shares received in exchange for Mogo Shares pursuant to the Arrangement will begin on the day after the date of receipt.

Subject to the PFIC rules discussed above, any gain or loss described in clause (a) immediately above generally would be capital gain or loss, which will be long-term capital gain or loss if such Mogo Shares are held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the Tax Code.

U.S. Holders Exercising Dissent Rights

A U.S. Holder that exercises Dissent Rights in the Arrangement and is paid cash by Mogo in exchange for all of such U.S. Holder’s Mogo Shares generally will recognize gain or loss in an amount equal to the difference, if any, between (a) the U.S. dollar value of the Canadian currency received by such U.S. Holder in exchange for Mogo Shares (other than amounts, if any, that are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and (b) the adjusted tax basis of such U.S. Holder in such Mogo Shares surrendered. Subject to the PFIC rules discussed in this summary, such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if such Mogo Shares have been held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. Deductions for capital losses are subject to complex limitations under the Tax Code.

The amount of any distribution or proceeds paid in foreign currency to a U.S. Holder in connection with the exercise of Dissent Rights under the Arrangement will be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the distribution, regardless of whether the foreign currency is converted into U.S. dollars at that time. If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Each U.S. Holder should consult its own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Information Reporting and Backup Withholding Tax with Respect to the Arrangement

Under U.S. federal income tax law, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a non-U.S. corporation. Payments made within the U.S. or by a U.S. payor or U.S. middleman, of any payments received in connection with the Arrangement (including, but not limited to, U.S. Holders exercising Dissent Rights under the Arrangement) generally may be subject to information reporting and backup withholding tax, at the rate of 24%, if a U.S. Holder: (i) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (ii) furnishes an incorrect U.S. taxpayer identification number, (iii) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (iv) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

Ownership of Difference Shares

United States Federal Taxation of Holders Taxation of Dividends

Subject to the discussion below regarding passive foreign investment companies, cash distributions paid with respect to Difference Shares will constitute ordinary dividend income to a U.S. Holder to the extent paid out of current or accumulated earnings and profits of Difference, as determined under U.S. federal income tax principles, and U.S. Holders generally will be subject to U.S. federal income tax upon receipt of such dividends.

Subject to applicable limitations and provided that the Difference Shares are readily tradable on an established securities market in the United States, dividends paid by Difference to non-corporate U.S. Holders generally will be eligible for the preferential tax rates applicable to long-term capital gains, provided certain holding period and other conditions are satisfied, including that Difference not be classified as a PFIC in the tax year of distribution or in the preceding tax year. Dividends paid on the Difference Shares generally will not be eligible for the “dividends received deduction” generally available to U.S. corporate shareholders receiving dividends from U.S. corporations.

To the extent distributions on Difference Shares are made that exceed the current and accumulated earnings and profits of Difference, U.S. Holders will be treated as having received a return of their tax basis in their shares, and any amount distributed by Difference in excess of a U.S. Holder’s tax basis generally will be treated as gain from the sale or exchange of a capital asset.

U.S. Holders should consult with their own tax advisors regarding the taxation of any dividends on the shares of Difference.

Passive Foreign Investment Companies

If Difference were to constitute a PFIC for any year during a U.S. Holder’s holding period, then certain potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Difference Shares. Difference has not made a determination as to its PFIC status for its current tax year or future tax years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of this date. Accordingly, there can be no assurance that the IRS will not challenge any determination made by Difference (or any subsidiary of Difference) concerning its PFIC status. Each U.S. Holder should consult its own tax advisors regarding the PFIC status of Difference and any subsidiary of Difference.

Difference generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of Difference is passive income (the “income test”) or (b) 50% or more of the value of Difference’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “asset test”). “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (85% or more) of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

For purposes of the PFIC income test and asset test described above, if Difference owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, Difference will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above, and assuming certain other requirements are met, “passive income” does not include certain interest, dividends, rents, or royalties that are received or accrued by Difference from certain “related persons” (as defined in Section 954(d)(3) of the Tax Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if Difference is a PFIC, U.S. Holders will generally be deemed to own their proportionate share of Difference’s direct or indirect equity interest in any company that is also a PFIC (a “Subsidiary PFIC”), and will be subject to U.S. federal income tax on their proportionate share of (a) any “excess distributions,” as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by Difference or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of Difference Shares. Accordingly, U.S. Holders should be aware that they could be subject to tax even if no distributions are received and no redemptions or other dispositions of Difference Shares are made.

In any year in which Difference is classified as a PFIC, a U.S. Holder may be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.

If Difference is treated as a PFIC, U.S. Holders may be able to mitigate certain of the negative tax consequences if they are able to make: (i) a timely QEF Election; (ii) a protective QEF Election; or (iii) a mark to market election with respect to the first taxable year in which Difference is considered a PFIC during the U.S. Holder’s holding period in its shares.

As described below, the availability of these elections is uncertain as a matter of law and in certain cases requires that Difference provide certain information to U.S. Holders. U.S. Holders should be aware that there can be no assurances that Difference will satisfy the record keeping requirements that apply to a QEF, or that Difference will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in the event that Difference is a PFIC for the current tax year or future tax years. Thus, U.S. Holders may not be able to make or maintain a QEF Election or protective QEF Election with respect to their Difference Shares. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election or protective QEF Election. In the event a U.S. Holder is unable to make a timely QEF Election or does not make a QEF Election, the rules described below under “Particulars of Matters to be acted Upon — The Arrangement — Certain United States Federal Income Tax Considerations — Ownership of Difference Shares — Treatment Absent a Timely QEF Election” generally will apply to direct and indirect dispositions of Difference’s interest in such entity (including a disposition by a U.S. Holder of Difference Shares and a disposition by Difference of its interest in such entity) and distributions by such entity.

Treatment Absent a Timely QEF Election

If Difference is treated as a PFIC, a U.S. Holder that does not make a QEF Election generally will be subject to a special tax and an interest charge upon the sale of its shares or receipt of an “excess distribution” with respect to its shares. A U.S. Holder will be treated as receiving an “excess distribution” if the amount of the distributions received by the U.S. Holder in any taxable year is more than 125% of the average annual distributions paid by Difference with respect to its shares during the three preceding taxable years (or the period in which the U.S. Holder held such shares if shorter).

In addition, a portion of any gain recognized by a U.S. Holder upon the sale of Difference Shares may be re-characterized as ordinary income. Further, any dividends received from Difference, if Difference is treated as a PFIC, will not constitute qualified dividend income and will not be eligible for the reduced rate of tax even if such rate would be available otherwise. If a U.S. Holder holds Difference Shares during any taxable year in which Difference is treated as a PFIC, such shares will generally be treated as stock in a PFIC for all subsequent years. In addition, a U.S. Holder that holds Difference Shares during any period in which Difference is treated as a PFIC will be treated as owning a proportionate amount of the stock of a Subsidiary PFIC for purposes of applying the PFIC rules to such U.S. Holder.

Timely QEF Election

If Difference is treated as a PFIC, a U.S. Holder that timely makes a QEF Election will be currently taxable on its pro rata share of Difference’s ordinary earnings and net capital gain regardless of whether Difference makes any distributions. Such U.S. Holder’s tax basis in its shares will be increased to reflect such taxed but undistributed income, and any subsequent distributions of previously taxed income will reduce its basis and will not be taxed again as a distribution to such U.S. Holder.

In general, a U.S. Holder that makes a QEF Election must annually file a separate IRS Form 8621 for each PFIC in which such U.S. Holder is a direct or indirect owner during the year with its U.S. federal income tax return. A U.S. Holder that wishes to make a QEF Election must make such election on a timely filed IRS Form 8621 for the first taxable year for which the election is to be effective. U.S. Holders should consult with their own tax advisors regarding the mechanics and effects of making a QEF Election.

Protective QEF Election

In certain circumstances, a U.S. Holder may be able to make a retroactive QEF Election at a later date. However, a retroactive QEF Election may not be available to a U.S. Holder if it has not previously preserved its right to make such an election. A U.S. Holder may preserve its right to make a retroactive QEF Election by filing a protective statement signed under penalty of perjury with the IRS for the first taxable year in which such U.S. Holder acquires Difference Shares, if the U.S. Holder reasonably believes that Difference is not a PFIC for the taxable year. The protective statement must generally contain statements describing: such U.S. Holder’s basis for its reasonable belief that Difference is not a PFIC for its taxable year ending with or within such U.S. Holder’s first taxable year to which the protective statement applies; an agreement to extend the periods of limitations on the assessment of such U.S. Holder’s PFIC related taxes for all taxable years to which the protective statement applies; such U.S. Holder’s name, address and certain identifying information with respect to such U.S. Holder and to Difference; and information and representations regarding the highest percentage of shares of each class of shares that such U.S. Holder held directly or indirectly during its first taxable year to which the protective statement applies.

In general, filing the protective statement with respect to a taxable year does not obligate a U.S. Holder to include its pro rata share of Difference’s earnings in income for such taxable year if Difference is not treated as a PFIC for such taxable year. The filing simply preserves a U.S. Holder’s ability to make a retroactive QEF Election with respect to such taxable year and may protect such U.S. Holder from some of the more severe penalties under the PFIC rules. If a U.S. Holder makes a valid retroactive QEF Election with respect to its shares and Difference is treated as a PFIC, such U.S. Holder will be taxed on its cumulative annual pro rata share of Difference’s ordinary earnings and net capital gains (regardless of whether any distributions were received) as if such U.S. Holder made such elections on a timely basis (i.e., on a non-retroactive basis), plus an interest charge to eliminate the tax deferral arising from the retroactive election.

Mark-to-Market Election

A U.S. Holder may make a mark-to-market election only if the Difference Shares are marketable stock. The Difference Shares generally will be “marketable stock” if the Difference Shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Exchange Act, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and surveillance requirements, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

A U.S. Holder that makes a mark-to-market election with respect to its Difference Shares generally will not be subject to the rules of Section 1291 of the Tax Code discussed above with respect to such Difference Shares. However, if a U.S. Holder does not make a mark-to-market election beginning in the first tax year of such U.S. Holder’s holding period for the Difference Shares or such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Tax Code discussed above will apply to certain dispositions of, and distributions on, the Difference Shares.

A U.S. Holder that makes a mark-to-market election will include in ordinary income, for each tax year in which Difference is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Difference Shares, as of the close of such tax year over (b) such U.S. Holder’s adjusted tax basis in such Difference Shares. A U.S. Holder that makes a mark-to-market election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the Difference Shares, over (b) the fair market value of such Difference Shares (but only to the extent of the net amount of previously included income as a result of the mark-to-market election for prior tax years).

A U.S. Holder that makes a mark-to-market election generally also will adjust such U.S. Holder’s tax basis in the Difference Shares to reflect the amount included in gross income or allowed as a deduction because of such mark-to-market election. In addition, upon a sale or other taxable disposition of Difference Shares, a U.S. Holder that makes a mark-to-market election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such mark-to-market election for prior tax years over (b) the amount allowed as a deduction because of such mark-to-market election for prior tax years). Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the Tax Code and U.S. Treasury Regulations.

A mark-to-market election applies to the tax year in which such mark-to-market election is made and to each subsequent tax year, unless the Difference Shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a mark-to-market election.

Although a U.S. Holder may be eligible to make a mark-to-market election with respect to the Difference Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable. Hence, the mark-to-market election will not be effective to avoid the application of the default rules of Section 1291 of the Tax Code described above with respect to deemed dispositions of Subsidiary PFIC stock or excess distributions from a Subsidiary PFIC.

Possible Classification of Difference as Controlled Foreign Corporations

Each “United States 10% Shareholder” (as defined below) that owns, directly or indirectly through foreign entities, shares of a foreign corporation that is a “controlled foreign corporation” (“CFC”) for an uninterrupted period of thirty days or more during any taxable year is required to include in its gross income for U.S. federal income tax purposes as ordinary income its pro rata share of the CFC’s “subpart F income” (as defined below) for such year. A United States 10% Shareholder is a United States person who owns (directly, indirectly through foreign entities or constructively) 10% or more of the total combined voting power of all classes of stock of a foreign corporation.

Subpart F income generally includes passive investment income, such as interest, dividends, and certain rent and royalties, and certain insurance income.

Difference expects that a substantial portion of its income will be subpart F income. Subpart F income inclusion generally is applicable to United States 10% Shareholders that have a direct or indirect ownership interest in a CFC on the last day of the taxable year of the CFC. The subpart F income inclusion is required even if the subpart F income is not distributed. In addition, United States 10% Shareholders of a CFC may be deemed to receive taxable distributions to the extent the CFC increases the amount of its earnings that are invested in certain specified types of United States property.

In general, a foreign corporation is treated as a CFC only if its United States 10% Shareholders collectively own more than 50% of the total combined voting power or total value of the corporation’s stock.

If Difference becomes a CFC, the rules relating to PFICs generally would not apply to a U.S. Holder that is a United States 10% Shareholder. However, certain subpart F income may be taxable at higher rates than if such income were taxable income of a PFIC with respect to which a valid QEF Election has been made.

U.S. Holders should consult their own tax advisors to determine whether their ownership of Difference Shares will cause them to become a United States 10% Shareholder and the impact of such a classification.

Dispositions of Difference Shares

Generally, the difference between a U.S. Holder’s adjusted tax basis in its shares and the amount realized on the sale, exchange or other disposition of its shares, if any, will be includible in gross income as capital gain or loss, subject to the relevant discussion in this summary relating to the potential application of the

CFC and PFIC rules. If a U.S. Holder’s holding period for its shares is more than one year, any gain will generally be subject to U.S. federal income tax at the rates applicable to long-term capital gain, subject to the PFIC provisions discussed above.

Under Section 1248 of the Tax Code, any gain from the sale or exchange by a United States 10% Shareholder of shares in a CFC may be treated as a dividend to the extent of the CFC’s earnings and profits during the period that the shareholder held the shares, subject to certain adjustments. If gain from the sale or exchange of Difference Shares is re-characterized as dividend income under Section 1248 of the Tax Code, the gain may be treated as “qualified dividend income” to non-corporate taxpayers and eligible for a reduced rate of taxation, subject to the public trading and holding period requirements and PFIC provisions discussed above.

U.S. Holders should consult their own tax advisors regarding the application of these provisions to the disposition of Difference Shares.

Disclosure Requirements for Specified Foreign Financial Assets

Individual U.S. Holders (and certain U.S. entities specified in IRS guidance) who, during any taxable year, hold any interest in any “specified foreign financial asset” generally will be required to file with their U.S. federal income tax returns a statement setting forth certain information if the aggregate value of all such assets exceeds certain threshold amounts on IRS Form 8938. “Specified foreign financial asset” generally includes any financial account maintained with a non-U.S. financial institution and may also include Difference Shares if they are not held in an account maintained with a U.S. financial institution. Substantial penalties may be imposed, and the period of limitations on assessment and collection of U.S. federal income taxes may be extended, in the event of a failure to comply. U.S. Holders should consult their own tax advisors as to the possible application to them of this filing requirement.

Information Reporting and Backup Withholding

Paying agents and custodians located in the United States will be required to comply with certain IRS information reporting requirements with respect to payments of dividends, if any, on Difference Shares payable to shareholders of Difference or to paying agents or custodians located within the United States. In addition, a holder may be subject to backup withholding at the rate of 28% with respect to dividends paid by such persons unless such holder either (i) is a corporation, a non-United States person or comes within certain other exempt categories and, when required, demonstrates this fact, or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Sales of Difference Shares through brokers by certain holders also may be subject to backup withholding, subject to certain exceptions. Backup withholding tax is not an additional tax and may be credited against a holder’s regular U.S. federal income tax liability.

Foreign Account Tax Compliance

The Foreign Account Tax Compliance provisions of the Tax Code (“FATCA”) generally impose a 30% withholding tax regime with respect to (i) certain U.S. source income (including dividends) after June 30, 2014, and gross proceeds from any sale or other disposition after December 31, 2016, of property that can produce U.S. source interest or dividends (“withholdable payments”) and (ii) “pass-thru payments” (generally, withholdable payments and payments that are attributable to withholdable payments) made by foreign financial institutions (“FFIs”). As a general matter, FATCA was designed to require U.S. persons’ direct and indirect ownership of certain non-U.S. accounts and non-U.S. entities to be reported to the IRS.

If Difference is treated as FFIs for purposes of FATCA, withholdable payments and pass-thru payments made to Difference will be subject to a 30% withholding tax unless an agreement with the IRS (an “FFI Agreement”) is in effect, pursuant to which Difference would be required to provide information regarding its U.S. direct or indirect owners and to comply with other reporting, verification, due diligence and other procedures established by the IRS. The IRS may terminate the FFI Agreement if the IRS notifies Difference that it is out of compliance with the FFI Agreement and Difference does not remediate the compliance failure. Even if Difference is subject to an FFI Agreement, distributions to an investor that are treated as pass-thru payments generally will be subject to a 30% withholding tax (a) if the investor fails to provide information or take other actions required for the Difference to comply with the FFI Agreement including, in the case of a non-U.S. investor, providing information regarding certain U.S. direct and indirect owners of the investor (and, in certain circumstances, obtaining waivers of non-U.S. law to permit such reporting), or (b) if the investor is an FFI, unless the investor (i) is subject to an FFI Agreement, (ii) establishes that an exemption applies or (iii) is required to comply with FATCA under an applicable IGA.

Receipt of Foreign Currency

The amount of any distribution or proceeds paid in foreign currency to a U.S. Holder in connection with the ownership of Difference Shares, or on the sale, exchange or other taxable disposition of Difference Shares, will be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the dividend, regardless of whether the foreign currency is converted into U.S. dollars at that time. If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes.

Each U.S. Holder should consult its own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Other Business

The management of Mogo does not intend to present and does not have any reason to believe that others will present, at the Meeting, any item of business other than those set forth in this Circular. However, if any other business is properly presented at the Meeting and may properly be considered and acted upon, proxies will be voted by those named in the applicable form of proxy in their sole discretion, including with respect to any amendments or variations to the matters identified in the Meeting Materials.

INFORMATION CONCERNING DIFFERENCE

Information relating to Difference is contained in Appendix F to this Circular. Annual financial statements of Difference and accompanying notes thereto are attached as Appendix G to this Circular.

INFORMATION CONCERNING THE COMBINED ENTITY POST-ARRANGEMENT

Upon completion of the Arrangement, each Mogo Shareholder will become a shareholder of Difference. Information relating to the Combined Entity after completion of the Continuance and Arrangement is contained in Appendix H to this Circular. The Pro-Forma Financial Statements and accompanying notes thereto are attached as Appendix I.

DISSENT RIGHTS

Registered Mogo Shareholders have the right to exercise Dissent Rights and demand payment equal to the fair value of their Mogo Shares in cash. If Dissent Rights are exercised in respect of a significant number of Mogo Shares, a substantial cash payment may be required to be made to such Mogo Shareholders, which could have an adverse effect on Mogo’s financial condition and cash resources. Mogo may elect, in its sole discretion, not to complete the Arrangement if a significant number of Mogo Shareholders exercise Dissent Rights.

The following is a summary of the provisions of the BCBCA relating to a Mogo Shareholder’s dissent and appraisal rights in respect of the Arrangement Resolution. Such summary is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of its Mogo Shares and is qualified in its entirety by reference to the full text of sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order (collectively, the “Dissent Procedures”).

The statutory provisions dealing with the right of dissent are technical and complex. Any Dissenting Shareholders should seek independent legal advice, as failure to comply strictly with the provisions of sections 237 to 247 of the BCBCA, which is attached to this Circular as Appendix D, as modified by the Plan of Arrangement, the Interim Order and the Final Order, may result in the loss of all Dissent Rights. The Interim Order expressly provides Registered Mogo Shareholders with the right to dissent with respect to the Arrangement Resolution. Each Dissenting Shareholder is entitled to be paid the fair value (determined as of the close of business on the day before the Effective Date of all but not less than all, of the holder’s Mogo Shares), provided that the holder duly dissents to the Arrangement Resolution and the Arrangement becomes effective.

In many cases, Mogo Shares beneficially owned by a holder are registered either (a) in the name of an Intermediary that the Non-Registered Mogo Shareholder deals with in respect of such shares, such as, among others, banks, trust companies, securities brokers, trustees and other similar entities, or (b) in the name of a depositary, such as CDS & Co., of which the Intermediary is a participant. Accordingly, a Non-Registered Mogo Shareholder will not be entitled to exercise his, her or its rights of dissent directly (unless the Mogo Shares are re-registered in the Non-Registered Mogo Shareholder’s name).

With respect to Mogo Shares in connection to the Arrangement, pursuant to the Interim Order, a Registered Mogo Shareholder may exercise rights of dissent under Division 2 of Part 8 of the BCBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order, provided that, notwithstanding section 242(2) of the BCBCA, the written objection to the Arrangement Resolution must be sent to Mogo c/o Stikeman Elliott LLP, 1700 — 666 Burrard Street, Vancouver, British Columbia, V6C 2X8, Canada, Attention: Victor Gerchikov, by not later than 1:30 p.m. (Vancouver Time)/4:30 p.m. (Toronto Time) on June 14, 2019, or two Business Days prior to any adjournment or postponement of the Meeting.

To exercise Dissent Rights, a Mogo Shareholder must dissent with respect to all Mogo Shares of which it is the registered and beneficial owner. A Registered Mogo Shareholder who wishes to dissent must deliver written notice of dissent (“Notice of Dissent”) to Mogo as set forth above and such Notice of Dissent must strictly comply with the requirements of section 242 of the BCBCA. Any failure by a Mogo Shareholder to fully comply with the provisions of the BCBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order, may result in the loss of that holder’s Dissent Rights. Non-Registered Mogo Shareholders who wish to exercise Dissent Rights must cause each Registered Mogo Shareholder holding their Mogo Shares to deliver the Notice of Dissent, or, alternatively, make arrangements to become a Registered Mogo Shareholder.

To exercise Dissent Rights, a Registered Mogo Shareholder must prepare a separate Notice of Dissent for himself, herself or itself, if dissenting on his, her or its own behalf, and for each other Non-Registered Mogo Shareholder who beneficially owns Mogo Shares registered in the Mogo Shareholder’s name and on whose behalf the Mogo Shareholder is dissenting; and must dissent with respect to all of the Mogo Shares registered in his, her or its name or if dissenting on behalf of a Non-Registered Mogo Shareholder, with respect to all of the Mogo Shares registered in his, her or its name and beneficially owned by the Non-Registered Mogo Shareholder on whose behalf the Mogo Shareholder is dissenting. The Notice of Dissent must set out the number of Mogo Shares in respect of which the Dissent Rights are being exercised (the “Notice Shares”) and: (a) if such Mogo Shares constitute all of the Mogo Shares of which the Mogo Shareholder is the registered and beneficial owner and the Mogo Shareholder owns no other Mogo Shares beneficially, a statement to that effect; (b) if such Mogo Shares constitute all of the Mogo Shares of which the Mogo Shareholder is both the registered and beneficial owner, but the Mogo Shareholder owns additional Mogo Shares beneficially, a statement to that effect and the names of the Registered Mogo Shareholders, the number of Mogo Shares held by each such Registered Mogo Shareholder and a statement that written notices of dissent are being or have been sent with respect to such other Mogo Shares; or (c) if the Dissent Rights are being exercised by a Registered Mogo Shareholder who is not the beneficial owner of such Mogo Shares, a statement to that effect and the name of the Non-Registered Mogo Shareholder and a statement that the Registered Mogo Shareholder is dissenting with respect to all Mogo Shares of the Non-Registered Mogo Shareholder registered in such registered holder’s name.

If the Arrangement Resolution receives Mogo Shareholder Approval, and Mogo notifies a registered holder of Notice Shares of Mogo’s intention to act upon the Arrangement Resolution pursuant to section 243 of the BCBCA, in order to exercise Dissent Rights such Mogo Shareholder must, within one month after Mogo gives such notice, send to Mogo a written notice that such holder requires the purchase of all of the Notice Shares in respect of which such holder has given Notice of Dissent. Such written notice must be accompanied by the certificate or certificates representing those Notice Shares (including a written statement prepared in accordance with section 244(1)(c) of the BCBCA if the dissent is being exercised by the Mogo Shareholder on behalf of a Non-Registered Mogo Shareholder), whereupon, subject to the provisions of the BCBCA relating to the termination of Dissent Rights, the Mogo Shareholder becomes a Dissenting Shareholder, and is bound to sell and Mogo is bound to purchase those Mogo Shares. Such Dissenting Shareholder may not vote, or exercise or assert any rights of a Mogo Shareholder in respect of such Notice Shares, other than the rights set forth in Division 2 of Part 8 of the BCBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order. A vote against the Arrangement Resolution, an abstention, or the execution of a proxy to vote against the Arrangement Resolution, does not constitute a Dissent Notice.

Dissenting Shareholders who are:

(a)                                 ultimately are entitled to be paid fair value for their Mogo Shares, will be entitled to be paid the fair value of such Mogo Shares, and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Mogo Shares; or

(b)                                 ultimately are not entitled, for any reason, to be paid fair value for such Mogo Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Mogo Shares; but in no case will Mogo be required to recognize such persons as holding Mogo Shares on or after the Effective Date.

If a Dissenting Shareholder is ultimately entitled to be paid for their Dissent Shares, such Dissenting Shareholder may enter into an agreement for the fair value of such Dissent Shares. If such Dissenting Shareholder does not reach an agreement, such Dissenting Shareholder, or Mogo, may apply to the Court, and the Court may determine the payout value of the Dissent Shares and make consequential orders and give directions as the Court considers appropriate. There is no obligation on Mogo to make an application to the Court. The Dissenting Shareholder will be entitled to receive the fair value that the Mogo Shares had as of the close of business on the day before the Effective Date. After a determination of the fair value of the Dissent Shares, Mogo must then promptly pay that amount to the Dissenting Shareholder.

In no case will Mogo, the Depositary or any other person be required to recognize Dissenting Shareholders as Mogo Shareholders after the Effective Time, and the names of such Dissenting Shareholders will be deleted from the central securities register as Mogo Shareholders at the Effective Time. In no circumstances will Mogo or any other person be required to recognize a person as a Dissenting Shareholder: (i) unless such person is the holder of the Mogo Shares in respect of which Dissent Rights are purported to be exercised immediately prior to the Effective Time; (ii) if such person has voted or instructed a proxy holder to vote such Notice Shares in favour of the Arrangement Resolution; or (iii) unless such person has strictly complied with the procedures for exercising Dissent Rights set out in Division 2 of Part 8 of the BCBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order and does not withdraw such Notice of Dissent prior to the Effective Time.

Dissent Rights with respect to Notice Shares will terminate and cease to apply to the Dissenting Shareholder if, before full payment is made for the Notice Shares, the Arrangement in respect of which the

Notice of Dissent was sent is abandoned or by its terms will not proceed, a court permanently enjoins or sets aside the corporate action approved by the Arrangement Resolution, or the Dissenting Shareholder withdraws the Notice of Dissent with Mogo’s written consent. If any of these events occur, Mogo must return the share certificates or book-entry advice statements representing the Mogo Shares to the Dissenting Shareholder and the Dissenting Shareholder regains the ability to vote and exercise its rights as a Mogo Shareholder.

If you dissent there can be no assurance that the amount you receive as fair value for your Mogo Shares will be more than or equal to the Consideration under the Arrangement.

Each Mogo Shareholder wishing to avail himself, herself or itself of the Dissent Rights should carefully consider and comply with the provisions of the Interim Order and sections 237 to 247 of the BCBCA, which are attached to this Circular as Appendix C and D, respectively, and seek his, her or its own legal advice.

The Arrangement Agreement provides that, unless otherwise waived, it is a condition to the obligations of Mogo and Difference to complete the Arrangement that, on or before the Effective Date, holders of not more than an aggregate of 10% of the issued and outstanding Mogo Shares shall have exercised Dissent Rights. If the number of outstanding Mogo Shares in respect of which Dissent Rights have been exercised exceeds 10%, the Arrangement will not proceed unless both Mogo and Difference waive such condition.

The above is only a summary of the Dissent Procedures which are technical and complex. If you are a Registered Mogo Shareholder and wish to exercise your Dissent Rights, you should seek your own legal advice as failure to strictly comply with the Dissent Procedures, will result in the loss of your Dissent Rights. For a general summary of certain income tax implications to a Dissenting Shareholder, see “Particulars of Matters to be Acted Upon — The Arrangement — Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Dissenting Resident Holders” and “Particulars of Matters to be Acted Upon — The Arrangement — Certain Canadian Federal Income Tax Considerations — Holders Not Resident in Canada — Dissenting Non-Resident Holders”.

STATEMENT OF EXECUTIVE COMPENSATION

Introduction

The following discussion describes the significant elements of Mogo’s executive compensation program, with particular emphasis on the process for determining compensation payable to Mogo’s Chief Executive Officer, Chief Financial Officer and each of Mogo’s three other most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity whose total compensation was, individually, more than $150,000 (collectively, the “NEOs”) for the year ended December 31, 2018. As of December 31, 2018, the NEOs were:

•                  David Feller, CEO

•                  Gregory Feller, President and CFO

•                  Thomas Groh, VP, Data

•                  Macully Clayton, VP, Product

•                  Justin Carter, VP, Growth

Overview

Mogo’s executive compensation practices are designed to attract and retain the skillsets and experience needed to lead the development and execution of Mogo’s strategy and to reward Mogo’s executives for high performance and their contribution to Mogo’s long-term success. The Mogo Board seeks to compensate executives by combining short-term and long-term cash and equity incentives. It also seeks to reward the achievement of corporate and individual performance objectives, and to align executive officers’ incentives with Mogo’s performance.

In order to achieve Mogo’s aggressive growth objectives, attracting and retaining the right team members is critical. A key part of this is a well-thought out compensation plan that attracts high performers with specific skillsets and compensates them for continued achievements.

Setting executive compensation in a growth-oriented fintech organization can be challenging as we seek to balance the creation of shareholder value with long-term growth objectives. As a result, elements of Mogo’s compensation plan can evolve from year to year as Mogo matures.

The Mogo Board, on recommendations from the Corporate Governance, Compensation and Nominating Committee (the “CGCNC”) makes decisions regarding all forms of compensation, including salaries, bonuses and equity incentive compensation for Mogo’s executives, as well as approves corporate goals and objectives relevant to Mogo’s executives’ compensation. Finally, the CGCNC in conjunction with senior management also administers employee incentive compensation, including the Mogo’s Option Plan and Mogo’s RSU Plan.

Compensation Discussion and Analysis

Context of Mogo’s Executive Compensation Practices

There are several relevant market and business factors that present challenges for the creation of an effective executive compensation program, including the following:

•                  We are a pre-profit, publicly listed company in an emerging sector. We provide products and services that are highly disruptive in the legacy financial services market in Canada.

•                  We compete for talent in the technology industry, where there is a high emphasis on equity as a key component of compensation. We also compete for talent in the financial services space, where there are high salaries with entrenched short-term and long-term compensation plans, perquisite programs and retirement benefits.

The CGCNC aims to balance these factors with the expectations of the Mogo Shareholders and their responsibilities around oversight. As the business matures through the execution of Mogo’s corporate strategy, the CGCNC will continue to evolve Mogo’s compensation strategies to match.

How Executive Compensation is Determined

The CGCNC annually assesses and makes a recommendation to the Mogo Board with regard to the competitiveness and appropriateness of the compensation package, including regular, incentive and equity-based compensation of the executive officers. As required, the CGCNC retains independent advice in respect of compensation matters and, if deemed appropriate by the CGCNC, meets separately with such advisors. Mogo specifically uses salary survey information to benchmark its compensation against the market. Mogo uses a variety of specialized survey data and relies heavily on data from the Mercer HR Tech Group Salary Survey. This survey is based in British Columbia, but the data is relevant for all Canadian high tech markets. The most recent survey included data provided by over 95 leading technology organizations in the British Columbia market. The survey includes cash, short and long-term incentive information and has executive benchmarks for over 30 functions. Compensation analysis is available by size and type of organization. Additionally, third party consultants have also provided input on Mogo’s senior leadership and executive compensation.

Summary of Elements of Compensation Program

Mogo’s executive compensation program is comprised of the following elements:

•                  Annual Base Salary — Reflects the scope and responsibilities of the role, each executive’s personal experience and performance, and market competitiveness.

•                  Annual Performance Bonus — Expressed as a percentage of annual base salary and typically paid in cash, the annual performance bonus is calculated based on achievement levels against a weighted mix of annual corporate performance goals and individual performance goals that support the overall corporate goals — both quantitative and qualitative and at the discretion of the Mogo Board.

•                  Long-Term Incentives

•                  Mogo Options — Stock options are awarded annually at the Mogo Board’s discretion and typically vest over 4 years with an 8-year term. Stock options align executive compensation with shareholder interests as the value is dependent on post-vesting share price.

•                  Mogo RSUs — Restricted stock units are issued in limited amounts and only awarded to senior management, and typically vest over 3 years. Mogo RSUs are aligned with shareholder interests as their value depends on post-vesting share price.

In setting the annual performance objectives and evaluating executive compensation, Mogo considers each element carefully against relevant internal and market factors and the Mogo Board provides appropriate oversight with regard to the payment of short and long-term incentives to ensure alignment with Mogo Shareholders’ long-term interests.

Detailed Elements of Compensation Program

Mogo’s executive compensation consists primarily of three elements: base salary, annual bonus and long-term equity incentives (Mogo Options and Mogo RSUs).

Base Salary

Base salaries are reviewed annually based on individual performance and/or for market competitiveness. Additionally, base salaries can be adjusted as warranted throughout the year to reflect promotions or other changes in the scope or breadth of an executive’s role or responsibilities, as well as for market competitiveness.

The annualized base salaries of the NEOs that were employed by Mogo as at December 31, 2018 are set out in the table below.

David Feller, CEO	CAD$360,000 per annum
Gregory Feller, President and CFO	US$300,000 per annum
Thomas Groh, VP, Data	US$240,000 per annum
Macully Clayton, VP, Product	CAD$190,000 per annum
Justin Carter, VP, Growth	CAD$190,000 per annum

Annual Performance Bonus

It is the responsibility of the CGCNC to annually review and recommend to the Mogo Board the annual bonus, if any, to be paid to executives and employees based on previously set performance targets. For the year ended December 31, 2018, the Mogo Board set the corporate performance target for executives at 70% and the individual performance target at 30%. Each category included both quantitative and qualitative components. Included under the corporate performance targets were specific targets on annual revenue, EBITDA, members, product success, and stock price. Included under the personal performance were initiatives around fundraising, partnerships, operational effectiveness, culture & team and product & design.

The bonus multiplier is determined at the outset when the corporate and individual performance targets are approved by the Mogo Board. Each of the corporate and individual objectives are assigned appropriate weightings according to importance and impact on corporate performance for the year. Corporate weightings are the same across the executive team, however the individual weightings are dependent on the scope of responsibilities of the specific executive. Each corporate and individual objective has a threshold level of 75%, below which the multiplier is zero, a target level at 100% and a maximum, or exceptional performance level which would have a 120% multiplier that contributes to the overall bonus achievement.

The annual target bonus levels as a percentage of base salary for Mogo’s NEOs for the year ended December 31, 2018 were as follows:

David Feller, CEO	100% of annual base salary
Gregory Feller, President and CFO	100% of annual base salary
Thomas Groh, VP, Data	50% of annual base salary
Macully Clayton, VP, Product	35% of annual base salary
Justin Carter, VP, Growth	35% of annual base salary

Long-Term Equity Incentive Plans

Equity-based awards are an “at risk” element of compensation that allows us to reward Mogo’s team members, and specifically, Mogo’s executives for their sustained contributions to Mogo. In a highly competitive technology market, equity is an expected and important part of senior leadership compensation. Equity awards reward performance aligned with the creation of shareholder value and the continued employment of Mogo’s executive officers, with the associated benefits of attracting and retaining employees.

Mogo’s Option Plan allows all employees to participate at an appropriate level, with special focus on the executive team. The value of this incentive is driven by an increase in stock price over time, as we continue to achieve Mogo’s corporate objectives.

In 2015, the Mogo RSU Plan was established, which provides for additional equity opportunities for all employees, with special focus on Mogo’s executive team and senior management, further tying compensation to the creation of shareholder value.

The following table summarizes the number of Mogo Shares authorized for issuance from treasury under Mogo’s equity compensation plans as at December 31, 2018.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)(1)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)(1)
Equity compensation plans approved by securityholders	Mogo Options: 3,108,195 Mogo RSUs: 247,035	Mogo Options: $3.88 Mogo RSUs: N/A	Mogo Options: 691,805 Mogo RSUs: 181,776
Equity compensation plans not approved by securityholders	N/A	N/A	N/A

Total	Mogo Options: 3,108,195 Mogo RSUs: 247,035	Mogo Options: $3.88 Mogo RSUs: N/A	Mogo Options: 691,805 Mogo RSUs: 181,776

Note:

(1)   These securities include Mogo Shares issuable under the Mogo Option Plan and Mogo RSU Plan as of December 31, 2018.

No award may be made to Mogo’s insiders under the Mogo Option Plan or the Mogo RSU Plan if such award would result in: (i) the number of Mogo Shares issued from treasury to insiders pursuant to such plans, together with all of Mogo’s other share compensation arrangements, within any one year period, exceeding 10% of the outstanding Mogo Shares, or (ii) the number of Mogo Shares issuable to insiders pursuant to vested Mogo RSUs, together with the number of Mogo Shares issuable to insiders at any time pursuant to options granted under the Mogo Option Plan and all of Mogo’s other security-based compensation arrangements, exceeding 10% of the outstanding Mogo Shares. When used in this paragraph, the terms “insiders” and “security-based compensation arrangement” have the meanings ascribed thereto in the TSX rules for this purpose.

The Mogo Board does not award options or Mogo RSUs according to a prescribed formula or target. The CEO recommends to the CGCNC the proposed recipients of such grants from among the eligible participants and the proposed grant size, taking into consideration such factors as their position, scope of responsibility and historic and recent performance, previous grants, the value of the awards in relation to other elements of the individual’s total compensation and shareholdings, and market information. In determining the size of the grants the CGCNC may consider their payout and the competitiveness of Mogo’s total compensation relative to comparable companies in addition to the recommendation of the CEO. The CGCNC determines the grant size and terms to be recommended to the Mogo Board in respect of the CEO.

Mogo Option Plan

The Mogo Option Plan allows for the grant of incentive stock options to Mogo’s employees, directors, officers and consultants. The Mogo Board is responsible for administering the Mogo Option Plan, and the CGCNC makes recommendations to the Mogo Board in respect of matters relating to the Mogo Option Plan.

The aggregate number of Mogo Shares reserved for issuance under the Mogo Option Plan cannot exceed the greater of (i) 15% of the total number of all issued and outstanding Mogo Shares at the time of grant, and (ii) 3,800,000. As of the Record Date, Mogo has options to acquire 2,674,132 Mogo Shares outstanding pursuant to the Mogo Option Plan, which represents approximately 11.4% of the issued and outstanding Mogo Shares as of the Record Date. The number of options remaining available for grant is 1,125,868, which represents approximately 4.8% of the issued and outstanding Mogo Shares as of the Record Date.

The annual burn rate of the Mogo Option Plan for 2018 was 2.55%, for 2017 was 5.35%, and for 2016 was 6.18%. The annual burn rate is calculated by dividing the number of options granted during the applicable fiscal year by the weighted average number of Mogo Shares outstanding for the applicable fiscal year.

The maximum number of Mogo Shares issued to Mogo’s insiders within any one-year period and issuable to Mogo’s insiders at any time under the Mogo Option Plan, when combined with all of Mogo’s other security-based compensation arrangements, must not exceed 10% of Mogo’s total issued and outstanding Mogo Shares as at the applicable date of grant.

Unless otherwise determined by the Mogo Board at the time of or subsequent to grant, options granted under the Mogo Option Plan vest as follows: 1/4 vest on the first anniversary of the date of the grant and 1/48 vest at the end of each month following the first anniversary of the date of the grant with the result that the entire option will be vested and exercisable on the fourth anniversary of the grant. Mogo Options granted under the Mogo Option Plan may be exercised during the period specified in the Mogo Option Plan, which is generally eight years from the date of grant. The Mogo Option Plan also provides that, unless otherwise determined by the Mogo Board, options terminate within a period of time following the termination of employment, directorship or engagement as a consultant with Mogo or affiliates entities. Unless otherwise specified by the Mogo Board at the time of granting options, vested options will expire the earlier of the expiration of such options in accordance with their terms and: (a) if the holder retires, 90 days after the termination date (as defined in the Mogo Option Plan), (b) if the holder dies or becomes incapacitated, 120 days after such occurrence, (c) if the holder is terminated for cause, as of the termination date, (d) if the holder resigns, 30 days after the termination date, (e) if the holder is dismissed without cause, 90 days after the termination date, (f) if the holder is a consultant and there is termination (i) by Mogo for any reason other than for a material breach of the consulting agreement, (ii) by voluntary termination by the holder or (iii) due to the death or incapacity of the holder, 90 days from the termination date, (g) if the holder is a consultant and there is termination by Mogo for a material breach of the consulting agreement, as of the termination date, and (h) if the holder is a director or officer, 90 days following the termination date. The exercise price for options granted under the Mogo Option Plan is determined by the Mogo Board according to an approved formula and may not be less than the last closing price of the Mogo Shares on the TSX prior to the date of grant of such option.

The Mogo Option Plan provides that if options granted under the Mogo Option Plan would otherwise expire during a trading black-out period or within ten business days following the end of such period, the expiry date of such options are extended to the tenth business day following the end of the black-out period. Mogo Options granted under the Mogo Option Plan are not transferable, subject to limited exceptions in the event of the holder’s death or incapacity. The Mogo Board has overall authority for interpreting, applying, amending and terminating the Mogo Option Plan and can do so without shareholder approval except that the following amendments to the Mogo Option Plan or options issued thereunder cannot be made without the prior approval of the TSX and approval of the Mogo Shareholders: (i) a reduction in the exercise price of an option held by an insider of Mogo, (ii) an extension of the term of an option held by an insider of Mogo, (iii) any amendment to remove the insider participation limits described above, (iv) an increase in the maximum number of Mogo Shares issuable pursuant to options granted under the Mogo Option Plan; and (v) amendments to amending provision of the Mogo Option Plan.

On April 20, 2018, the Mogo Board approved certain amendments to the Mogo Option Plan including an increase in the maximum number of Mogo Shares reserved for issuance under the Mogo Option Plan from 3,200,000 to 3,800,000 and other house-keeping amendments to clarify the Mogo Board’s discretion to amend the vesting of options subsequent to grant and to include U.S. securities and tax disclosure for U.S. participants. On June 18, 2018, the Mogo Shareholders ratified and approved these amendments to the Mogo Option Plan.

Mogo RSU Plan

The Mogo RSU Plan allows for the grant of Mogo RSUs to Mogo’s directors, officers and employees. The purpose of the Mogo RSU Plan is to enhance Mogo’s ability to provide eligible directors, officers and employees with the opportunity to acquire Mogo RSUs to allow them to participate in Mogo’s long-term success and to promote a greater alignment of interests between Mogo’s directors, officers, employees, and shareholders. The Mogo Board, through the CGCNC, is responsible for administering the Mogo RSU Plan . The maximum aggregate number of Mogo Shares issuable from treasury by Mogo pursuant to the Mogo RSU Plan is 500,000, which represents approximately 2.12% of the issued and outstanding Mogo Shares as of the Record Date. This maximum number is subject to adjustment for changes in the number of Mogo Shares outstanding through subdivision, consolidation, reclassification, amalgamation, merger or otherwise. As of the Record Date, Mogo has Mogo RSUs to acquire 218,910 Mogo Shares outstanding pursuant to the Mogo RSU Plan, which represents approximately 0.93% of the issued and outstanding Mogo Shares as of the Record Date. The number of Mogo RSUs remaining available for grant is 181,776, which represents approximately 0.77% of the issued and outstanding Mogo Shares as of the Record Date. This takes into account the 99,314 Mogo RSUs that have vested and resulted in the issuance of 99,314 Mogo Shares as of the Record Date, which represents approximately 0.42% of the issued and outstanding Mogo Shares as of the Record Date.

The annual burn rate of the Mogo RSU Plan for 2018 was 0.89%, for 2017 was 0.39%, and for 2016 was 0.40%. The annual burn rate is calculated by dividing the number of Mogo RSUs awarded during the applicable fiscal year by the weighted average number of Mogo Shares outstanding for the applicable fiscal year.

The maximum number of Mogo Shares issued to Mogo’s insiders within any one-year period and issuable to Mogo’s insiders at any time under the Mogo RSU Plan, when combined with all of Mogo’s other security-based compensation arrangements, must not exceed 10% of Mogo’s total issued and outstanding Mogo Shares as at the applicable date of award.

Subject to the terms of the Mogo RSU Plan, we may from time to time award to any eligible person a number of Mogo RSUs deemed appropriate in respect of services rendered to Mogo by such person. Mogo RSUs consist of an award of units, each of which represents the right to receive one Mogo Share. The Mogo Board, through the CGCNC, has the discretion to determine the date upon which each Mogo RSU vests or any other vesting requirements provided, however, that each awarded Mogo RSU will vest not later than the third anniversary of its award date. Unless otherwise determined by the Mogo Board at the time of award of an RSU, 25% of each award of Mogo RSUs will vest on the first and second anniversaries of the award date and the balance will vest on the third anniversary of the award date. The Mogo Board has overall authority for interpreting, applying, amending and terminating the Mogo RSU Plan and can do so without shareholder approval except that the following amendments to the Mogo RSU Plan or Mogo RSUs issued thereunder cannot be made without the prior approval of the TSX and approval of the Mogo Shareholders: i) other than customary adjustments resulting from certain corporate changes, amendments to the Mogo RSU Plan that would increase the number of Mogo Shares issuable under the Mogo RSU Plan, ii) any amendment that would increase the number of Mogo Shares issuable to insiders under the Mogo RSU Plan, iii) any amendment that would increase the number of Mogo Shares issuable to directors under the Mogo RSU Plan ; and iv) amendments to amending provision of the Mogo RSU Plan.

Holders of Mogo RSUs will be entitled to accelerated vesting on certain events, including termination of service without cause or by reason of death, retirement. All unvested Mogo RSUs terminate if a holder’s employment or service terminates by reason of termination for cause. Subject to obtaining any requisite approval from the TSX or other regulatory authority, the Mogo Board may take any one or more actions relating to Mogo RSUs including, without limitation, accelerating vesting or providing for the conversion or exchange of any outstanding Mogo RSUs into or for Mogo RSUs or any other appropriate securities in any entity participating in or resulting from, a change of control transaction. Except as required by law, the rights of a participant under the Mogo RSU Plan are not capable of being assigned, transferred, alienated, sold, encumbered, pledged, mortgaged or charged and are not capable of being subject to attachment or legal process for the payment of any debts or obligations of the participant.

On April 20, 2018, the Mogo Board approved certain amendments to the Mogo RSU Plan including an increase in the number if Mogo Shares reserved for issuances under the Mogo RSU Plan from 200,000 to 500,000 and other house-keeping amendments to the Mogo RSU Plan to include U.S. securities and tax disclosure for U.S. participants. On June 18, 2018, the Mogo Shareholders ratified and approved these amendments to the Mogo RSU Plan .

Compensation Risk

The Mogo Board considers and assesses, as necessary, the implications of risks associated with Mogo’s compensation policies and practices and devotes such time and resources as it believes are appropriate and as are consistent with the CGCNC Charter, Mogo’s relatively limited operating history, size and current elements of executive compensation.

The Mogo Board and the CGCNC believe that the compensation structure for Mogo’s fiscal year ended December 31, 2018, as well as compensation policies and practices for the fiscal year ending December 31, 2017, constitute a well-balanced mix of base salary, short-term incentives and long-term incentives, and are designed to mitigate risk by:

•                  ensuring that Mogo retains its employees; and

•                  aligning the interests of its employees with the short-term and long-term objectives of Mogo and its shareholders.

Accordingly, the Mogo Board and the CGCNC have not, after consideration, identified any risk arising from Mogo’s compensation policies and practices that is reasonably likely to have a material adverse effect on Mogo.

Mogo prohibits officers and directors from engaging in short-term, speculative transactions involving Mogo Shares, Mogo Options, Mogo Warrants or other equity instruments held which are designed to profit from, hedge against, or offset, a decline in Mogo’s share price. This includes prohibiting hedging equity-based compensation positions in Mogo.

Performance Graph

The following graph and table compares the total cumulative shareholder return for the Mogo Shares with the cumulative returns of two TSX indices for the period commencing on June 25, 2015, the date on which Mogo completed its initial public offering (the “IPO”), and ending December 31, 2018, assuming an initial investment in Mogo Shares of $100 on June 25, 2015.

	June 25, 2015	Dec. 31, 2015	Dec. 31, 2016	Dec. 31, 2017	Dec. 31, 2018
Mogo Shares	$100.00	$41.46	$20.25	$66.46	$33.54
S&P/TSX Composite Index Total Return	$100.00	$88.83	$107.56	$117.34	$106.92
S&P/TSX Small Cap Index Total Return	$100.00	$84.21	$116.62	$119.83	$98.06

Compensation of NEOs

Summary Compensation Table

The following table sets out information concerning the compensation earned by the NEOs during the years ended December 31, 2018, 2017, and 2016.

					Non-equity Incentive Plan Compensation ($)
Name and Principal Position	Year	Salary	Share-based Awards(2)	Option-based Awards(3)	Annual incentive plans		Long-term incentive plans	All Other Compensation	Total Compensation
David Feller CEO	2018	$360,000.00	$73,750.00	$55,835.50	—	(4)	Nil	$1,708.08	$491,293.58
	2017	$360,000.00	$37,500.00	$271,050.16	$301,500.00		Nil	$1,484.64	$971,534.80
	2016	$360,000.00	Nil	$58,942.18	$155,000.00		Nil	$1,536.75	$575,478.93

Gregory Feller(1) President & CFO	2018	$388,710.00	$73,750.00	$55,835.50	—	(4)	Nil	$37,786.89	$556,082.39
	2017	$389,580.00	$37,500.00	$271,050.16	$315,000.00		Nil	$37,401.13	$1,050,531.29
	2016	$399,880.50	Nil	$58,942.18	$155,000.00		Nil	$40,192.84	$654,015.52

Thomas Groh(1) VP, Data	2018	$310,968.00	Nil	Nil	—	(4)	Nil	$13,886.59	$324,854.59
	2017	$311,664.00	Nil	$8,475.58	$50,000.00		Nil	$13,908.84	$384,048.42
	2016	$319,904.40	$4,718.75	$58,942.18	$29,600.00		Nil	$14,419.40	$427,584.73

Macully Clayton VP, Product	2018	$179,230.74	$59,000.00	$75,572.13	—	(4)	Nil	$2,691.43	$316,494.30
	2017	$149,991.98	$5,625.00	$16,951.15	$50,000		Nil	$1,290.60	$223,858.73
	2016	$119,999.89	$5,032.83	$11,788.44	$17,000		Nil	$1,209.59	$155,030.75

Justin Carter VP, Growth	2018	$176,538.44	$44,250.00	$51,195.74	—	(4)	Nil	$2,117.83	$274,102.01
	2017	$126,538.44	$5,625.00	$25,419.22	$50,000		Nil	$1,290.60	$208,873.26
	2016	$104,999.99	$2,831.25	$6,631.00	$17,000		Nil	$1,209.59	$132,671.83

Notes:

(1)   Gregory Feller and Thomas Groh are paid in US dollars (for 2018, these amounts were $300,000 and $240,000, respectively). The Canadian dollar equivalents expressed in the table above are based on the average US dollar to Canadian dollar exchange rate for posted by the Bank of Canada which was, CAD$1.332935 = US$1.00 for 2016, CAD $1.2986 = US$1.00 for 2017 and CAD $1.2957 = US$1.00 for 2018.

(2)   Represents grants of 25,000 Mogo RSUs each to David Feller and Gregory Feller, 20,000 to Macully Clayton and 15,000 to Justin Carter on May 9, 2018 assuming an award date fair value per Mogo RSU equal to $2.95.

(3)   The fair value of these stock options has been calculated at the time of grant using the Black Scholes option pricing model, based on the following assumptions for 2018: risk-free interest rate of 2.30%; expected life of 5 years; weighted expected stock price volatility of 50% and expected dividend yield of Nil.

(4)   The amounts of bonuses, if any, payable pursuant to Mogo’s annual performance bonus plan for 2018 have not been determined as of the date hereof.

Outstanding Share-based Awards and Option-based Awards

The following table sets out, for each of the NEOs, information concerning all option-based and share-based awards outstanding as of December 31, 2018.

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(2)
David Feller CEO	66,667	2.10	Nov 15, 2021	$72,000.36	7,500	$23,850.00
	116,666	10.00	June 25, 2023		25,000	$79,500.00
	100,000	1.78	Sept 12, 2024	$140,000.00
	100,000	4.44	June 7, 2025
	50,000	4.21	Sept 27, 2025
	50,000	3.88	May 9, 2026
Gregory Feller	66,667	2.10	Nov 15, 2021	$72,000.36	7,500	$23,850.00
President & CFO	100,000	10.00	June 25, 2023		25,000	$79,500.00
	100,000	1.78	Sept 12, 2024	$140,000.00
	100,000	4.44	Jun 7, 2025
	50,000	4.21	Sept 27, 2025

	50,000	3.88	May 9, 2026
Thomas Groh	66,667	2.10	Nov 15, 2021	$72,000.36	1,563	$4,970.34
VP, Data	18,750	1.78	Sept 12, 2024	$26,250.00
	5,000	4.21	Sept 27, 2025
Macully Clayton	13,333	2.10	15-Nov-21	$14,399.64	1,667	$5,301.06
VP, Product	20,000	1.78	12-Sep-24	$28,000.00	1,125	$3,577.50
	10,000	4.21	27-Sep-25		20,000	$63,600.00
	67,667	3.88	9-May-26
Justin Carter	16,667	2.10	15-Nov-21	$18,000.36	939	$2,986.02
VP, Growth	8,333	5.25	15-Dec-22		1,125	$3,577.50
	11,250	1.78	12-Sep-24	$15,750.00	15,000	$47,400.00
	15,000	4.21	27-Sep-25
	45,843	3.88	9-May-26

Notes:

(1)   The value of unexercised in-the-money options is calculated based on the difference between the strike price of the option and the closing market price of the Mogo Shares on December 31, 2018, being $3.18 per share.

(2)   The market or payout value of share-based awards that have not vested is calculated based on the closing market price of the Mogo Shares on December 31, 2018, being $3.18 per share. The method of settlement of these share-based awards is in Mogo Shares.

Value Vested or Earned During the Year

The following table sets out, for each of the NEOs, a summary of the value of option-based and share-based awards vested or of non-equity plan incentive compensation during the fiscal year ended December 31, 2018.

Name	Option-based awards — Value vested during the year ended December 31, 2018 (1)	Share-based awards — Value vested during the year ended December 31, 2018 (2)	Non-equity incentive plan compensation — Value earned during the year ended December 31, 2018
David Feller CEO	$65,536.83	$12,025.00	$301,500.00
Gregory Feller President & CFO	$65,536.83	$12,025.00	$315,000.00
Thomas Groh VP, Data	$11,477.49	$33,922.07	$50,000.00
Macully Clayton VP, Product	$14,009.09	$5,810.48	$50,000.00
Justin Carter VP, Growth	$9,910.81	$4,059.64	$50,000.00

Notes:

(1)   The value of the vested option-based awards is calculated based on the difference between the closing market price of the Mogo Shares on the vesting date and the exercise price of the vested option.

(2)   The value of the vested share-based awards is calculated based on the closing market price of the Mogo Shares on the date the Mogo Shares vested. The amounts represent the number of vested share-based awards multiplied by the market price of the Mogo Shares on the vesting date.

Employment Agreements and Termination and Change of Control Benefits

Each of the NEOs has entered into an employment agreement with Mogo. Those employment agreements include provisions regarding base salary, annual bonuses, eligibility for benefits, confidentiality and ownership of intellectual property, among other things. Certain of the employment agreements contain termination and change of control benefits. Upon termination of employment without cause or by the NEO for good reason, Mr. David Feller and Mr. Gregory Feller are entitled to twenty-four months’ notice or pay in lieu of notice calculated on base salary. Messrs. Feller employment agreements provide for continued benefit coverage for the duration of the notice period and provide for option vesting for the duration of the notice period and payment in respect of eligible bonuses. Pursuant to the terms of his respective employment agreement, upon termination of employment without cause or following a change of control, Mr. Thomas Groh is not entitled to any severance amount as his employment agreement is aligned with California’s “at-will employment” legislation. Upon termination of employment without cause, Mr. Macully Clayton is entitled to one month of notice or base salary and continued benefits coverage per completed year of service up to a maximum of 16 months and Mr. Justin Carter is entitled to one month of notice or base salary and continued benefits coverage per completed year of service up to a maximum of 18 months.

In addition, Messrs. Feller employment agreements contains a provision entitling them to full acceleration of vesting of any stock options previously granted to them upon a ‘Change in Control’, as defined in the Mogo Option Plan. Messrs. Clayton and Carter employment agreements contain a change of control provision entitling them to their regular severance and an additional twelve months of severance should good reason arise within twelve months of a change of control.

The following table details the payments that each NEO would have been eligible to receive under the terms of their employment agreement upon an involuntary termination without cause, termination by the NEO for good reason or a termination following a change of control, as applicable, if such termination occurred on December 31, 2018:

Name	Involuntary Termination Without Cause or Termination by NEO for Good Reason	Termination Following Change of Control
David Feller CEO (1)	$1,334,915.96	Nil
Gregory Feller President & CFO (1)	$1,479,875.58	Nil
Thomas Groh VP, Data	Nil	Nil
Macully Clayton VP, Product(2) (3)	$145,565.94	$351,739.93
Justin Carter VP, Growth(2) (3)	$291,131.88	$481,131.88

Notes:

(1)   The severance calculation for David Feller and Gregory Feller includes 24 months of their base salaries, benefits premiums and an average of 2016/2017 bonus amounts.

(2)   The severance calculation for Macully Clayton and Justin Carter includes 9 and 18 months of their base salaries and benefits premiums respectively.

(3) The Change of Control calculation for Macully Clayton and Justin Carter includes their regular severance amount and an additional 12 months of base salary.

Director Compensation

The directors’ compensation program is designed to attract and retain qualified individuals to serve on the Mogo Board. As non-executive directors, Messrs. Varshney, Bosrock and Mohamed are paid an annual retainer fee of $24,000 plus $500 per formal Mogo Board or committee meeting they attend. A non-executive director who serves as chair of the Audit Committee receives an additional $20,000 and a non-executive director who serves as chair of the CGCNC receives an additional $10,000. All directors are entitled to reimbursement for expenses incurred by them in their capacity as directors and are eligible to receive stock options and Mogo RSUs under the Mogo Option Plan and Mogo RSU Plan, respectively.  David Feller and Gregory Feller, our executive directors, are not paid for their services as directors.

Director Compensation Table

The following table provides information regarding compensation paid to Mogo’s non-employee directors during the financial year ended December 31, 2018.

Name	Fees earned	Option-based Awards(1)	All Other Compensation(2)	Total Compensation
Minhas Mohamed	$50,585.00	$11,169.72	$29,500.00	$91,254.72
Praveen Varshney	$32,225.52	$11,169.72	$29,500.00	$72,895.24
Matthew Bosrock	$19,000.00	$55,835.49	—	$74,835.49

Note:

(1)   The fair value of these stock options has been calculated at time of issue using the Black Scholes option pricing model, based on the following assumptions for 2018: risk free interest rate of 1.39%; expected life of 5 years; weighted expected stock price volatility of 50% and expected dividend yield of Nil.

(2)   Represents grants of 10,000 RSUs each to Minhas Mohamed and Praveen Varshney on May 9, 2018 assuming an award date fair value per RSU equal to $2.95.

Outstanding Share-based Awards and Option-based Awards

The following table sets out, for each of the non-employee directors, information concerning all option-based awards outstanding as of December 31, 2018.

	Option-Based Awards
	Number of Securities Underlying Unexercised Options	Option Exercise Price	Option	Value of Unexercised In-the-Money Options	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested
Name	(#)	($)	Expiration Date	($)(1)	(#)	($)(2)
Minhas Mohamed	16,667	2.10	Feb 21, 2022	$18,000.36	10,000	$31,800
	8,333	9.15	Mar 10, 2023
	30,000	1.78	Sept 12,2024	$42,000.00
	20,000	1.89	Nov 14, 2024	$25,800.00
	15,000	4.21	Sept 27, 2025
	10,000	3.88	May 9, 2026
Praveen Varshney	16,667	2.10	Feb 21, 2022	$18,000.36	10,000	$31,800
	30,000	1.78	Sept 12, 2024	$42,000.00
	20,000	1.89	Nov 14, 2024	$28,800.00
	15,000	4.21	Sept 27, 2017
	10,000	3.88	May 9, 2026
Matthew Bosrock	50,000	3.88	May 19, 2026

Note:

(1)   The value of unexercised in-the-money options is calculated based on the difference between the strike price of the option and the closing market price of the Mogo Shares on December 31, 2018, being $3.18 per share.

(2)   The market or payout value of share-based awards that have not vested is calculated based on the closing market price of the Mogo Shares on December 31, 2018, being $3.18 per share. The method of settlement of these share-based awards is in Mogo Shares

Value Vested or Earned During the Year

The following table sets out, for each of the non-employee directors, a summary of the value of option-based awards vested during the fiscal year ended December 31, 2018.

Name	Option-based awards — Value vested during the year ended December 31, 2018 ($)(1)
Minhas Mohamed	$10,888.76
Praveen Varshney	$10,888.76
Matthew Bosrock	$1,187.88

Note:

(1)   The value of the vested option-based awards is calculated based on the difference between the closing market price of the Mogo Shares on the vesting date and the exercise price of the vested option.

Indemnification and Insurance

Mogo maintains director and officer liability insurance and errors and omissions insurance. In addition, Mogo has entered into indemnification agreements with each of its directors. The indemnification agreements require that Mogo indemnify and hold the indemnitees harmless to the greatest extent permitted by law for liabilities arising out of the indemnitees’ service to Mogo as directors and officers, provided that the indemnitees acted honestly and in good faith and in a manner the indemnitees reasonably believed to be in or not opposed to Mogo’s best interests and, with respect to criminal and administrative actions or proceedings that are enforced by monetary penalty, the indemnitees had no reasonable grounds to believe that his or her conduct was unlawful. The indemnification agreements also provide for the advancement of defense expenses to the indemnitees by Mogo.

CORPORATE GOVERNANCE

Board of Directors

Overview

Mogo’s articles provide that the number of directors is determined by the Mogo Board from time to time, subject to a minimum of three directors. The number of directors is currently set at five. If the number of directors has not been determined by the Mogo Board, it will be equal to the number of directors holding office immediately following the most recent election or appointment of directors. The articles also provide the Mogo Board with the power to appoint one or more additional directors, provided that the total number of directors so appointed may not exceed one-third of the then-current number of directors.

The Mogo Board is responsible for supervising the management of Mogo’s business and affairs. The Mogo Board has adopted a formal mandate setting out its stewardship responsibilities, including its responsibilities for the appointment of management, management of the Mogo Board, strategic and business planning, monitoring of financial performance, financial reporting, risk management, and oversight of Mogo’s policies and procedures, communications and reporting and compliance. A copy of the Mogo Board mandate is attached as Appendix K to this Circular.

The Mogo Board is currently composed of five directors: David Feller, Gregory Feller, Praveen Varshney, Matthew Bosrock, and Minhas Mohamed.

The Mogo Board has established an Audit Committee and the CGCNC, and has approved charters for each of these committees, which are described below. The Mogo Board has delegated to the applicable committee those duties and responsibilities set out in each committee’s charter. The Mogo Board mandate, as well as the charters of the various Mogo Board committees, set out in writing the responsibilities of the Mogo Board and the Committees for supervising the CEO.

Independence

The Mogo Board is composed of five directors, three of whom are independent under applicable Canadian and U.S. standards. Under NI 52-110, an independent director is one who is free from any direct or indirect relationship which could, in the view of the Mogo Board, be reasonably expected to interfere with a director’s exercise of independent judgment. Under the rules of the NASDAQ, an independent director is someone other than an executive officer or employee of Mogo or any other individual having a relationship which, in the opinion of the Mogo Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The Mogo Board has determined that David Feller and Gregory Feller, executive officers of Mogo, are not considered independent under the foregoing standards. Each of Minhas Mohamed, Praveen Varshney, and Matthew Bosrock is considered independent under the foregoing standards. David Feller serves as the Mogo Board Chair and chairs all Mogo Board meetings and, if and when necessary, acts as a spokesperson on behalf of the Mogo Board in dealing with the press and members of the public. The responsibilities and duties of the Mogo Board are described in detail in respective position descriptions developed by the Mogo Board.  The Mogo Board does not have a lead director who is independent.  The Mogo Board is of the view that appropriate structures and procedures are in place to allow the Mogo Board to function independently of management while continuing to provide Mogo with the benefit of having a Mogo Board Chair with extensive experience and knowledge of Mogo’s business.  The independent directors are all experienced directors and fully versed in corporate governance issues.  The independent directors are given an opportunity at each Mogo Board meeting to meet independently of the non-independent directors and encouraged to discuss issues privately.  To the extent additional leadership among the independent directors is necessary, the independent directors collectively draw on their years of relevant corporate experience. See “Particulars of Matters to be Acted Upon — Election of Directors — Biographies”.

The Mogo Board delegates a number of responsibilities to the Audit Committee and the CGCNC. Both Committees are comprised solely of independent directors under applicable Canadian and U.S. standards. In addition, where potential conflicts arise during a director’s tenure on the Mogo Board, such conflicts are expected to be immediately disclosed to the Mogo Board.

We have taken steps to ensure that adequate structures and processes are in place to permit the Mogo Board to function independently of Mogo’s management. The Mogo Board holds regularly scheduled meetings as well as ad hoc meetings from time to time. In the course of meetings of the Mogo Board or committees of the Mogo Board, the independent directors hold in camera sessions at which neither non-independent directors nor officers of Mogo are in attendance.

The Mogo Board has also approved written position descriptions for the chair of each of the Mogo Board’s committees and Mogo’s CEO.

Other Directorships

The following directors of Mogo are also directors of other reporting issuers (or the equivalent) in Canada or a foreign jurisdiction:

Name of Director	Name of Reporting Issuer and Exchange
Praveen Varshney(1)

AAJ Capital 1 Corp., TSX Venture Exchange

BetterU Education Corp., TSX Venture Exchange

Bluerock Ventures Corp., NEX

ZincX Resources Corp., TSX Venture Exchange

Good Life Networks Inc., TSX Venture Exchange

Cryptanite Blockchain Technologies Corp., CSE

Note:

(1)   We do not consider Mr. Varshney to be over-boarded given his perfect meeting attendance record at Mogo and the value of his contributions to Mogo, as assessed by the CGCNC.

Meeting Attendance

In 2018, the Mogo Board held 11 meetings, with 100% attendance by all directors with the exception of Mr. Bosrock, who missed one meeting. The Audit Committee held 5 meetings and the CGCNC held 4 meetings, with 100% attendance by all committee members.

Orientation and Continuing Education

Mogo’s CEO and CGCNC are responsible for providing new directors with an orientation program to explain, among other things, Mogo’s business, Mogo’s financial situation, Mogo’s strategic planning, and Mogo’s approach to corporate governance. New directors are given the opportunity to become familiar with Mogo by meeting with other directors as well as officers and employees of Mogo and all directors are allowed access to management personnel to discuss matters of interest. All new directors are provided with copies of Mogo’s written charters and corporate policies. Mogo’s CEO is responsible for generating continuing education opportunities that are relevant to their role as directors. Management periodically makes presentations to the directors on various topics, trends and issues related to Mogo’s activities during meetings of the Mogo Board or its committees, which are intended to help the directors constantly improve their knowledge about Mogo and Mogo’s business. In addition, Mogo’s directors maintain the skill and knowledge necessary to fulfill their obligations from a variety of outside advisors as new issues or opportunities arise, including with respect to corporate governance matters.

Code of Conduct

The Mogo Board has adopted a written Code of Business Conduct and Ethics (the “Code”) that applies to directors, officers, advisors, and employees. The objective of the Code is to provide guidelines for enhancing Mogo’s reputation for honesty, integrity, loyalty, and the faithful performance of undertakings and obligations. The Code addresses conflicts of interest, respectful workplace expectations (including the topics of harassment, bullying and discrimination), use of company assets, inventions, use of Mogo email and internet services, disclosure, corporate opportunities, confidentiality, fair dealing, and compliance with laws. As part of Mogo’s Code, any person subject to the Code is required to avoid any activity, interest (financial or otherwise) or relationship that would create or appear to create a conflict of interest.

Mogo’s directors are responsible for monitoring compliance with the Code, for regularly assessing its adequacy, for interpreting the Code in any particular situation, and for approving changes to the Code from time to time.

Directors, executive officers and employees are required by applicable law and Mogo’s corporate governance practices and policies to promptly disclose any potential conflict of interest that may arise. If a director or executive officer has a material interest in an agreement or transaction, applicable law and principles of sound corporate governance require them to declare the interest in writing and where required by applicable law, to abstain from voting with respect to such agreement or transaction.

A copy of the Code may be obtained by contacting us and is available for review at http://investors.mogo.ca by clicking on the link entitled Company, followed by Corporate Governance.

We have also adopted an Insider Trading Policy, a Confidentiality and Disclosure Policy, and a Whistleblower Policy, which complement the obligations of Mogo’s directors, officers and employees under the Code.

Under Mogo’s Insider Trading Policy, Mogo’s directors, officers and employees are prohibited from engaging in the following transactions with respect to the Mogo Securities: (a) selling short; or (b) trading in call or put options.

Board Committees

Audit Committee

Mogo’s Audit Committee consists of three directors, all of whom are independent under applicable Canadian and U.S. standards. They are also all financially literate in accordance with NI 52- 110 and with the rules of the NASDAQ. The members of the Audit Committee are Minhas Mohamed (Chair), Praveen Varshney and Matthew Bosrock.

For the purposes of NI 52-110, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer’s financial statements. For the purposes of the rules of the NASDAQ, a member of the Audit Committee must be able to read and understand fundamental financial statements, including Mogo’s balance sheet, income statement, and cash flow statement. All members of the Audit Committee have experience reviewing financial statements and dealing with related accounting and auditing issues. The education and experience of each member of the Audit Committee relevant to the performance of his duties as a member of the Audit Committee can be found under the heading “Particulars of Matters to be Acted Upon — Election of Directors”.

The Mogo Board has adopted a written charter for the Audit Committee. The mandate of the Audit Committee is to assist the Mogo Board in fulfilling its financial oversight obligations, including the responsibility: (1) to identify and monitor the management of the principal risks that could impact the financial reporting of Mogo, (2) to monitor the integrity of Mogo’s financial reporting process and Mogo’s internal accounting controls regarding financial reporting and accounting compliance; (3) to oversee the work, independence, objectivity, and performance of Mogo’s external auditor; (4) to review with financial management and the external auditors the quarterly unaudited financial statements and management discussion and analysis before release to the public; and (5) to provide an open avenue of communication between the external auditors, the Mogo Board and Mogo’s management.

A copy of the charter of the Audit Committee is attached as Appendix A to the Mogo AIF.

Corporate Governance, Compensation and Nominating Committee

The Mogo Board has appointed the CGCNC comprising of three independent directors under applicable Canadian and U.S. standards. The members of the CGCNC are Praveen Varshney (Chair), Matthew Bosrock and Minhas Mohamed. The Mogo Board has determined that the composition of the CGCNC is appropriate, given that all of the members are independent. All members of the CGCNC have the necessary experience to enable them to make decisions on the suitability of Mogo’s compensation policies and practices. Each CGCNC member’s relevant experience is set out in their respective biographies under the heading “Particulars of Matters to be Acted Upon — Election of Directors — Biographies”.

Pursuant to the charter of the CGCNC, its mandate is to assist Mogo’s directors in carrying out the Mogo Board’s oversight responsibility for (i) overseeing Mogo’s human resources and compensation policies and processes, (ii) demonstrating to Mogo Shareholders that the compensation of the directors who are also Mogo’s employees is recommended by directors who have no personal interest in the outcome of decisions of the CGCNC and who will have due regard to the interests of all of Mogo Shareholders, (iii) ensuring that Mogo’s strategic direction is reviewed annually, and (iv) ensuring that the Mogo Board and each of its committees carry out their respective functions in accordance with an appropriate process.

The primary responsibilities of the CGCNC with respect to compensation are to make recommendations to the Mogo Board in respect of: (1) compensation policies and guidelines; (2) management incentive and perquisite plans and any non-standard remuneration plans; (3) senior management, executive and officer compensation; and (4) Mogo Board compensation matters. In carrying out these responsibilities, the CGCNC (1) annually reviews and approves the corporate goals and objectives for the CEO and evaluates the CEO’s performance in light of those corporate goals and objectives with respect to the CEO’s compensation level; (2) annually assesses and makes a recommendation to the Mogo Board with regard to the competitiveness and appropriateness of the compensation package, including regular, incentive and equity-based compensation, of the CEO, all other officers of Mogo and such other key employees of Mogo as may be identified by the CEO and approved by the Committee; (3) annually prepares or reviews the report on executive compensation and compensation discussion and analysis required to be disclosed in Mogo’s information circular or any other compensation matter required to be publicly disclosed by Mogo; (4) periodically reviews the compensation philosophy statement of Mogo and makes recommendations for changes to the Mogo Board as considered appropriate; (5) annually reviews and recommends the aggregate bonus pools to be made available under Mogo’s incentive compensation plans for employees and officers; (6) when requested by the CEO, reviews and makes recommendations to the Mogo Board regarding short term incentive or reward plans and, to the extent delegated by the Mogo Board, approves awards to eligible participants; and (7) reviews and makes recommendations to the Mogo Board regarding the structure and implementation of incentive stock option plans including the grant ranges by position level, restricted share unit plans, performance share unit plans, or any other long term incentive plans. The CGCNC is also directly responsible for the appointment, compensation and oversight of the work of any compensation consultant, legal counsel and other advisor retained by the Committee. More information on the process by which compensation for Mogo’s directors and officers is determined as set forth under the headings “Statement of Executive Compensation — Compensation of NEOs” and “Statement of Executive Compensation — Director Compensation”.

In addition, the CGCNC is responsible for overseeing and assessing the functioning of the Mogo Board, its committees and individual directors, and for the development, recommendation to the Mogo Board, implementation and assessment of effective corporate governance principles.

Identifying New Candidates for Mogo’s Board

The Mogo Board has delegated to the CGCNC the responsibility for developing and recommending to the Mogo Board criteria that are deemed necessary for prospective director candidates. The CGCNC is responsible for identifying candidates for directorship and recommending that the Mogo Board select qualified director candidates for election to the Mogo Board. To determine the criteria for director selection, the CGCNC maintains a Competency Matrix which is reviewed and updated annually. The Competency Matrix along with annual director evaluations allow the CGCNC to consider what competencies and skills the Mogo Board should possess and potential candidates are assessed against this criteria with attention to characteristics that would complement the existing Mogo Board. Further details about the process by which the Mogo Board identifies new candidates for board nomination are set out in the CGCNC Charter and Mogo’s Diversity Policy.

Majority Voting Policy

Mogo has adopted a majority voting policy in director elections that will apply at any meeting of Mogo Shareholders where an uncontested election of directors is held. Pursuant to this policy, if the number of proxy votes withheld for a particular director nominee is greater than the votes for such director, the director nominee will be required to submit his or her resignation as a director to the Chair of the Mogo Board immediately following the applicable shareholders’ meeting. Following receipt of the resignation, the CGCNC will consider whether or not to accept the offer of resignation and make a recommendation to the Mogo Board. The CGCNC is required to recommend that the Mogo Board accept the resignation absent exceptional circumstances. Within 90 days following the applicable shareholders’ meeting, the Mogo Board will publicly disclose in a news release their decision to accept or reject the applicable director’s resignation, including the reasons for rejecting the resignation, if applicable. The Mogo Board is required to accept the resignation absent exceptional circumstances. A director who tenders his or her resignation pursuant to this policy will not be permitted to participate in any meeting of the Mogo Board or the CGCNC at which the resignation is considered. A copy of the majority voting policy is available for review at http://investors.mogo.ca by clicking on the link entitled Company, followed by Corporate Governance.

Assessments

As described above, the CGCNC is responsible for overseeing and assessing the functioning of the Mogo Board and the committees of the Mogo Board. The CGCNC must annually review, evaluate and make recommendations to the Mogo Board with regard to the size, composition and role of the Mogo Board and its committees (including the type of committees to be established) and the methods and processes by which the Mogo Board, committees and individual directors fulfill their duties and responsibilities, including the methods and processes for evaluating the Mogo Board, committee and individual director effectiveness.

Term Limits

Mogo has not adopted term limits for directors of Mogo. The Mogo Board believes that the need to have experienced directors who are familiar with the business of Mogo must be balanced with the need for renewal, fresh perspectives and a healthy skepticism when assessing management and its recommendations. In addition, as mentioned above, the Mogo Board undertakes an assessment process that evaluates its effectiveness.

While term limits can help ensure the Mogo Board gains fresh perspective, imposing this restriction means the Mogo Board would lose the contributions of longer serving directors who have developed a deeper knowledge and understanding of Mogo over time. The Mogo Board believes that term limits have the disadvantage of losing the contribution of directors who have been able to develop, over a period of time, increasing insight into Mogo and its operations and thereby provide an increasing contribution to the Mogo Board as a whole. There is also little empirical evidence that a director’s ability to act independently of management declines after any specific period of service.

Diversity

Mogo recognizes and embraces the benefits of having diversity on the Mogo Board and in Mogo’s senior management. Women represent 50% of senior management roles (based on Executive Officer, Vice President and Senior Director positions). There are currently no women on the Mogo Board.

Mogo has adopted a Diversity Policy, which recognizes that it is important to ensure that members of the Mogo Board and Mogo’s senior management provide the necessary range of perspectives, experience and expertise required to achieve Mogo’s objectives and deliver value for Mogo’s stakeholders. The Diversity Policy is not limited to the identification and nomination of women directors to the Mogo Board but requires that the Mogo Board generally considers diversity of race, ethnicity, gender, age, and cultural background in evaluating candidates for Mogo Board membership. Mogo also recognizes that the Mogo Board and its senior management appointments must be based on performance, ability, merit, and potential. Therefore, Mogo ensures a merit based competitive process for appointments. Mogo’s commitment to diversity includes ensuring that diversity is fully considered by the CGCNC in identifying, evaluating and recommending appointees/nominees to the Mogo Board.

With respect to Mogo Board composition and executive officer appointments, on an annual basis, the CGCNC (i) assesses the effectiveness of the Mogo Board and executive officer appointment/nomination processes at achieving Mogo’s diversity objectives; and (ii) considers and, if determined advisable, recommends to the Mogo Board for adoption, measurable objectives for achieving diversity on the Mogo Board and the executive management team.

Mogo has not adopted targets regarding the representation of women on the Mogo Board or in executive officer positions. Mogo does not believe that any director nominee or candidate for an executive officer position should be chosen nor excluded solely or largely because of gender. Rather, directors and executive officers are recruited based on their ability and contributions. Moreover, in selecting a director nominee or a candidate for an executive officer position, Mogo considers the skills, expertise and background that would complement the existing board or management team, as applicable.

INFORMATION CONCERNING MOGO

Documents Incorporated by Reference

Information in respect of Mogo and its subsidiaries has been incorporated by reference in this Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request, without charge, from the Vice President & General Counsel of Mogo at 401 West Georgia Street, Suite 2100, Vancouver, British

Columbia, V6B 5A1, telephone: (604) 659-4380. These documents are also available on SEDAR at www.sedar.com and with the SEC at www.sec.gov.

The following documents of Mogo, filed by Mogo with the securities commissions or similar authorities in Canada, are specifically incorporated by reference into and form an integral part of this Circular:

(a)                                 the Mogo AIF;

(b)                                 Mogo’s audited annual consolidated financial statements for the fiscal year ended December 31, 2018, together with the notes thereto and the independent auditors’ report thereon;

(c)                                  Mogo’s management’s discussion and analysis for the fiscal year ended December 31, 2018;

(d)                                 the Arrangement Agreement;

(e)                                  the amending agreement to the Arrangement Agreement dated May 13, 2019 between Mogo and Difference; and

(f)                                   Mogo’s material change report dated April 18, 2019, announcing the Arrangement Agreement.

Any documents of the type described in Section 11.1 of Form 44-101F1 — Short Form Prospectus filed by Mogo with a securities commission or any similar authority in Canada after the date of this Circular and prior to the Effective Date, are deemed to be incorporated by reference in this Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular, to the extent that a statement contained in this Circular or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Circular, except as so modified or superseded.

Overview

Mogo, a Vancouver-based financial technology company, is a digital challenger to the banks in Canada, empowering consumers with simple solutions to help them manage their financial health. Users can sign up for a free MogoAccount in only three minutes and get access to six products including free credit score monitoring, identity fraud protection, digital spending account with the Mogo Platinum Prepaid Visa® Card, digital mortgage experience, the MogoCrypto account, the first product within MogoWealth, which enables the buying and selling of bitcoin, and access to smart consumer credit products. The platform has been engineered to deliver a best-in-class digital experience, with best-in-class financial products all through one account. With more than 800,000 members and a marketing partnership with Canada’s largest news media company, Mogo continues to execute on its vision of becoming the go-to financial app for the next generation of Canadians.

Further information relating to Mogo is contained in the Mogo AIF, which is incorporated by reference into this Circular, and is available under Mogo’s profile on SEDAR at www.sedar.com and with the SEC at www.sec.gov. See “Documents Incorporated by Reference”.

Consolidated Capitalization

There have been no material changes in the consolidated share and loan capital of Mogo from December 31, 2018 to the date of this Circular.

Prior Sales

In the twelve-month period prior to the date of this Circular, Mogo has issued the following securities:

Date of Issuance/Grant of Security	Price Per Security/Exercise Price per Security ($)	Number and Type of Securities Issued/Granted	Reason for Issuances of Security
May 16, 2018	$3.23	1,250 Common Shares	Mogo RSU Vesting
May 17, 2018	$1.78	23,437 common Shares	Mogo Option Exercise
May 31, 2018	$3.30	195,088 Common Shares	Convertible Debenture Interest Payment
June 12, 2018	$1.78	23,437Common Shares	Mogo Option Exercise
June 28, 2018	$3.63	8,333 Common Shares	Mogo RSU Vesting
July 13, 2018	$1.89	3,750 Common Shares	Mogo Option Exercise
July 20, 2018	$1.78	7,000 Common Shares	Mogo Option Exercise
July 27, 2018	$3.21	1,200 Common Shares	Mogo Option Exercise
July 31, 2018	$3.21	8,036 Common Shares	Mogo Option Exercise
July 31, 2018	$1.78	3,125 Common Shares	Mogo Option Exercise
July 31, 2018	$3.07	4,062 Common Shares	Mogo Option Exercise
July 31, 2018	$4.21	832 Common Shares	Mogo Option Exercise
August 15, 2018	$1.78	5,000 Common Shares	Mogo Option Exercise
August 20, 2018	$4.67	20,378 Common Shares	Mogo RSU Vesting
September 12, 2018	$3.21	1,375 Common Shares	Mogo Option Exercise
September 12, 2018	$1.78	1,093 Common Shares	Mogo Option Exercise
September 19, 2018	$1.78	7,577 Common Shares	Mogo Option Exercise
November 22, 2018	$1.78	1,641 Common Shares	Mogo Option Exercise
November 30, 2018	$1.78	56 Common Shares	Mogo Option Exercise
November 30, 2018	$3.76	172,182 Common Shares	Convertible Debenture Interest Payment
December 5, 2018	$1.78	500 Common Shares	Mogo Option Exercise
December 13, 2018	$1.89	60,000 Common Shares	Mogo Option Exercise
January 17, 2019	$1.78	875 Common Shares	Mogo Option Exercise
February 5, 2019	$2.31	100,000 Common Shares	Mogo Option Exercise
February 6, 2019	$1.78	10,000 Common Shares	Mogo Option Exercise
February 11, 2019	$2.10	65,000 Common Shares	Mogo Option Exercise
February 11, 2019	$1.78	56,250 Common Shares	Mogo Option Exercise
February 27, 2019	$2.10	35,000 Common Shares	Mogo Option Exercise
February 27, 2019	$3.06	28,125 Common Shares	Mogo RSU Vesting
April 25, 2019	$1.78	5,500 Common Shares	Mogo Option Exercise
April 25, 2019	$1.89	7,500 Common Shares	Mogo Option Exercise

Trading Price and Volume

The Mogo Shares have been listed and posted for trading on the TSX under the symbol “GO” from June 25, 2015 to November 13, 2016 and under the symbol “MOGO” since November 14, 2016. The Mogo Shares have been listed on the NASDAQ under the symbol ‘MOGO’ since April 18, 2018.

The following table sets forth, for the periods indicated, the reported high and low quotations and the aggregate volume of trading of the Mogo Shares on the TSX from March 1, 2018 up to and including May 13, 2019:

	Price ($)
Month	High	Low	Volume
May 2018	$3.79	$2.85	2,002,257
June 2018	$4.35	$3.25	2,833,204
July 2018	$4.50	$3.59	1,774,223
August 2018	$5.12	$4.06	2,452,548
September 2018	$4.85	$3.59	1,136,379
October 2018	$4.02	$3.14	1,354,585
November 2018	$4.30	$3.37	1,986,881
December 2018	$4.14	$2.71	1,839,594
January 2019	$3.20	$2.76	744,964
February 2019	$3.25	$2.90	1,083,580
March 2019	$3.80	$3.04	1,014,222
April 2019	$5.13	$3.02	3,789,869
May 1, 2019 — May 13,2019	$5.23	$4.20	845,405

The closing price of the Mogo Shares on the TSX on May 13, 2019 was $4.21. The closing price of the Mogo Shares on the TSX on April 12, 2019, the last trading day prior to the announcement of the Arrangement, was $3.08.

If the Arrangement is completed, all of the Mogo Shares will be owned by Difference and will be delisted from the TSX and NASDAQ, subject to the rules and policies of the TSX and NASDAQ.

Dividends and Distributions

Mogo has never declared dividends on the Mogo Shares. Mogo intends to reinvest all future earnings in order to finance the development and growth of its business. As a result, Mogo does not intend to pay dividends on Mogo Shares in the foreseeable future. Any future determination to pay dividends will be at the discretion of the Mogo Board and will depend on the financial condition, business environment, operating results, capital requirements, any contractual restrictions on the payment of dividends and any other factors that the Mogo Board deems relevant. Restrictive covenants under Mogo’s credit facilities may, among other things, impose limitations or restrictions on Mogo’s ability to pay dividends.

Risk Factors

The operations of Mogo are subject to risks due to the nature of its business, which is a growth-oriented fintech organization. An investment in Mogo Shares involves significant risks, which should be carefully considered by Mogo Shareholders. In addition to information set out elsewhere, or incorporated by reference, in this Circular, Mogo Shareholders should carefully consider the risk factors set forth on under the section “Risk Factors” in the Mogo AIF, incorporated by reference herein.

The risk factors that are identified in this Circular and the documents incorporated by reference are not exhaustive and other factors may arise in the future that are currently not foreseen by management of Mogo that may present additional risks in the future.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There was no indebtedness owed to Mogo during the fiscal year ended December 31, 2018 by any individual who was a director, executive officer and senior officer of Mogo (and any associate of the foregoing), except that Mr. David Feller borrowed $15,000 liquid money at 16.9% to test the customer experience and as of December 31, 2018, his loan principal outstanding was $7,107.69. The loan to Mr. David Feller is considered consumer credit that is made in the ordinary course of Mogo’s consumer credit business, is of a type that is generally made available by Mogo to the public, and was made by Mogo on market terms that are no more favourable than those offered by Mogo to the general public for such extensions of credit.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as otherwise described in this Circular, no person who has been a director or executive officer of Mogo at any time since the beginning of Mogo’s last financial year, no proposed nominee of management of Mogo for election as a director of Mogo and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting other than the election of directors and the approval of the Arrangement. See “Particulars of Matters to be Acted Upon — The Arrangement”.

In considering the recommendation of the Mogo Board with respect to the Arrangement, Mogo Shareholders should be aware that certain members of Mogo’s senior management and the Mogo Board have certain interests in connection with the Arrangement that may present them with actual or potential conflicts of interest in connection with the Arrangement. The Mogo Special Committee and Mogo Board are aware of these interests and considered them when reaching their respective recommendations.

Mogo Directors

As at the date of this Circular, the Mogo Directors (other than Mogo Directors who are also executive officers) hold, in the aggregate, 247,187 Mogo Shares, representing approximately 1.05% of the Mogo Shares outstanding on the date of this Circular, 241,667 Mogo Options representing approximately 9.03% of the Mogo Options outstanding on the date of this Circular, and 20,000 Mogo RSUs, representing approximately 9.14% of the Mogo RSUs outstanding on the date of this Circular. All of the Mogo Shares, Mogo Options and Mogo RSUs held by the Mogo Directors will be treated in the same manner under the Arrangement as Mogo Shares, Mogo Options and Mogo RSUs held by every other Mogo Shareholder, Mogo Optionholder and Mogo RSU holder.

Consistent with standard practice in similar transactions, in order to ensure that these directors do not lose or forfeit their protection under liability insurance policies maintained by Mogo, the Arrangement Agreement provides for the maintenance of such protection for six years. See “Interests of Certain Persons or Companies in Matters to be Acted Upon — Indemnification and Insurance” below.

Executive Officers

The current responsibility for the general management of Mogo is held and discharged by David Feller (Chief Executive Officer and Chair of Mogo) and Gregory Feller (President and Chief Financial Officers of Mogo). As at the date of this Circular, David Feller and Gregory Feller, who are both directors of Mogo, in the aggregate, hold 3,452,986 Mogo Shares representing approximately 14.67% of the Mogo Shares outstanding on the date of this Circular, 950,000 Mogo Options representing approximately 35.53% of the Mogo Options outstanding on the date of this Circular, and 50,000 Mogo RSUs representing approximately 22.84% of the Mogo RSUs outstanding on the date of this Circular. All of the Mogo Shares, Mogo Options and Mogo RSUs held by the executive officers of Mogo will be treated in the same fashion under the Arrangement as Mogo Shares, Mogo Options and Mogo RSUs held by every other Mogo Shareholder, Mogo Optionholder and Mogo RSU Holder. Following completion of the arrangement, David Feller will be Chairman and CEO and Gregory Feller will be President, CFO and Director of the Resulting Entity.

Other Change of Control Benefits

Mogo has entered into employment agreements with two of the NEOs which contain change of control provisions. Messrs. Clayton and Carter employment agreements contain a change of control provision entitling them to base salary and an additional twelve months of severance should good reason arise within twelve months of a change of control. Pursuant to their employment agreements, if a triggering event in respect of a change of control were to occur, Macully Clayton would be entitled to receive an amount equal to $351,739.93 and Justin Carter would be entitled to receive an amount equal to $481,131.88. The Arrangement does not constitute a triggering event under the change of control provisions contained in the employment agreement of each Messrs. Clayton and Carter.

Vesting of Options

Certain executives and directors hold Mogo Options which will vest immediately and become fully exercisable upon completion of the Arrangement, as the Arrangement is considered a “Change of Control” pursuant to the Mogo Option Plan. As a condition precedent to the Arrangement Agreement, Mogo shall obtain waivers from each of David Feller, Gregory Feller and every other employee, officer, director or consultant of Mogo of any contractual rights of such persons that provide for acceleration of any compensation or other benefits as a result of the transactions contemplated by the Arrangement Agreement.

Indemnification and Insurance

Pursuant to the Arrangement Agreement, Mogo has covenanted that prior to the Effective Date, it shall purchase customary “tail” policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate to the protection provided by the policies maintained by Mogo and the Mogo subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of Claims arising from facts or events which occurred on or prior to the Effective Date and Difference will, or will cause Mogo and the Mogo subsidiaries to, maintain such tail policies in effect without any reduction in scope or coverage for six years from the Effective Date.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed under “Interest of Certain Persons or Companies in Matters to be Acted Upon”. There are no interests of any directors, officers or holders of over 10% of the Mogo Shares, or any directors or officers of any holders of over 10% of the Mogo Shares or any affiliates or associates of any of the foregoing, in any transactions of Mogo since the commencement of Mogo’s most recently completed financial year or in any proposed transaction that have materially affected or that would materially affect Mogo or any of the Mogo subsidiaries.

INTEREST OF EXPERTS

To the knowledge of Mogo, as at the date hereof, Stikeman Elliott LLP and MNP LLP LLP (or any of the designated professionals hereof), each being companies, partnerships or persons who have prepared certain sections of this Circular, or are named as having prepared or certified a report, statement or opinion in or incorporated by reference in this Circular, or any director, officer, employee or partner thereof, as applicable, have not received a direct or indirect interest in a property of Mogo or Difference or any associate or affiliate thereof. As of the date hereof, the partners and associates of Stikeman Elliott LLP, as a group, beneficially owned, directly or indirectly, less than one percent of the issued and outstanding Mogo Shares and less than one percent of the issued and outstanding Difference Shares.

None of the aforementioned persons nor any directors, officers, employees and partners, as applicable, of each of the aforementioned companies and partnerships, is currently expected to be elected, appointed or employed as a director, officer or employee of Mogo or Difference, or any associate or affiliate of Mogo or Difference.

MNP LLP, Chartered Professional Accountants, are the auditors of Mogo. MNP LLP certified the auditors’ report on the annual financial statements of Mogo for the year ended December 31, 2018 and has confirmed that it is independent of Mogo within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of Manitoba.

MNP LLP are the auditors for Difference. MNP LLP certified the auditors’ report on the annual financial statements of Difference for the year ended December 31, 2018 and has confirmed that they are independent with respect to Difference within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of Ontario.

AUDITOR, REGISTRAR AND TRANSFER AGENT

The auditors of Mogo are MNP LLP, located at MNP Tower, 1021 W Hastings St #2200, Vancouver, BC V6E 0C3, and were appointed on January 22, 2010.

Mogo’s Registrar and Transfer Agent is Computershare Investor Services Inc. at its principal office in Vancouver, British Columbia.

ADDITIONAL INFORMATION

Financial Information is provided in Mogo’s Financial Statements and Management’s Discussion and Analysis for its most recently completed financial year. Copies of such documents may be obtained on request, without charge, from the Vice President & General Counsel of Mogo at 401 West Georgia Street, Suite 2100, Vancouver, British Columbia, V6B 5A1, telephone: (604) 659-4380.

Additional information relating to Mogo can also be found on SEDAR at www.sedar.com and in Mogo’s filings with the SEC at www.sec.gov.

APPROVAL OF DIRECTORS

The contents and sending of this Circular, including the Notice of Meeting, have been approved and authorized by the Mogo Board.

May 13, 2019

BY ORDER OF THE BOARD OF DIRECTORS

“David Feller”

David Feller
Chief Executive Officer and Board Chair
Mogo Finance Technology Inc.
Vancouver, British Columbia

CONSENT OF STIKEMAN ELLIOTT LLP

To the Board of Directors of Mogo Finance Technology Inc.:

We have read the Management Information Circular (the “Circular”) of Mogo Finance Technology Inc. (“Mogo”) dated May 13, 2019 relating to the annual general and special meeting of the shareholders of Mogo to approve the proposed arrangement between Mogo and Difference Capital Financial Inc.

We hereby consent to the reference to our opinion contained under the heading “Particulars of Matters to be Acted Upon — The Arrangement — Certain Canadian Federal Income Tax Considerations” in Mogo’s Circular.

“Stikeman Elliott LLP.”

Stikeman Elliott LLP
May 13, 2019

CONSENT OF RAYMOND JAMES

To the Board of Directors of Mogo Finance Technology Inc.:

We refer to the written fairness opinion dated as of April 14, 2019 (the “Fairness Opinion”), prepared for the special committee of the board of directors (the “Special Committee”) of Mogo Finance Technology Inc. (“Mogo”), in connection with the Arrangement (as defined in Mogo’s management information circular dated May 13, 2019 (the “Circular”)), between Mogo and Difference Capital Financial Inc.

We consent to the inclusion of the Fairness Opinion, a summary of the Fairness Opinion and the use of our firm name in this Circular. In providing such consent, we do not intend that any person other than the Special Committee of Mogo and the board of directors of Mogo shall rely upon the Fairness Opinion.

“Raymond James Ltd.”

Vancouver, British Columbia

May 13, 2019

APPENDIX A — ARRANGEMENT RESOLUTION

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1.                                      The arrangement (the “Arrangement”) under Part 9, Division 5 of the Business Corporations Act (British Columbia) (the “BCBCA”), as more particularly described and set forth in the Management Information Circular (the “Circular”) of Mogo Finance Technology Inc. (“Mogo”) dated May 13, 2019 accompanying the notice of this meeting (as the Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted.

2.                                      The plan of arrangement (the “Plan of Arrangement”), involving Mogo and implementing the Arrangement, the full text of which is set out in Appendix B to the Circular (as the Plan of Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted.

3.                                      The arrangement agreement (the “Arrangement Agreement”) between Mogo and Difference Capital Financial Inc. (“Difference”), dated April 14, 2019, as amended on May 13, 2019 pursuant to an amending agreement between Mogo and Difference, and all the transactions contemplated therein, the actions of the directors of Mogo in approving the Arrangement and the actions of the directors and officers of Mogo in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified and approved.

4.                                      Notwithstanding that this resolution has been passed (and the Arrangement approved) by the shareholders of Mogo or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of Mogo are hereby authorized and empowered, without further notice to, or approval of, the securityholders of Mogo:

(a)                                 to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or

(b)                                 subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

5.                                      Any one or more directors or officers of Mogo is hereby authorized, for and on behalf and in the name of Mogo, to execute and deliver, whether under corporate seal of Mogo or otherwise, all such agreements, forms waivers, notices, certificates, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Arrangement in accordance with the terms of the Arrangement Agreement, including:

(a)                                 all actions required to be taken by or on behalf of Mogo, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

(b)                                 the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by Mogo,

such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

A - 1

APPENDIX B — PLAN OF ARRANGEMENT

[Please see attached]

B - 1

AMENDED AND RESTATED
PLAN OF ARRANGEMENT UNDER THE PROVISIONS OF DIVISION 5 OF PART 9
OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1
INTERPRETATION

1.1                                                                               Definitions.  In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

(a)                                 “Arrangement” means an arrangement under the provisions of Division 5 of Part 9 of the Business Corporations Act, on the terms set forth in this Plan of Arrangement, subject to any amendment or supplement thereto in accordance with the Arrangement Agreement and this Plan of Arrangement or made at the direction of the Court in the Final Order;

(b)                                 “Arrangement Agreement” means the arrangement agreement dated April 14, 2019 between Difference and Mogo, as amended;

(c)                                  “Arrangement Resolution” means the special resolution approving the Arrangement, substantially in the form of Exhibit A to the Arrangement Agreement;

(d)                                 “Business Corporations Act” means the Business Corporations Act (British Columbia), as amended;

(e)                                  “Court” means the British Columbia Supreme Court;

(f)                                   “Depositary” means Computershare Investor Services Inc., at such offices as set out in the Letter of Transmittal;

(g)                                  “Difference” means Difference Capital Financial Inc., a corporation amalgamated under the laws of Canada;

(h)                                 “Difference SubCo” means 1205077 B.C. Ltd., a company incorporated under the Business Corporations Act, which is a wholly-owned subsidiary of Difference;

(i)                                     “Difference SubCo Share” means a common share in the authorized capital of Difference SubCo;

(j)                                    “Difference Preferred Shares” means preferred shares in the authorized capital of Difference to be issued to Mogo pursuant to the Subscription Agreement;

(k)                                 “Difference Share” means a common share in the authorized capital of Difference;

(l)                                     “Dissent Procedures” has the meaning set out in Section 3.1;

(m)                             “Dissent Rights” has the meaning set out in Section 3.1;

(n)                                 “Dissenting Shareholder” means a holder of Mogo Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Procedures;

(o)                                 “Effective Date” means the date on which the Arrangement becomes effective;

(p)                                 “Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date or such other time as Mogo and Difference agree in writing before the Effective Date;

(q)                                 “Final Order” means the final order of the Court approving the Arrangement as such order may be amended at any time prior to the Effective Date or, if appealed, then, unless such appeal is abandoned or denied, as affirmed;

(r)                                    “holder” means, when used with reference to any Mogo Shareholder, the holder of such Mogo Shares as shown from time to time on the register of shareholders maintained by or on behalf of Mogo in respect of the Mogo Shares;

(s)                                   “ITA” means the Income Tax Act (Canada);

(t)                                    “Letter of Transmittal “ means the Letter of Transmittal delivered by Mogo to the Mogo Shareholders;

(u)                                 “Meeting Date” means the date of the Mogo Meeting;

(v)                                 “Mogo” means Mogo Finance Technology Inc., a company existing under the laws of the Province of British Columbia;

(w)                               “Mogo Meeting” means the special or annual and special meeting of Mogo Shareholders including any adjournment or adjournments thereof, to be called to consider, among other things, the Arrangement Resolution;

(x)                                 “Mogo Share” means a common share in the authorized capital of Mogo;

(y)                                 “Mogo Shareholders” means the holders of Mogo Shares;

(z)                                  “Mogo Warrant” means an outstanding warrant of Mogo to purchase Mogo Shares;

(aa)                          “Plan of Arrangement” means this plan of arrangement and any amendment or variation thereto made in accordance with Article 5 hereto or the Arrangement Agreement or upon the direction of the Court in the Final Order;

(bb)                          “Person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, company,

2

unincorporated association or organization, governmental entity, syndicate or other entity, whether or not having legal status;

(cc)                            “Replacement Warrant” has the meaning set out in Section 2.4(c);

(dd)                          “Share Consideration” means, for each Mogo Share, one (1) Difference Share;

(ee)                            “Subscription Agreement” means the subscription agreement between Difference and Mogo to be entered into prior to the Effective Time providing for the issuable by Difference to Mogo of the Difference Preferred Shares; and

(ff)                              “TSX” means the Toronto Stock Exchange.

1.2                                                                               Interpretation Not Affected by Headings, etc.  The division of this Plan of Arrangement into sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references in this Plan of Arrangement to a “Section” followed by a number and/or a letter refer to the specified section of this Plan of Arrangement. Unless otherwise indicated, the terms “this Plan of Arrangement”, “hereof”, “herein”, “hereunder” and “hereby” and similar expressions refer to this Plan of Arrangement as amended or supplemented from time to time pursuant to the applicable provisions hereof, and not to any particular section or other portion hereof.

1.3                                                                               Currency.  All sums of money referred to in this Plan of Arrangement are expressed in lawful money of Canada.

1.4                                                                               Number, etc.  Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

1.5                                                                               Construction.  In this Plan of Arrangement unless otherwise indicated:

(a)                                 the words “include”, “including” or “in particular”, when following any general term or statement, shall not be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as permitting the general term or statement to refer to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

(b)                                 a reference to a statute means that statute, as amended and in effect as of the date of this Plan of Arrangement, and includes each and every regulation and rule made thereunder and in effect as of the date hereof;

(c)                                  where a word, term or phrase is defined, its derivatives or other grammatical forms have a corresponding meaning; and

(d)                                 time is of the essence.

3

ARTICLE 2
ARRANGEMENT

2.1                                                                               Arrangement Agreement.  This Plan of Arrangement is made pursuant to, is subject to the provisions of, and forms a part of, the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein.

2.2                                                                               Binding Effect.  This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on: (i) Mogo; (ii) the Mogo Shareholders; (iii) Difference; and (iv) Difference SubCo.

2.3                                                                               Subscription for Difference Preferred Shares. Immediately prior to the Effective Time, Mogo shall subscribe for and Difference shall issue the Difference Preferred Shares in accordance with the terms of the Subscription Agreement.

2.4                                                                               Arrangement. Commencing at the Effective Time, the following shall occur and shall be deemed to occur in the following order without any further act or formality:

(a)                                 each Mogo Share held by a Dissenting Shareholder in respect of which the Mogo Shareholder has validly exercised his, her or its Dissent Rights shall be transferred and assigned by such Dissenting Shareholder to Mogo (free and clear of any liens, charges and encumbrances of any nature whatsoever) in accordance with, and for the consideration set forth in, Section 3.1;

(b)                                 with respect to each Mogo Share transferred and assigned in accordance with Section 2.4(a):

(i)                                     the registered holder thereof shall cease to be the registered holder of such Mogo Share and the name of such registered holder shall be removed from the register of Mogo Shareholders as of the Effective Time;

(ii)                                  the registered holder thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such Mogo Share; and

(iii)                               such Mogo Shares will be cancelled by Mogo for no consideration;

(c)                                  Mogo and Difference SubCo shall merge to form one corporate entity (“Amalco”) with the same effect as if they had amalgamated under Section 269 of the Business Corporations Act, and:

(i)                                     each Mogo Share (other than Mogo Shares held by Difference) shall be cancelled and the holder thereof shall be issued the Share Consideration in respect thereof;

(ii)                                  each Mogo Share held by Difference and each Difference SubCo Share shall be cancelled and the holder thereof shall be issued one (1) common share in the capital of Amalco in respect of each such share;

4

(iii)                               as consideration for the issuance by Difference of the Share Consideration described in Section 2.4(c)(i), Amalco shall issue to Difference one (1) common share in the capital of Amalco for each Difference Share issued pursuant to Section Section 2.4(c)(i); and

(iv)                              each outstanding Mogo Warrant shall be and shall be deemed to be exchanged for a warrant (each, a “Replacement Warrant”) to purchase from Difference the number of Difference Shares equal to the number of Mogo Shares subject to such Mogo Warrant immediately prior to the Effective Time. All other terms and conditions of a Replacement Warrant, including the term to expiry, conditions to and manner of exercise, will be the same as the Mogo Warrant for which it was exchanged;

(d)                                 without limiting the generality of Section 2.4(c), Mogo and Difference SubCo shall continue as one company and, from and after the Effective Date:

(i)                                     Amalco will own and hold the property of Mogo and Difference SubCo and, without limiting the provisions hereof, all rights of creditors or others will be unimpaired by such amalgamation, and all liabilities and obligations of Mogo and Difference SubCo, whether arising by contract or otherwise, may be enforced against Amalco to the same extent as if such obligations had been incurred or contracted by it;

(ii)                                  Amalco will continue to be liable for all of the liabilities and obligations of Mogo and Difference SubCo;

(iii)                               other than the Mogo Warrants exchanged under Section 2.4(c), all rights, contracts, permits and interests of Mogo and Difference SubCo will continue as rights, contracts, permits and interests of Amalco as if Mogo and Difference SubCo continued and, for greater certainty, the amalgamation will not constitute a transfer or assignment of the rights or obligations of either of Mogo or Difference SubCo under any such rights, contracts, permits and interests;

(iv)                              any existing cause of action, claim or liability to prosecution will be unaffected;

(v)                                 a civil, criminal or administrative action or proceeding pending by or against either Mogo or Difference SubCo may be continued by or against Amalco;

(vi)                              a conviction against, or ruling, order or judgment in favour of or against either Mogo or Difference SubCo may be enforced by or against Amalco;

(vii)                           the name of Amalco shall be “Mogo Finance Technology Inc.”;

(viii)                        Amalco shall be authorised to issue an unlimited number of common shares without par value;

5

(ix)                              the first directors of Amalco following the amalgamation shall be the same as the directors of Difference at the Effective Time;

(x)                                 the articles and notice of articles of Amalco shall otherwise be substantially in the form of the articles and notice of articles of Mogo;

(xi)                              the stated capital of the common shares of Amalco will be an amount equal to the total of: (A) the aggregate paid-up capital (as such term is defined in the ITA) of the Mogo Shares described in Sections 2.4(c)(i) and 2.4(c)(ii) (which in each case, for greater certainty, does not include any paid-up capital attributable to the Mogo Shares described in Section 2.4(a)), and (B) the aggregate paid-up capital (as such term is defined in the ITA) of the Difference SubCo Shares described in Section 2.4(c)(ii), in each case as of the time; and

(xii)                           there shall be added to the stated capital of the Difference Shares an amount equal to the paid-up capital (as such term is defined in the ITA) of the Mogo Shares described in Section 2.4(c)(i) (which, for greater certainty, does not include any paid-up capital attributable to the Mogo Shares described in Section 2.4(a)); and

(e)                                  the exchanges and cancellations provided for in this Section 2.4 will be deemed to occur on the Effective Date, notwithstanding certain procedures related thereto may not be completed until after the Effective Date.

2.5                                                                               Redemption of Difference Preferred Shares. Immediately after the steps contemplated in Section 2.4, Difference shall redeem all of the Difference Preferred Shares issued to Mogo and then held by Amalco for nominal consideration in accordance with the redemption terms of the Difference Preferred Shares.

2.6                                                                               No Fractional Shares.  In no event shall any holder of Mogo Shares be entitled to a fractional Difference Share. Where the aggregate number of Difference Shares to be issued to a former Mogo Shareholder as consideration under this Arrangement would result in a fraction of a Difference Share being issuable, the number of Difference Shares to be received by such Mogo Shareholder shall be rounded down to the nearest whole Difference Share.

ARTICLE 3
RIGHTS OF DISSENT

3.1                                                                               Rights of Dissent.

(a)                                 Registered holders of Mogo Shares may exercise rights of dissent (“Dissent Rights”) with respect to such shares pursuant to and in the manner set forth in Section 237 to 247 of the Business Corporations Act and this Section 3.1 (the “Dissent Procedures”) in connection with the Arrangement; provided that, notwithstanding subsection 242(a) of the Business Corporations Act, the written objection to the Arrangement Resolution referred to in subsection 242(a) of the Business Corporations Act must be received by Mogo not later than 5:00 p.m. (Vancouver time) on the business day that is two business days before the

6

Meeting Date or any date to which the Mogo Meeting may be postponed or adjourned and provided further that Dissenting Shareholders who:

(i)                                     are ultimately entitled to be paid fair value for their Mogo Shares shall be deemed to have transferred such Mogo Shares to Mogo as of the Effective Time without any further act or formality and free and clear of all liens, claims and encumbrances, in consideration for the payment by Mogo of the fair value thereof, in cash; or

(ii)                                  are ultimately not entitled, for any reason, to be paid fair value for their Mogo Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Mogo Shares and shall receive Share Consideration on the basis determined in accordance with Section 2.4(c)(i);

but in no case shall Difference, Difference SubCo, Mogo or any other Person be required to recognize such Persons as holders of Mogo Shares after the Effective Time, and the names of such Persons shall be deleted from the registers of holders of Mogo Shares at the Effective Time.

(b)                                 In addition to any other restrictions set forth in the Business Corporations Act and the Interim Order, Mogo Shareholders who vote in favour of the Arrangement Resolution shall not be entitled to exercise Dissent Rights.

ARTICLE 4
DELIVERY OF DIFFERENCE SHARES

4.1                                                                               Delivery of Difference Shares.

(a)                                 Upon return to the Depository of a properly completed Letter of Transmittal by a registered former Mogo Shareholder together with certificate(s), if any, that immediately before the Effective Time represented one or more outstanding Mogo Shares that were exchanged for the Share Consideration in accordance with Section 2.4 (c)(i) hereof and such additional documents and instruments as the Depository may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depository shall deliver to such holder following the Effective Time, certificates or book-entry advice statements representing the Difference Shares that such holder is entitled to receive in accordance with Section 2.4(c)(i) hereof.

(b)                                 After the Effective Time and until surrendered for cancellation as contemplated by Section (a) hereof, each certificate, if any, that immediately prior to the Effective Time represented one or more Mogo Shares shall be deemed at all times to represent only the right to receive in exchange therefor the Share Consideration that the holder of such certificate, if any, is entitled to receive in accordance with Section 2.4 (c)(i) hereof.

4.2                                                                               Distributions with Respect to Unsurrendered Certificates. No dividends or other distributions declared or made after the Effective Time with respect to Difference Shares

7

with a record date after the Effective Time shall be paid to the holder of any unsurrendered certificate which immediately prior to the Effective Time represented outstanding Mogo Shares that were exchanged pursuant to Section 2.4 unless and until the holder of record of such certificate shall surrender such certificate in accordance with Section 4.1. Subject to applicable law, at the time of such surrender of any such certificate (or in the case of clause (ii) below, at the appropriate payment date), there shall be paid to the holder of record of the certificates formerly representing whole Mogo Shares, without interest, (A) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole Difference Share and (B) on the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole Difference Share.

4.3                                                                               Lost Certificates.  In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Mogo Shares that were exchanged pursuant to Section 2.4 (c)(i) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, one or more certificates representing one or more Difference Shares (and any dividends or distributions with respect thereto) deliverable in accordance with such holder’s Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom certificates or book-entry advice statements representing Difference Shares are to be issued shall, as a condition precedent to the issuance thereof, give a bond satisfactory to Difference and its transfer agent and the Depositary in such sum as Difference may direct or otherwise indemnify Difference, its transfer agent and the Depositary in a manner satisfactory to Difference, its transfer agent and the Depositary against any claim that may be made against Difference, its transfer agent and/or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

4.4                                                                               Extinction of Rights. Any certificate or book-entry advice statements which immediately prior to the Effective Time represented outstanding Mogo Shares that were exchanged pursuant to Section 2.4(c)(i) and not deposited, with all other instruments required by Section 4.1 on or prior to the sixth anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature as a shareholder of Difference or as a former shareholder of Mogo. On such date, the Difference Shares to which the former registered holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered to Difference together with all entitlements to dividends, distributions and interest thereon held for such former registered holder. None of Difference, Difference SubCo, Mogo or the Depositary shall be liable to any person in respect of any Difference Shares (or dividends, distributions and interest in respect thereof) delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

4.5                                                                               Withholding Rights. Each of Difference and the Depositary shall be entitled to deduct and withhold from (A) any Difference Shares or other consideration otherwise issuable or payable pursuant to this Plan of Arrangement to any holder of Mogo Shares, or (B) any dividend or consideration otherwise payable to any holder of Mogo Shares or Difference Shares such amounts as Difference or the Depositary, respectively, is required to deduct and withhold with respect to such issuance or payment, as the case may be, under the ITA, the U.S. Internal Revenue Code or any provision of provincial, state, local or foreign tax law, in each case as

8

amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the former holder of Mogo Shares in resect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

ARTICLE 5
AMENDMENTS

5.1                                                                               Difference and Mogo reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that each such amendment, modification and/or supplement must be: (A) set out in writing, (B) agreed to in writing by Difference and Mogo, (C) filed with the Court and, if made following the Mogo Meeting, approved by the Court (to the extent required by the Court), and (D) communicated to holders of Mogo Shares if and as required by the Court.

5.2                                                                               Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Mogo at any time prior to the Mogo Meeting (provided that Difference shall have previously consented in writing thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Mogo Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

5.3                                                                               Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Mogo Meeting shall be effective only if (A) it is consented to in writing by each of Mogo and Difference, and (B) if required by the Court, it is consented to by holders of the Mogo Shares voting in the manner directed by the Court.

5.4                                                                               Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date by Difference and Mogo, provided that it concerns a matter which, in the reasonable opinions of Difference and Mogo, each acting reasonably, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any holder of Mogo Shares.

ARTICLE 6
FURTHER ASSURANCES

6.1                                                                               Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done or executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.

9

APPENDIX C — INTERIM ORDER AND NOTICE OF PETITION

[Please see attached]

C - 1

OF BRITISH COlUMBIA No. S - /95 4 t-o cIN THE SUPREME COURT OF BRITISH COLUMBIA ·. . MAY 1 3 2019 Vancouver Registry L---...-::::: --fl:; .,-':::'T MATIER OF SECTION 288 OF THE BRITISH COLUMBIA BUSINESS CORPORATIONS ACT, S.B.C. 2002, C.57, AS AMENDED AND IN THE MATIER OF A PROPOSED ARRANGEMENT INVOLVING MOGO FINANCE TECHNOLOGY INC. MOGO FINANCE TECHNOLOGY INC. PETITIONER ORDER MADE AFTER APPLICATION (INTERIM ORDER) ) ) ) MASTER AA ,z_ ) ) ) ) BEFORE 13/May/2019 ON THE APPLICATION of Mogo Finance Technology Inc. ("Mogo"), for an Interim Order under section 291 of the British Columbia Business Corporations Act, S.B.C. 2002, c. 57, as amended (the 11BCBCA") in connection with an arrangement with Difference Capital Financial Inc. ("Difference") under section 288 of the BCBCA 0 without notice coming on for hearing at 800 Smithe Street, Vancouver, British Columbia on 13/May/2019 and on hearing Joseph Ensom, counsel for Mogo and upon reading the Petition herein and the Affidavit #1 of David Feller sworn on May 9, 2019 (the 11Feller Mfidavit"); THIS COURT ORDERS that: DEFINITIONS As used in this Order, unless otherwise defined, terms beginning with capital letters shall have the respective meanings set out in draft management information circular of Mogo (the 111nformation Circular") containing the draft Notice of Meeting (the 11Notice"), which is attached as Exhibit"A" to the Feller Affidavit. 1. 109951669 v1 SUPREME COURT . VANCOUVER REGtsrAV

-2-ANNUAL GENERAL AND SPECIAL MEETING Pursuant to section 291(2)(b)(i) and section 289(1)(a)(i) and (e) of the BCBCA, Mogo is authorized and directed to call, hold and conduct an annual general and special meeting (the "Meeting") of the holders (the "Mogo Shareholders") of common shares of Mogo (the "Mogo Shares") to be held at 401 West Georgia Street, Suite 2100, Vancouver British Columbia, on June 18, 2019 at 1:30 p.m. PST, to, inter alia, consider and, if deemed advisable, to pass, with or without variation, a special resolution (the 11Arrangement Resolution") approving and adopting in accordance with section 289(1)(a)(i) and (e) of the BCBCA an arrangement under Section 288 of the BCBCA (the 11Arrangement") substantially as contemplated in the plan of arrangement (the 11Plan of Arrangement"), a draft of which special resolution is attached as Appendix"A" to the Information Circular. 2. 3. The Meeting shall be called, held and conducted in accordance with the BCBCA, the Notice, the Information Circular, the articles of Mogo and applicable securities laws, subject to the terms of this Interim Order and any further Order of this Court, and the rulings and directions of the Chair of the Meeting, such rulings and directions not to be inconsistent with this Interim Order, and to the extent of any inconsistency, this Interim Order shall govern. AMENDMENTS 4. Mogo is authorized to make, in the manner contemplated by and subject to the Arrangement Agreement, such amendments, modifications or supplements to the Arrangement, the Plan of Arrangement, the Arrangement Agreement, the Notice and the Information Circular as it may determine without any additional notice to or authorization of any of the Mogo Shareholders or further orders of this Court. The Arrangement, the Plan of Arrangement, the Arrangement Agreement, the Notice and the Information Circular as so amended, modified or supplemented, shall be the Arrangement, the Plan of Arrangement, the Arrangement Agreement, the Notice and the Information Circular to be submitted to the Meeting and the subject of the Arrangement Resolution. ADJOURNMENTS AND POSTPONEMENTS 5. Notwithstanding the provisions of the BCBCA and the articles of Mogo, and subject to the terms of the Arrangement Agreement, the board of directors of Mogo (the ' Mogo Board") by resolution shall be entitled to adjourn or postpone the Meeting on one or more occasions without the necessity of first convening the Meeting or first obtaining any vote of the Mogo Shareholders respecting the adjournment or postponement, and without the need for approval of this Court. Mogo shall provide notice of any such adjournment or postponement by press release, newspaper advertisement or notice sent to the Mogo Shareholders by one of the metqods specified in paragraph 9 of this Interim Order, as determined to be the most appropriate method of communication by the Mogo Board. 1 109951669 vl

-3-RECORD DATE The record date for determining the Mogo Shareholders entitled to receive the Notice, the Information Circular, the form of proxy or voting instruction form and the letter of transmittal, all as applicable, for use by the Mogo Shareholders (collectively, the "Meeting Materials") shall be the close of business on May 13, 2019 (the "Record Date"), as previously approved by the Mogo Board and published by Mogo. 6. 7. The Record Date will not change in respect of any adjournments or postponements of the Meeting. NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING The Information Circular is hereby deemed to represent sufficient and adequate disclosure, including for the purpose of section 290(1)(a) of the BCBCA, and Mogo 8. shall not be reauired to send to the Mogo Shareholders any other or additional - ...... statement pursuant to section 290(1)(a) of the BCBCA. 9. The Meeting Materials, with such amendments or additional documents as counsel for Mogo may advise are necessary or desirable, and as are not inconsistent with the terms of this Interim Order, shall be sent: (a) to registered Mogo Shareholders (those whose names appear in the securities register of Mogo) determined as at the Record Date, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing or delivery, by prepaid ordinary mail or by delivery in person or by recognized courier service, addressed to the registered Mogo Shareholder at its address as it appears in the central securities register of Mogo as at the Record Date; (b) to beneficial Mogo Shareholders (those whose names do not appear in the securities register of Mogo), by providing, in accordance with National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators, the requisite number of copies of the Meeting Materials to intermediaries and registered nominees to facilitate the distribution of the Meeting Materials to beneficial Mogo Shareholders; (c) at any time by email or facsimile transmission to any Mogo Shareholder who identifies himself to the satisfaction of Mogo (acting through its representatives), who requests such email or facsimile transmission and, if required by Mogo, agrees to pay the charges related to such transmission; and (d) to the directors and auditor of Mogo by prepaid ordinary mail or by delivery in person or by recognized courier service or by email or facsimile transmission at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing, delivery or transmission, 109951669 v1

-4-and substantial compliance with this paragraph shall constitute good and sufficient notice of the Meeting. 10. The Meeting Materials shall not be sent to registered Mogo Shareholders where mail previously sent to such holders by Mogo or its registrar and transfer agent has been returned to Mogo or its registrar and transfer agent on two or more previous consecutive occasions. 11. Accidental failure of or omission by Mogo to give notice to any one or more Mogo Shareholder or the non-receipt of such notice, or any failure or omission to give such notice as a result of events beyond the reasonable control of Mogo (including, without limitation, any inability to use postal services) shall not constitute a breach of this Interim Order or a defect in the calling of the Meeting and shall not invalidate any resolution passed or proceeding taken at the Meeting, but if any such failure or omission is brought to the attention of Mogo, then it shall use reasonable best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances. DEEMED RECEIPT OF NOTICE The Meeting Materials and any amendments, modifications, updates or supplements thereto and any notice of adjournment or postponement of the Meeting, shall be deemed to have been received, 12. (a) in the case of mailing, the day, Saturday and holidays excepted, following the date of mailing as specified at section 6 of the BCBCA; (b) in the case of delivery in person, upon receipt thereof at the intended recipient's address or, in the case of delivery by courier, one (1) business day after receipt by the courier; (c) in the case of transmission by email or facsimile, upon the transmission thereof; (d) in the case of advertisement, at the time of publication of the advertisement; (e) in the case of electronic filing on SEDAR and EDGAR, upon the transmission thereof; and in the case of beneficial Mogo Shareholders, three (3) days after delivery thereof to intermediaries and registered nominees. (f) UPDATING MEETING MATERIALS Notice of any amendments, modifications, updates or supplements to any of the information provided in the Meeting Materials may be communicated, at any time prior to the Meeting, to the Mogo Shareholders by press release, news release or 13. 109951669 vl

-5-newspaper advertisement or by notice sent to the Mogo Shareholders by any of the means set forth in paragraphs 9 and 10, as determined to be the most appropriate method of communication by the Mogo Board. PERMITIED ATIENDEES The only persons entitled to attend the Meeting shall be: 14. (a) the registered Mogo Shareholders as at the close of business on the Record Date, or their respective proxyholders; (b) directors, officers and advisors of Mogo and Difference; and (c) other persons with the prior permission of the Chair of the Meeting, and the only persons entitled to vote at the Meeting shall be the registered Mogo Shareholders or their proxyholders. SOLICITATION OF PROXIES 15. Mogo is authorized to use a form of proxy for Mogo Shareholders, as applicable, in substantially the same form as attached as Exhibit "C" to the Feller Affidavit, subject to Mogo's ability to insert dates and other relevant information in the final forms thereof and to make other non-substantive changes and changes legal counsel advise are necessary or appropriate, as well as a voting instruction form for Mogo Shareholders. Mogo is authorized, at its expense, to solicit proxies directly and through its officers, directors and employees, and through such agents or representatives as it may retain for that purpose and by mail, telephone or such other form of personal or electronic communication as it may determine. 16. The procedures for the use of proxies at the Meeting and revocation of proxies shall be as set out in the Notice and the Information Circular. 17. Mogo may in its discretion generally postpone or waive the time limits for the deposit of proxies by Mogo Shareholders if Mogo deems it advisable to do so, such waiver to be endorsed on the proxy by the initials of the Chair of the Meeting. QUORUM AND VOTING At the Meeting, the votes shall be taken on the following basis: 18. (a) each registered Mogo Shareholder whose name is entered on the securities register of Mogo at the close of business on the Record Date is entitled to one (1) vote for each Mogo Share registered in his/her/its name; and (b) the vote required to pass the Arrangement Resolution shall be the affirmative vote of (i) at least two-thirds of the votes cast by Mogo Shareholders present in person or represented by proxy at the Meeting, and (ii) a simple majority of votes cast by Mogo Shareholders present in person or represented by proxy after excluding votes cast by Mogo Shareholders who are required to 109951669 v1

-6-be excluded in accordance with Section 8.1 of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions. 19. A quorum at the. Meeting shall be at least two persons who are, or represented by proxy, Mogo Shareholders holding, in the aggregate, at least 25% of the issued Mogo Shares entitled to vote at the Meeting. SCRUTINEER The scrutineer for the Meeting shall be Computershare Investor Services Inc. (acting through its representatives for that purpose). The duties of the scrutineer shall include: 20. (a) reviewing and reporting to the Chair on the deposit and validity of proxies; (b) reporting to the Chair on the quorum of the Meeting; (c) reporting to the Chair on the polls taken or ballots cast, if any, at the Meeting; and (d) providing to Mogo and to the Chair written reports on matters related to their duties. SHAREHOLDER DISSENT RIGHTS Each registered Mogo Shareholder who is a Mogo Shareholder as of the Record Date will have the right to dissent in respect of the Arrangement Resolution in accordance with the provisions of Sections 237-247 of the BCBCA, as modified by the terms of this Interim Order, the Plan of Arrangement and the Final Order. 21. 22. Registered Mogo Shareholders will be the only Mogo Shareholders entitled to exercise rights of dissent. A beneficial holder of Mogo Shares registered in the name of a broker, investment deal or other intermediary who wishes to dissent must make arrangements for the registered Mogo Shareholder to dissent on behalf of the beneficial holder of Mogo Shares or, alternatively, make arrangements to become a registered Mogo Shareholder. 23. In order for a registered Mogo Shareholder to exercise such right of dissent (the 11Shareholder Dissent Right"): (a) a Dissenting Holder must deliver a written notice of dissent (a "Dissent Notice") to Mogo, c/o Stikeman Elliott LLP, Suite 1700-666 Burrard Street, Vancouver, B.C., V6C 2X8, Attention: Victor Gerchikov, by not later than 1:30 p.m. PST/4:30 p.m. EST on June 14, 2019, or two Business Days prior to any adjournment or postponement of the Meeting; (b) a Dissent Notice must specify the number of Mogo Shares in respect of which the Dissent Notice is being given (the "Notice Shares") and: 109951669 v1

-7-(i) if such Mogo Shares constitute all of the Mogo Shares of which the Mogo Shareholder is the registered and beneficial owner and the Mogo Shareholder owns no other Mogo Shares beneficially, a statement to that effect; (ii) if such Mogo Shares constitute all of the Mogo Shares of which the Mogo Shareholder is both the registered and beneficial owner, but the Mogo Shareholder owns additional Mogo Shares beneficially, a statement to that effect and the names of the registered Mogo Shareholders of those other Mogo Shares, the number of Mogo Shares held by each such registered Mogo Shareholder and a statement that written notices of dissent are being or have been sent with respect to such other Mogo Shares; or (iii) if the Dissent Rights are being exercised by a registered Mogo Shareholder who is not the beneficial owner of such Mogo Shares, a statement to that effect and the name and address of the beneficial Mogo Shareholder and a statement that the registered Mogo Shareholder is dissenting with respect to all Mogo Shares of the beneficial Mogo Shareholder registered in such registered holder's name; (c) a vote against the Arrangement Resolution or an abstention will not constitute a Dissent Notice; (d) a Dissenting Holder must not have voted his, her or its Mogo Shares at the Meeting, either by proxy or in person, in favour of the Arrangement Resolution; (e) a Dissenting Holder must dissent with respect to all of the Mogo Shares held by such person; and (f) the exercise of such Shareholder Dissent Right must otherwise comply with the requirements of Sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement, this Interim Order and the Final Order. 24. If the Arrangement Resolution is approved, and Mogo notifies a registered holder of Notice Shares of Mogo's intention to act upon the Arrangement Resolution pursuant to Section 243 of the BCBCA, in order to exercise Dissent Rights, such Mogo Shareholder must, within one month after Mogo gives such notice, send to Mogo a written notice that such holder requires the purchase of all of the Notice Shares in respect of which such holder has given notice of dissent. Such written notice must be accompanied by the certificate or certificates representing those Notice Shares (including a written statement prepared in accordance with Section 244(1)(c) of the BCBCA if the dissent is being exercised by the Mogo Shareholder on behaH of a beneficial Mogo Shareholder), whereupon, subject to the provisions of the BCBCA relating to the termination of Dissent Rights, the Mogo Shareholder becomes a Dissenting Holder, and is bound to sell and Mogo is bound to purchase and cancel 109951669 v1

-8-those Mogo Shares. Such Dissenting Holder may not vote, or exercise or assert any rights of a Mogo Shareholder in respect of such Notice Shares, other than the rights set forth in Division 2 of Part 8 of the BCBCA, as modified by the Plan of Arrangement and the Interim Order. 25. Registered Mogo Shareholders who duly exercise their Shareholder Dissent Rights and who are: a) ultimately entitled to be paid fair value for their Mogo Shares, will be paid an amount equal to such fair value by Mogo, and will be deemed to have transferred such Mogo Shares as of the Effective Time to Mogo, without any further act or formality, and free and clear of all liens, claims and encumbrances; or b) ultimately not entitled, for any reason, to be paid fair value for their Mogo Shares, will be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-Dissenting Holder who did not deposit with the Depositary a duly completed Letter of Transmittal and will be entitled to receive the Consideration from Mogo in the same manner as such non-Dissenting Holder. 26. If a Dissenting Holder is ultimately entitled to be paid by Mogo for their Notice Shares, such Dissenting Holder may enter an agreement with Mogo for the fair value of such Notice Shares. If such Dissenting Holder does not reach an agreement with Mogo, such Dissenting Holder, or Mogo, may apply to the Court, and the Court may: a) determine the payout value of the Notice Shares, or order that the payout value of the Notice Shares be established by arbitration or by reference to a registrar, or a referee, of the Court; b) join in the application of each Dissenting Holder who has not agreed with Mogo on the amount of the payout value of the Notice Shares; and c) make consequential orders and give directions as the Court considers appropriate. 27. There is no obligation on Mogo to make application to the Court. The Dissenting Holder will be entitled to receive the fair value that the Notice Shares had as of the close of business on the day before the Arrangement Resolution was adopted at the Meeting, excluding any appreciation or depreciation in anticipation of the vote (unless such exclusion would be inequitable). After a determination of the fair value of the Notice Shares, Mogo must then promptly pay that amount to the Dissenting Holder. 28. In no circumstances will Mogo, Difference or any other Person be required to recognize a Person as a Dissenting Holder: 109951669 vl

-9-(a) unless such Person is the registered holder of those Mogo Shares in respect of which Dissent Rights are sought to be exercised immediately prior to the Effective Time; (b) if such Person has voted or instructed a proxy holder to vote such Notice Shares in favor of the Arrangement Resolution; or (c) unless such Person has strictly complied with the procedures for exercising Dissent Rights set out in Sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement and the Interim Order and does not withdraw such notice of dissent prior to the Effective Time. 29. In no event will Mogo, Difference or any other Person be required to recognize a Dissenting Holder as the holder of any Mogo Share in respect of which Dissent Rights have been validly exercised and not withdrawn at and after the Effective Time.. and at the Effective Time the names of such Dissenting Holders will be deleted from the central securities register of Mogo as at the Effective Time. 30. For greater certainty, in addition, to any other restrictions in the Interim Order, no Person shall be entitled to exercise Dissent Rights with respect to Mogo Shares in respect of which a Person has voted or has instructed a proxy holder to vote in favor of the Arrangement Resolution. 31. Dissent Rights with respect to Notice Shares will terminate and cease to apply to the Dissenting Holder if, before full payment is made for the Notice Shares, the Arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed, a court permanently enjoins or sets aside the corporate action approved by the Arrangement Resolution, or the Dissenting Holder withdraws the notice of dissent with Mogo's written consent. If any of these events occur, Mogo must return the share certificates representing the Mogo Shares to the Dissenting Holder and the Dissenting Holder regains the ability to vote and exercise its rights as a Mogo Shareholder. APPLICATION FOR FINAL ORDER Mogo shall include in the Meeting Materials, when sent in accordance with paragraph 9 of this Interim Order, a copy of the Notice of Petition herein, in substantially the form attached as Exhibit "B" to the Feller Affidavit, and the text of this Interim Order (collectively, the "Court Materials"), and such Court Materials shall be deemed to have been served at the times specified in accordance with paragraphs 9 and/ or 12 of this Interim Order, whether such persons reside within British Columbia or within another jurisdiction. 32. 33. The persons entitled to appear and be heard at any hearing to sanction and approve the Arrangement, shall be only: (a) Mogo; 109951669 vl

-10-(b) (c) Difference; and any Mogo Shareholder and other person who has served and filed a Response to Petition and has otherwise complied with paragraph 34 of this Interim Order and the Supreme Court Civil Rules. 34. The sending of the Meeting Materials in the manner contemplated by paragraphs 9 and 10 shall constitute good and sufficient service and no other form of service need be effected and no other material need be served on such persons in respect of these proceedings, except with respect to any person who shall: (a) file a Response to Petition, in the form prescribed by the Supreme Court Civil Rules, together with any evidence or material which is to be presented to the Court at the hearing of the Application; and (b) deliver the filed Response to Petition together with a copy of any evidence or material which is to be presented to the Court at the hearing of the Application, to Mogo's counsel at: Stikeman Elliott LLP Barristers and Solicitors 1700 - 666 Burrard Street Vancouver, British Columbia V6C2X8 Attention: Joseph Ensom by or before 4:00p.m. (Vancouver time) on June 18, 2019. Upon the approval by the Mogo Shareholders of the Arrangement Resolution, in the manner set forth in this Interim Order, Mogo may apply to this Court (the 11 Application") for an Order: 35. (a) pursuant to section 291(4)(a) of the BCBCA approving the Arrangement; and (b) pursuant to section 291(4)(c) of the BCBCA declaring that the Arrangement is procedurally and substantively fair and reasonable to the Mogo Shareholders (collectively the "Final Order"), and the hearing of the Application will be held on June 19, 2019 at 9:45 a.m. (Vancouver time) at the Courthouse at 800 Smithe Street, Vancouver, British Columbia or as soon thereafter as the Application can be heard or at such other date and time as this Court may direct. 36. In the event that the hearing of the Application is adjourned, then only those persons who filed and delivered a Response to Petition in accordance with paragraph 34, need be served and provided with the materials filed and notice of the adjourned hearing date. 109951669 v1

-11-VARIANCE Mogo shall be entitled, at any time, to apply to vary this Interim Order. 37. 38. To the extent of any inconsistency or discrepancy between this Interim Order and the Information Circular, the BCBCA, applicable Securities Laws or the articles of Mogo, this Interim Order will govern. 39. Rules 8-1 and 16-1(8)-(12) will not apply to any further applications in respect of this proceeding, including the application for the Final Order and any application to vary this Interim Order. THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT CONSENT: ARE INDICATED ABOVE AS BEING BY Signatur f Lawyer for the Petitioner, BYTHECOURT J Mogo rnance Technology Inc. Lawyer: Joseph Ensom Deputy Registrar \.0;1;;Y 109951669 v1

No. Vancouver Registry IN THE SUPREME COURT OF BRITISH COLUMBIA IN THE MATTER OF SECTION 288 OF THE BRITISH COLUMBIA BUSINESS CORPORATIONS ACT, S.B.C. 2002, C.57, AS AMENDED AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING MOGO FINANCE TECHNOLOGY INC. MOGO FINANCE TECHNOLOGY INC. PETITIONER ORDER STIKEMAN ELLIOTT LLP Suite 1700, Park Place 666 Burrard Street Vancouver, BC V6C 2X8 Telephone (604) 631-1300 COUNSEL: JOSEPH ENSOM FILE NO: 136030-1013 109954673 v1

 No. S-195470 Vancouver Registry IN THE SUPREME COURT OF BRITISH COLUMBIA IN THE MATTER OF SECTION 288 OF THE BRITISH COLUMBIA BUSINESS CORPORATIONS ACT, S.B.C. 2002, C.57, AS AMENDED AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING MOGO FINANCE TECHNOLOGY INC. MOGO FINANCE TECHNOLOGY INC. PETITIONER NOTICE OF PETITION The holders (the “Mogo Shareholders”) of 0RJR )LQDQFH 7HFKQRORJ\ ,QF. (“Mogo”) common shares (the “Mogo Shares”), TO: NOTICE IS HEREBY GIVEN that a Petition to the Court has been filed by Mogo in the Supreme Court of British Columbia for approval, pursuant to section 291 of the Business Corporations Act, S.B.C. 2002 c. 57 and amendments thereto, of an arrangement contemplated in an Arrangement Agreement dated April 14, 2019, as amended, involving Mogo and Difference Capital Financial Inc. (“Difference”) (the “Arrangement”). NOTICE IS FURTHER GIVEN that by Order of 0DVWHU Harper, a master of the Supreme Court of British Columbia, dated May 13, 2019, the Court has given directions by means of an interim order (the ‘‘Interim Order’’) on the calling of a meeting (the ‘‘Meeting’’) of the registered Mogo Shareholders for the purpose of, among other things, considering and voting upon the special resolution to approve the Arrangement. NOTICE IS FURTHER GIVEN that if the Arrangement is approved at the Meeting, the Petitioners intend to apply to the Supreme Court of British Columbia for a final order (the ‘‘Final Order’’) approving the Arrangement and declaring it to be fair and reasonable to the Mogo Shareholders, which application will be heard at the courthouse at 800 Smithe Street, in the City of Vancouver, in the Province of British Columbia on June 19, 2019 at 9:45 a.m. (Vancouver time) or so soon thereafter as counsel may be heard or at such other date and time as the Court may direct. IF YOU WISH TO BE HEARD AT THE HEARING OF THE APPLICATION FOR THE FINAL ORDER OR WISH TO BE NOTIFIED OF ANY FURTHER PROCEEDINGS, YOU MUST GIVE NOTICE OF YOUR INTENTION by filing a form entitled ‘‘Response to Petition’’ together with any evidence or materials which you intend to present to the Court at 109952782 v1 the Vancouver Registry of the Supreme Court of British Columbia and YOU MUST ALSO DELIVER a copy of the Response to Petition and any other evidence or materials to Mogo’s address for delivery, which is set out below, on or before 4:00 p.m. (Vancouver time) on June 18, 2019. YOU OR YOUR SOLICITOR may file the Response to Petition. You may obtain a form of Response to Petition at the Registry. The address of the Registry is 800 Smithe Street, Vancouver, British Columbia, V6Z 2E1. IF YOU DO NOT FILE A RESPONSE TO PETITION AND ATTEND EITHER IN PERSON OR BY COUNSEL at the time of the hearing of the application for the Final Order, the Court may approve the Arrangement, as presented, or may approve it subject to such terms and conditions as the Court deems fit, all without further notice to you. If the Arrangement is approved, it will affect the rights of the Mogo Shareholders. A copy of the Petition to the Court and the other documents that were filed in support of the Interim Order and will be filed in support of the Final Order will be furnished to any Mogo Shareholder upon request in writing addressed to the solicitors of the Petitioner at the address for delivery set out below. The Petitioners’ address for delivery is: Stikeman Elliott LLP Barristers and Solicitors 1700 – 666 Burrard Street Vancouver, BC V6C 2X8 Attention: Joseph Ensom DATED this 13 day of May, 2019. Solicitor for the Petitioners, Mogo Finance Technology Inc. 109952782 v1

APPENDIX D — SECTIONS 237 TO 247 OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

Division 2 — Dissent Proceedings

Definitions and application

237               (1)   In this Division:

“dissenter” means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

“notice shares” means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

“payout value” means,

(a)     in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b)     in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement,

(c)     in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, or

(d)     in the case of a dissent in respect of a community contribution company, the value of the notice shares set out in the regulations,

excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2)   This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a)     the court orders otherwise, or

(b)     in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

Right to dissent

238               (1)   A shareholder of a company, whether or not the shareholder’s shares carry the right to vote, is entitled to dissent as follows:

(a)     under section 260, in respect of a resolution to alter the articles

(i)      to alter restrictions on the powers of the company or on the business the company is permitted to carry on, or

(ii)     without limiting subparagraph (i), in the case of a community contribution company, to alter any of the company’s community purposes within the meaning of section 51.91;

(b)     under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c)     under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d)     in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e)     under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking;

(f)      under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g)     in respect of any other resolution, if dissent is authorized by the resolution;

(h)     in respect of any court order that permits dissent.

(2)   A shareholder wishing to dissent must

(a)     prepare a separate notice of dissent under section 242 for

(i)      the shareholder, if the shareholder is dissenting on the shareholder’s own behalf, and

(ii)     each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is dissenting,

(b)     identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c)     dissent with respect to all of the shares, registered in the shareholder’s name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3)   Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a)     dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b)     cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239               (1)   A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2)   A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a)     provide to the company a separate waiver for

(i)  the shareholder, if the shareholder is providing a waiver on the shareholder’s own behalf, and

(ii)  each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is providing a waiver, and

(b)     identify in each waiver the person on whose behalf the waiver is made.

(3)   If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder’s own behalf, the shareholder’s right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a)     the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b)     any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4)   If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240               (1)   If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)     a copy of the proposed resolution, and

(b)     a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2)   If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)     a copy of the proposed resolution, and

(b)     a statement advising of the right to send a notice of dissent.

(3)   If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors’ resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,

(a)     a copy of the resolution,

(b)     a statement advising of the right to send a notice of dissent, and

(c)     if the resolution has passed, notification of that fact and the date on which it was passed.

(4)   Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

Notice of court orders

241     If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a) a copy of the entered order, and

(b) a statement advising of the right to send a notice of dissent.

Notice of dissent

242               (1)   A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) must,

(a)     if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b)     if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c)     if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i)      the date on which the shareholder learns that the resolution was passed, and

(ii)     the date on which the shareholder learns that the shareholder is entitled to dissent.

(2)   A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (g) must send written notice of dissent to the company

(a)     on or before the date specified by the resolution or in the statement referred to in section 240 (2) (b) or (3) (b) as the last date by which notice of dissent must be sent, or

(b)     if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3)   A shareholder intending to dissent under section 238 (1) (h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a)     within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b)     if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4)   A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a)     if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b)     if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i)      the names of the registered owners of those other shares,

(ii)     the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)    a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c)     if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

(i)      the name and address of the beneficial owner, and

(ii)     a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder’s name.

(5)   The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243               (1)   A company that receives a notice of dissent under section 242 from a dissenter must,

(a)     if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i)      the date on which the company forms the intention to proceed, and

(ii)     the date on which the notice of dissent was received, or

(b)     if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2)   A notice sent under subsection (1) (a) or (b) of this section must

(a)     be dated not earlier than the date on which the notice is sent,

(b)     state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c)     advise the dissenter of the manner in which dissent is to be completed under section 244.

Completion of dissent

244               (1)   A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a)     a written statement that the dissenter requires the company to purchase all of the notice shares,

(b)     the certificates, if any, representing the notice shares, and

(c)     if section 242 (4) (c) applies, a written statement that complies with subsection (2) of this section.

(2)   The written statement referred to in subsection (1) (c) must

(a)     be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b)     set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i)      the names of the registered owners of those other shares,

(ii)     the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)    that dissent is being exercised in respect of all of those other shares.

(3)   After the dissenter has complied with subsection (1),

(a)     the dissenter is deemed to have sold to the company the notice shares, and

(b)     the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4)   Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5)   Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6)   A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245               (1)   A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a)     promptly pay that amount to the dissenter, or

(b)     if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2)   A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a)     determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b)     join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244 (1), and

(c)     make consequential orders and give directions it considers appropriate.

(3)   Promptly after a determination of the payout value for notice shares has been made under subsection (2) (a) of this section, the company must

(a)     pay to each dissenter who has complied with section 244 (1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter’s notice shares, or

(b)     if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4)   If a dissenter receives a notice under subsection (1) (b) or (3) (b),

(a)     the dissenter may, within 30 days after receipt, withdraw the dissenter’s notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b)     if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5)   A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a)     the company is insolvent, or

(b)     the payment would render the company insolvent.

Loss of right to dissent

246               The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a)     the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b)     the resolution in respect of which the notice of dissent was sent does not pass;

(c)     the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d)     the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e)     the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f)      a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g)     with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h)     the notice of dissent is withdrawn with the written consent of the company;

(i)      the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Shareholders entitled to return of shares and rights

247               If, under section 244 (4) or (5), 245 (4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a)     the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244 (1) (b) or, if those share certificates are unavailable, replacements for those share certificates,

(b)     the dissenter regains any ability lost under section 244 (6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c)     the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

APPENDIX E — COMPARISON OF SHAREHOLDER RIGHTS UNDER THE
BCBCA AND CBCA

The following should be read together with the more detailed information and statements contained elsewhere in the management information circular of Mogo Finance Technology Inc., to which this Appendix E is attached (the “Circular”). The information contained in this Appendix E, unless otherwise indicated, is given as of May 13, 2019, the date of the Circular.

All capitalized terms used in this Appendix E and not defined herein have the meaning given to them in the “Glossary of Terms” or elsewhere in the Circular. Unless otherwise indicated herein, reference to “$”, “Cdn$” or “Canadian dollars” are to Canadian dollars and reference to “US$” or “U.S. dollars” are to United States dollars. See “Currency and Exchange Rates” and “Cautionary Note Regarding Forward-Looking Statements and Risks” in the Circular.

The rights of Mogo Shareholders are currently governed by the Business Corporations Act (British Columbia) (the “BCBCA”) and by Mogo’s notice of articles and articles. Mogo Shareholders receiving Difference Shares under the Arrangement will become shareholders of Difference, which is governed by the Canada Business Corporations Act (the “CBCA”) and the articles and by-laws of Difference. Although the rights and privileges of shareholders under the CBCA are in many instances comparable to those under the BCBCA, there are several differences.

Following is a summary of certain differences between the BCBCA and the CBCA, but it is not intended to be a comprehensive review of the two statutes. Reference should be made to the full text of both statutes and the regulations thereunder for particulars of any differences between them, and Mogo Shareholders should consult their own legal or other professional advisors with regard to all of the implications of the Arrangement which may be of importance to them.

Charter Documents

Under the BCBCA, the charter documents consist of a “notice of articles,” which sets forth, among other things, the name of the corporation and the amount and type of authorized capital, and “articles” which govern the management of the corporation. The notice of articles is filed with the Registrar under the BCBCA, while articles are filed only with the corporation’s records office. A public corporation is required to file the “notice of articles” and “articles” on its SEDAR profile at www.sedar.com.

Under the CBCA, a corporation’s charter documents consist of “articles of incorporation,” which set forth, among other things, the name of the corporation, the province in Canada where the registered office is to be situated, the amount and type of authorized capital, and the “by-laws,” which govern the management of the corporation. The articles are filed with the Director under the CBCA and the by-laws are filed at the corporation’s registered office, or at another place in Canada designated by the corporation’s directors. A public corporation is required to file its “articles of incorporation” and its “bylaws” on its SEDAR profile at www.sedar.com.

Ability to Set Necessary Levels of Shareholder Consent

Under the BCBCA, a corporation, in its articles, can establish levels for various shareholder approvals (other than those prescribed by the BCBCA). The percentage of votes required for a “special resolution” can be specified in the articles and may be no less than two-thirds and no more than three-quarters of the votes cast. Under the CBCA, certain amendments to the charter documents of a corporation require a resolution passed by not less than two-thirds of the votes cast by the shareholders voting on the resolution authorizing the amendments and, where certain specified rights of the holders of a class or series of shares are affected by the amendments differently than the rights of the holders of other classes or series of shares, such holders are entitled to vote separately as a class or series, whether or not such class or series of shares otherwise carry the right to vote. A resolution to amalgamate a CBCA corporation for example requires a special resolution passed by the holders of each class or series of shares, whether or not such shares otherwise carry the right to vote, if such class or series of shares are affected differently.

Amendments to the Charter Documents of a Corporation

Changes to the notice of articles of a corporation under the BCBCA will be affected by the type of resolution specified in the articles of a corporation, which, for many alterations, including change of name, consolidation, creation of new classes or series of shares or alterations to the articles, could provide for approval solely by a resolution of the directors. In the absence of anything in the articles, most corporate alterations will require a special resolution of the shareholders to be approved by not less than two-thirds of the votes cast by the shareholders voting on the resolution. Alteration of the special rights and restrictions attached to issued shares requires, subject to the requirements set forth in the corporation’s articles, approval by a special resolution of the holders of the class or series of shares affected. A proposed amalgamation or continuation of a corporation out of the jurisdiction generally requires that shareholders approve the adoption of the amalgamation agreement or the continuance by way of a special resolution.

Under the CBCA, certain amendments to the charter documents of a corporation require a resolution passed by not less than two-thirds of the votes cast by the shareholders voting on the resolution authorizing the amendments and, where certain specified rights of the holders of a class or series of shares are affected by the amendments differently than the rights of the holders of other classes or series of shares, such holders are entitled to vote separately as a class or series, whether or not such class or series of shares otherwise carry the right to vote. A resolution to amalgamate a CBCA corporation requires a special resolution passed by the holders of each class or series of shares, whether or not such shares otherwise carry the right to vote, if such class or series of shares are affected differently.

Change of Name and Consolidation

The CBCA provides that a special resolution is required in order to change a corporation’s name or to consolidate or split its issued and outstanding capital. Under the BCBCA, if specified in a corporation’s articles, such changes may be approved by a directors’ resolution.

Sale of Business or Assets

Under the BCBCA, the directors of a corporation may sell, lease or otherwise dispose of all or substantially all of the undertaking of the corporation only if it is in the ordinary course of the corporation’s business or with shareholder approval authorized by special resolution. Under the BCBCA, a special resolution requires the approval of a “special majority”, which means the majority specified in a corporation’s articles, if such specified majority is at least two-thirds and not more than by three-quarters of the votes cast by those shareholders voting in person or by proxy at a general meeting of the corporation. If the articles do not contain a provision stipulating the special majority, then a special resolution is passed by at least two-thirds of the votes cast on the resolution.

The CBCA requires approval of the holders of two-thirds of the shares of a corporation represented at a duly called meeting to approve a sale, lease or exchange of all or substantially all of the property of the corporation that is other than in the ordinary course of business of the corporation. Holders of shares of a class or series, whether or not they are otherwise entitled to vote, can vote separately only if that class or series is affected by the sale, lease or exchange in a manner different from the shares of another class or series.

Rights of Dissent and Appraisal

The BCBCA provides that shareholders, including beneficial holders, who dissent from certain actions being taken by a corporation, may exercise a right of dissent and require the corporation to purchase the shares held by such shareholder at the fair value of such shares. The dissent right is applicable where the corporation proposes to:

(a)                                 alter the articles to alter restrictions on the powers of the corporation or on the business it is permitted to carry on;

(b)                                 adopt an amalgamation agreement;

(c)                                  approve an amalgamation whereby the corporation will be amalgamated to form an amalgamated foreign corporation under Division 4 of Part 9 of the BCBCA;

(d)                                 approve an arrangement, the terms of which arrangement permit dissent;

(e)                                  authorize or ratify the sale, lease or other disposition of all or substantially all of the corporation’s undertaking; or

(f)                                   authorize the continuation of the corporation into a jurisdiction other than British Columbia.

In certain circumstances, shareholders may also be entitled to dissent in respect of a resolution if dissent is authorized by such resolution, or if permitted by court order.

The CBCA contains a similar dissent remedy to that contained in the BCBCA, although the procedure for exercising this remedy is different. Subject to specified exceptions, dissent rights are available where the corporation resolves to:

(a)                                 amend its articles to add, remove or change restrictions any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(b)                                 amend its articles to add, remove or change any restriction upon the business or businesses that the corporation may carry on;

(c)                                  amalgamate with another corporation;

(d)                                 be continued under the laws of another jurisdiction;

(e)                                  sell, lease or exchange all or substantially all its property; or

(f)                                   carry out a going-private transaction or a squeeze-out transaction.

Oppression Remedies

Under the CBCA a registered shareholder, beneficial shareholder, former registered shareholder or beneficial shareholder, director, former director, officer or former officer of a corporation or any of its affiliates, or any other person who, in the discretion of a court, is a proper person to seek an oppression remedy, may apply to a court for an order to rectify the matters complained of where in respect of a corporation or any of its affiliates:

(a)                                 any act or omission of a corporation or its affiliates effects a result;

(b)                                 the business or affairs of a corporation or its affiliates are or have been carried on or conducted in a manner; or

(c)                                  the powers of the directors of the corporation or any of its affiliates are, have been exercised in a manner,

that is oppressive or unfairly prejudicial to, or that unfairly disregards the interests of any security holder, creditor, director or officer of the corporation.

On such an application, the court may make such order as it sees fit, including but not limited to, an order restraining the conduct complained of.

The oppression remedy under the BCBCA is similar to the remedy found in the CBCA, with a few differences. Under the CBCA, the applicant can complain not only about acts of the corporation and its directors but also acts of an affiliate of the corporation and the affiliate’s directors, whereas under the BCBCA, the shareholder can only complain of oppressive conduct of the corporation. Under the BCBCA the applicant must bring the application in a timely manner, which is not required under the CBCA, and the court may make an order in respect of the complaint if it is satisfied that the application was brought by the shareholder in a timely manner. As with the CBCA, the court may make such order as it sees fit, including an order to prohibit any act proposed by the corporation. Under the CBCA a corporation is prohibited from making a payment to a successful applicant in an oppression claim if there are reasonable grounds for believing that (a) the corporation is, or after the payment, would be unable to pay its liabilities as they become due, or (b) the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities; under the BCBCA, if there are reasonable grounds for believing that the corporation is, or after a payment to a successful applicant in an oppression claim would be, unable to pay its debts as they become due in the ordinary course of business, the corporation must make as much of the payment as possible and pay the balance when the corporation is able to do so.

Shareholder Derivative Actions

Under the BCBCA, a shareholder, defined as including a beneficial shareholder and any other person whom the court considers to be an appropriate person to make an application under the BCBCA, or a director of a corporation may, with leave of the court, bring a legal proceeding in the name and on behalf of the corporation to enforce an obligation owed to the corporation that could be enforced by the corporation itself, or to obtain damages for any breach of such an obligation. An applicant may also, with leave of the court, defend a legal proceeding brought against a corporation.

A broader right to bring a derivative action is contained in the CBCA than is found in the BCBCA, and this right extends to former shareholders, directors or officers of a corporation or its affiliates, and any person who, in the discretion of the court, is a proper person to make an application to court to bring a derivative action. In addition, the CBCA permits derivative actions to be commenced in the name and on behalf of a corporation or any of its subsidiaries. The complainant must provide the directors of the corporation or its subsidiary with fourteen days’ notice of the complainant’s intention to apply to the court to bring a derivative action.

Requisition of Meetings

The BCBCA provides that one or more shareholders of a corporation holding not less than 5% of the issued voting shares of the corporation may give notice to the directors requiring them to call and hold a general meeting which meeting must be held within 4 months. Subject to certain exceptions, if the directors fail to provide notice of a meeting within 21 days of receiving the requisition, the requisitioning shareholders, or any one or more of them holding more than 2.5% of the issued shares of the corporation that carry the right to vote at general meetings may send notice of a general meeting to be held to transact the business stated in the requisition.

The CBCA permits the holders of not less than 5% of the issued shares of a corporation that carry the right to vote at a meeting to require the directors to call and hold a meeting of the shareholders of the corporation for the purposes stated in the requisition. Subject to certain exceptions, if the directors fail to provide notice of a meeting within 21 days of receiving the requisition, any shareholder who signed the requisition may call the meeting.

Form and Solicitation of Proxies, Information Circular

Under the BCBCA, the management of a public corporation, concurrently with sending a notice of meeting of shareholders, must send a form of proxy to each shareholder who is entitled to vote at the meeting as well as an information circular containing prescribed information regarding the matters to be dealt with at the meeting. The required information is substantially the same as the requirements that apply to the corporation under applicable Securities Laws. The BCBCA does not place any restriction on the method of soliciting proxies.

The CBCA also contains provisions prescribing the form and content of notices of meeting and information circulars. Under the CBCA, a person who solicits proxies, other than by or on behalf of management of the corporation, must send a dissident’s proxy circular in prescribed form to each shareholder whose proxy is solicited, to each director and to the corporation. Pursuant to the CBCA a person may solicit proxies without sending a dissident’s proxy circular if either (i) the total number of shareholders whose proxies solicited is 15 or fewer (with two or more joint holders being counted as one shareholder), or (ii) the solicitation is, in certain prescribed circumstances, conveyed by public broadcast, speech or publication.

Place of Shareholders’ Meetings

The BCBCA requires all meetings of shareholders to be held in British Columbia unless: (i) a location outside the province of British Columbia is provided for in the articles; (ii) the articles do not restrict the corporation from approving a location outside of the province of British Columbia for holding of the general meeting and the location of the meeting is approved by the resolution required by the articles for that purpose or by ordinary resolution if no resolution is required for that purpose by the articles; or (iii) if the location for the meeting is approved in writing by the registrar before the meeting is held.

The CBCA requires all meetings of shareholders to be held at a place within Canada provided in the by- laws unless a location outside of Canada is specified in the articles or the shareholders entitled to vote at the meeting agree that the meeting is to be held at that place.

Number of Directors and Residency Requirements

The BCBCA provides that a public corporation must have at least three directors but does not have any residency requirements for directors.

The CBCA also requires a minimum of three directors for a public corporation but requires that at least two of those directors be unrelated parties. Further, at least 25% of directors be resident Canadians, unless the corporation has less than four directors, in which case at least one director must be a resident Canadian.

Removal of Directors

The BCBCA provides that the shareholders of a corporation may remove one or more directors by a special resolution or by any other method specified in the articles. If holders of a class or series of shares have the exclusive right to elect or appoint one or more directors, a director so elected or appointed may only be removed by a separate special resolution of the shareholders of that class or series or by any other method specified in the articles.

The CBCA provides that the shareholders of a corporation may by ordinary resolution at an annual or special meeting remove any director or directors from office. An ordinary resolution under the CBCA requires the resolution to be passed by a majority of votes cast by the shareholders who voted in respect of that resolution. The CBCA further provides that where the holders of any class or series of shares of a corporation have an exclusive right to elect one or more directors, a director so elected may only be removed by an ordinary resolution at a meeting of the shareholders of that class or series.

Meaning of “Insolvent”

Under the BCBCA, for purposes of the insolvency test that must be passed for the payment of dividends and purchases and redemptions of shares, “insolvent” is defined to mean when a corporation is unable to pay its debts as they become due in the ordinary course of its business. Unlike the CBCA, the BCBCA does not impose a net asset solvency test for these purposes. For purposes of proceedings to dissolve or liquidate, the definition of “insolvent” from federal bankruptcy legislation applies.

Under the CBCA, a corporation may not pay dividends or purchase or redeem its shares if there are reasonable grounds for believing (i) it is or would be unable to pay its liabilities as they become due; or (ii) it would not meet a net asset solvency test. The net asset solvency tests for different purposes vary somewhat.

Reduction of Capital

Under the BCBCA, capital may be reduced by special resolution or court order. A court order is required if the realizable value of the corporation’s assets would, after the reduction of capital, be less than the aggregate of its liabilities.

Under the CBCA, capital may be reduced by special resolution but not if there are reasonable grounds for believing that (i) the corporation is, or would after the reduction be, unable to pay its liabilities as they become due, or (ii) the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

Shareholder Proposals

The BCBCA includes a more detailed regime for shareholders’ proposals than the CBCA. For example, a person submitting a proposal must have been the registered or beneficial owner of one or more voting shares for at least two years before signing the proposal. In addition, the proposal must be signed by shareholders who, together with the submitter, are registered or beneficial owners of (i) at least 1% of the corporation’s voting shares, or (ii) shares with a fair market value exceeding an amount prescribed by regulation (at present, C$2,000).

The CBCA allows a registered holder or beneficial owner of shares that are entitled to be voted at an annual meeting of shareholders submit a notice of a proposal.

Compulsory Acquisition

The CBCA provides a right of compulsory acquisition for an offeror that acquires 90% of the target securities pursuant to a take-over bid or issuer bid, other than securities held at the date of the bid by or on behalf of the offeror.

The BCBCA provides a substantively similar right although there are differences in the procedures and process. Unlike the CBCA, the BCBCA provides that where an offeror does not use the compulsory acquisition right when entitled to do so, a securityholder who did not accept the original offer may require the offeror to acquire the securityholder’s securities on the same terms contained in the original offer.

Investigation/Appointment of Inspectors

Under the BCBCA, a corporation may appoint an inspector to investigate the affairs and management of a corporation by special resolution. Shareholders holding at least 20% of the issued shares of a corporation may apply to the court for the appointment of an inspector. The court must consider whether there are reasonable grounds for believing there has been oppressive, unfairly prejudicial, fraudulent, unlawful or dishonest conduct.

Under the CBCA, shareholders can apply to the court for the appointment of an inspector. Unlike the BCBCA, the CBCA does not require an applicant to hold a specified number of shares for a court order application, nor does it permit the corporation to commence an investigation by way of approval by special resolution of a corporation’s shareholders.

Dividends

Under the BCBCA, a corporation may pay dividends to its shareholders by shares or property, including money, unless the corporation is insolvent or the payment of the dividends would render the corporation insolvent.

Under the CBCA, a corporation may pay dividends in the same forms as are permitted under the BCBCA, however, a corporation must not pay dividends if the corporation is, or would after the payment be, unable to pay its liabilities as they become due, or the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities and stated capital of all classes.

APPENDIX F — INFORMATION CONCERNING DIFFERENCE

[Please see attached.]

F - 1

APPENDIX F — INFORMATION CONCERNING DIFFERENCE

Difference Documents Incorporated by Reference	2
Description of Business	3
General	3
Capitalization of Difference	3
Difference Shares	3
Difference Preferred Shares	3
Difference Stock Option Plan	4
Prior Sales	6
Trading Price and Volume	6
Dividends	6
Consolidated Capitalization	6
Risk Factors	7

The following is a summary of Difference Capital Financial Inc. (“Difference”), which summary should be read together with the more detailed information and financial data and statements contained elsewhere in the management information circular of Mogo Finance Technology Inc. (“Mogo”), to which this Appendix F is attached (the “Circular”).

All capitalized terms used in this Appendix F and not defined herein have the meaning given to them in the “Glossary of Terms” or elsewhere in the Circular. Unless otherwise indicated herein, reference to “$”, “CAN$” or “Canadian dollars” are to Canadian dollars, and references to “US$”, “U.S. dollars” or “USD” are to United States dollars. See “Currency and Exchange Rates” and “Cautionary Note Regarding Forward-Looking Statements and Risks” in the Circular.

The information contained in this Appendix F, unless otherwise indicated, is given as of May 13, 2019, the date of the Circular.

DIFFERENCE DOCUMENTS INCORPORATED BY REFERENCE

Information in respect of Difference and its subsidiaries has been incorporated by reference in this Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request, without charge, from the Corporate Secretary of Difference at 2 St. Clair Avenue West, Suite 1201, Toronto, Ontario, M4V 1L5. These documents are also available on SEDAR at www.sedar.com.

The following documents of Difference are specifically incorporated by reference into, and form an integral part of, this Circular:

(a)         the Arrangement Agreement;

(b)         the amendment to the Arrangement Agreement between Mogo and Difference dated May 13, 2019;

(c)          management information circular of Difference dated May 13, 2019 prepared in connection with the annual general meeting of Difference Shareholders held on June 18, 2019;

(d)         Difference’s annual information form dated April 1, 2019 for the financial year ended December 31, 2018 (the “Difference AIF”);

(e)          Difference’s audited annual consolidated financial statements for the fiscal year ended December 31, 2018, together with the notes thereto and the independent auditors’ report thereon (the “Difference Annual Financial Statements”);

(f)           Difference’s management’s discussion and analysis for the fiscal year ended December 31, 2018;

(g)          Difference’s material change report dated April 24, 2019, announcing the Arrangement Agreement; and

(h)         Mogo’s material change report dated April 18, 2019, announcing the Arrangement Agreement.

Any documents of the type described in Section 11.1 of Form 44-101F1 — Short Form Prospectus filed by Difference with a securities commission or any similar authority in Canada after the date of this Circular and prior to the Effective Date, are deemed to be incorporated by reference in this Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular, to the extent that a statement contained in this Circular or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Circular, except as so modified or superseded.

DESCRIPTION OF BUSINESS

General

The business purpose of Difference is to invest funds solely to earn returns from capital appreciation and investment income. Difference invests in and advises growth companies. Difference leverages its capital market expertise to help unlock the value in technology, media and healthcare companies as they approach important milestones in their business lifecycle. Difference generally, albeit not exclusively, seeks to invest in the mid to later stages of a target private company’s development or in emerging technologies that are developed and validated but may be in the early stage of commercialization. This strategy allows Difference to invest in enterprises that are commercially viable and have visibility toward high growth. In the past, Difference has also made significant investments in early stage private companies as well as opportunistic investments in distressed United States real estate. Difference currently has an interest in commercial real estate that serves the technology sector growth companies.

Difference was incorporated by letters patent under the laws of Canada on January 14, 1972, under the name “Eskimo International Resources Limited”.  Difference was continued under the CBCA by articles of continuance dated November 19, 1979.  Following a series of name changes, on June 17, 2013, Difference changed its name from “Difference Capital Funding Inc.” to “Difference Capital Financial Inc.”.

Difference’s head office is located at 2 St. Clair Avenue West, Suite 1201, Toronto, Ontario, M4V 1L5. Difference’s registered office is located at Wildeboer Dellelce Place, Suite 800, 365 Bay Street, Toronto, Ontario, M5H 2V1. Difference is a reporting issuer in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland.

CAPITALIZATION OF DIFFERENCE

Difference has two authorized classes of shares: an unlimited number of Difference Shares and an unlimited number of Difference Preferred Shares.

Difference Shares

The holders of Difference Shares are entitled to one vote per Difference Share at all meetings of Difference Shareholders. Holders of Difference Shares are entitled to receive dividends as and when declared by the Difference Board, and to receive a pro-rata share of the assets of Difference available for distribution to the holders of Difference Shares in the event of liquidation, dissolution or winding up of Difference.

As at the date hereof, there are 5,725,821 Difference Shares issued and outstanding.

Difference Preferred Shares

The Difference Preferred Shares may be issued, from time to time, in one or more series with such rights, privileges, restrictions and conditions as the Difference Board may determine, including, without limiting the generality of the foregoing, the issue price per share of the shares of such series; the rate or amount of any dividends or the method of calculating any dividends; the dates of payment thereof; any redemption, purchase and/or conversion prices; terms and conditions of any redemption, purchase and/or conversion; and any sinking fund or other provisions.

The Difference Preferred Shares of each series will rank on a parity with the Difference Preferred Shares of every other series and are entitled to preference over the Difference Shares and any other shares ranking junior to the Difference Preferred Shares with respect to the payment of dividends and in the distribution of the assets of Difference in the event of liquidation, dissolution or winding-up. If any dividends or amounts payable on the return of capital in respect of a series of Difference Preferred Shares are not paid in full, all series of Difference Preferred Shares shall participate rateably in respect of such dividend or return of capital. The Difference Preferred Shares of any series may be made convertible into Difference Shares. Unless the directors determine otherwise, the Difference Preferred Shares shall have no voting rights as a class.

As at the date hereof, there are no outstanding Difference Preferred Shares.

Private Debentures

On June 21, 2018, Difference issued a non-brokered private placement of senior debentures (the “Private Debentures”) for aggregate gross proceeds of $6.7 million. The Private Debentures were to mature on June 30, 2020 and bore an interest rate of 12% per annum calculated and payable quarterly, in arrears, in cash, on March 31, June 30, September 30 and December 31 (each an “Interest Payment Date”) in each year commencing September 30, 2018.

The Private Debentures were redeemable in whole or in part at the option of Difference on not more than 45 days and not less than 15 days prior notice at a price equal to their principal amount plus accrued and unpaid interest (the “Redemption Amount”). In the event the Private Debentures were redeemed prior to June 30, 2019, the holder was entitled to receive, in addition to the Redemption Amount, any interest that would have otherwise accrued from the redemption date through June 30, 2019. The Private Debentures were also subject to a cash covenant, whereby any cash generated from Difference’s portfolio, excluding some trading flexibility around Difference’s public positions, in excess of $4.0 million would be used to redeem Private Debentures on a pro rata basis on each Interest Payment Date, if applicable.

On January 16 and 17, 2019, all of the Private Debentures were redeemed.

DIFFERENCE STOCK OPTION PLAN

The Difference Stock Option Plan was initially adopted on June 22, 2009

The Difference Stock Option Plan is a means of compensating a director or employee of the Difference or any of its affiliated entities, and any consultant who, because of his or her roles and responsibilities, is designated by the Difference Board as a potential participant in the Difference Stock Option Plan, for their contributions to the performance of the Difference (collectively, the “Eligible Persons”). The Difference Stock Option Plan is intended to (i) provide an incentive to Eligible Persons of the Difference to further the development, growth and profitability of the Difference; (ii) contribute in providing such  Eligible Persons  with a total  compensation and rewards  package; and (iii)  assist  the Difference in retaining and attracting directors, employees and consultants with experience and ability. Difference Option grants are considered when reviewing compensation packages as a whole.

The Difference Board designates, in its absolute discretion, from among the Eligible Persons those to whom options shall be granted (each, a “Participant”), the number of Difference Shares to be covered by each option, the exercise price for each option, the period during which the same may be exercised and the other terms and conditions attaching thereto. The number of Difference Shares that may be issued as a result of the grant of options under the Difference Stock Option Plan shall not exceed 10% of the number of the then-issued and outstanding Difference Shares of the Difference at the time of grant.

The Difference Stock Option Plan provides that the exercise price of the options may not be lower than the closing price of the Difference Shares on the TSX, on the trading day prior to the date of the grant of an option; provided that if there is no closing price on such trading day, then market value shall mean the mid-point between the bid and ask at the close of trading on the trading day prior to the date of grant.

The Difference Stock Option Plan provides, among other things, that: (i) no individual (or his associates) shall be granted options which could result in the issuance of Difference Shares exceeding 5% of the total number of issued and outstanding Difference Shares of the Difference, within a one-year period, to such individual (and his associates) in the aggregate; (ii) the number of Difference Shares reserved for issuance to any individual pursuant to options shall not exceed 5% of the number of issued and outstanding Difference Shares; (iii) the number of Difference Shares reserved for issuance, pursuant to the Difference Stock Option Plan and all other established or proposed share compensation arrangements of the Difference, to all insiders shall not exceed 10% of the issued and outstanding Difference Shares; (iv) the number of Difference Shares issued within a one-year period, pursuant to the Difference Stock Option Plan and all other established or proposed share compensation arrangements of the Difference, to insiders shall not exceed 10% of the issued and outstanding Difference Shares; (v) the number of options granted to all individuals employed to conduct investor relations activities, or to any one consultant, in any 12 month period shall not exceed 2% of the issued and outstanding Difference Shares; and (vi) any options issued to consultants conducting investor relations activities shall vest in stages over 12 months with no more than 25% of such options vesting in any three (3) month period.

The Difference Stock Option Plan provides that the purchase price for the Difference Shares covered by an option granted under the Difference Stock Option Plan shall be paid in full at the time of exercise of such option.

The Difference Stock Option Plan provides that: (i) each option shall be exercisable during a period established by the Difference Board provided that the expiry of such period cannot exceed ten years after the date of grant (the “Difference Option Expiry Date”); and (ii) an option may be exercised at any time, or from time to time, during its term as to any number of whole Difference Shares which are then available for purchase, provided that no partial exercise may be for less than 100 whole Difference Shares.

Unless the Difference Board decides otherwise, options granted under the Difference Stock Option Plan will expire at the earlier of the Difference Option Expiry Date and: (i) 12 months after the effective date of a Participant’s retirement or disability; (ii) 12 months after a Participant’s death; or (iii) 12 months after the effective date that a Participant ceases to be a full-time employee or consultant of the Difference for any reason other than retirement, disability or death. The Difference Stock Option Plan also provides that if the term of an option of any Participant under the Difference Stock Option Plan expires during or within ten (10) Business Days of the expiration of a blackout period implemented by the Difference, then the term of the option or the unexercised portion thereof shall be extended by ten (10) Business Days after the expiration of such blackout period.

The Difference Board has the authority, at any time, to amend or revise the terms of the Difference Stock Option Plan, subject to the receipt of all necessary regulatory approvals, provided that no such amendment or revision shall alter the terms of any options previously granted under the Difference Stock Option Plan. The following may not be amended without approval of the Difference Shareholders of the Difference: (i) increases to the maximum number of Difference Shares reserved for issuance under the Difference Stock Option Plan; (ii) amendments to grant additional powers to the Difference Board to amend the Difference Stock Option Plan or entitlements without Difference Shareholder approval; (iii) reduction in the exercise price of options granted pursuant to the Difference Stock Option Plan or other entitlements held by insiders; (iv) extension of the term of options granted pursuant to the Difference Stock Option Plan held by insiders; and (v) changes to the insider participation limits which result in Difference Shareholder approval to be required on a disinterested basis.

The Difference Board may at any time and from time-to-time by resolution terminate the Difference Stock Option Plan, but no such termination shall, except with the written consent of the Participants concerned, affect the terms and conditions of options previously granted under the Difference Stock Option Plan to the extent that they have not been exercised, unless the rights of such Participants shall then have terminated or been wholly exercised.

As of the date hereof, 536,000 Difference Options were issued and outstanding under the Difference Stock Option Plan to employees and directors of the Difference.

PRIOR SALES

In the twelve-month period prior to the date of this Circular, Difference has issued the following securities:

Date of Issuance/Grant of Security	Price Per Security/Exercise Price per Security ($)		Number and Type of Securities Issued/Granted	Reason for Issuances of Security
November 28, 2018	$2.50	(1)	196,000 Difference Option	Difference Option Grant

Notes:

(1)               Represents the exercise price to acquire one Difference Share for a ten-year period, expiring November 28, 2028.

TRADING PRICE AND VOLUME

The Difference Shares are listed for trading on the TSX under the trading symbol “DCF”. The following table sets forth the reported intraday high and low prices and the trading volume by month for the Difference Shares on the TSX from March 1, 2018 up to and including May 13, 2019:

	Price ($)
Month	High	Low	Volume
May 2018	$3.40	$3.07	38,438
June 2018	$3.31	$3.05	26,912
July 2018	$3.22	$3.00	20,370
August 2018	$3.31	$3.00	81,746
September 2018	$3.16	$2.64	238,855
October 2018	$2.79	$2.51	25,703
November 2018	$2.58	$2.05	25,205
December 2018	$3.30	$2.00	301,392
January 2019	$4.37	$2.80	192,040
February 2019	$5.20	$3.90	193,272
March 2019	$5.25	$4.30	23,781
April 2019	$5.10	$3.74	635,440
May 1, 2019 — May 13,2019	$5.20	$4.50	$49,150

The closing price of the Difference Shares on the TSX on May 13, 2019 was $4.21. The closing price of the Difference Shares on the TSX on April 12, 2019, the last trading day prior to the announcement of the Arrangement, was $4.40.

DIVIDENDS

The holders of Difference Shares are entitled to receive distributions as and when declared from time to time on the Difference Shares by the Difference Board, acting in their sole discretion, out of the assets of Difference properly available for the payment of dividends.

On February 27, 2019, the Difference Board declared Difference’s first ever special dividend of $0.10 per Difference Share, payable in cash. The declaration of any future dividends by the Difference Board will be dependent on Difference’s earnings, liquidity position, financial condition and capital requirements, as well as any other factors deemed relevant by the Difference Board.

During the last three financial years, Difference has declared and paid cash dividends per Difference Share as noted below:

Record Date	Payment Date	Dividend per Common Share
March 22, 2019	April 5, 2019	$0.10

CONSOLIDATED CAPITALIZATION

Other than as disclosed under the section “Subsequent Events” in the Difference Annual Financial Statements, incorporated by reference herein, and the redemption of the Private Debentures, there have been no material changes in the consolidated share and loan capital of Difference from December 31, 2018 to the date of this Circular.

RISK FACTORS

The operations of Difference are subject to risks due to the nature of its business, which is investment in growth companies. An investment in Difference Shares involves significant risks, which should be carefully considered by Difference Shareholders and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. In addition to information set out elsewhere, or incorporated by reference, in this Circular, Difference Shareholders should carefully consider the risk factors set forth under the section “Risk Factors” in the Difference AIF, incorporated by reference herein.

Difference Shareholders should also carefully consider all of the information disclosed in this Circular and the documents incorporated by reference.

The risk factors that are identified in this Circular and the documents incorporated by reference are not exhaustive and other factors may arise in the future that are currently not foreseen by management of Difference that may present additional risks in the future.

APPENDIX G — FINANCIAL STATEMENTS OF DIFFERENCE

[Please see attached]

G - 1

DIFFERENCE CAPITAL Financial Statements December 31, 2018

Independent Auditor's Report To the Shareholders of Difference Capital Financial Inc.: Opinion We have audited the financial statements of Difference Capital Financial Inc. (the "Company"), which comprise the statements of financial position as at December 31, 2018, and the statements of loss and comprehensive loss, changes in equity and cash flows for the year then ended, and notes to the financial statements, including a summary of significant accounting policies. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2018, and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards. Basis for Opinion We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Other Matter The financial statements of the Company for the year ended December 31, 2017, were audited by another auditor who expressed an unmodified opinion on those financial statements on April 2, 2018. Other Information Management is responsible for the other information. The other information comprises Management's Discussion and Analysis. Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon. In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. We obtained Management's Discussion and Analysis prior to the date of this auditor's report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard. Responsibilities of Management and Those Charged with Governance for the Financial Statements Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so. Those charged with governance are responsible for overseeing the Company's financial reporting process. MNP

Auditor's Responsibilities for the Audit of the Financial Statements Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also: • Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management. Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern. Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation. • • • • We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards. The engagement partner on the audit resulting in this independent auditor's report is Jaspreet Chahal. MAI?LLf' Chartered Professional Accountants Toronto, Ontario April1, 2019 Licensed Public Accountants MNP

STATEMENTS OF FINANCIAL POSITION ASSETS Current Cash and cash equivalents Distribution receivables [note 4] Marketable securities [note 5) Investments [notes 6 & 16) Prepaid expenses, deposits and other receivables Interest receivable $ 6 $ 9,284 341 368 169 1,000 61 101 68 53 Total current assets 1,337 10,114 Investments [notes 6 & 16] 63,129 66,919 $ Total assets 64,466 $ 77,033 LIABILITIES Current Accounts payable and accrued liabilities Due to related parties [notes 7 & 16] Accrued interest on convertible debentures Convertible debentures [notes 8 & 14c] $ 783 15,036 $ 208 2,261 970 28,556 Total current liabilities 15,819 31,995 Private debentures [notes 9 & 14c) 6,700 Total liabilities 22,519 31,995 SHAREHOLDERS' EQUITY Share capital [note 10) Equity component of convertible debentures [note 8) Contributed surplus Deficit 134,357 134,429 2,151 79,131 (170,673) 81,479 (173,889) Total shareholders' equity 41,947 45,038 $ Total liabilities and shareholders' equity 64,466 $ 77,033 Net Asset Value per share [notes 2 & 20] $ 7.21 7.74 $ See accompanying notes, which are an integral part of these financial statements. On behalf of the Board of Directors: "Corey Delaney" Director "Henry Kneis" Director DIFFERENCE CAPITAL FINANCIAL INC. 3

STATEMENTS OF LOSS AND COMPREHENSIVE LOSS NET REALIZED AND UNREALIZED GAIN (LOSS) Net realized gain (loss) on disposal of investments and marketable securities Net change in unrealized gain on investments and marketable securities $ 619 930 $ (1,391) 4,593 1,549 3,202 OTHER INCOME Advisory fees Interest, dividends and other income [note 16] (Loss) gain on repurchase and redemption of convertible debentures [note 8] 40 584 (176) 1,602 9 448 1,611 EXPENSES Employee compensation and benefits [note 19] Professional fees General and administrative Provision for uncollectible receivables Harmonized sales tax Financing costs Transaction costs 1,650 920 333 1,271 811 371 186 89 3,230 36 2,229 81 Total expenses 5,213 5,994 $ Net loss and comprehensive loss (3,216) $ (1,181) Weighted average number of common shares outstanding [note 18] Basic and diluted Loss per share [note 18] Basic and diluted 5,815,924 5,838,349 $(0.55) $(0.20) See accompanying notes, which are an integral part of these financial statements. DIFFERENCE CAPITAL FINANCIAL INC. 4

STATEMENTS OF CHANGES IN EQUITY Share capital Balance, beginning of the year Normal course issuer bid common shares repurchased and cancelled [note 10] $ 134,429 (72) $ 135,397 (968) Balance, December 31 134,357 134,429 Equity component of convertible debentures Balance, beginning of the year Normal course issuer bid convertible debentures repurchased and cancelled [note 8] 2,151 (2,151) 2,180 (29) Balance, December 31 2,151 Contributed surplus Balance, beginning of the year Stock option expense [note 12] Normal course issuer bid common shares repurchased and cancelled [note 10] Normal course issuer bid convertible debentures repurchased and cancelled [note 8] 79,131 131 66 2,151 78,143 178 799 11 Balance, December 31 81,479 79,131 Deficit Balance, beginning of the year Net loss (170,673) (3,216! (169,492) (1,181) Balance, December 31 (173,889) (170,673) Net change in equity during the year Equity, beginning of the year (3,091) 45,038 (1,190) 46,228 $ Balance, December 31 41,947 $ 45,038 See accompanying notes, which are an integral part of these financial statements. DIFFERENCE CAPITAL FINANCIAL INC. 5

STATEMENTS OF CASH FLOWS OPERATING ACTIVITIES Net loss for the year Items not affecting cash: Net realized (gain) loss on disposal of investments and marketable securities Net change in unrealized gain on investments and marketable securities Amortization of financing costs on convertible debentures Loss (gain) on repurchase/redemption of convertible debentures Conversion of interest revenue into equities and debentures Stock option expense [note 12] Net change in non-cash working capital balances Purchase of marketable securities Proceeds from disposal of marketable securities Purchase of investments Proceeds from disposal and maturity of investments $ (3,216) (1,181) 1,391 (4,593) 883 (9) (498) 178 4,847 (2,224) 584 (5,549) 5,251 (619) (930) 475 176 (281) 131 (2,416) 485 (5,933) 10,989 Cash (used in) operating activities (1,139) (920) FINANCING ACTIVITIES Proceeds from issuance of private debentures [note 9] Proceeds from related party loans [notes 7 and 16] Redemption of convertible debentures [note 8] Normal course issuer bid common shares repurchased and cancelled [note 10] Normal course issuer bid convertible debentures repurchased and cancelled [note 8] 6,700 14,226 (29,161) (9) (171) (394) Cash used in financing activities (8,244) (565) Net (decrease) in cash during the year Cash and cash equivalents, beginning of the year Effect of exchange rate changes on cash and cash equivalents (9,383) 9,284 105 (1,485) 10,848 (79) $ Cash and cash equivalents, end of the year 6 $ 9,284 $ Interest received Dividends received Interest paid 570 13 1,754 $ 850 160 2,348 See accompanying notes, which are an integral part of these financial statements. DIFFERENCE CAPITAL FINANCIAL INC. 6

SCHEDULE OF INVESTMENTS FINANCIAL TECHNOLOGIES Carta Solutions Holding Corporation Ethoca Solutions Inc. Mogo Finance Technology Inc. equity securities & warrants equity securities equity securities Canada Canada Canada 4,996 1,508 10,408 16,912 14,729 HEALTHCARE BrainScope Company Inc. Cardiac Dimensions Pty. Ltd. equity securities equity securities United States United States 1,950 2,492 4,442 3,641 INTERNET BuildDirect.com Technologies Inc. Vision Critical Communications Inc. Scribble Technologies Inc. Hootsuite Media Inc. equity securities equity securities equity securities equity securities Canada Canada Canada Canada 8,509 4,997 4,608 2,080 20,194 8,716 MEDIA and MEDIA TECHNOLOGIES Blue Ant Media Inc. Cricket Media Group Ltd. equity securities convertible debentures Canada Canada 4,787 4,575 9,362 4,979 TECHNOLOGIES Vena Solutions Baanto International Ltd. equity securities equity securities convertible debentures, Canada Canada 4,677 3,770 Other equity securities Canada & U.S. 751 9,198 15,927 OTHER Difference RM Holdings Corp. Waterloo innovation Network LP Wekerloo Developments Inc. equity securities limited partnership units loan convertible debentures, equity securities and units United States Canada Canada 6,320 2,000 1,000 Other Canada 546 9,866 16,138 TOTAL INVESTMENTS 69,974 64,129 DIFFERENCE CAPITAL FINANCIAL INC. 7

SCHEDULE OF INVESTMENTS (continued) PORTFOLIO INVESTMENTS AND FAIR VALUE Significant purchases, sales and changes in valuation of investments for the year ended December 31, 2018 included the following: Baanto International Ltd. ("Baanto") Based on peer group valuations as well as current and future revenue expectations at Baanto, the Company has reduced its carrying value of Baanto preference shares by $0.6 million. Blue Ant Media Inc. ("Blue Ant") The Company has reassessed the fair market value of its Blue Ant given reduced multiples of its peer group and recorded an unrealized loss of $0.8 million in 2018. BrainScope Company Inc. ("BrainScope") While it has made significant clinical progress, BrainScope raised additional capital subsequent to year-end that ranks in priority to the preferred shares held by the Company at December 31, 2018. The Company therefore reduced the December 31, 2018 carrying value of such BrainScope shares by $1.4 million. The Company later purchased $0.5 million of shares in this post-year-end offering by BrainScope (see Note 21). Carta Solutions Holding Corporation ("Carta") The Company made a new small bridge loan that was subsequently converted into Carta Class A preferred shares. An existing loan of $1.3 million, including accrued interest, was converted into Class B preferred shares. Common shares of Carta will be exchanged for Class C Preferred shares on a 1-for-3 basis. Difference RM Holdings Corp. ("Difference RM") The Company sold its ownership interest in the 618 acre parcel of undeveloped land in the City of Rancho Mirage, California. As at December 31, 2018, the Company's carrying value in Difference RM reflects loan receivable and cash held by Difference RM USA Holding Inc. (see note 7 for additional details). Ethoca Solutions Inc. ("Ethoca") A revaluation due to revenue and product growth and positive secondary market activity has resulted in the Company increasing its carrying value of Ethoca by $2.8 million in 2018. Mogo Finance Technology Inc. ("Mogo") During the year ended December 31, 2018, the Company sold all of its $4.0 million of Mogo convertible debentures for no material gain, reinvested an additional $5.8 million in Mogo common shares and received $0.2 million worth of Mogo common shares in lieu of interest. The Company marks to market its investments in Mogo, resulting in approximately $4.2 million of unrealized loss in 2018. Thunderbird Entertainment Inc. ("Thunderbird") The Company sold its investment stake in Thunderbird and used the funds generated towards repayment of its Convertible Debentures. The Company recorded a realized loss of $0.3 million in its Thunderbird investments in 2018, partially offset by dividends received on its Thunderbird preferred shares. TouchBistro Inc. ("TouchBistro") The Company sold its investment in Touchbistro for gross proceeds of $1.0M, resulting in a realized gain of $0.8M. Vena Solutions Inc. ("Vena") In February 2018, the Company converted its Vena convertible debentures into common shares. Subsequent to year-end, the Company sold the majority of its common shares in Vena. Unrealized gain for 2018 on the Company's Vena investment was $8.3 million. DIFFERENCE CAPITAL FINANCIAL IN.C. 8

SCHEDULE OF INVESTMENTS (continued) Waterloo Innovation Network LP ("WIN Fund") WIN Fund has chosen to write down to nil one of its two remaining investments as at December 31. The Company has estimated the impact to WIN Fund's net asset value and has reduced its carrying cost by $1.0 million in 2018. Other The Company wrote down its investments in Scribblelive Technologies Inc. and Waterloo Innovation Network LP totalling $2.3M. The Company recorded $1.6 million of unrealized foreign currency translation gain in the Company's U.S. investments. DIFFERENCECAPITALFINANCIALINC. ..· 9

NOTES TO THE FINANCIAL STATEMENTS December 31, 2018 and 2017 (in Canadian dollars) 1. COMPANY INFORMATION Difference Capital Financial Inc. ("Difference Capital" or the "Company") is a publicly listed company on the Toronto Stock Exchange (TSX: DCF) incorporated and domiciled in Canada. The registered address of the Company is Wildeboer Dellelce Place, Suite 800, 365 Bay Street, Toronto, Ontario, M5H 2V1. Difference Capital is an investment company focused on creating shareholder value through strategic investments in growth companies. The Company aims to generate medium-to long-term capital growth by investing in a diversified investment portfolio consisting predominantly of securities of private companies, particularly in the technology, media and healthcare sectors. 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES These audited financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). These financial statements were authorized for issuance by the Board of Directors of Difference Capital on April1, 2019. The following are the significant accounting policies used in the preparation of these financial statements: Basis of presentation and going concern considerations The financial statements of Difference Capital have been prepared on a going concern basis and under the historical cost convention, except for marketable securities and investments, which are measured at fair value. The financial statements are presented in Canadian dollars, which is also the Company's functional currency. These financial statements do not include adjustments to the carrying values of the assets and liabilities that would be necessary if the going concern assumption was not appropriate. Such adjustments could be material. On June 15, 2018, the Company redeemed $15.0 million in principal amount of its convertible unsecured subordinated debentures (the "Convertible Debentures") outstanding and maturing on July 31, 2018. On July 31, 2018, the Company repaid the remaining $14.2 million principal amount of the Convertible Debentures (see Note 8 for additional disclosure on the redemption and repayment). To fulfill its Convertible Debenture repayment obligation, the Company generated funds this year from the sale of investments, including its ownership interest in a 618 acre parcel of undeveloped land in the City of Rancho Mirage, California. In addition, the Company issued a non-brokered private placement of senior debentures for aggregate gross proceeds of $6.7 million (see Note 9 for additional details on these "Private Debentures"). Management closely monitors the liquidity of its portfolio holdings and plans its cash usages methodically in order to satisfy its financial obligations and meet its working capital needs. In the fourth quarter of 2018 in particular, the Company sought to partially monetize one or more of its assets in order to generate cash. As at year-end, the Company had minimal cash resources and a working capital deficit. Nevertheless, the Company was able to meet its obligations to Private Debenture holders and vendors, and announced on January 9, 2019 that its cash position had increased dramatically as a result of the sale of the majority of its holdings in Vena (see Note 21). Immediately thereafter, the Company was able to redeem all of its Private Debentures eighteen months prior to their maturity (also see Note 21). DIFFERENCE CAPITALFINANCIAL INC. I' 10

NOTES TO THE FINANCIAL STATEMENTS December 31, 2018 and 2017 (in Canadian dollars) 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued) Due to the illiquid nature of the private and smaller capitalization public investments in the portfolio, the continued success of management's liquidity plan cannot be assured and may be subject to significant change. Standards effective January 1, 2018 (i) IFRS 9 FINANCIAL INSTRUMENTS Classification and subsequent measurement On January 1, 2018, the Company adopted IFRS 9, Financial Instruments ("IFRS 9"), which replaces the guidance in lAS 39, Financial Instruments: Recognition and Measurement ("lAS 39"). The new standard provides a new approach for the classification of financial assets, which is based on the entity's business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Under IFRS 9, financial assets are classified as either fair value through profit or loss ("FVTPL"), fair value through other comprehensive income ("FVOCI"), or amortized cost; and financial liabilities are categorized as either FVTPL or amortized cost. For financial liabilities designated as fair value through profit or loss, IFRS 9 requires the presentation of the effects of changes in the liability's credit risk in other comprehensive income instead of net income. Classification and measurement of liabilities remains generally unchanged under IFRS 9. Upon transition to IFRS 9, the Company's financial assets and financial liabilities previously classified as held-for-trading and those designated as fair value through profit and loss under lAS 39 are now categorized as FVTPL. All assets previously classified as loans and receivables and other liabilities under lAS 39 are now classified as amortized cost under IFRS 9. There were no changes in the measurement attributes for any of the financial assets and financial liabilities upon transition to IFRS 9. The following is the new accounting policy for financial assets under IFRS 9: Financial assets and financial liabilities are classified as either FVTPL or amortized cost. The Company recognizes financial assets when it becomes party to the contractual provisions of the instrument. Financial assets are measured initially at their fair value plus, in the case of financial assets not subsequently measured at fair value through profit or loss, transaction costs that are directly attributable to their acquisition. Transaction costs attributable to the acquisition of financial assets subsequently measured at fair value through profit or loss are expensed in profit or loss when incurred. Regular way purchases and sales of financial assets are recognized at their trade date. The Company classifies its investments, marketable securities, and cash and cash equivalents at fair value through profit or loss. After recognition, financial assets measured at fair value with unrealized gains or losses presented in the statement of loss and comprehensive loss in the period in which they arise. All other financial assets, including distribution receivables, deposits and other receivables, and interest receivable, are measured at amortized cost. All financial liabilities, including accounts payables and accrued liabilities, due to related parties, private debentures and convertible debentures, are classified at amortized cost using the effective interest rate method. DIFFERENCE CAPITAL·FINANCIAL INC. 11

NOTES TO THE FINANCIAL STATEMENTS December 31, 2018 and 2017 (in Canadian dollars) 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued) Standards effective January 1, 2018 (continued) Business model assessment The Company assesses the objective of its business model for holding a financial asset at a level of aggregation which best reflects the way the business is managed and information is provided to management. Information considered in this assessment includes stated policies and objectives. Contractual cash flow assessment The cash flows of financial assets are assessed as to whether they are solely payments of principal and interest on the basis of their contractual terms. For this purpose, 'principal' is defined as the fair value of the financial asset on initial recognition. 'Interest' is defined as consideration for the time value of money, the credit risk associated with the principal amount outstanding, and other basic lending risks and costs. In performing this assessment, the Company considers factors that would alter the timing and amount of cash flows such as prepayment and extension features, terms that might limit the Company's claim to cash flows, and any features that modify consideration for the time value of money. Impairment of Financial Assets IFRS 9 replaces the "incurred loss" model in lAS 39 with an expected credit loss model ("ECL"). The new impairment model applies for all financial assets measured at amortized cost, contract assets, debt investments at FVOCI and certain off-balance sheet loan commitments and guarantees. The ECL model will generally result in an allowance for credit losses being recorded on financial assets regardless of whether there has been an actual loss event. Under IFRS 9, credit losses are recognized earlier than under lAS 39. For assets in the scope of the IFRS 9 impairment model, impairment losses are generally expected to increase and become more volatile. As of January 1, 2018, the Company recognizes loss allowances for expected credit loss on financial assets measured at amortized cost. The Company measures loss allowance at an amount equal to lifetime expected losses for financial assets which are credit impaired. The Company considers a financial asset to be credit impaired when the borrower is more than 90 days past due and when there is objective evidence that there has been a deterioration of credit quality to the extent the Company no longer has reasonable assurance as to the timely collection of the full amount of principal and interest or/and when the Company has commenced enforcement remedies available to it under its contractual agreements. Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the asset. The adoption of the ECL model on January 1, 2018 did not have a significant impact on the financial statements. No financial assets are impaired as of December 31, 2018. The Company assesses whether a financial asset is credit-impaired at the reporting date. Regular indicators that a financial instrument is credit-impaired include significant financial difficulties as evidenced through borrowing patterns or observed balances in other accounts and breaches of borrowing contracts such as default events or breaches of borrowing covenants. For financial assets assessed as credit-impaired at the reporting date, the Company continues to recognize a loss allowance equal to lifetime expected credit losses. For financial assets measured at amortized cost, loss allowances for expected credit losses are presented in the statement of financial position as a deduction from the gross carrying amount of the financial asset. DIFfERENCE.·CAPITAL.niNANCJAL·.INC. 12

NOTES TO THE FINANCIAL STATEMENTS December 31, 2018 and 2017 (in Canadian dollars) 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued) Standards effective January 1, 2018 (continued) Financial assets are written off when the Company has no reasonable expectations of recovering all or any portion thereof. The Company has elected not to restate its comparative financial information for the effect of applying IFRS 9, as permitted by transitional provisions within IFRS 9. There is no impact or adjustment to the current period's opening retained earnings and comparative information continues to be presented in accordance with lAS 39. (ii) IFRS 15 REVENUE FROM CONTRACTS WITH CUSTOMERS On January 1, 2018, the Company adopted IFRS 15, Revenue from Contracts with Customers ("IFRS 15"). The principles in IFRS 15 provide a more structured approach to measuring and recognizing revenue. The new guidance includes a five-step recognition and measurement approach, requirements for accounting of contract costs, and enhanced quantitative and qualitative disclosure requirements. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The new standard did not have a material impact to the Company as interest and dividend income and gains or losses on investments and marketable securities are generated by transactions that are outside the scope of IFRS 15. The Company has no other sources of revenue outside of its investments. Critical accounting estimates and judgments The preparation of the Company's financial statements in accordance with IFRS requires management to make estimates and exercise judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Key areas of estimation where management has made difficult, complex or subjective judgments include the determination of the fair value of privately held investments, which include debt and equity securities. Business model assessment under /FRS 9 and application of the fair value option Determining the appropriate business model and assessing whether cash flows generated by an asset constitute solely payments of principal and interest (SPPI) is sometimes complex and may require significant judgement. The objective of the Company is to achieve long-term capital appreciation and its investment portfolio is managed on a fair value basis. The Company has assessed the business model, the manner in which the investment portfolio are managed and performance evaluated as a group on a fair value basis, and concluded that FVTPL in accordance with IFRS 9 provides the most appropriate measurement and presentation of the Company's investment portfolio. Fair value of privately held investments Estimating fair value requires that judgment be applied to the specific facts and circumstances of each investment. Actual results could differ from these estimates. Refer to Note 15, Fair Value Measurement, for specific disclosure on fair value estimation of privately held investments. DIFFERENCECAPITALF.INANCIAL INC.' 13

NOTES TO THE FINANCIAL STATEMENTS December 31, 2018 and 2017 (in Canadian dollars) 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued) Critical accounting estimates and judgments (continued) Equity-based compensation The compensation expense for awards of stock options is estimated using the Black-Scholes option pricing model, which requires the use of assumptions. Further details regarding the assumptions used in the option pricing model are provided in Note 12. Fair value measurement Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Where available, fair value is based on observable market prices or derived from such prices. Where observable prices or inputs are not available, valuation techniques are applied. These valuation techniques involve varying levels of management estimation and judgment, the degree of which is dependent on a variety of factors. The fair value measurements underlying the carrying value of investments and marketable securities are classified within a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The level in the hierarchy within which the fair value measurement is categorized is determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. The fair value hierarchy has the following levels: (i) Level1 Quoted prices (unadjusted) in active markets for identical assets or liabilities. The type of investments and marketable securities included in this category are publicly traded equities, debt and securities sold short; Inputs other than quoted prices included within Level1 that are observable for the asset, either directly or indirectly. The type of investments included in this category include less liquid and restricted equity securities and certain over-the-counter derivatives; and Inputs for the asset or liability that are not based on observable market data. Investments classified within this category consist of private equity and debt securities. (ii) Level 2 (iii) Level 3 See Note 15, Fair Value Measurement, for additional disclosure of the Company's investments and marketable securities by the level in the fair value hierarchy into which the fair value measurement is categorized and the Company's valuation techniques that involve unobservable inputs. Investments in associates and subsidiaries The Company has determined that it meets the definition of an "investment entity" and as a result, it measures subsidiaries and associates at FVTPL as required by IFRS 10. An investment entity is an entity that obtains funds from one or more investors for the purpose of providing them with investment management services, commits to its investors that its business purpose is to invest funds solely for returns from capital appreciation, investment income, or both, and measures and evaluates the performance of substantially all of its investments on a fair value basis. The Company believes it meets all of the requirements listed above. Refer to Note 7 for specific disclosures related to investments in associates and subsidiaries. DIFFERENCE;CAPITAL FINANCIAL INC. '" 14

NOTES TO THE FINANCIAL STATEMENTS December 31, 2018 and 2017 (in Canadian dollars) 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued) Equity-based compensation The Company has an incentive stock option plan (the "Stock Option Plan"), as amended and restated on June 13, 2013, for the directors, officers and employees of the Company. The Company uses the fair value method to account for stock options. The fair value of stock options, determined on the grant date, using the Black-Scholes option pricing model, is expensed using the graded vesting method over the vesting period as compensation expense with a corresponding increase in contributed surplus. When the options are exercised, amounts originally recorded against contributed surplus as well as any consideration paid by the option holder is credited to share capital. The amount recognized as compensation expense is adjusted to reflect the number of stock options for which the related service conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of stock options that meet the related service condition at the vesting date. Cash and cash equivalents Cash consists of deposits held with financial institutions and cash equivalents consist of bank term deposits with original maturities of three months or less. Foreign currency translation The value of assets and liabilities quoted in foreign currencies are translated into Canadian dollars at the exchange rate in effect on the relevant statement of financial position date. Purchases and sales of investments, income and expenses are translated into Canadian dollars at the foreign exchange rates prevailing on the dates of such transactions. Foreign exchange gains or losses are included in income in the period in which they occur. Revenue recognition Realized gain or loss on disposal of investments and marketable securities and unrealized gain or loss on investments and marketable securities are determined based on the weighted average cost. Interest income is recorded on an accrual basis. Dividend income is recognized on the ex-dividend date. Earnings (loss) per share Basic earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is calculated using the weighted average number of shares that would have been outstanding during the period had all potential common shares been issued at the beginning of the period, or when other potential dilutive instruments were granted or issued, if later. Refer to Note 18 for specific disclosures on earnings (loss) per share. Income tax Income tax expense is composed of current and deferred tax. Income tax expense is recognized in the statements of loss and comprehensive loss except to the extent that it relates to items recognized directly in equity or other comprehensive income. DIFFERENCE ,CAPIJ.AbF.INANCIALdNC. 15 ;;·

NOTES TO THE FINANCIAL STATEMENTS December 31, 2018 and 2017 (in Canadian dollars) 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued) Income tax (continued) Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. Deferred tax is recognized using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences, and the carryforward of non-capital losses, can be utilized. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the tax laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same taxation authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future profit will allow the deferred tax asset to be recovered and/or the carrying value of temporary differences exceed their tax basis. Refer to Note 11 for specific disclosure on income taxes. Convertible debentures Convertible debentures are separated into their liability and equity components on the statements of financial position. The liability component is initially recognized at fair value, determined as the net present value of future payments of interest and principal, discounted at the market rate for similar non-convertible liabilities at the time of issue. The liability component is subsequently measured at amortized cost, using the effective interest method, until extinguished upon conversion, retraction, maturity or repurchase. The initial carrying value of the convertible debenture is allocated to its equity and liability components. The equity component is assigned the residual amount after deducting from the fair value of the convertible debt as a whole, the amount separately determined for the liability component. The value of the equity component is not remeasured subsequent to initial recognition. On conversion or upon expiration, the carrying value of the equity component is transferred to contributed surplus. Any directly attributable transaction costs associated with the convertible debentures are allocated to the liability and equity components in proportion to their initial carrying amounts. Refer to Note 8 for specific disclosure on convertible debentures. Future accounting changes The Company continues to monitor the potential changes proposed by the IASB and considers the impact changes in the standards would have on the Company's operations. !FRS 16, Leases ("!FRS 16") On January 13, 2016, the IASB issued !FRS 16 Leases. The new standard is effective for annual periods beginning on or after January 1, 2019. Earlier application is permitted for entities that apply !FRS 15 Revenue from Contracts with Customers at or before the date of initial adoption of !FRS 16. !FRS 16 will replace lAS 17 Leases. DIFFERENCE.CAPITAL·.FINANCIALINC. ... 16

NOTES TO THE FINANCIAL STATEMENTS December 31, 2018 and 2017 (in Canadian dollars) 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued) Future accounting changes (continued) This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. This standard substantially carries forward the lessor accounting requirements of lAS 17, while requiring enhanced disclosures to be provided by lessors. The Company intends to adopt IFRS 16 in its financial statements for the annual period beginning on January 1, 2019. The extent of the impact of adoption of the standard is not expected to have a significant impact, as the Company has no material leases. 3. IMPAIRMENT As at December 31, 2018, there were no interest or other receivables identified as impaired [2017-nil]. The movements in the provision for impairment of interest and other receivables were as follows: Provision, as at January 1, 2017 Provision for uncollectible receivables 3 183 Provision utilized (186) Provision, as at December 31, 2017 and December 31,2018 Refer to Note 14 on credit risk, which discusses how the Company seeks to mitigate credit risk where possible. 4. DISTRIBUTION RECEIVABLES Distribution receivables as at December 31, 2018 were nil, (2017-$0.3 million). At the end of 2017, the distribution receivables represented funds held in escrow from the sale of BTl Systems Inc. to cover potential indemnification claims. The full escrow amount was received from BTl Systems Inc. in April 2018. 5. MARKETABLE SECURITIES Marketable securities consist of the following: Equity securities 169 169 368 368 The remainder of this page is intentionally blank. DIFF.ERENCE·.CAPJTAL,fiNANCIAL INC. , 17

NOTES TO THE FINANCIAL STATEMENTS December 31, 2018 and 2017 (in Canadian dollars) 6. INVESTMENTS Investments consist of the following by investment type: Equity securities Convertible debentures Debentures, loans and promissory notes Partnership interests Subsidiary holding real estate (Note 7) Subsidiary holding intra-company loans & cash (Note 7) 38,304 11'180 2,280 1,320 13,835 ' ' 1,046\ ''34o: 64,129; 66,919 See Schedule of Investments on pages 7 to 9 for further details. 7. INVESTMENTS IN ASSOCIATES AND SUBSIDIARIES Information about the Company's interests in unconsolidated associates and subsidiaries are as follows: Difference RM Holding Corp. Gotham Analytics, LLC WG Limited Difference RM Holding Corp. ("DRM") owns 100% of Difference RM Holding USA Inc. ("DRM USA"), which in turn owned 52% of Difference RM Properties LLC ("DRM Properties"). DRM Properties owned a 40% tenants-in-common interest in a 618 acre parcel of undeveloped land in the City of Rancho Mirage, California, immediately to the southeast of Palm Springs. In March 2018, DRM Properties sold its ownership interest in the undeveloped land for cash and a small residual interest in the acquiring entity. In June 2018, DRM Properties received cash proceeds from the sale of the residual interest in the acquiring entity. During the quarter ended June 30, 2018, DRM Properties distributed the initial cash proceeds from the sale, representing approximately 95% of total proceeds, to its partners. During the quarter ended September 30, 2018, DRM Properties distributed the remaining cash proceeds from the sale to its partners and was then wound up. As at December 31, 2018, the Company's carrying value in DRM reflects the cash and loan receivable held by DRM USA. The Company paid withholding taxes, legal, professional, and other fees and expenses on behalf of DRM Properties and recovered these amounts from DRM Properties throughout the year. During the year ended December 31, 2018, the Company paid $3.4 million in withholding taxes and expenses on behalf of DRM Properties [2017 - $0.4 million] and received nil [2017 - $0.2 million] through capital calls. As at December 31, 2018, there were no payables to or receivables from DRM Properties as the latter had been wound up in September 2018 [2017-$2.3 million payable]. In June 2018, the Company received a loan advance of USD 5.5 million ($7.1 million) from DRM USA from the proceeds of the land sale. The Company received from DRM USA a further USD 5.3 million ($6.9 million) in loan advances during the balance of the year. As at December 31, 2018, DJFFERENCE,CAPITALFINANCIALINC. , . 18

NOTES TO THE FINANCIAL STATEMENTS December 31, 2018 and 2017 (in Canadian dollars) 7. INVESTMENTS IN ASSOCIATES AND SUBSIDIARIES (continued) the outstanding principal amount of loan payable was USD 10.7 million ($14.6 million). The loan is payable on demand and bears an interest rate of 2.32% per annum. The Company expects to repay the loan advance in the second quarter of 2019 upon the winding up of DRM USA. The Company has no current commitments or intentions to provide financial or other support, including commitments or intentions to assist the subsidiaries in obtaining financial support, to the associates and subsidiaries listed above. 8. CONVERTIBLE DEBENTURES In July 2013, the Company issued the "Convertible Debentures" in an aggregate principal amount of $56.1 million. The Convertible Debentures matured on July 31, 2018 and bore interest at a rate of 8% per annum payable January 31, 2014 and semi-annually thereafter. Subsequent to the Consolidation (as defined in Note 10), each $1,000 principal amount of the Convertible Debentures was convertible into 34.78 common shares of the Company, at the option of the holder, representing a conversion price of $28.75 per share. On or after July 31, 2017 and prior to the maturity date, the Convertible Debentures were redeemable in whole or in part at the option of the Company on not more than 60 days and not less than 30 days prior notice at a price equal to their principal amount plus accrued and unpaid interest. The Convertible Debentures were compound financial instruments that consisted of the debt instrument and the equity conversion feature. At initial recognition, the Company allocated the proceeds between liabilities and equity. The allocation was performed by first estimating the fair value of the Convertible Debentures, which was the liability in absence of the conversion feature using a market rate of interest of 10%. The Company then used the residual method to determine the value of the equity component represented by the conversion feature. The amounts allocated between liabilities and equity, net of transaction costs, were $48.7 million and $4.1 million, respectively. On December 13, 2016, the Company received approval from the TSX to renew its NCIB ("2017 Debentures NCIB") to repurchase its Convertible Debentures. The Company also received approval from the TSX for an automatic purchase plan, which allowed for purchases by the Company of its Convertible Debentures during Company-imposed black-out periods, and, subject to pre-determined pricing and volume restrictions imposed by the Company, to the rules and policies of the TSX and to specific terms of the 2017 Debentures NCIB. Outside of these pre-determined blackout periods, debentures were purchased in accordance with management's discretion. Pursuant to the policies of the TSX, the Company was authorized to acquire up to $3.2 million principal amount of its Convertible Debentures, representing 10% of the public float of the outstanding Convertible Debentures. The 2017 Debentures NCIB expired on December 14, 2017. On January 29, 2018, the Company received approval from the TSX to renew its NCIB ("2018 Debentures NCIB") to repurchase its Convertible Debentures. The Company also received approval from the TSX for an automatic purchase plan, which allowed for purchases by the Company of its Convertible Debentures during Company-imposed black-out periods, and, subject to pre-determined pricing and volume restrictions imposed by the Company, to the rules and policies of the TSX and to specific terms of the 2018 Debentures NCIB. Outside of these pre-determined blackout periods, debentures were purchased in accordance with management's discretion. Pursuant to the policies of the TSX, the Company was authorized to acquire up to $2.9 million principal amount of its Convertible Debentures, representing 10% of the public float of the outstanding Convertible Debentures. The 2018 Debentures NCIB expired on July 31, 2018. DJf,FERENCE.CAP.IlAL FINANCIALINC. ,,. 19

NOTES TO THE FINANCIAL STATEMENTS December 31, 2018 and 2017 (in Canadian dollars) 8. CONVERTIBLE DEBENTURES (continued) In connection with the NCIBs described above, the Company repurchased no Convertible Debentures during the year ended December 31, 2018 [2017-$0.4 million principal amount], for an aggregate consideration of nil [2017-$0.4 million]. Out of the amount paid, nil was recorded as a reduction to the liability component of the Convertible Debentures [2017 - $0.4 million], nil was recorded as a reduction to the equity component of the Convertible Debentures [2017 - $0.0 million], nil was recorded as a gain on repurchase of convertible debentures in the statements of income (loss) and comprehensive income (loss) [2017-$0.0 million], and nil was recorded as an increase in contributed surplus [2017-$0.0 million]. On June 15, 2018 (the "Redemption Date"), the Company redeemed $15.0 million of its outstanding principal amount of the Convertible Debentures. The Convertible Debentures were redeemed at par, plus accrued and unpaid interest up to but excluding the Redemption Date. On July 31,2018, the Company repaid the remaining $14.2 million principal amount of the Convertible Debentures. Of the amounts paid to redeem or repay the Convertible Debentures, $29.0 million was recorded as a reduction to the liability component of the Convertible Debentures [December 31, 2017-nil], $2.2 million was recorded as a reduction to the equity component of the Convertible Debentures [December 31, 2017-nil], $0.2 million was recorded as a loss on repurchase and redemption of convertible debentures in the statements of income (loss) and comprehensive income (loss) [December 31, 2017-nil], and $2.2 million was recorded as an increase in contributed surplus [December 31, 2017-nil]. The changes in the liability component of the Convertible Debentures during the periods ended December 31, 2018 and 2017 were as follows: Liability component, January 1, 2017 Accretion of discount 28,059 883 Normal course issuer bid repurchased and cancelled (386) Liability component, December 31, 2017 Accretion of discount Convertible Debentures redeemed or repaid 28,556 .476 ... (29,032) Liability component, December 31, 2018 The changes in the principal amount of the Convertible Debentures outstanding during the periods ended December 31,2018 and 2017 were as follows: Principal amount, January 1, 2017 29,561 Normal course issuer bid repurchased and cancelled (400) Principal amount, December 31, 2017 29,161 Convertible Debentures redeemed or repaid (29,161) Principal amount, December 31, 2018 The remainder of this page is intentionally blank. DIFFERENCE.CARIIAL FINANCIAL INC. 20

NOTES TO THE FINANCIAL STATEMENTS December 31, 2018 and 2017 (in Canadian dollars) 9. PRIVATE DEBENTURES On June 21, 2018, the Company issued a non-brokered private placement of senior debentures (the "Private Debentures") for aggregate gross proceeds of $6.7 million. The Private Debentures were to mature on June 30, 2020 and bore an interest rate of 12% per annum calculated and payable quarterly, in arrears, in cash, on March 31st, June 30th, September 30th and December 31st (each an "Interest Payment Date") in each year commencing September 30, 2018. The Private Debentures were redeemable in whole or in part at the option of the Company on not more than 45 days and not less than 15 days prior notice at a price equal to their principal amount plus accrued and unpaid interest (the "Redemption Amount"). In the event the Private Debentures were redeemed prior to June 30, 2019, the holder was entitled to receive, in addition to the Redemption Amount, any interest that would have otherwise accrued from the redemption date through June 30, 2019. The Private Debentures were also subject to a cash covenant, whereby any cash generated from the Company's portfolio, excluding some trading flexibility around the Company's public positions, in excess of $4.0 million would be used to redeem Private Debentures on a pro rata basis on each Interest Payment Date, if applicable. During the year ended December 31, 2018, no Private Debentures were redeemed. Subsequent to December 31, 2018, all of the Private Debentures were redeemed (see note 21). 10. SHARE CAPITAL The Company has two authorized classes of shares: an unlimited number of common shares without par value and an unlimited number of preference shares without par value, issuable in series. The common shares are listed for trading on the TSX. No preference shares have been issued. A summary of the changes to the Company's share capital is as follows: Common shares, January 1, 2017 5,858,637 135,397 Normal course issuer bid repurchased and cancelled (41,916) (968) Common shares, December 31, 2017 5,816,721 134,429 Normal course issuer bid repurchased (3,100) (72) Common shares, December 31, 2018 5,813,621 134,357 On September 13, 2016, the Company received approval from the TSX to renew its normal course issuer bid ("2016 Common Shares NCIB") to repurchase its common shares. The Company also received approval from the TSX for an automatic purchase plan, which allowed for purchases by the Company of its common shares during Company-imposed black-out periods, and, subject to pre-determined pricing and volume restrictions imposed by the Company, to the rules and policies of the TSX and to specific terms of the 2016 Common Shares NCIB. Outside of these pre-determined blackout periods, shares were purchased in accordance with management's discretion. Pursuant to the policies of the TSX, the Company was authorized to repurchase up to 1.6 million of its pre-Consolidation common shares, representing 10% of the public float of the outstanding common shares. The 2016 Common Shares NCIB expired on September 14, 2017. DIFFERENCE,CAPITALFlNANCIAL·INC. 21

NOTES TO THE FINANCIAL STATEMENTS December 31, 2018 and 2017 (in Canadian dollars) 10. SHARE CAPITAL (continued) On January 29, 2018, the Company received approval from the TSX to renew its normal course issuer bid ("2018 Common Shares NCIB") to repurchase its Common Shares. The Company also received approval from the TSX for an automatic purchase plan, which allowed for purchases by the Company of its Common Shares during Company-imposed black-out periods, and, subject to pre-determined pricing and volume restrictions imposed by the Company, to the rules and policies of the TSX and to specific terms of the 2018 Common Shares NCIB. Outside of these pre-determined blackout periods, shares were purchased in accordance with management's discretion. Pursuant to the policies of the TSX, the Company was authorized to repurchase up to 301,251 of its Common Shares, representing 10% of the public float of the outstanding Common Shares. The 2018 Common Shares NCIB expired on January 30, 2019. In connection with the 2018 Common Shares NCIB, the Company repurchased 3,100 common shares during the year ended December 31, 2018 [2017-41,916] at an average cost of $2.76 per common share [2017 - $4.04] for total consideration of $72,000 [2017 - $171,000]. Contributed surplus was increased by $0.1 million [2017 - $0.8 million] for the cost of the common shares repurchased below their stated value. As of December 31, 2018, the Company is holding the 3,100 shares repurchased as treasury shares. 11. INCOME TAXES As at December 31, 2018, the Company has unrecognized deductible temporary differences and tax losses consisting of: capital losses of approximately $210 million [2017 - $191 million], unrealized capital losses of approximately $6.5 million [2017-$12.5 million], and non-capital losses of approximately $50.9 million [2017-$47.3 million] that may be carried forward to reduce income taxes in future years. !f not utilized, the non capita! losses wi!! expire as follc\AJs: 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 283,559 1,673,226 2,982,447 3,447,337 1,120,101 978,440 2,309,061 3,890,342 11,363,927 4,925,779 9,113,968 5,188,526 3,591,137 50,867,850 The Company has not recognized any of these benefits in the financial statements as it is uncertain that these tax benefits will be utilized in the foreseeable future and accordingly, the Company has not recognized any tax recoveries in its financial statements. The remainder of this page is intentionally blank. DIFFERENCECAPITAL·EINANCIALINC. ,. 22

NOTES TO THE FINANCIAL STATEMENTS December 31, 2018 and 2017 (in Canadian dollars) 11. INCOME TAXES (continued) Rate Reconciliation (amounts in $000s) A reconciliation of accounting loss to tax expense is as follows: (1,181) 26.5% Loss before tax Combined statutory Canadian federal and provincial income tax rate Provision for (recovery of) income taxes based on statutory tax rate Increase (decrease) in income taxes resulting from Non-deductible items Tax benefits not recognized Prior year adjustment Tax provision for (recovery of) income taxes (313) (329) 642 12. STOCK OPTION PLAN The Company has an incentive stock option plan (the "Stock Option Plan"), as amended and restated on June 30, 2013, for the directors, officers and employees of the Company. Under the Stock Option Plan, the number of common shares that may be issued as a result of the grant of options shall not exceed 10% of the number of the then-issued and outstanding common shares of the Company at the time of grant. As at December 31, 2018, 10% of the issued and outstanding common shares was 581,362 common shares [2017-581,672]. During the year ended December 31, 2018, the Company granted 271,000 options [2017-nil] to its directors, officers and employees. In March 2018, the Company granted 75,000 options to its three independent directors. Each March 2018 Series option is exercisable for a ten-year period, expiring March 5, 2028, to acquire one common share at a price of $3.00 per share. In November 2018, the Company granted 196,000 options to its officers and directors. Each November 2018 Series option is exercisable for a ten-year period, expiring November 28, 2028, to acquire one common share at a price of $2.50 per share. 405,000 options were granted in March 2016 to the Company's directors, officers and employees. Each March 2016 Series option is exercisable for a ten-year period, expiring March 13, 2026, to acquire one common share at a price of $6.70 per share. One-third of the options of all series vested immediately; one-third of the options vest on the first anniversary of the grant date; and one-third of the options vest on the second anniversary of the grant date. As at December 31, 2018, an additional 45,362 options [2017-240,005] could have been granted under the Company's Stock Option Plan. The fair value of the March 2018 Series and November 2018 Series of options was estimated at $1.17 and $0.75 per option, respectively, following inputs were used: using the Black-Scholes option pricing model. The Risk-free interest rate Expected dividend yield Expected share price volatility Expected option life (years) Expected forfeiture rate 2.20% 0% 45% 5 9% 2.33% 0% 45% 5 9% DIF.FERENCE, CAPITALFINANCIAL INC.. : 23

NOTES TO THE FINANCIAL STATEMENTS December 31, 2018 and 2017 (in Canadian dollars) 12. STOCK OPTION PLAN (continued) Due to the short time the Company has been in existence, expected share price volatility was based on a weighted average historical share price volatility of the Company as well as a selection of peers. The weighted average expected life of the options was based on expectations of future employee behaviour. The Company estimates a 9% annual forfeiture rate based on expectation of future forfeitures. The Company will adjust the impact of the revision of original forfeiture estimates, if any, in the statements of loss and comprehensive loss, with a corresponding adjustment to equity. The following is a summary of the stock option activity under the Company's Stock Option Plan as at December 31,2018 and 2017: Options outstanding, January 1, 2017 Options exercisable, January 1, 2017 405,000 135,000 $6.70 $6.70 Options granted Options cancelled (55,000) $6.70 Options outstanding, December 31, 2017 350,000 270,000 75,000 196,000 (85,000) . 536;000 355i333 $6.70 Options exercisable, December 31, 2017 $6.70 'Marcr 29J8"$£iriesPpt 9tts1r fut W· ,;,?;·""c''c;.s ,"··r••··· $::too $2.!30 $6:70 •.$4:65 Novernt?er2o18 §e.ries..@P!iof"l CQ<?Ij e, .;·(..•:: ·;· •·· Options cahcelled•· ·•···...······...·. ··.··........···.··· .......·.······. ·of?ti s·i> fui Aai ;ti a ffib'!ft" 1 1 '' ;·.··;·•·· The equity-based compensation expense under the share option plan for the year ended December 31, 2018 of $0.1 million [2017 - $0.2 million] has been included in employee compensation and benefits. Options outstanding and exercisable as at December 31,2018 and 2017 are as follows: The remainder of this page is intentionally blank. DIFFERENCE CAPITAL F.INANCJALINC. "· 24

NOTES TO THE FINANCIAL STATEMENTS December 31, 2018 and 2017 (in Canadian dollars) 13. FINANCIAL ASSETS AND FINANCIAL LIABILITIES The following tables present the carrying amounts of the Company's financial assets and financial liabilities by category under IFRS 9: Marketable securities Investments Cash and cash equivalents Prepaid expenses, deposits and other receivables Under lAS 39: Assets Marketable securities Investments Cash and cash equivalents Distribution receivables Prepaid expenses, deposits and other receivables 368 368 66,919 368 66,919 9,284 341 66,919 9,284 341 68 68 Interest receivable 53 53 368 66,919 67,287 9,746 77,033 Total Financial Assets Liabilities Accounts payable and accrued liabilities Due to related party Accrued interest on convertible debentures Convertible debentures 208 2,261 208 2,261 970 970 28,556 28,556 Total Financial Liabilities 31,995 31,995 DIFFERENCE CAPITAL FINANCJAL INC. ,, 25

NOTES TO THE FINANCIAL STATEMENTS December 31, 2018 and 2017 (in Canadian dollars) 14. RISKS ASSOCIATED WITH FINANCIAL INSTRUMENTS The Company's business activities expose it to a variety of financial risks: market risk (which includes interest rate risk, currency risk, and price risk), credit risk, and liquidity risk. The following is a description of these risks and how they are managed: a) Market risk Market risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by the Company will fluctuate because of changes in market prices. Market risk includes the risk of changes in interest rates, currency exchange rates and changes in market prices due to factors other than interest rates or currency exchange rates, such as changes in equity prices, commodity prices or credit spreads. Interest rate risk The observable impacts on the fair values and future cash flows of financial instruments that can be directly attributable to interest rate risk include changes in net income from financial instruments whose cash flows are determined with reference to floating interest rates and changes in value of financial instruments whose cash flows are fixed in nature. As at December 31, 2018, the Company holds the following fixed-rate debt instruments: (a) no convertible debentures [2017-$11.2 million] with a weighted average interest rate of nil [2017 - 9.1%) and a weighted average term to maturity of nil [2017-1.2 years]; and (b) $1.0 million [2017-$2.3 million] in loans with a weighted average interest rate of 10.0% [2017-4.6%] and a weighted average term to maturity of approximately 0.5 years [2017-0.0 years]. Should market interest rates rise, then the fair value of these convertible and non-convertible debentures may decrease. Conversely, should market interest rates fall, the fair value of these assets may increase. The effect of changes in interest rates on the fair value of these debt instruments is partially muted by the nature of the investments. Convertible debentures placed in early stage investees are typically less sensitive to changes in market interest rates than non-convertible debt instruments placed in more mature investees. Additionally, the economic exposure to interest rate risk is mitigated by the Company's intention to either convert the debentures into the related underlying equities or, in the case of non-convertible debentures, to hold the instrument until maturity. As at December 31, 2018, if interest rates were higher by 1% per annum, the potential effect to the Company would be a decrease in net income of approximately $0.0 million [2017 - $0.1 million]. If interest rates were lower by 1% per annum, the potential effect would be an increase in net income of approximately $0.0 million [2017-$0.1 million]. Currency risk Changes in currency rates will affect the carrying value of financial instruments denominated in currencies other than the Canadian dollar. As at December 31, 2018, the Company is primarily exposed to foreign exchange risk through its US dollar denominated investments, net of its US dollar denominated debt, of $12.4 million [2017-$24.6 million), which represent approximately 19.2% [2017 - 31.9%) of total assets. The Company does not currently hedge its foreign currency exposure. If the Canadian dollar strengthened or weakened by 5% in relation to the foreign currencies, such investments would decrease or increase in value by approximately $0.6 million, respectively [2017-$1.2 million]. DIFFERENCE CAPLTAL FINANCIAL· INC. .. 26

NOTES TO THE FINANCIAL STATEMENTS December 31, 2018 and 2017 (in Canadian dollars) 14. RISKS ASSOCIATED WITH FINANCIAL INSTRUMENTS (continued) Price risk Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company's marketable securities and investments are susceptible to price risk arising from uncertainties about their future values. If the fair value of these financial assets were to increase or decrease by 10%, the Company would incur an associated increase or decrease in net gain (loss) of approximately $6.4 million [December 31, 2017-$6.7 million}. Refer to the Schedule of Investments and Notes 5 and 6 for additional details regarding the fair value of marketable securities and investments, respectively. b) Credit risk Credit risk is the risk of loss due to the failure of a borrower or counterparty to fulfill its contractual obligations. The Company's exposure to credit risk principally arises from the risk of non-payment of its debt investments or the interest due on debts provided to portfolio companies and its cash deposits held with a financial institution. The table below analyzes the Company's maximum exposure to credit risk at the reporting date: Cash and cash equivalents Distribution receivables Convertible debentures Debentures, loans and promissory notes Accrued interest ivables Cash deposits are held through a large Canadian bank with a credit rating of AA. The Company's debt investments are primarily invested in private growth companies in technology-related industries. Given the nature of lending to these types of businesses, no collateral is generally held in respect of these loans. In the event of a default on the Company's debt investments, the Company will bear a risk of loss of principal and accrued interest of the investment. The credit quality of these debts is based on the financial performance of the underlying businesses. A change in credit quality is reflected in the fair value of the debt instrument. As at December 31, 2018, there were $0.0 million of debts overdue [2017-$1.3 million]. For the year ended December 31, 2018, no unrealized losses [2017-$1.3 million] were attributable to changes in credit risk of the debt instruments. As at December 31, 2018, no distribution and interest receivables were past due [2017-$0.3 million]. During the year ended December 31, 2018, no impairment in respect of interest receivable [2017-$0.2 million] was taken. c) Liquidity risk Liquidity risk is the risk that the Company cannot meet a demand for cash or fund an obligation as it comes due. The Company aims to invest principally in private companies with a medium to long-term investment horizon. These investments are inherently illiquid. Capital invested and potential capital gains are only realized when the investment is partially or fully sold, either DJFFERENCE.CAPIJALFINANCIALINC. ··. 27

NOTES TO THE FINANCIAL STATEMENTS December 31, 2018 and 2017 (in Canadian dollars) 14. RISKS ASSOCIATED WITH FINANCIAL INSTRUMENTS (continued) Liquidity risk (continued) through a merger and acqusition or initial public offering transaction, which can take years to materialize. For the majority of its investments, the Company has little to no control over the timing and management of the ultimate liquidity events. The following are the contractual maturities of financial liabilities including estimated interest payments: Financial Liabilities 783 14;8p7 169 Accounts payable and accrued liabilities Due to related parties Accrued interest Private debentures Total Financial Liabilities Financial Liabilities 208 2,261 970 29,161 Accounts payable and accrued liabilities Due to related parties Accrued interest on convertible debentures Convertible debentures 208 2,261 970 29,161 Total Financial Liabilities 32,600 32,600 Risk management The Company manages risks on corporate investments through its approach to planning, setting of investment criteria, performance of due diligence on investment opportunities and oversight responsibilities with existing investee companies and by conducting activities in accordance with investment policies that are approved by the Board of Directors. The Company seeks to mitigate company specific business risk by investing, where possible, in the highest ranking securities in the capital structure, so as to rank ahead of the common shares of the issuer. The Company seeks to mitigate credit risk by investing, where possible, in senior debt securities and/or by limiting the amount of debt that may rank ahead of, or pari passu to, the securities being purchased. The Company seeks to mitigate interest rate risk by investing in relatively short duration convertible debentures and conventional debt - typically no longer than three years in term. The Company considers exposure to foreign currency assets as a hedge against the possible decrease in the value of the Canadian dollar. The remainder of this page is intentionally blank. DIFFERENCE CAPIJAuFINANCIAL,INC. 28 ,,

NOTES TO THE FINANCIAL STATEMENTS December 31, 2018 and 2017 (in Canadian dollars) 15. FAIR VALUE MEASUREMENT The following tables summarize the valuation of the Company's financial assets and liabilities reported at fair value by the fair value hierarchy levels described in Note 2, Summary of Significant Accounting Policies: Equities Convertible debentures Debentures, loans and promissory notes Partnership interest U.S. subsidiary holding real estate 6,379 32,293 6,375 2,280 1,320 13,835 38,672 11'180 2,280 1,320 13,385 4,805 Total Financial Assets 6,379 4,805 56,103 67,287 Transfers between levels of the fair value hierarchy are deemed to have occurred at the date of the event or change in circumstance that caused the transfer. Transfers from Level 1 to Level 3 were $0.1 million for the year ended December 31, 2018 (2017 - nil). There were no other transfers between the various levels of the fair value hierarchy for the years ended December 31, 2018 and 2017. Fair value estimation On a quarterly basis, the Company utilizes a valuation committee, consisting of members from management, investment and finance, to review and approve the valuation results of every position in the portfolio. The Company may also engage an independent valuation firm to perform an independent valuation in situations where it requires additional expertise. The valuation results are reviewed with the audit committee as part of its quarterly approval of the Company's financial statements. The fair value of the Company's marketable securities and investments are determined as follows: Listed securities The fair value of securities traded in active markets are based on quoted market prices at the close of trading on the reporting date. The Company uses the last traded market price where the last traded price falls within the bid-ask spread. In circumstances where the last traded price is not within the bid-ask spread, the Company determines the point within the bid-ask spread that is most representative of fair value based on the specific facts and circumstances. The fair value of securities that are subject to trading restrictions are recorded at a value that takes into account the length and nature of the restrictions. DIFFERENCE·CAPITAL FINANCIAL< INC. ,,, 29

NOTES TO THE FINANCIAL STATEMENTS December 31, 2018 and 2017 (in Canadian dollars) 15. FAIR VALUE MEASUREMENT (continued) Unlisted securities For investments that are not publicly traded, subsequent to initial recognition, the fair value of these investments is determined by the Company using the most appropriate valuation methodology in light of the nature, facts and circumstances of the investment and its materiality in the context of the total investment portfolio. For unlisted equity instruments: • Investments in which there has been a recent or in-progress funding round involving significant financing from external investors are valued at the price of the recent funding, whereby the various shareholder categories rights are taken into account in the valuation. The price is adjusted, where appropriate, if an external investor is motivated by strategic considerations. • Investments in which there has been a recent financing round involving only existing investors participating proportionally to their existing investments are examined as to whether specific conditions exist that could reduce the reliability of this financing round as an indication of real value. An internal financing with investors at a lower price than the valuation at the previous reporting date may indicate a decrease in value and is taken into consideration. • Investments that have achieved an exit after the valuation date but before finalization of the financial statements are valued based on the exit valuation, if the exit valuation was reasonably evident at the measurement date. • Investments in which there has been a recent private secondary market trade of meaningful volume and the transaction is undertaken by a sophisticated, arm's-length investor are valued at the price of the recent trade and are adjusted, as appropriate, if the purchaser is motivated by strategic considerations. • Investments in established portfolio companies for which there has not been any recent independent funding or secondary private market transaction are valued by using revenue or earnings multiples. When valued on a multiple basis, the maintainable revenue or earnings of a portfolio company are multiplied by an appropriate multiple. The multiple is derived from the market capitalization of a peer group. Companies are selected for the peer group that are comparable with the portfolio company to be valued as to their business model and size. If the portfolio company to be valued differs in certain aspects compared with features of companies in the peer group, discounts or premiums are applied to the relevant multiple or resulting valuation. • Investments in early-stage companies not generating sustainable revenue or earnings and for which there has not been any recent independent funding are valued using alternative methodologies. The Company considers investee company performance relative to plan, going concern risk, continued funding availability, comparable peer group valuations, exit market conditions and general sector conditions and calibrates its valuation of each investment as appropriate. • Investments in limited partnerships are valued on the most recently available value of their net assets. DIFF.ERENCE.CAPITALFINANCIALINC.., 30

NOTES TO THE FINANCIAL STATEMENTS December 31, 2018 and 2017 (in Canadian dollars) 15. FAIR VALUE MEASUREMENT (continued) •For public company warrants (i.e., the underlying security of which is traded on a recognized stock exchange), valuation models such as the Black-Scholes model are used when there are sufficient and reliable observable market inputs. These market inputs include risk-free interest rate, exercise price, market price at date of valuation, expected dividend yield, expected life of the instrument and expected volatility of the underlying security.For private company warrants, the underlying security is not traded on a recognized stock exchange; therefore, fair value is determined consistent with other investments that do not have an active market, as described above. Fair values for unlisted debt instruments are determined as follows: •Loans, debentures and promissory notes issued by investees are generally valued at the price at which the instrument was issued. The Company regularly considers whether any indications of deterioration in the value of the underlying business exist, which suggest that the debt instrument will not be fully recovered. The Company may employ discounted cash flow analysis, market comparable analysis of listed debt instruments with similar credit quality or liquidation value analysis to determine the fair value of the debt instrument. • Convertible debentures are valued at par if the price of the underlying common shares is less than the conversion price; valued as though converted to common shares if the price of the underlying common shares exceeds the conversion price; or valued using methodologies consistent to non-convertible debentures as discussed above. The Company may apply a further illiquidity discount to the fair value of an investment if conditions exist that could make it challenging to monetize the investment in the near term at a price indicated by the valuation models. The amount of illiquidity discount applied requires considerable judgment and is based on the facts and circumstances of each investment. The process of valuing investments for which no active market exists is inevitably based on inherent uncertainties, and the resulting values may differ significantly from values that would have been used had a ready market existed for the investments. These differences could be material to the fair value of investments in the portfolio. The following table presents the changes in fair value measurements of investments classified as Level3: Opening balance, beginning of period Purchases Sales Realized gain (loss) Transfers 56, 179 (7,099) 506 87 Change in unrealized gain 6,564 1,012 Balance, end of period 56,340 56,103 Total change in unrealized loss for investments held at end of year 6,546 (1,492) DIFFERENCE·CAPITALFINANCIAUNC. ,. 31

NOTES TO THE FINANCIAL STATEMENTS December 31, 2018 and 2017 (in Canadian dollars) 15. FAIR VALUE MEASUREMENT (continued) The table below presents the valuation techniques and the nature of significant inputs used to determine the fair values of the Level 3 investments as at December 31, 2018: FINANCIAL TECHNOLOGIES Equity securities 802 Transaction price & Market Comparable companies Third-party transactions < 11 Revenue muttiple <21 Exit value Revenue muttiple <21 0.5-4.0 +1.3/(2.2) 2.7 420/(690) Equity securities 6,138 Market comparable S.10x 7.6 +2.4/(2.6) 1'985/(2, 117) 51 companies < HEALTHCARE Equity securities 3,641 Transaction price Third-party transactions <11 NIA NIA NIA NIA INTERNET Equity securities Equity securities 6,124 Transaction price 2,592 Market comparable companies Liquidation analysis Third-party 88%-100% S.7x 100% 5.3x 0/(12%) +1.7/(0.3) 0/(735) 832/(147) 2 Revenue muttiple < 1 Equity securities NIA NIA NIA NIA NIA MEDIA/MEDIA TECHNOLOGIES Equity securities 4,979 Transaction price Market Comparable companies Liquidation analysis Third-party transactions EBITDA muttiple <21 NIA 12.5-15x NIA 15x NIA 0/(2.5) NIA 0/(350) NIA Convertible debentures TECHNOLOGIES Equity securities 15,227 Transaction price Third-party transactions Revenue muttiple <21 NIA NIA NIA NIA Equity securities 700 Market comparable companies <61 O.S.0.66x 0.60x +0.06/(0.1) 100/(190) OTHER Subsidiaries holding cash and loan advance Limited partnership units 14,752 Liquidation analysis Estimated net realizable value Net asset value per unit Purchase price NIA NIA NIA NIA 340 Net asset value ana sis 1,046 Transaction price NIA NIA NIA NIA Debt NIA NIA NIA NIA Represents investments valued based on quantitative and qualitative observations reflecting the current financial situation of the investment. (1) Represents investments valued based on recent completed third-party transactions including external funding round, secondary market trades or merger/acquisition events near the measurement date, and those investments vklere such data is a significant factor in the valuation methodology. (2) Represents investments valued using revenue or earnings muttiples depending on the stage of development of the business. The revenue or earnings muttiples are derived from the market capitalization of its peer group. (3) Unobservable inputs l.\€re weighted based on the fair value of the investments included in the range. (4) The impact to valuation from changes in inputs disclosed in the above table shows the relative increase or decrease in the input variables deemed to be subjected to the most judgment and estimate and the respective impact on the fair value of the investments. Changes in market comparable muttiples, market yields, discount rates, each in isolation, muld change the value of the Company's investments. General. an increase (decrease) in market yields or discount rates or decrease (increase) in market comparable muttiples muld resutt in a higher (lov.€r) fair value of the Company's investments. (5) The valuation methodology was changed from transaction price, as the last significant treasury issue of common shares occurred in 2015 and the issuer's revenue and business prospects have improved significantly since that time. (6) The valuation methodology was changed from liquidation ana sis as revenues had reached a point vklere a comparison to market companies provides a narrov.€r range of valuation. DIFFERENCE .CARITAL-FJNANCIALINC. 32

NOTES TO THE FINANCIAL STATEMENTS December 31, 2018 and 2017 (in Canadian dollars) 16. RELATED PARTY TRANSACTIONS On November 2, 2017, the Company made a $1.0 million short term loan (see Schedule of Investments, page 6, Other) to Wekerloo Developments Inc. ("WDI"), a private commercial real estate holding company wholly-owned by Michael Wekerle, the Company's Executive Chair who, directly and indirectly, owns approximately 47% of the Common Shares of the Company. The loan earned interest of 3.5% per annum and had an initial term of three months. WDI used the proceeds of the loan to make a payment towards the purchase of an interest in a commercial real estate investment in Waterloo, Ontario. As further consideration for making the loan, and at no additional cost, the Company had the right to become a 50% co-investor in such real estate investment. In February 2018, the Company extended the loan, plus accrued interest, to December 31, 2018 at 10%. The Company further extended the term of the loan to June 30, 2019. On February 15, 2019, the Company exchanged its $1.0 million loan plus $0.1 million of accrued interest into 2.75% of the equity of WDI. The Company also invested a further $1.0 million into another 2.5% of the equity of WDI, giving the Company a 5.25% total ownership stake in the common shares of WDI based on an equity valuation of $40 million. In addition, WDI granted the Company a 2-year option to purchase another 5% of its common shares at a $50 million equity valuation. See note 7 relating to the loan advance from DRM USA. On October 2, 2018, a member of the Company's management, purchased directly and indirectly $1.0 million face value of the private debentures due June 30, 2020 in the over-the-counter secondary market. The private debentures were redeemed by DCF on January 17, 2019 as per their stated terms (see also note 21 with respect to redemption of private debentures). On December 6, 2018, Mr. Wekerle made a $0.25 million loan to the Company on a demand basis at zero interest. The loan was repaid in full on January 11, 2019. The Company currently holds common shares ("Mogo Shares") of Mogo Finance Technology Inc. ("Mogo"). With respect to its investment in Mogo, the Company is an associate of Mr. Wekerle. As of December 31, 2018, Mr. Wekerle holds an aggregate of 2,550,972 Mogo Shares directly and the Company holds 2,449,163 Mogo Shares. The two parties collectively have control or direction of an aggregate of 5,000,135 Mogo Shares, representing 21.5% of the issued and outstanding Mogo Shares. Subsequent to the year-end, WDI provided a guarantee of loans totaling $25.3 million to wholly-owned corporations of Mr. Wekerle. 17. CAPITAL MANAGEMENT The Company's objectives in managing capital are to maintain a capital structure that allows the Company to meet its growth objectives and build long-term shareholder value, while satisfying its financial obligations and meeting its working capital needs. The Company's capital consists of shareholders' equity and the Private Debentures. The Company's management is responsible for the management of capital. The Company's Board of Directors is responsible for reviewing and approving the Company's capital policy and management. The Company continued to prudently manage its liquidity and capital and, where desirable, deleverage its statement of financial position. The Company does not have any externally imposed capital requirements. DIFFERENCf,CARI:JiALFINANCJALINC. ,.. 33

NOTES TO THE FINANCIAL STATEMENTS December 31, 2018 and 2017 (in Canadian dollars) 17. CAPITAL MANAGEMENT (continued) The Company's capital consists of the following: Private Debentures Total capital 73,594 18. BASIC AND DILUTED LOSS PER SHARE The following table presents the calculation of basic and fully diluted income (loss) per common share for the years ended December 31: (1,181) 5,838,349 $(0.20) Weighted average common shares Basic loss per share Fully diluted income (loss) per share Net loss Weighted average common shares after taking into effect dilutive convertible debentures and stock options Fully diluted loss per share (3,126) ' (1'181) 5,815;924 .. 5,838,349 $(0.55) $(0.20) In calculating fully diluted loss per common share for the years ended December 31, 2018 and 2017, the Company excluded 536,000 [2017-350,000] common shares related to outstanding stock options and 528,636 [2017 - 1,028,209] common shares from the conversion of the Convertible Debentures as their impact was anti-dilutive. 19. COMPENSATION OF KEY MANAGEMENT The remuneration of directors and other key management personnel of the Company for the years ended December 31 was as follows: Short-term benefits Stock options 1,718 131 1,230 158 Annual incentive plans Total Compensation 1,849 1,388 In addition to their annual salary, key management personnel are entitled to an annual incentive cash bonus pool equivalent to 20% of the increase in investable assets over a hurdle rate of 3.0% per annum, with a perpetual high watermark beginning with investable assets as at December 31, 2014. Investable assets are determined by subtracting the aggregate fair value of the liabilities of the Company (excluding any convertible debentures or debenture issued by the Company) from the aggregate fair value of the assets of the Company on the date on which the calculation is being made. For the purposes of the annual incentive cash bonus calculation, investable assets exclude DIFFERENCE CAPITAL FINANCIALINC. 34 ,.,

NOTES TO THE FINANCIAL STATEMENTS December 31, 2018 and 2017 (in Canadian dollars) 19. COMPENSATION OF KEY MANAGEMENT (continued) any equity and debt capital raised or repurchased by the Company during the period in which the calculation is being made. Individual bonus pool allocations to management and employees are subject to Board approval. As at December 31, 2018, no accrual for the annual incentive bonus pool was made [2017-nil]. 20. NET ASSET VALUE The financial statements contain references to "Net Asset Value" ("NAV"), which is a non-IFRS financial measure. The NAVis calculated by subtracting the aggregate fair value of the liabilities of the Company from the aggregate fair value of the assets of the Company on the date on which the calculation is being made and NAV per share is NAV divided by the total number of common shares of the Company outstanding as at the measurement date. The term NAV per share does not have any standardized meaning according to IFRS and therefore may not be comparable to similar measures presented by other companies. 21. SUBSEQUENT EVENTS In January 2019, the Company sold the majority of its holdings in Vena and generated cash of $13.4 million. The Company used some of the proceeds from its Vena disposition to redeem early its $6.7 million of private debentures in January 2019. Consistent with the terms of the debentures, holders were paid interest through to June 30, 2019, an aggregate of $0.4 million. In January 2019, under the 2018 Common Shares NCIB, the Company repurchased 87,800 Common Shares at a price of $4.16 for total consideration of $0.4 million, bring Common Shares outstanding to 5,725,871. In February 2019, the Company purchased 100,000 Mogo Shares, to hold 2,549,163 such shares, or 11.0% of Mogo's common shares outstanding. Mr. Wekerle and the Company together own 5,200,035 Mogo Shares or 22.4% of the Mogo common shares outstanding. On February 15, 2019, the Company exchanged its $1.0 million loan plus $0.1 million of accrued interest into 2.75% of the equity of WDI. The Company also invested a further $1.0 million into another 2.5% of the equity of WDI, giving the Company a 5.25% total ownership stake in the common shares of WDI based on an equity valuation of $40 million. In addition, WDI granted the Company a two-year option to purchase another 5% of its common shares at a $50 million equity valuation. (See note 16.) February 27, 2019, the Company declared a special cash dividend of $0.10 to shareholders with a record date of March 22, 2019 and payable on April 5, 2019. The aggregate amount of the dividend is approximately $0.6 million. In March 2019, WDI provided a guarantee of loans totaling $25.3 million to wholly-owned corporations of Mr. Wekerle (see note 16). On March 12, 2019, MasterCard announced it had entered into an agreement to acquire Ethoca. The transaction will positively impact the Company's net asset value by approximately $4.3 million. On April 1, 2019, the Company invested a further $0.5 million into preferred shares of BrainScope. DIFFERENCECAPIT.ALFJNANCIAL,INC. ,, . 35

APPENDIX H — INFORMATION CONCERNING DIFFERENCE POST-ARRANGEMENT

[Please see attached]

H - 1

APPENDIX H — INFORMATION CONCERNING THE COMBINED ENTITY POST-ARRANGEMENT

TABLE OF CONTENTS	i
Overview	1
Business Objectives	2
Description of Business	2
General	2
Inter-corporate Structure of the Combined Entity Post-Arrangement	4
Summary Organization Chart	5
Directors and Officers of the Combined Entity Post-Arrangement	6
Biographies	7
Cease Trade Orders, Bankruptcies, Penalties and Sanctions	8
Pro-Forma Financial Information	8
Pro-Forma Consolidated Capitalization	8
Description of Share Capital	9
Common Shares	9
Dividend Policy for Combined Entity Shares	9
Preferred Shares	10
Combined Entity Options	10
Combined Entity RSUs	11
Convertible Debentures	11
Combined Entity Warrants	11
Combined Entity Option Plan	11
Combined Entity RSU Plan	12
Post-Arrangement Shareholdings and Principal Shareholders	12
Proposed Statement of Executive Compensation	12
Introduction	12
Compensation Discussion and Analysis	13
Audit Committee	13
Compensation Governance	13
Pension Plan Benefits	13
Termination and Change of Control Benefits	14
Proposed Compensation of Directors	14
Directors’ and Officers’ Insurance	14
Effect of Arrangement on Shareholders’ Rights	14
Listing on TSX AND NASDAQ	14
Prior Sales	15
Conflicts of Interest	15
Indebtedness of Directors and Officers	15
Legal Proceedings	15
Interest of Management in Material Transactions	16
Auditors, Transfer Agent and Registrar	16
Risk Factors	16

H - i

The following is a summary of Difference Capital Financial Inc. (“Difference”) and its business upon completion of the Arrangement, which should be read together with the more detailed information and financial data and statements contained elsewhere in the management information circular of Mogo Finance Technology Inc. (“Mogo”), to which this Appendix H is attached (the “Circular”). The following contains significant amounts of forward-looking information. Readers are cautioned that actual results may vary. See “Cautionary Note Regarding Forward-Looking Statements and Risks” in the Circular.

All capitalized terms used in this Appendix H and not defined herein have the meaning given to them in the “Glossary of Terms” or elsewhere in the Circular. Unless otherwise indicated herein, reference to “$”, “CAN$” or “Canadian dollars” are to Canadian dollars, and references to “US$”, “U.S. dollars” or “USD” are to United States dollars. See “Currency and Exchange Rates” and “Cautionary Note Regarding Forward-Looking Statements and Risks” in the Circular.

The information contained in this Appendix H, unless otherwise indicated, is given as of May 13, 2019, the date of the Circular.

OVERVIEW

Pursuant to the Arrangement, Mogo will amalgamate with a wholly-owned subsidiary of Difference to establish a new wholly-owned subsidiary of Difference, which is expected to be named “Mogo Finance Technology Inc.” (the “Combined Entity”). The current Mogo Shareholders will become holders of Difference Shares, with each Mogo Shareholder (other than Difference and Dissenting Shareholders) receiving one Difference Share for each Mogo Share held at the Effective Time. It is anticipated that Difference will complete the Continuance prior to, or concurrently with, the Effective Time and will change its name to “Mogo Inc.”. It is anticipated that the current Mogo Shareholders and the current Difference Shareholders will own approximately 80% and 20% of the Combined Entity, respectively (“Combined Entity Shareholders”).

On May 17, 2019 the TSX conditionally approved the listing of the Combined Entity common shares (“Combined Entity Shares”) to be issued under the Arrangement and issuable on the exercise, exchange, conversion or vesting (as the case may be) of the Replacement Debentures, Replacement Options, Replacement Warrants and Replacement RSUs and conditionally approved the listing of the Replacement Debentures, subject to filing certain documents following the closing of the Arrangement.

It is anticipated that the Combined Entity will file the requisite documents with the US SEC indicating that it is to be treated as the successor in interest to Mogo and, accordingly, assumes Mogo’s registration in respect of the Combined Entity Shares under the Exchange Act and its listing with the NASDAQ and each of the reporting requirement and listing standards thereunder.

Upon completion of the Arrangement and assuming there are 23,535,096 Mogo Shares and 5,725,821 Difference Shares issued and outstanding immediately prior to the Effective Date and a further 7,254,895 Mogo Shares and 536,000 Difference Shares reserved for issuance upon exercise of, outstanding convertible securities of each of Mogo and Difference, respectively (including all outstanding Mogo Options, Mogo RSUs, Mogo Warrants, Mogo Debentures and Difference Options), after the cancellation of the 2,549,163 Mogo Shares beneficially owned by Difference immediately prior to the Effective Date pursuant to the Arrangement, there will be approximately 26,711,754 Combined Entity Shares outstanding and a further 7,790,895 Combined Entity Shares reserved for issue upon exercise of convertible securities of each of Mogo and Difference.

As a result, upon completion of the Arrangement, it is expected that the current Mogo Shareholders will own approximately 80% of the issued and outstanding Combined Entity Shares on a non-diluted basis. See “Post-Arrangement Shareholdings and Principal Shareholders”.

Immediately after the Effective Time, the Combined Entity’s head office will be located 401 West Georgia Street, Suite 2100 Vancouver, British Columbia, V6B 5A1. The Combined Entity’s registered office will be located at Wildeboer Dellelce Place, Suite 800, 365 Bay Street, Toronto, Ontario, M5H 2V1. Shortly after the Effective Time, the Combined Entity anticipates moving its registered office to 1700 — 666 Burrard Street, Vancouver, British Columbia, V6C 5A1.

The Combined Entity will be a reporting issuer in all of the provinces and territories of Canada.

BUSINESS OBJECTIVES

The Combined Entity will continue to execute on Mogo’s vision of building the leading fintech platform in Canada. The combination will give Mogo immediate access to approximately $9 - $10 million in cash, which reflects proceeds from Difference’s two recently announced monetizations. In addition, the Combined Entity will continue to hold Difference’s portfolio of investments in some of the premier private technology companies in Canada, which collectively have an estimated fair market value of approximately $24 million.

DESCRIPTION OF BUSINESS

General

The Combined Entity will be a Vancouver-based financial technology company, empowering consumers with simple solutions to help them manage and control their finances. Users can sign up for a free account (“MogoAccount”) in only three minutes and get access to six products including free credit score monitoring, identity fraud protection (“MogoProtect”), a digital spending account with the Mogo Visa* Platinum Prepaid Card (“MogoCard”), a digital mortgage experience (“MogoMortgage”), and the MogoCrypto account (“MogoCrypto”), the first product within MogoWealth, which enables the buying and selling of bitcoin, and access to smart consumer credit products (“MogoMoney”). Mogo’s platform has been engineered to deliver a best-in-class digital experience, with best-in-class financial products all through one account. With more than 800,000 members and a marketing partnership with Canada’s largest news media company, the Combined Entity will continue to execute on Mogo’s vision of becoming the go-to financial app for the next generation of Canadians.

Mogo has invested over $250 million in its platform and the Combined Entity expects to continue to invest heavily in enhancing the existing product offering, and in the development of new products.

Free Credit Score Monitoring

Mogo believes that knowing your credit score is an important part of managing your financial health. When an individual opens a MogoAccount, they receive their Equifax credit score for free. Unlike a credit score inquiry made through other channels, there is no impact to the individual’s credit score when opening a MogoAccount, which is another innovative part of our solution. Members can also receive free monthly credit score updates (again, without impact to their credit score) and ongoing education on what impacts their credit score and how it can be improved.

MogoProtect

With data breaches happening almost daily, most people do not realize they have been compromised until the damage is already done. Fraudsters can use stolen personal information to get a loan or mortgage, open bank accounts and more. MogoProtect is an optional subscription-based product within the MogoAccount that helps individuals protect themselves against identity fraud by monitoring their Equifax credit bureau for inquiries. Subscribing members receive a push notification and email within 24 hours of the inquiry being reported. If a member notices any suspicious inquiries, the Combined Entity will guide them through next steps to help stop fraudsters in their tracks.

MogoCard

The MogoCard is designed to help members monitor and control their spending in a convenient and engaging way through features such as instant transaction alerts with each purchase along with updated real-time balances delivered to members’ phones. The MogoCard is Chip/Pin and Paywave enabled and is linked to a member’s bank account through the MogoAccount. Members can transfer funds instantly from most bank accounts in Canada to their MogoCard directly through the Mogo app. Unlike other prepaid cards and most bank accounts, the MogoCard is free and there is no monthly fee and no risk of overdraft fees, and, unlike a regular credit card, using the MogoCard means there is no risk of interest charges. The MogoCard currently offers 3% cash back on international currency purchases and 1.5% cash back on Canadian dollar purchases, some of the best cashback rates in Canada, with no limits or annual fee. Cashback earnings are deposited to members’ MogoCard balance monthly. The MogoCard is currently only available for order through the iOS MogoApp to members with an invite. MogoCard on Android is coming later in 2019.

MogoMortgage

Working with some of Canada’s top mortgage lenders, the Combined Entity will be bringing a new level of transparency and convenience to the Canadian mortgage experience, and offers the best of both worlds: market-leading rates and the best digital mortgage experience in Canada. In 2017, Mogo won the Canadian Mortgage Award for Best Use of Mobile Technology. Our MogoMortgage solution is intended to simplify the mortgage experience with transparency around not only interest rates, but also the entire process of getting a mortgage. Members can apply anywhere with our quick and stress-free online mortgage application. Members enjoy low rates, ongoing guidance from our MogoMortgage team, and the ability to keep track of their mortgage with our digital dashboard after the mortgage funds. The Combined Entity will not be a lender and therefore does not carry the mortgages on its balance sheet. The Combined Entity shall earn revenue from brokerage fees.

MogoMoney

Designed to help members get out of debt faster, MogoMoney personal loans range from as low as $300 to $35,000 and span a wide range of rates. Unlike the banks, the Combined Entity will look for ways to say “yes” (whether a member’s credit score is good or not-so-great) and provide a commitment-free, instant pre-approval decision, which can be refreshed every 90 days. The pre-approval decision is determined based upon a proprietary credit decisioning platform. Another key differentiator of the MogoMoney solution is the fact that the Combined Entity will offer a wide range of rates designed to approve the widest segment of members possible, thereby giving more people an opportunity to lower their cost of borrowing versus other alternatives.

The Combined Entity will offer long-term unsecured installment loans for up to $35,000 with terms of up to 5 years and annual interest rates ranging from 5.9% to 45.9%. Unlike a credit card that can take decades to pay off, the installment loans have fixed principal bi-weekly or monthly payments designed to achieve full principal repayment within 5 years or less. The Combined Entity will also offer unsecured fixed and open credit loan products for up to $3,500 having terms of one year or less and annual interest rates starting at 47.42%. Where permitted by law, the Combined Entity will offer a unique Level Up Program on all of its loans, which gives members an opportunity to lower their rates through good payment history.

MogoCrypto

The MogoCrypto account, accessible through the free MogoAccount, offers a simple and trusted way for Canadians to add bitcoin to their financial holdings instantly from their mobile devices. Members are quoted a single price for bitcoin and are offered multiple payment options to make real-time purchases of bitcoin. Members can access the value of their holdings in real-time and receive push notifications of significant price changes. Members can sell at any time and withdraw funds into a Canadian bank account within a few days. The Combined Entity does not charge any funding or withdrawing fees. Unlike many other cryptocurrency platforms, the Combined Entity will be transparent about its flat 1% buying and selling fee.

The Combined Entity does currently intend to operate a cryptocurrency exchange in connection with MogoCrypto. The Combined Entity does not currently intend to participate in offerings of coins, tokens or other cryptocurrencies. Notwithstanding our current intentions, the Combined Entity will continually examine opportunities in the fast-moving area of blockchain and cryptocurrencies; any future activity will be undertaken in full compliance with securities and other applicable laws and regulations.

Difference Portfolio

The Combined Entity intends to focus on monetizing Difference’s portfolio of investments, with proceeds of the monetizations invested in continuing to grow Mogo’s core business.

INTER-CORPORATE STRUCTURE OF THE COMBINED ENTITY POST-ARRANGEMENT

The Combined Entity was incorporated by letters patent under the laws of Canada on January 14, 1972 under the name “Eskimo International Resources Limited” with an authorized capital of 3,000,000 shares without par value. The Combined Entity changed its name to “Natalma Mines Limited” by supplementary letters patent dated August 17, 1972.

The Combined Entity was continued under the CBCA by articles of continuance dated November 19, 1979. By articles of amendment dated March 25, 1983, the existing 300,005 issued shares without par value were split into 3,000,050 issued shares without par value. On May 4, 1983, the articles of the Combined Entity were amended to change the name of the Combined Entity from “Natalma Mines Limited” to “Tonka Resources Inc.”.

By articles of amendment dated February 18, 1988, the articles of the Combined Entity were amended such that: (i) the name of the Combined Entity was changed to “Consolidated Tonka Resources Inc.”; (ii) the 4,091,550 issued common shares of the Combined Entity were consolidated into 204,577 common shares; and (iii) the authorized capital of the Combined Entity was changed such that the Combined Entity was authorized to issue an unlimited number of common shares without par value and an unlimited number of Preferred Shares without par value. On October 29, 1993, the articles of the Combined Entity were amended to change the name of the Combined Entity to “South China Industries (Canada) Inc.”.

On November 2, 1993, the articles of the Combined Entity were amended to: (i) consolidate all of the issued and outstanding common shares of the Combined Entity on a two (old) for one (new) basis; (ii) increase the authorized capital of the Combined Entity by creating an unlimited number of subordinate voting shares and an unlimited number of multiple voting shares; (iii) change all of the outstanding common shares of the Combined Entity into subordinate voting shares on the basis of one subordinate voting share for each common share; and (iv) cancel the common shares and Preferred Shares as classes of authorized shares of the Combined Entity. Restated articles of incorporation were filed on December 1, 1993 under the CBCA.

On June 30, 1999, the articles of the Combined Entity were amended to: (i) change the name of the Combined Entity from “South China Industries (Canada) Inc.” to “TriNorth Capital Inc.”; (ii) increase the authorized capital of the Combined Entity by creating an unlimited number of common shares and an unlimited number of Preferred Shares; (iii) change all of the outstanding subordinate voting shares into common shares of the Combined Entity on the basis of one common share for each subordinate voting share; and (iv) cancel all authorized and unissued multiple voting shares and subordinate voting shares of the Combined Entity.

On May 28, 2012, following approval from the Combined Entity’s shareholders at the Combined Entity’s annual and special meeting of the shareholders held on May 24, 2012, the Combined Entity amended its articles whereby the existing common shares were consolidated on the basis of one (1)

post-consolidation common share for every ten (10) existing shares. Concurrently, the Combined Entity changed its name from “TriNorth Capital Inc.” to “Difference Capital Funding Inc.” and undertook a reorganization of its business.

At the Combined Entity’s annual and special meeting of the shareholders held on June 13, 2013 (the “2013 AGM”), the Combined Entity obtained approvals for a reorganization of its corporate structure, which the Combined Entity determined to not implement. On June 17, 2013, following approval from The Combined Entity’s shareholders at the 2013 AGM, the Combined Entity amended its articles whereby the existing common shares were consolidated on the basis of one (1) post-consolidation common share for every ten (10) existing shares. Concurrently, the Combined Entity changed its name from “Difference Capital Funding Inc.” to “Difference Capital Financial Inc.”

On December 1, 2016, following approval from the Combined Entity’s shareholders at the special meeting of shareholders held on November 30, 2016, the Combined Entity amended its articles whereby the existing common shares were consolidated on the basis of one (1) post-consolidation common share for every five (5) pre-consolidation common shares outstanding.

At the Difference Meeting, Difference Shareholders will consider the Difference Continuance Resolution and, if approved, it is anticipated that prior to or concurrently with the completion of the Arrangement, Difference will continue into the province of British Columbia under the BCBCA and will change its name to “Mogo Inc.”.  If the Difference Continuance Resolution is not approved, or, is approved but the Parties determine not to proceed with effecting the continuance, the Combined Entity will continue to be governed by the CBCA with the name Difference Capital Financial Inc.

Summary Organization Chart

The anticipated inter-corporate structure of the Combined Entity following the completion of the Arrangement is as follows, assuming the completion of the Continuance, the name change of Difference to ‘Mogo Inc.’ and the completion of a pre-closing reorganization of Difference pursuant to which, among other things, Difference’s existing wholly-owned subsidiary, Difference RM Holding Corp., will be amalgamated with Difference SubCo prior to the Effective Date:

Mogo has a number of direct and indirect subsidiaries, including the following material subsidiaries, each of which is wholly-owned by Mogo:

•                 Mogo Financial Inc. was incorporated under the laws of the Province of Manitoba on September 10, 2003 and operates Mogo’s online lending platform.

•                  Mogo Mortgage Technology Inc. was incorporated under the laws of the Province of British Columbia on April 22, 2016 and operates Mogo’s online mortgage brokerage platform.

•                  Mogo Blockchain Technology Inc. was incorporated under the laws of the Province of British Columbia on November 23, 2017 and operates Mogo’s bitcoin account and small-scale bitcoin mining venture.

•                  Mogo Wealth Technology Inc. was incorporated under the laws of the Province of British Columbia on December 4, 2018 and will operate Mogo’s new products and services related to wealth management.

All of these subsidiaries will remain wholly-owned subsidiaries of Amalco.

DIRECTORS AND OFFICERS OF THE COMBINED ENTITY POST-ARRANGEMENT

As of the Effective Date, the Combined Entity Board of directors (the “Combined Entity Board”) will consist of five directors: David Feller, Gregory Feller, Minhas Mohamed, Michael Wekerle and Kees Van Winter. Of the five directors, Minhas Mohamed, Michael Wekerle and Kees Van Winter qualify as independent directors, and accordingly, the majority of directors will be independent. David Feller and Gregory Feller will not be considered independent as executive officers of the Combined Entity. Committees and committee positions will be determined by the Combined Entity Board as needed.

The Combined Entity Board will hold office until the next annual meeting of Combined Entity Shareholders or until their successor is duly elected or appointed.

David Feller will serve as the CEO and Board Chair and Gregory Feller will act as President and CFO of the Combined Entity.

After giving effect to the Arrangement, it is expected that the number of Combined Entity Shares beneficially owned, directly or indirectly, or over which control or direction will be exercised, by the proposed directors and officers of the Combined Entity and their associates and affiliates, will be an aggregate of approximately 8,969,925 Combined Entity Shares representing approximately 33.58% of the estimated outstanding Combined Entity Shares on a non-diluted basis following completion of the Arrangement.

Name and Province or State and Country or Residence	Position with the Combined Entity	Principal Occupation	Number of Combined Entity Shares Beneficially Owned, Controlled or Directed
David Feller British Columbia, Canada	Chair, Director, CEO	CEO of Mogo	2,034,392	(1)
Gregory Feller New York, United States	Director, President & CFO	President & CFO of Mogo	1,418,594	(2)
Minhas Mohamed Ontario, Canada	Director	President, Chief Executive Officer and Co Founder of MMV Financial Inc.	65,361
Michael Wekerle Ontario, Canada	Director	Executive Chairman of Difference since 2019; Chairman of Difference from July 2014 to 2019; Executive Chairman of Difference Capital Inc. from April 2012 to June 2015.	5,184,843	(3)
Kees Van Winters Ontario, Canada	Director	Independent management consultant since 1996.	266,735	(4)

Notes:

(1)         1,988,672 of David Feller’s Mogo Shares are owned directly or indirectly by DKDBF 2019 Limited Partnership.13,320 of David Feller’s Mogo Shares are owned directly or indirectly by Bluestone Partners Inc.

(2)         Includes 354,880 Mogo Shares owned directly or indirectly by Gregory Feller’s spouse and 307,511 Mogo Shares owned directly or indirectly by a grantor retained annuity trust of which Mr. Feller is trustee.

(3)         Mr. Wekerle holds 2,397,270 Difference Shares directly and exercises control or direction over 136,701 Difference Shares through Wek Corp. (f/k/a Wekerle GM&P Holding Corporation).  Mr. Wekerle also holds 2,650,872 Mogo Shares.  Mr. Wekerle currently holds 2,549,164 Mogo Shares owned directly by Difference, an associate of Mr. Wekerle within the meaning of applicable Securities Law, however, upon the completion of the Arrangement, these Mogo

(4)         Mr. Van Winters directly holds 34,133 Difference Shares, 80,592 Mogo Shares and exercises indirect control or direction over 119,613 Difference Shares and 32,397 Mogo Shares.

Biographies

David Feller, CEO, Board Chair and Director

See “Particulars of Matters to be Acted Upon — Election of Directors — Biographies — David Feller, CEO, Board Chair and Director” in this Circular.

Gregory Feller, President, CFO and Director

See “Particulars of Matters to be Acted Upon — Election of Directors — Biographies — Gregory Feller, President, CFO and Director” in this Circular.

Minhas Mohamed, Director

Minhas Mohamed is President, Chief Executive Officer and Co-Founder of MMV Financial Inc. which is a specialty finance company providing debt financing to emerging technology and life sciences companies across North America. Mr. Mohamed was also the founder and Managing Partner of MM Venture Partners (predecessor firm). Since its inception in 1998, MMV and the predecessor firm have invested over US$400 million in 200+ companies across North America. Mr. Mohamed has overall management and strategic responsibility for MMV Financial. He has over 25 years of experience in the financing of technology and emerging growth companies, both in Canada and internationally. Prior to founding MM Venture Partners in August 1998, Mr. Mohamed spent 10 years as a senior partner and shareholder with Quorum Funding Corporation, one of Canada’s leading technology-focused venture capital funds. Prior to Quorum, he spent several years at the venture capital subsidiary of Schroders PLC, and was also with Ernst & Young where he obtained his Chartered Accountant designation. He has been a director of many public companies, including Promis Systems and Quorum Funding and for 11 years an independent trustee of InnVest REIT. Mr. Mohamed is a founding member and former Chairman of the Toronto Venture Group. Mr. Mohamed is a graduate of the University of Western Ontario and is a Chartered Accountant and a Chartered Financial Analyst.

Michael Wekerle, Director

Mr. Wekerle was a co-founder and partner of Griffiths McBurney & Partners’ sales and trading operations in 1995. He served as Vice Chairman of Institutional Trading at GMP Securities L.P. until August 2011 where he was widely considered a leading investment advisor in Canada. During his time, he helped establish the firm’s hedge fund and institutional trading desk and developed a reputation for assisting clients in profiting from large-scale transactions. Prior to his tenure at GMP, Mr. Wekerle was head of institutional trading at First Marathon Securities Ltd.

Kees Van Winters, Director

Mr. Van Winters has been active in the telecom and technology industries since 1986. He was Vice-President of Sales and Marketing for Nationwide Cellular Service in New York from 1986 to 1992 and was a consultant to several major telecom companies in Canada and the USA from 1992 to 1996. Since then he has acted as a consultant to a number of small technology companies.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES AND SANCTIONS

To the knowledge of Difference and Mogo, no proposed director of the Combined Entity is, as at the date of this Circular, or has been within the 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including Mogo or Difference) that:

(a)         was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, and which in all cases was in effect for a period of more than 30 consecutive days (an “Order”), which Order was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer of such company; or

(b)         was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer of such company.

To the knowledge of Difference and Mogo, no proposed director of the Combined Entity:

(a)         is, as at the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company (including Mogo) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(b)         has, within 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

(c)          has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(d)         has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

PRO-FORMA FINANCIAL INFORMATION

As part of the Arrangement, Mogo shareholders will exchange their Mogo Shares for Combined Entity Shares. The unaudited pro-forma consolidated financial statements of the Combined Entity and notes thereto attached as Appendix I to this Circular give effect to the Arrangement on a pro-forma basis and have been prepared on the basis of the assumptions and adjustments described in the respective notes thereto. The unaudited pro-forma consolidated financial statements were prepared as at December 31, 2018. The statements are not necessarily indicative of what the actual operating results or financial position would have been had the Arrangement occurred on the dates for the periods indicated and do not purport to indicate future results of operations.

PRO-FORMA CONSOLIDATED CAPITALIZATION

The following table describes and summarizes the expected share capital of the Combined Entity following completion of the Arrangement, on a non-diluted basis, based on the number of Mogo Securities and Difference Securities outstanding as at May 13, 2019 (unless otherwise stated).

For detailed information on the capitalization of each of Mogo and Difference, see Mogo’s audited financial statements for the year ended December 31, 2018 and the auditors’ report on the Financial Statements as well as the annual financial statements of Difference attached as Appendix G to this Circular. Also see the unaudited pro-forma consolidated financial statements of the Combined Entity and notes thereto attached as Appendix I to this Circular.

Number of Common Shares in Combined Entity
Difference shares outstanding	5,725,821
Shares issued to Mogo Shareholders (excluding Mogo shares held by Difference(1))	20,985,933
Total (Non-Diluted)	26,711,754

Notes:

(1)   As of May 13, 2019, Difference holds 2,549,163 shares of Mogo.

DESCRIPTION OF SHARE CAPITAL

The Combined Entity has two authorized classes of shares: an unlimited number of Combined Entity Shares and an unlimited number of Combined Entity preferred shares, issuable in series (“Combined Entity Preferred Shares”).

Common Shares

The holders of Combined Entity Shares are entitled to one vote per Combined Entity Share at all meetings of the Combined Entity Shareholders. Holders of the Combined Entity Shares are entitled to receive dividends as and when declared by the Combined Entity Board, and to receive a pro rata share of the assets of the Combined Entity available for distribution to the holders of Combined Entity Shares in the event of liquidation, dissolution or winding up of the Combined Entity.

As at the date hereof, there are 5,725,821 Difference Shares issued and outstanding. Following the Arrangement, Difference Shareholders will continue to hold their existing Combined Entity Shares. At the Effective Time, the Combined Entity expects that an aggregate of up to approximately 20,985,933 Combined Entity Shares (after the cancellation of the 2,549,163 Mogo Shares beneficially owned by Difference immediately prior to the Effective Date pursuant to the Arrangement) will be issued in respect of the Mogo Shares outstanding, representing approximately 80% of the issued and outstanding share of the Combined Entity, on a non-diluted basis.

Dividend Policy for Combined Entity Shares

The holders of Combined Entity Shares are entitled to receive distributions as and when declared from time to time on the Combined Entity Shares by the Combined Entity Board, acting in their sole discretion, out of the assets of the Combined Entity properly available for the payment of dividends.

On February 27, 2019, the Difference Board declared Difference’s first ever special dividend of $0.10 per Difference Share, payable in cash. The Combined Entity following the Arrangement intends to reinvest all future earnings in order to finance the development and growth of its business. As a result, the Combined Entity does not intend to pay dividends on the Combined Entity Shares in the foreseeable future. The declaration of any future dividends by the Combined Entity Board will be dependent on the Combined Entity’s earnings, liquidity position, financial condition and capital requirements, as well as any other factors deemed relevant by the Combined Entity Board after the Arrangement.

During the last three financial years, Difference has declared and paid cash dividends per Difference Share as noted below:

Record Date	Payment Date	Dividend per Common Share
March 22, 2019	April 5, 2019	$0.10

Preferred Shares

The Combined Entity Preferred Shares may be issued, from time to time, in one or more series with such rights, privileges, restrictions and conditions as the Combined Entity Board may determine, including, without limiting the generality of the foregoing, the issue price per share of the shares of such series; the rate or amount of any dividends or the method of calculating any dividends; the dates of payment thereof; any redemption purchase and/or conversion prices; terms and conditions of any redemption, purchase and/or conversion; and any sinking fund or other provisions.

The Combined Entity Preferred Shares of each series will rank on a parity with the Combined Entity Preferred Shares of every other series and are entitled to preference over the Combined Entity Shares and any other shares ranking junior to the Combined Entity Preferred Shares with respect to the payment of dividends and in the distribution of the assets of the Combined Entity in the event of liquidation, dissolution or winding-up. If any dividends or amounts payable on the return of capital in respect of a series of Combined Entity Preferred Shares are not paid in full, all series of Combined Entity Preferred Shares participate rateably in respect of such dividend or return of capital. The Combined Entity Preferred Shares of any series may be made convertible into Combined Entity Shares. Unless the directors determine otherwise, the Combined Entity Preferred Shares will have no voting rights as a class.

As at the date hereof, there are no outstanding Difference Preferred Shares.

Immediately prior to Effective Time, Difference will issue to Mogo for nominal consideration the Difference Preferred Shares pursuant to the Preferred Share Subscription Agreement, which Difference Preferred Shares will carry voting rights which, in the aggregate, represent more than fifty percent (50%) of the voting rights of all outstanding securities of Difference as at the Effective Time. Immediately after the Arrangement, the Combined Entity will redeem all of the Difference Preferred Shares in accordance with the redemption terms thereof.

Combined Entity Options

In connection with the Arrangement, the Combined Entity Board will take all steps necessary to ensure that as of and after the Effective Time all Difference Options will continue to be exercisable for Combined Entity Shares and that the rights of holders of Difference Options will be preserved and will not be accelerated or otherwise dealt with as a result of the Arrangement, all in accordance with the provisions of the Difference Stock Option Plan.  The Difference Options will continue to be governed by the Difference Stock Option Plan and will not count towards the maximum aggregate number of Combined Entity Shares reserved for issuance under the Combined Entity Option Plan.

Promptly following the completion of the Arrangement, all Mogo Options outstanding immediately prior to the Effective Time will be exchanged, in accordance with the terms of the Mogo Option Plan, for Replacement Options that will entitle their holders, upon due exercise, for the original exercise price, to receive one Combined Entity Share for each Mogo Share that was issuable upon due exercise of the Mogo Option immediately prior to the Effective Time. All other terms and conditions of the Mogo Option, including the term of expiry, conditions to and manner of exercise, will remain the same following the Effective Time.  It is anticipated that the Replacement Options will be governed by the Combined Entity Option Plan in substantially the form set forth in Appendix “M” to the Circular.  See “Description of Share Capital — Combined Entity Option Plan” below.

Promptly following the completion of the Arrangement, and as a result of the exchange of the Mogo Options for Replacement Options, there will be options outstanding to acquire 2,674,132 Combined Entity Shares.

Combined Entity RSUs

As at the date hereof, Difference has no outstanding restricted share units that, following vesting, entitle the holder to Difference Shares.

Promptly following the completion of the Arrangement, each Mogo RSU outstanding immediately prior to the Effective Time will be exchanged in accordance with the terms of the Mogo RSU Plan for Replacement RSUs that will entitle their holders, following vesting of such unit, to receive one Combined Entity Share for each Mogo Share that was issuable following vesting of the Mogo RSU immediately prior to the Effective Time.  It is anticipated that the Replacement RSUs will be governed by the Combined Entity RSU Plan in substantially the form set forth in Appendix “N” to the Circular.  See “Description of Share Capital — Combined Entity RSU Plan” below.

Upon completion of the Arrangement, and as a result of the exchange of the Mogo RSUs for replacement restricted share units issued by the Combined Entity, there will be restricted stock units outstanding to acquire 218,910 Combined Entity Shares.

Convertible Debentures

As at the date hereof, there are no outstanding convertible debentures of Difference. Promptly following the Effective Time, the Mogo Debentures will be exchanged for Replacement Debentures and will begin trading on the TSX, subject to customary listing conditions of the TSX. On May 17, 2019 the TSX conditionally approved the listing of the Replacement Debentures after the Effective Time. The Replacement Debentures are convertible in accordance with an indenture dated June 6, 2017 between Mogo and Computershare Trust Company of Canada. At the Effective Time, the Combined Entity expects that an aggregate of up to approximately 2,582,400 Combined Entity Shares will be issuable upon conversion of the Replacement Debentures.

Combined Entity Warrants

As at the date hereof, the Combined Entity has no outstanding warrants to purchase Combined Entity Shares.

Pursuant to the Arrangement all Mogo Warrants outstanding immediately prior to the Effective Time will be exchanged for warrants entitling the Mogo Warrantholder upon due exercise, for the original exercise price, to receive one Combined Entity Share for each Mogo Share that was issuable upon due exercise of the Mogo Warrant immediately prior to the Effective Time (“Combined Entity Warrant”). All other terms and conditions of the Combined Entity Warrants, including the term of expiry, conditions to and manner of exercise, will remain the same as the Mogo Warrants for which they were exchanged.

Upon completion of the Arrangement, and as a result of the exchange of the Mogo Warrants for Combined Entity Warrants by the Combined Entity, there will be Combined Entity Warrants outstanding to acquire 1,779,453 Combined Entity Shares.

Combined Entity Option Plan

Upon completion of the Arrangement, the Combined Entity intends to adopt the Combined Entity Option Plan in substantially the form set forth in Appendix “M” to the Circular. The Combined Entity Option Plan will be identical in every relevant respect to the Mogo Option Plan, last approved by the Mogo Shareholders on June 18, 2018, the terms of which are set out under the heading “Statement of Executive Compensation — Mogo Option Plan” of the Circular.  The Combined Entity Option Plan will govern all Replacement Options and any future issuances of options by the Combined Entity. The Difference Options will continue to be governed by the Difference Stock Option Plan and will not count towards the maximum aggregate number of Combined Entity Shares reserved for issuance under the Combined Entity Option Plan.

Combined Entity RSU Plan

Upon completion of the Arrangement, the Combined Entity intends to adopt the Combined Entity RSU Plan in substantially the form set forth in Appendix “N” to the Circular. The Combined Entity RSU Plan will be identical in every relevant respect to the Mogo RSU Plan, last approved by the Mogo Shareholders on June 18, 2018, the terms of which are set out under the heading “Statement of Executive Compensation — Mogo RSU Plan” of the Circular.  The Combined Entity RSU Plan will govern all Replacement RSUs and any future issuances of restricted share units by the Combined Entity.

POST-ARRANGEMENT SHAREHOLDINGS AND PRINCIPAL SHAREHOLDERS

Post-Arrangement, the Combined Entity will be a “reporting issuer” in all of the provinces of Canada.

Upon completion of the Arrangement the current Mogo Shareholders will hold approximately 78.56% of the Combined Entity Shares and the current Difference Shareholders will hold approximately 21.44% of the Combined Entity Shares on a non-diluted basis (see assumptions under “The Arrangement — Arrangement Mechanics — Shareholdings Upon Completion of the Arrangement”). Immediately following the completion of the Arrangement, to the knowledge of the directors of Mogo, the only persons that beneficially own, or control or direct, directly or indirectly, voting securities of the Combined Entity carrying 10% or more of the voting rights attached to the Mogo Shares are as follows:

	Number of Mogo Shares Owned (Percentage of Class and Type of Ownership)
Name	Combined Entity Shares	Percentage of Voting Rights
Michael Wekerle	5,184,843	19.42%

PROPOSED STATEMENT OF EXECUTIVE COMPENSATION

Introduction

The purpose of this Compensation Discussion and Analysis is to provide information about the Combined Entity’s executive compensation objectives and process and to discuss compensation relating to the NEOs of the Combined Entity. It is anticipated that the Named Executive Officers of the Combined Entity will be:

•                  David Feller, CEO

•                  Gregory Feller, President and CFO

•                  Thomas Groh, VP, Data

•                  Macully Clayton, VP, Product

•                  Justin Carter, VP, Growth

Compensation Discussion and Analysis

The Combined Entity Board plans to discuss and determine management compensation without reference to formal criteria. The general objective of the Combined Entity’s compensation will be to attract and retain the skillsets and experience needed to lead the development and execution of the Combined Entity’s strategy and to reward the Combined Entity’s executives for high performance and their contribution to the Combined Entity’s long-term success. The Combined Entity Board anticipates that it will seek to compensate executives by combining short term and long-term cash and equity incentives. It also seeks to reward the achievement of corporate and individual performance objectives, and to align executive officers’ incentives with the Combined Entity’s performance.

Compensation for the NEOs of the Combined Entity will be determined following the closing of the Arrangement and will be in line with similar growth-oriented fintech organizations.

Audit Committee

The Combined Entity’s audit committee (the “Combined Entity Audit Committee”) will consist of three directors, all of whom are independent under applicable Canadian and U.S. standards. They are also all financially literate in accordance with NI 52-110 and with the rules of the NASDAQ. The members of the Combined Entity Audit Committee will be Minhas Mohamed (Chair), Michael Wekerle and Kees Van Winter.

All members of the Combined Entity Audit Committee have experience reviewing financial statements and dealing with related accounting and auditing issues. The education and experience of each member of the Combined Entity Audit Committee relevant to the performance of his duties as a member of the Combined Entity Audit Committee can be found under the heading “Directors and Officers of the Combined Entity Post-Arrangement — Biographies”.

The Combined Entity Board anticipates adopting a written charter for the Combined Entity Audit Committee that is substantially similar to the written charter adopted by Mogo’s Audit Committee, a copy of which is attached as Appendix A to the Mogo AIF. The mandate of the Combined Entity Audit Committee will be to assist the Combined Entity Board in fulfilling its financial oversight obligations, including the responsibility: (1) to identify and monitor the management of the principal risks that could impact the financial reporting of the Combined Entity, (2) to monitor the integrity of the Combined Entity’s financial reporting process and the Combined Entity’s internal accounting controls regarding financial reporting and accounting compliance; (3) to oversee the work, independence, objectivity, and performance of the Combined Entity’s external auditor; (4) to review with financial management and the external auditors the quarterly unaudited financial statements and management discussion and analysis before release to the public; and (5) to provide an open avenue of communication between the external auditors, the Combined Entity Board and the Combined Entity’s management.

Compensation Governance

It is proposed that the Combined Entity Board will establish a Corporate Governance, Compensation and Nominating Committee (“Combined Entity CGCNC”). The Combined Entity CGCNC will ensure that total compensation paid to all NEOs is fair and reasonable and accomplishes the long-term objectives of the Combined Entity noted above.

Pension Plan Benefits

No benefits are proposed to be paid to any of the Combined Entity’s NEOs or directors of the Combined Entity under any pension or retirement plan or under any deferred compensation plan during the twelve months following completion of the Arrangement.

Termination and Change of Control Benefits

The employment contracts of the CEO, CFO and other senior executives of the Combined Entity may include provisions with respect to compensation that will become payable on termination (equivalent to twenty-four months of salary) or on a change in control.

Other than in respect to the employment contracts of its CEO, CFO and other senior executives, it is expected that the Combined Entity will not have any employment or consulting agreements for the provision of management services with any third parties, and such employment or consulting agreements will not contain any provisions for the payment of termination or severance fees other than as is customary at common law or as is required under applicable employment legislation.

Proposed Compensation of Directors

The Combined Entity CGCNC will determine the amount and form of the compensation provided to directors who are also not NEOs to be paid during the twelve-month period following the completion of the Arrangement. The compensation provided is expected to be determined by the Combined Entity Board with reference to industry practice and may take the form of fees, share-based awards and option-based awards, as determined by the Combined Entity Board. The Combined Entity will reimburse directors for out-of-pocket expenses related to their attendance at meetings.

Directors’ and Officers’ Insurance

After completion of the Arrangement, the Combined Entity expects to maintain insurance for its benefit and the benefit of its directors and officers as a group consistent with industry practice and with reference to the Combined Entity’s stage of development.  Pursuant to the Arrangement Agreement, the Combined Entity shall use its commercial best efforts to ensure that policies of directors’ and officers’ liability insurance of Mogo in place prior to the Effective Date are assigned and to the Combined Entity at the Effective Time. See “Statement of Executive Compensation — Indemnification and Insurance” in the Circular for further details.

EFFECT OF ARRANGEMENT ON SHAREHOLDERS’ RIGHTS

All Mogo Shareholders will receive Combined Entity Shares under the Arrangement. The Combined Entity is governed by the CBCA and the articles and by-laws of the Combined Entity. At the Difference Meeting, Difference Shareholders will consider the Difference Continuance Resolution. If the Difference Continuance Resolution is approved, it is anticipated that immediately prior to or concurrently with the completion of the Arrangement, Difference will continue into the province of British Columbia under the BCBCA.  If the Difference Continuance Resolution is not approved, or, is approved but the Parties determine not to proceed with effecting the continuance, the Combined Entity will continue to be governed by the CBCA.

See “Particulars of Matters to be acted Upon — The Arrangement — Effects of the Arrangement on Mogo Shareholders’ Rights”.

Although the rights and privileges of shareholders under the CBCA are in many instances comparable to those under the BCBCA, there are several differences. See Appendix E — Comparison of Shareholder Rights under the BCBCA and CBCA for a comparison of certain of these rights. This summary is not intended to be exhaustive and Mogo Shareholders should consult their legal advisors regarding all of the implications of the effects of the Arrangement on such Mogo Shareholders’ rights.

LISTING ON TSX AND NASDAQ

On May 17, 2019, the TSX conditionally approved the listing of the Combined Entity Shares to be issued under the Arrangement and issuable on the exercise, conversion or vesting (as the case may

be) of the Replacement Debentures, Replacement Options, Replacement Warrants and Replacement RSUs and conditionally approved the listing of the Replacement Debentures, subject to filing certain documents following the closing of the Arrangement. Listing is subject to the Combined Entity fulfilling the applicable listing conditions.

It is anticipated that the Combined Entity will file the requisite documents with the US SEC indicating that it is to be treated as the successor in interest to Mogo and, accordingly, assumes Mogo’s registration of its Mogo Shares under the Exchange Act and its listing with the NASDAQ and each of the reporting requirement and listing standards thereunder.

The Mogo Shares will be delisted from the TSX and NASDAQ and the Mogo Debentures will be delisted from the TSX after the Effective Time. Applications will be made to have Mogo cease to be a reporting issuer under the securities legislation of each of the provinces and territories in Canada under which it is currently a reporting issuer (or equivalent).

PRIOR SALES

During the twelve (12) months before the date of this Circular, Difference did not purchase or sell any of its securities with the exception of 196,000 Difference Options. See “Prior Sales” in Appendix F to this Circular.  During the twelve (12) months before the date of this Circular, Mogo did not purchase or sell any of its securities with the exception of 857,602 Mogo Shares.  See “Information Concerning Mogo — Prior Sales” in this Circular.

CONFLICTS OF INTEREST

Certain proposed directors and officers of the Combined Entity currently, or may in the future, act as directors or officers of other companies and, consequently, it is possible that a conflict may arise between their duties as a director or officer of the Combined Entity and their duties as a director or officer of any other such company. There is no guarantee that while performing their duties for the Combined Entity, the directors or officers of the Combined Entity will not be in situations that could give rise to conflicts of interest. There is no guarantee that these conflicts will be resolved in favor of the Combined Entity.

The proposed directors and officers of the Combined Entity are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosure by directors and officers of conflicts of interest and the fact that the Combined Entity will rely upon such laws in respect of any director’s or officer’s conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts must be disclosed by such directors or officers in accordance with the CBCA, and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

To the knowledge of Difference and Mogo, there will be no indebtedness owed to the Combined Entity, following the Arrangement, by any individual who is a proposed director, executive officer and senior officer of the Combined Entity (and any associate of the foregoing), except that Mr. David Feller borrowed $15,000 Liquid Money at 16.9% from Mogo to test the customer experience and as of December 31, 2018, his loan principal outstanding was $7,107.69. See “Indebtedness of Directors, Executive Officers and Senior Officers” in the Circular.

LEGAL PROCEEDINGS

There are no material legal proceedings which will involve the Combined Entity or any of its subsidiaries, or of which its properties are the subject matter as of the date of this Circular.

INTEREST OF MANAGEMENT IN MATERIAL TRANSACTIONS

See heading “Interest of Informed Person in Material Transactions” in the Circular.

AUDITORS, TRANSFER AGENT AND REGISTRAR

It is expected that following the completion of the Arrangement, MNP LLP, located at Suite 700, 250 Howe Street, Vancouver, British Columbia, Canada V6C 3S7, will become the auditors of the Combined Entity.

It is proposed that Computershare Investor Services Inc. at its principal office in Vancouver, British Columbia will be the transfer agent and registrar for the Combined Entity Shares.

RISK FACTORS

The operations of the Combined Entity following the Arrangement will be subject to risks due to the nature of its business. An investment in the Combined Entity following the Arrangement involves significant risk, which should be carefully considered by Mogo Shareholders. In addition to information set out elsewhere in this Circular, Mogo Shareholders should carefully consider the risk factors incorporated by reference in this Circular under the heading “Risk Factors” in the Mogo AIF dated March 25, 2019 and as well as those factors detailed from time to time in Mogo’s interim and annual financial statements and MD&A relating to those statements, all of which are filed on SEDAR at www.sedar.com and with the SEC at www.sec.gov and the risks set out in the section entitled “Risk Factors” in Appendix F to this Circular.

APPENDIX I — UNAUDITED PRO-FORMA FINANCIAL STATEMENTS OF DIFFERENCE

Pro Forma Condensed Consolidated Statement of Financial Position

As at December 31, 2018

(Unaudited — Expressed in thousands of Canadian Dollars)

	Mogo	Difference	Note 5	Pro Forma Adjustments	Pro Forma Consolidated
Assets
Cash	20,439	6	(a, b, c, h)	10,009	30,454
Loans receivable	86,347	—		—	86,347
Prepaid expenses, deposits and other assets	3,501	162		—	3,663
Deferred cost	273	—		—	273
Investments	—	64,298	(b, e, f, h)	(40,257)	24,041
Property and equipment	3,016	—		—	3,016
Intangible assets	18,658	—		—	18,658
	132,234	64,466		(30,248)	166,452
Liabilities
Accounts payable and accruals	9,651	783		—	10,434
Due to related parties	—	15,036	(f)	(14,752)	284
Other liabilities	973	—		—	973
Credit facilities	75,934	—		—	75,934
Debentures	41,625	6,700	(c)	(6,700)	41,625
Convertible debentures	11,781	—		—	11,781
Derivative financial liability	964	—		—	964
	140,928	22,519		(21,452)	141,995
Shareholders’ Equity (Deficit)
Share capital	75,045	134,357	(e)	(120,193)	89,209
Contributed surplus	7,045	81,479	(e)	(80,976)	7,548
Deficit	(90,784)	(173,889)	(a, b, c, e)	192,373	(72,300)
Total Shareholders’ Equity (Deficit)	(8,694)	41,947		(8,796)	24,457
	132,234	64,466		(30,248)	166,452

Pro Forma Condensed Consolidated Statement of Loss and Comprehensive Loss

For the year ended December 31, 2018

(Unaudited — Expressed in thousands of Canadian Dollars)

	Mogo	Difference	Note 5	Pro Forma Adjustments	Pro Forma Consolidated
Revenue
Subscription and services	26,733	—		—	26,733
Interest revenue	26,433	—		—	26,433
Loan fees	8,111	—		—	8,111
	61,277	—		—	61,277

Cost of revenue
Provision for loan losses, net of recoveries	16,367	—		—	16,367
Transaction costs	6,059	—		—	6,059
	22,426	—		—	22,426
Gross profit	38,851	—		—	38,851

Operating expenses
Technology and development	14,747	—		—	14,747
Marketing	8,772	—		—	8,772
Customer service and operations	8,383	—		—	8,383
General and administration	11,177	2,984	(g)	(1,270)	12,891
Total operating expenses	43,079	2,984		(1,270)	44,793
Loss from operations	(4,228)	(2,984)		1,270	(5,942)

Other expenses
Credit facility interest expense	9,353	—		—	9,353
Debenture interest expense	8,036	—		—	8,036
Unrealized exchange loss (gain)	651	—		—	651
Unrealized (gain) loss on derivative liability	(1,733)	—		—	(1,733)
Realized and unrealized gain on investments	—	(1,549)		—	(1,549)
Financing costs	—	2,229	(d)	(2,229)	—
Other income	—	(448)		—	(448)
Other one-time expenses	1,487	—		—	1,487
	17,794	232		(2,229)	15,797
Loss and comprehensive loss	(22,022)	(3,216)		3,499	(21,739)

Notes to the Pro Forma Condensed Consolidated Financial Statements

As at and for the year ended December 31, 2018

(Unaudited — Expressed in thousands of Canadian Dollars, except per share amounts)

1.                    Description of the Transaction

The accompanying unaudited pro forma condensed consolidated financial statements give effect to the three-cornered amalgamation (“the Transaction”) contemplated by the arrangement agreement (the “Arrangement Agreement”) dated April 14, 2019 between Mogo Finance Technology Inc. (“Mogo”) and Difference Capital Financial Inc. (“Difference”), as at and for the year ended December 31, 2018.

Under the terms of the Arrangement Agreement, and pursuant to the plan of arrangement (the “Arrangement”), each Mogo common share, excluding those already owned by Difference, will be exchanged (the “Exchange”) for one Difference common share (the “Exchange Ratio”). Following the completion of the Arrangement, all of Mogo’s outstanding convertible securities will become exercisable or convertible, as the case may be, for Difference common shares in accordance with the Exchange Ratio and the terms of such convertible securities. As a result of the Exchange, former Mogo shareholders will hold approximately 80% of the common shares of the resulting company (the “Combined Entity”), and former Difference shareholders will hold approximately 20% of the common shares of the Combined Entity, on a fully diluted basis. Following the Arrangement, the Combined Entity is expected to be named Mogo Inc, or a variant thereof.

As at December 31, 2018, Difference held 2,449,163 Mogo common shares. Difference’s Executive Chair and largest shareholder, also directly held 2,550,972 Mogo common shares.

2.                    Basis of Preparation

The unaudited pro forma condensed consolidated statement of financial position as at December 31, 2018 combines the historical consolidated statement of financial position of Mogo as at that date, and the historical statement of financial position of Difference as at that date, to give effect to the Transaction as if it had occurred on December 31, 2018.

The unaudited pro forma condensed consolidated statement of comprehensive loss for the year ended December 31, 2018 combines the historical consolidated statement of comprehensive loss of Mogo for the same period with the historical statement of comprehensive loss of Difference for the same period, to give effect to the Transaction as if it had occurred on January 1, 2018.

The unaudited pro forma condensed consolidated financial statements were based on and should be read in conjunction with the following:

•                  Audited consolidated financial statements of Mogo for the year ended December 31, 2018, and the accompanying notes thereto; and the

•                  Audited financial statements of Difference for the year ended December 31, 2018, and the accompanying notes thereto

The historical financial statements of Mogo and Difference have been adjusted to give effect to the following pro forma events:

•                  Those with respect to the pro forma consolidated statement of financial position directly attributable to the Transaction;

•                  Those with respect to the pro forma consolidated statement of financial position occurring subsequent to December 31, 2018 that are factually supportable and materially significant to understanding the impact of the contemplated Transaction; and

•                  Those with respect to the pro forma consolidated statement of comprehensive loss expected to have a continuing impact on the consolidated results.

The pro forma adjustments and purchase price allocation are based on preliminary estimates of the fair value of consideration paid and the fair value of assets acquired and liabilities assumed. The actual adjustments to the consolidated financial statements of the Combined Entity upon closing of the Transaction will depend on a number of factors, including among others, additional information available, changes to the amounts of net assets, and the market price of Mogo common shares on the closing date which will be used to value the deemed shares issued as consideration in the Transaction.

The unaudited pro forma condensed consolidated financial statements have been presented for illustrative purposes only. The pro forma information is not necessarily indicative of what the Combined Entity’s financial position or financial

Notes to the Pro Forma Condensed Consolidated Financial Statements

As at and for the year ended December 31, 2018

(Unaudited — Expressed in thousands of Canadian Dollars, except per share amounts)

performance actually would have been had the Transaction been completed as of the dates indicated and does not purport to project the future financial position or operating results of the Combined Entity. The unaudited pro forma condensed consolidated financial statements do not reflect any additional costs, nor any savings from potential synergies that may result from the Transaction, other than those pro forma adjustments described in Note 5.

3.                    Preliminary Purchase Price Allocation

The Transaction has been accounted for as a business combination in the unaudited pro-forma condensed consolidated financial statements in accordance with IFRS 3, Business Combinations. The nature of the transaction is a reverse takeover resulting in Mogo as the accounting acquirer.

The following table presents a reconciliation of the common shares outstanding in the combined entity, on a pro forma basis, as if the Transaction was completed on December 31, 2018:

	Number of Common Shares in Former Entity	Number of Common Shares in Combined Entity
Mogo shares at December 31, 2018 exchanged for shares in combined entity	23,226,846	23,226,846
Less: Mogo shares already held by Difference and not exchanged for shares in combined entity as at December 31, 2018		(2,449,163)
Difference shares at December 31, 2018	5,813,621	5,813,621
Total Common Shares in Combined Entity		26,591,304
Total Former Mogo Common Shares		23,226,846
Deemed Common Shares Issued		3,364,458

Although Difference is the legal issuer of shares in the Transaction, Mogo is the accounting acquirer and is thus deemed to have issued 3,364,458 shares for the purpose of determining the purchase consideration in the Transaction as at December 31, 2018. In February 2019, Difference purchased an additional 100,000 Mogo shares, to hold 2,549,163 total Mogo shares. The final number of deemed shares issued as consideration will be determined by applying the Exchange Ratio to Difference and Mogo’s outstanding common shares on the closing date of the Transaction, less the 2,549,163 Mogo shares already held by Difference, and thus will differ from the number above. For the purposes of these pro forma statements, the portion of the estimated purchase price related to the deemed issuance of Mogo common shares is based on the trading value of Mogo on May 13, 2019 at $4.21 per share.

Since Mogo is the accounting acquirer, Difference’s outstanding stock based awards are also deemed to be replaced by awards of the Combined Entity. The estimated fair value of the replacement awards attributed to the pre-acquisition and post-acquisition service periods are $504 and $233 respectively, measured as at May 13, 2019. The pre-acquisition amount has been included as part of the total purchase consideration.

The following table summarizes the preliminary purchase price to the acquired assets and liabilities as follows:

Mogo Purchase Consideration:
Fair value estimate of 3,364,458 deemed Mogo common shares	$14,164
Fair value estimate of replacement options	504
Total Purchase Consideration	14,668

Notes to the Pro Forma Condensed Consolidated Financial Statements

As at and for the year ended December 31, 2018

(Unaudited — Expressed in thousands of Canadian Dollars, except per share amounts)

The preliminary purchase price has been allocated to Difference’s following identifiable assets and liabilities based on their estimated fair values as of December 31, 2018, adjusted for pro forma assumptions and adjustments in Note 5:

Fair value
Cash	$10,015
Other assets	162
Investments	31,829
Less: Investment in Mogo eliminated upon acquisition	(7,788)
Accounts payable and due to related parties	(1,067)
Fair value of net assets acquired	33,151

For the purposes of the unaudited pro forma condensed consolidated statement of financial position, the excess of the net identifiable assets over the deemed purchase consideration is recorded within shareholders equity as a gain on acquisition. Any gain on acquisition recognized is a one-time adjustment with no continuing effect on consolidated results, and is thus excluded for the purpose of presenting the pro forma condensed consolidated statement of comprehensive loss for the year ended December 31, 2018.

The final purchase price will be determined using the trading value of Mogo’s common shares on the closing date of the Transaction, and the fair value of net assets to be acquired will also be determined with reference to fair value as at the closing date. Therefore the final purchase price and fair value of net assets acquired at the closing date of the Transaction may differ materially from the amounts disclosed above in the pro forma condensed consolidated statement of financial position.

4.                    Summary of Significant Accounting Policies

These unaudited pro forma condensed consolidated financial statements have been compiled using the significant accounting policies as set out in the consolidated financial statements of Mogo as at December 31, 2018. Management of Mogo has determined, based on their initial assessment, that there are no significant differences in basis of presentation and accounting policies between Mogo and Difference, except as noted below and in Note 5(f).

Consolidation of subsidiaries

In the audited financial statements of Difference for the year ended December 31, 2018, Difference determined that it met the definition of an investment entity under IFRS 10, and thus measured its subsidiaries at fair value through profit and loss (FVTPL), as required by the Standard. However, since Mogo is the accounting acquirer in the transaction and is not an investment entity, all subsidiaries are required to be consolidated in the Combined Entity rather than measured at FVTPL. The effect of consolidating these subsidiaries is the elimination of $14.8 million of investments and the elimination of $14.8 million due to related parties in the unaudited pro forma condensed consolidated statement of financial position as at December 31, 2018.

5.                    Pro Forma Assumptions and Adjustments

The unaudited pro forma condensed consolidated financial statements reflect the following assumptions and adjustments to give effect to the Transaction as described in the preceding notes:

a)             To reflect the expected cost of transaction and pre-closing restructuring expenses estimated at $5.0 million.

b)             To reflect the $13.4 million monetization of the majority of Difference’s investment in Vena Solutions Inc. (“Vena”) in January 2019, and the $10.5 million monetization of Difference’s investment in Ethoca Solutions Inc. in May 2019.

c)              To reflect the early redemption of Difference’s $6.7 million debentures and interest obligation of $0.4 million in January 2019 using a portion of the Vena sale proceeds.

d)             To reflect the reduction in financing costs going forward as a result of the full redemption of Difference’s convertible debentures in 2018 and the full redemption of Difference’s private debentures in January 2019.

e)              To record the elimination of Difference’s equity and cancellation of their investment in Mogo, and to record the offsetting charge to equity resulting from the deemed issuance of 3,364,458 common shares.

Notes to the Pro Forma Condensed Consolidated Financial Statements

As at and for the year ended December 31, 2018

(Unaudited — Expressed in thousands of Canadian Dollars, except per share amounts)

f)               To consolidate Difference’s wholly owned subsidiaries. As explained in Note 4 above, this is a change in accounting policy where the Combined Entity will be required to consolidate any subsidiaries, resulting in the elimination of $14.8 million of investments and $14.8 million due to related parties.

g)              To reflect the expected annualized reduction in ongoing costs arising from the elimination of duplicate functions and administrative costs upon closing of the Transaction.

h)             To reflect $1.8 million of net cash used in investments by Difference in the first quarter of 2019.

6.                    Pro Forma Earnings Per Share

For the purposes of the unaudited pro forma condensed consolidated financial statements, the earnings per share has been calculated using the weighted average number of shares which would have been outstanding as at December 31, 2018, after giving effect to the Transaction as if it had occurred on January 1, 2018.

Year ended December 31, 2018
Mogo actual weighted average common shares outstanding	22,713,660
Deemed common shares issued as consideration	3,364,458
Pro forma weighted average common shares outstanding	26,078,118
Pro forma net loss	$(21,739)
Pro forma earnings per share — basic and diluted	$(0.83)

APPENDIX J — MOGO FAIRNESS OPINION

[Please see attached]

J - 1

April 14, 2019 The Special Committee of the Board of Directors and the Board of Directors Mogo Finance Technology Inc. 401 West Georgia Street, Suite 2100 Vancouver, BC V6B 5A1 To the Special Committee of the Board of Directors and the Board of Directors: Raymond James Ltd. (“Raymond James”, “we” or “us”) understands that Mogo Finance Technology Inc. (“Mogo” or the “Company”) and Difference Capital Financial Inc. (“Difference”) propose to enter into an arrangement agreement (the “Arrangement Agreement”) dated April 14, 2019 pursuant to which, among other things, each holder, other than Difference and its affiliates, of outstanding common shares of the Company (each a “Mogo Share”) will be entitled to receive one (1) common share of Difference (each a “Difference Share”) (the “Consideration”) in exchange for each Mogo Share held. We also understand that the transaction contemplated by the Arrangement Agreement is proposed to be effected by way of a plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”). The terms and conditions of the Arrangement will be summarized in the Company’s management information circular (the “Circular”) to be mailed to holders of Mogo Shares (the “Mogo Shareholders”) in connection with a special meeting of the Mogo Shareholders to be held to consider and, if deemed advisable, approve the Arrangement. We have been retained to provide our opinion (the “Opinion”) to the Special Committee (the “Special Committee”) of the Board of Directors of the Company (the “Board of Directors”) and the Board of Directors as to the fairness, from a financial point of view, of the Consideration to be received by the Mogo Shareholders, other than Difference and its affiliates, pursuant to the Arrangement. Engagement of Raymond James Raymond James was formally engaged by the Company pursuant to an engagement letter (the “Engagement Letter”) dated March 31, 2019. Under the terms of the Engagement Letter, Raymond James has agreed to provide this Opinion to the Special Committee and the Board of Directors. Pursuant to the terms of the Engagement Letter, Raymond James will receive a fixed fee for rendering this Opinion. In addition, Raymond James is to be reimbursed for reasonable legal and other out-of-pocket expenses. Raymond James and its affiliates and their respective directors, officers, partners, employees, agents and controlling persons are to be indemnified by the Company from and against certain potential liabilities arising out of its engagement. Raymond James’ compensation for providing this Opinion is not contingent on an action or event resulting from the use of the Opinion. Independence of Raymond James Neither Raymond James nor any of its affiliates or associates is an insider, associate or affiliate (as such terms are defined in the Securities Act (British Columbia) or the rules made thereunder) of the Company or Difference (the “Interested Parties”) or any of their respective subsidiaries, associates or affiliates. Raymond James has not been engaged to provide any financial advisory services nor has it participated in any financings involving the Interested Parties within the past two years, other than acting as financial advisor to the Special Committee pursuant to the Engagement Letter. There are no other understandings, agreements or Raymond James Ltd. Suite 5400 – 40 King Street West, Toronto, ON, M5H 3Y2 x 416 777 7000 x 416 777 7020 Fax

2 commitments between Raymond James and any of the Interested Parties with respect to any current or future business dealings which would be material to the Opinion. Raymond James may, in the ordinary course of its business, provide financial advisory or investment banking services to the Interested Parties or their respective affiliates or associates from time to time. In addition, in the ordinary course of its business, Raymond James acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have, today or in the future, positions in the securities of the Interested Parties or their respective affiliates or associates, and, from time to time, may have executed or may execute transactions on behalf of the Interested Parties or other clients for which it received or may receive compensation. In addition, as an investment dealer, Raymond James conducts research on securities, and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Interested Parties or their respective affiliates or associates. Credentials of Raymond James Raymond James is a North American full-service investment dealer with operations located across Canada, Europe, and the United States. Raymond James is a member of the Toronto Stock Exchange (“TSX”), the TSX Venture Exchange (“TSX-V”), the Montreal Exchange, the Investment Industry Regulatory Organization of Canada (“IIROC”), the Investment Funds Institute of Canada, and the Canadian Investor Protection Fund. Raymond James and its officers have prepared numerous valuations and fairness opinions and have participated in a significant number of transactions involving private and publicly-traded companies. Raymond James is indirectly wholly-owned by Raymond James Financial, Inc. (“Raymond James Financial”). Raymond James Financial is a diversified financial services holding company listed on the New York Stock Exchange (NYSE: RJF) whose subsidiaries engage primarily in investment and financial planning, including securities and insurance, brokerage, investment banking, asset management, banking and cash management, and trust services. The Opinion expressed herein represents the opinion of Raymond James and the form and content of this Opinion have been reviewed and approved for release by a committee of managing directors of Raymond James. The committee members are professionals experienced in providing valuations and fairness opinions for mergers and acquisitions as well as providing capital markets advice. Overview of Mogo Mogo provides a range of mobile-focused financial products and solutions to help consumers manage and control their finances, including: credit score monitoring, identity fraud protection, digital spending accounts, digital mortgage experiences, smart consumer credit products, and more. Mogo is a publicly traded company domiciled in Canada with common shares listed on the TSX and the NASDAQ stock market under the stock symbol “MOGO”. Mogo offers its products and solutions through two different business models: balance sheet lending, and subscription fees. The performance of balance sheet lending business model is largely driven by Mogo’s realized net interest margin. The performance of the subscription fees business model is largely driven by pricing and Mogo’s ability to maintain and grow its subscription base. Overview of Difference Difference is a venture capital and specialty finance company which is focused on creating shareholder value through strategic investment in and support for growth companies. Difference provides debt and equity growth capital to technology and media related companies to help them create long-term shareholder value. Difference

3 primarily focuses on companies that are post-commercialization with significant intellectual property and strong visibility to over $10 million in annual revenues. Scope of Review In connection with rendering our Opinion, we have reviewed and relied upon, among other things, the following: i. a draft copy of the Arrangement Agreement and Plan of Arrangement to be entered into by Mogo and Difference; ii. the non-binding LOI dated March 19, 2019 between Difference and Mogo; iii. a draft of the voting support agreement to be entered into by management, directors and certain shareholders of Mogo and Difference; iv. certain public investor presentation and marketing materials; v. financial forecasts prepared by Mogo management and provided to Raymond James with respect to its business; vi. various discussions with members of Mogo's senior management regarding Mogo's business, operations, financial condition, corporate strategy and prospects, and various discussions with members of Difference’s senior management regarding Difference’s business, operations, financial condition, corporate strategy and prospects; vii. various discussions with members of Mogo’s senior management regarding the Company’s financial position and the potential availability, feasibility and impact of future financing alternatives; viii. various discussions with Difference’s senior management regarding the methodologies used to arrive at fair values of Difference’s assets; ix. public filings submitted by Mogo and Difference to securities commissions or similar regulatory authorities in Canada which are available on the System for Electronic Document Analysis and Retrieval (“SEDAR”), including annual reports, audited annual financial statements, management information circulars, annual information forms, prospectuses, interim financial statements and management discussion and analysis; x. press releases issued by Mogo and Difference through commercial newswires over the past three years; xi. certain internal financial, operational, corporate and other information prepared or provided by the management of Mogo; xii. certain internal financial, operational and other information prepared or provided by the management of Difference or its advisors; xiii. a certificate of representation from senior officers of Mogo as to certain factual matters and the completeness and accuracy of the information provided to Raymond James;

4 xiv. current and historical market trading information with respect to Mogo, Difference and other selected public companies, to the extent considered by Raymond James to be relevant; xv. certain public information relating to the business, financial and operating performance and financial position of Mogo and Difference and other selected public companies, to the extent considered by Raymond James to be relevant; xvi. selected market statistics, research reports published by equity research analysts and industry sources regarding Mogo and Difference and other public companies deemed relevant by Raymond James; and xvii. such other economic, financial market, industry, and corporate information, investigations, and analyses as we considered necessary or appropriate in the circumstances. We have also participated in various discussions with Stikeman Elliott LLP, legal counsel to Mogo, in respect of the Arrangement, the Arrangement Agreement and related matters. Raymond James has not, to the best of its knowledge, been denied access by the Company to any information requested by Raymond James. Prior Valuations The Chief Executive Officer and the Chief Financial Officer of the Company have represented to Raymond James that, to the best of their knowledge, there have been no valuations or appraisals relating to the Company or any of its subsidiaries, or any of their respective securities or material assets, made in the preceding 24 months, including any “prior valuation” within the meaning of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”). Assumptions and Limitations Our Opinion is subject to the assumptions, qualifications and limitations set forth below. We have not been asked to prepare and have not prepared a formal valuation or appraisal of any of the assets or securities of the Company or any of its subsidiaries and our Opinion should not be construed as such. We have relied upon the advice of Stikeman Elliott LLP, legal counsel to Mogo, that the Arrangement is a “business combination” within the meaning of MI 61-101 and, although subject to “minority approval” thereunder, is exempt from the formal valuation requirements of MI 61-101. This Opinion has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of IIROC, but IIROC has not been involved in the preparation or review of this Opinion. With your permission, we have relied upon, and have assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from public sources, or provided to us by the Company or its affiliates or advisors or otherwise obtained by us pursuant to our engagement, and our Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to, or attempted to verify independently the accuracy, completeness or fairness of presentation of any such information, data, advice, opinions and representations. We have not met separately with the independent auditors of the Company in connection with preparing this Opinion, and with your permission, we have assumed the accuracy and fair presentation of, and relied upon, the Company’s audited financial statements and the reports of the auditors thereon and the Company’s interim unaudited financial statements. With respect to the historical financial data, operating and financial forecasts and budgets provided to us concerning the Company and relied upon in our financial analyses, we have assumed that they have been

5 reasonably prepared on bases reflecting the most reasonable assumptions, estimates and judgements of management of the Company, having regard to the Company’s business, plans, financial condition and prospects. We have also assumed that the Arrangement will be completed substantially in accordance with its terms (without any waiver or amendment of any terms or conditions) and all applicable laws, and that the Arrangement Agreement and the Company’s management information circular (“Circular”) will disclose all material facts relating to the Arrangement and will satisfy all applicable legal requirements. We have assumed that the Arrangement Agreement (including the schedules thereto and the disclosure letter relating thereto) will not differ materially from the form of the drafts reviewed by us. We have assumed that the representations and warranties made by the parties in the Arrangement Agreement are true and correct. The Company has represented to us, in a certificate of the Chief Executive Officer and the Chief Financial Officer of the Company dated the date hereof, among other things, that the information (financial or otherwise), data, documents and other materials of whatsoever nature or kind provided to us by or on behalf of the Company regarding the Company and its subsidiaries and their respective assets, including, without limitation, the written information and discussions concerning the Company referred to above under the heading “Scope of Review” (collectively, the “Information”), are true, complete and correct at the date the Information was provided to us and that, since the date on which the Information was provided to us, there has been no material change, financial or otherwise. This Opinion does not address the relative merits of the Arrangement as compared to other transactions or business strategies that might be available to the Company, nor does it address the underlying business decision to implement the Arrangement. We are not legal, tax or accounting experts and we express no opinion concerning any legal, tax or accounting matters concerning the Arrangement or the sufficiency of this Opinion for your purposes. We have relied upon, without independent verification, the assessment by the Company and its legal, tax and accounting advisors with respect to such matters. Our Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Company as they are reflected in the Information and as they were represented to us in our discussions with management of the Company and advisors. In our analyses and in connection with the preparation of our Opinion, we made numerous assumptions with respect to industry performance, general business, markets and economic conditions and other matters, many of which are beyond the control of any party involved in the Arrangement. The Opinion is being provided to the Special Committee and the Board of Directors for their exclusive use only in considering the Arrangement and, except for the inclusion of the Opinion in its entirety and a summary thereof (in a form acceptable to us) in the Circular, may not be published, disclosed to any other person, relied upon or used by any other person, or used for any other purpose, without the prior written consent of Raymond James. Our Opinion is not intended to be and does not constitute a recommendation to the Special Committee or the Board of Directors as to any decision with respect to the Arrangement or to any Mogo Shareholder as to how they should vote on the Arrangement, nor as an opinion concerning the trading price or value of any securities of the Company at any time, including following the announcement, completion or termination of the Arrangement. Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion. The preparation of an Opinion is complex and is not

6 necessarily susceptible to partial analysis or summary description and any attempt to do so could lead to undue emphasis on any particular factor or analysis. Accordingly, this Opinion should be read in its entirety. The Opinion is given as of the date hereof and, although we reserve the right to change or withdraw the Opinion if we learn that any of the information, including the Information, that we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, we disclaim any obligation to change or withdraw the Opinion, to advise any person of any change that may come to our attention or to update the Opinion after the date of this Opinion. Overview of the Consideration Raymond James performed certain financial analyses discussed in the “Fairness Methodologies” section below to arrive at selected financial ranges for each of Mogo and Difference. These selected financial ranges implied a range of exchange ratios of 0.85x and 1.18x, assuming the low end of the selected financial range for Mogo and the high end of the selected financial range for Difference, and assuming the high end of the selected financial range for Mogo and the low end of the selected financial range for Difference, respectively. This range of exchange ratios, when multiplied by the issued and outstanding common shares and in-the-money options of the Company, implies a fully-diluted equity value of the Company of approximately $153 million to $182 million, and an “Enterprise Value” (calculated as equity value of the Company plus corporate debt, less cash and cash equivalents, and if applicable, adjusted for any minority interests or unconsolidated investments) of approximately $180 million to $208 million. The Enterprise Value implied by the Consideration to the current calendar year (2019) net revenue (calculated as total revenue less funding interest expense) (“Net Revenue”) of the Company implies a multiple range of approximately 3.0x and 3.4x Net Revenue for the Company. Fairness Methodologies In support of the Opinion, Raymond James has performed certain financial analyses on Mogo and Difference, based on those methodologies and assumptions that Raymond James considered appropriate in the circumstances for the purposes of providing its Opinion. In the context of the Opinion, Raymond James has considered the following methodologies (as each such term is defined below): a) Public Company Trading Approach b) DCF Approach1; and c) Net Asset Value (Sum-of-the-Parts) (“NAV”) Approach2 Public Company Trading Approach Raymond James compared public market trading statistics of Mogo to corresponding data from selected publicly traded, specialty lending and financial technology companies which we considered relevant. Raymond James examined multiples based on the Enterprise Value for each of the comparable companies to the Net Revenue for such companies. Raymond James then applied a range of selected Enterprise Value multiples to the corresponding data of the Company to calculate an implied equity value of Mogo. The Public Company Trading Approach implied an Enterprise Value to the Company’s Net Revenue multiple range of 2.6x and 3.5x, which compares favourably with the exchange ratio implied by the Consideration. 1 As applicable to Mogo only 2 As applicable to Difference only

7 Raymond James compared public market trading statistics of Difference to corresponding data from selected publicly traded, specialty investment companies which we considered relevant. Raymond James examined multiples based on the equity value to net asset value (“P/NAV”) for such companies. Raymond James then applied a range of selected P/NAV multiples to the corresponding data of Difference to calculate an implied equity value of Difference. The Public Company Trading Approach implied a P/NAV multiple range of 0.62x and 0.87x, which compares favourably with the exchange ratio implied by the Consideration. DCF Approach The DCF Approach is a present value calculation of future cash flow expectations to determine a value of a company. It involves estimating annual net discretionary (or “free”) cash flows for each year of the cash flow projection period. Where the business is expected to operate beyond the cash flow projection period, subsequent projected results are capitalized at the end of the cash flow period utilizing a terminal cash flow method, and then discounted to their present value. Raymond James utilized an un-levered discounted cash flow analysis using projections provided by management of the Company to calculate earnings before interest and taxes, and then proceeded to deduct taxes, capital expenditures, anticipated working capital requirements and funding interest, and add back depreciation and amortization and stock-based compensation. Raymond James’ calculations were based on projections of cash flows and other amounts prepared by management of the Company, with certain adjustments made by Raymond James to such projections as we considered appropriate, specifically with respect to the impact of an equity financing assumption included in management’s projections. The DCF Approach requires that certain assumptions be made to derive the present value of future free cash flows including, among other things, growth rates, profit margins, capital investment, financings (and associated dilution), working capital, discount rates and terminal multiples. As part of the DCF Approach, Raymond James performed a range of sensitivity analyses on a variety of factors. This included considering a range of estimated terminal values by applying a range of multiples to estimated 2021 terminal year net revenue for the Company (“2021 Net Revenue”). For these purposes, Raymond James applied multiples within a range of 2.9x to 3.3x 2021 Net Revenue. As part of the DCF Approach, Raymond James applied discount rates that ranged from 24.0% to 26.0%. The discount rates were derived by Raymond James based upon an analysis of the weighted average cost of capital of the Company. The low to high multiple range of Enterprise Value to the Company’s Net Revenue implied by the DCF Approach, prior to dilution associated with a standalone equity raise in projections provided by management of the Company, was 3.7x to 4.4x, which compares favourably with the exchange ratio implied by the Consideration. Net Asset Value (Sum-of-the-Parts) Approach The NAV Approach considers separate values for each component of Difference’s overall assets and liabilities on a sum-of the-parts basis as of March 31, 2019 based on the fair value assessment provided by management of Difference, adjusted for corporate debt, cash and equivalents, as applicable. Raymond James applied risk factor adjustments to certain of Difference’s investments to account for investment-specific risks. Raymond James selected a NAV range using the risk factor adjusted NAV as the low end of the range and the unadjusted fair market NAV as assessed by Difference management as the high end of the range. The NAV Approach

8 implied a P/NAV multiple range of 0.83x and 1.06x, which compares favourably with the exchange ratio implied by the Consideration. Fairness Considerations The assessment of fairness of the Consideration, from a financial point of view, must be determined in the context of the particular transaction. Raymond James based its conclusion in the Opinion upon a number of quantitative and qualitative factors including, but not limited to: a) the Consideration payable for each Mogo Share pursuant to the Arrangement compares favourably with the financial range derived from our analyses using the Public Company Trading Approach; b) the Consideration payable for each Mogo Share pursuant to the Arrangement compares favourably with the financial range derived from our analyses using the DCF Approach; c) review of the Company’s financial position and the potential availability, feasibility and impact of future financing alternatives; and d) other factors or analyses, which we have judged, based on our experience in rendering such opinions, to be relevant. Raymond James did not, in considering the fairness, from a financial point of view, of the Consideration to be received pursuant to the Arrangement assess any income tax consequences that any particular Mogo Shareholder may face in connection with the Arrangement. Opinion Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion that, as of the date hereof, the Consideration to be received by the Mogo Shareholders, other than Difference and its affiliates, pursuant to the Arrangement, is fair from a financial point of view, to such Mogo Shareholders. Yours very truly, Raymond James Ltd.

APPENDIX K — MOGO BOARD MANDATE

[Please see attached]

K - 1

!A"DA(E #F (HE DI&EC(#&' K2E !2??.42? • /=: EG>B6GN ;JC8I>DC D; I=: D>G:8IDGH D; (D<D >H ID HJE:GK>H: I=: B6C6<:B:CI D; I=: 7JH>C:HH 6C9 6;;6>GH D; (D<D. • /=: ;JC96B:CI6A D7?:8I>K:H D; I=: BD6G9 6G: ID :C=6C8: 6C9 EG:H:GK: ADC<-I:GB H=6G:=DA9:G K6AJ: 6C9 ID :CHJG: I=6I (D<D 8DC9J8IH 7JH>C:HH >C 6C :I=>86A 6C9 H6;: B6CC:G. • /=: BD6G9 =6H I=: G:HEDCH>7>A>IN ID :CHJG: I=6I I=:G: 6G: ADC<-I:GB <D6AH 6C9 6 HIG6I:<>8 EA6CC>C< EGD8:HH >C EA68: ;DG (D<D 6C9 ID E6GI>8>E6I: L>I= B6C6<:B:CI 9>G:8IAN DG I=GDJ<= 8DBB>II::H >C 9:K:ADE>C< 6C9 6EEGDK>C< I=: HIG6I:<N 7N L=>8= (D<D EGDEDH:H ID 68=>:K: I=:H: <D6AH. • /=: BD6G9 DE:G6I:H 7N 9:A:<6I>C< 8:GI6>C G:HEDCH>7>A>I>:H 6C9 9JI>:H H:I DJI 7:ADL ID B6C6<:B:CI DG 8DBB>II::H D; I=: BD6G9 6C9 7N G:H:GK>C< 8:GI6>C G:HEDCH>7>A>I>:H 6C9 9JI>:H ;DG I=: BD6G9. 1.$A><;?2 $A><;?2 /=: EG>B6GN ;JC8I>DC D; I=: D>G:8IDGH D; (D<D !>C6C8: /:8=CDAD<N $C8., >C8AJ9>C< >IH HJ7H>9>6G>:H 6C9 6;;>A>6I:H (8DAA:8I>K:AN, S(D<DT), >H ID HJE:GK>H: I=: B6C6<:B:CI D; I=: 7JH>C:HH 6C9 6;;6>GH D; (D<D. (6C6<:B:CI >H G:HEDCH>7A: ;DG I=: 96N-ID-96N 8DC9J8I D; I=: 7JH>C:HH D; (D<D. /=: ;JC96B:CI6A D7?:8I>K:H D; I=: BD6G9 6G: ID :C=6C8: 6C9 EG:H:GK: ADC<-I:GB H=6G:=DA9:G K6AJ: 6C9 ID :CHJG: I=6I (D<D 8DC9J8IH 7JH>C:HH >C 6C :I=>86A 6C9 H6;: B6CC:G. $C E:G;DGB>C< >IH ;JC8I>DCH, I=: BD6G9 8DCH>9:GH I=: A:<>I>B6I: >CI:G:HIH I=6I HI6@:=DA9:GH, HJ8= 6H :BEADN::H, 8JHIDB:GH 6C9 8DBBJC>I>:H, B6N =6K: >C (D<D. $C 86GGN>C< DJI >IH HI:L6G9H=>E G:HEDCH>7>A>IN, I=: BD6G9, I=GDJ<= (D<DUH C=>:; M:8JI>K: *;;>8:G (I=: SC *T), H:IH I=: HI6C96G9H D; 8DC9J8I ;DG (D<D. 2. $>;021A>2 .:1 #>4.:6F.@6;: B;.>1 .:1 9.:.4292:@ 12824.@6;: ;3 1A@62? /=: BD6G9 DE:G6I:H 7N 9:A:<6I>C< 8:GI6>C G:HEDCH>7>A>I>:H 6C9 9JI>:H H:I DJI 7:ADL ID B6C6<:B:CI DG 8DBB>II::H D; I=: BD6G9 6C9 7N G:H:GK>C< 8:GI6>C G:HEDCH>7>A>I>:H 6C9 9JI>:H ;DG I=: BD6G9. /=: BD6G9 G:I6>CH I=: G:HEDCH>7>A>IN ;DG B6C6<>C< >IH 6;;6>GH, >C8AJ9>C< H:A:8I>C< >IH 8=6>G (I=: SC=6>G D; I=: BD6G9T) 6C9 8DCHI>IJI>C< 8DBB>II::H D; I=: BD6G9. I:12<2:12:02 A B6?DG>IN D; I=: B:B7:GH D; I=: BD6G9 BJHI 7: >C9:E:C9:CI L>I=>C I=: B:6C>C< D; )6I>DC6A $CHIGJB:CI 58-101 Q Di)c"%)+(e %f C%(&%(a*e G%,e($a$ce P(ac*ice) 6C9 I=: GJA:H D; 6CN HID8@ :M8=6C<: DG B6G@:I DC L=>8= (D<DUH H=6G:H 6G: A>HI:9 DG EDHI:9 ;DG IG69>C< (8DAA:8I>K:AN, SAEEA>867A: "DK:GC6C8: -JA:HT). $C I=: :K:CI I=: BD6G9 H:A:8IH 6 CDC->C9:E:C9:CI D>G:8IDG ID H:GK: 6H I=: C=6>G D; I=: BD6G9, 1

>I L>AA 6AHD H:A:8I 6C >C9:E:C9:CI D>G:8IDG ID H:GK: 6H I=: >C9:E:C9:CI A:69 D>G:8IDG (I=: S':69 D>G:8IDGT). !DG BDG: >C;DGB6I>DC, D:H8G>EI>DC. H:: I=: ':69 D>G:8IDG +DH>I>DC $C I=>H (6C96I:, I=: I:GB S>C9:E:C9:CIT >C8AJ9:H I=: B:6C>C<H <>K:C ID H>B>A6G I:GBH 7N AEEA>867A: "DK:GC6C8: -JA:H, >C8AJ9>C< I=: I:GBH SCDC-:M:8JI>K:T, SDJIH>9:T 6C9 SJCG:A6I:9T ID I=: :MI:CI HJ8= I:GBH 6G: 6EEA>867A: JC9:G AEEA>867A: "DK:GC6C8: -JA:H. /=: BD6G9 6HH:HH:H, DC 6C 6CCJ6A 76H>H, I=: 69:FJ68N D; I=>H (6C96I:. 3. $>6:06<.8 &2?<;:?6/686@62? .:1 DA@62? /=: EG>C8>E6A G:HEDCH>7>A>I>:H 6C9 9JI>:H D; I=: BD6G9 ;6AA >CID 6 CJB7:G D; 86I:<DG>:H L=>8= 6G: HJBB6G>O:9 7:ADL. (.) 24.8 &2=A6>292:@? #B2>.88 >2?<;:?6/686@E /=: BD6G9 =6H I=: DK:G6AA G:HEDCH>7>A>IN ID :CHJG: I=6I 6EEA>867A: A:<6A G:FJ>G:B:CIH 6G: 8DBEA>:9 L>I= 6C9 9D8JB:CIH 6C9 G:8DG9H =6K: 7::C EGDE:GAN EG:E6G:9, 6EEGDK:9 6C9 B6>CI6>C:9. '@.@A@;>E >2?<;:?6/686@E /=: BD6G9 =6H I=: HI6IJIDGN G:HEDCH>7>A>IN ID, 6BDC< DI=:G I=>C<H • • • • HJE:GK>H: I=: B6C6<:B:CI D;, I=: 7JH>C:HH 6C9 6;;6>GH D; (D<D; 68I =DC:HIAN 6C9 >C <DD9 ;6>I= L>I= 6 K>:L ID I=: 7:HI >CI:G:HIH D; (D<D; 9:8A6G: 8DC;A>8IH D; >CI:G:HI, L=:I=:G G:6A DG E:G8:>K:91; :M:G8>H: I=: 86G:, 9>A><:C8: 6C9 H@>AA I=6I 6 G:6HDC67AN EGJ9:CI >C9>K>9J6A LDJA9 :M:G8>H: >C 8DBE6G67A: 8>G8JBHI6C8:H; 6C9 68I >C 688DG96C8: L>I= I=: D7A><6I>DCH 8DCI6>C:9 >C I=: B+)i$e)) C%(&%(a*i%$) Ac* (BG>I>H= CDAJB7>6), I=: G:<JA6I>DCH I=:G:JC9:G, I=: B:BDG6C9JB 6C9 6GI>8A:H D; (D<D, 6EEA>867A: H:8JG>I>:H A6LH 6C9 EDA>8>:H, 6EEA>867A: HID8@ :M8=6C<: GJA:H, 6C9 DI=:G 6EEA>867A: A:<>HA6I>DC 6C9 G:<JA6I>DCH. • !.@@2>? C5605 9.E :;@ /2 12824.@21 /=: BD6G9 =6H I=: G:HEDCH>7>A>IN ;DG 8DCH>9:G>C< I=: ;DAADL>C< B6II:GH 6H 6 BD6G9 L=>8= B6N CDI 7: 9:A:<6I:9 ID B6C6<:B:CI DG ID 6 8DBB>II:: D; I=: BD6G9 • 6CN HJ7B>HH>DC ID I=: H=6G:=DA9:GH D; 6CN FJ:HI>DC DG B6II:G G:FJ>G>C< I=: 6EEGDK6A D; I=: H=6G:=DA9:GH; & /=: C=6>G D; I=: CDGEDG6I: "DK:GC6C8:, CDBE:CH6I>DC 6C9 )DB>C6I>C< CDBB>II:: >H G:HEDCH>7A: ;DG G:8:>K>C< 6C9 G:K>:L>C< 6CN B6II:GH I=6I B6N EDH: 6 EDI:CI>6A DG 68IJ6A 8DC;A>8I D; >CI:G:HI. D>G:8IDGH L>AA 9:8A6G: 68IJ6A DG EDI:CI>6A 8DC;A>8IH ID I=: C=6>G D; I=>H CDBB>II::. $; I=: 8DC;A>8I >CKDAK:H I=: C=6>G D; I=>H CDBB>II::, I=: B6II:G 86C 7: 9>H8ADH:9 ID I=: C=6>G D; I=: BD6G9. 2

• I=: ;>AA>C< D; 6 K686C8N 6BDC< I=: D>G:8IDGH DG >C I=: D;;>8: D; 6J9>IDG, I=: 6EED>CIB:CI D; 6CN 699>I>DC6A D>G:8IDGH 6C9 I=: 6EED>CIB:CI DG G:BDK6A D; 6CN D; I=: C *, I=: C=6>G D; I=: BD6G9 DG I=: +G:H>9:CI D; (D<D; I=: >HHJ: D; H:8JG>I>:H :M8:EI 6H 6JI=DG>O:9 7N I=: BD6G9; I=: 9:8A6G6I>DC D; 9>K>9:C9H; I=: EJG8=6H:, G:9:BEI>DC DG 6CN DI=:G ;DGB D; 68FJ>H>I>DC D; H=6G:H >HHJ:9 7N (D<D; I=: E6NB:CI D; 6 8DBB>HH>DC ID 6CN E:GHDC >C 8DCH>9:G6I>DC D; I=: E:GHDC EJG8=6H>C< DG 6<G::>C< ID EJG8=6H: H=6G:H D; (D<D ;GDB (D<D DG ;GDB 6CN DI=:G E:GHDC, DG EGD8JG>C< DG 6<G::>C< ID EGD8JG: EJG8=6H:GH ;DG 6CN HJ8= H=6G:H :M8:EI 6H 6JI=DG>O:9 7N I=: BD6G9; I=: 6EEGDK6A D; 6 B6C6<:B:CI >C;DGB6I>DC 8>G8JA6G; I=: 6EEGDK6A D; 6 I6@:-DK:G 7>9 8>G8JA6G, D>G:8IDGHU 8>G8JA6G DG >HHJ:G 7>9 8>G8JA6G I=: 6EEGDK6A D; 6C 6B6A<6B6I>DC D; (D<D; I=: 6EEGDK6A D; 6C 6B:C9B:CI ID I=: B:BDG6C9JB DG 6GI>8A:H D; (D<D; I=: 6EEGDK6A D; 6CCJ6A ;>C6C8>6A HI6I:B:CIH D; (D<D; 6C9 6CN DI=:G B6II:G L=>8= >H G:FJ>G:9 JC9:G I=: AEEA>867A: "DK:GC6C8: -JA:H DG 6EEA>867A: 8DGEDG6I: A6LH ID 7: 9:8>9:9 7N I=: BD6G9 6H 6 L=DA:. • • • • • • • • • •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

(1) A<<;6:@92:@, (>.6:6:4 .:1 !;:6@;>6:4 '2:6;> !.:.4292:@ '2:6;> !.:.4292:@ ;B2>?645@ /=: BD6G9 =6H I=: G:HEDCH>7>A>IN ID • 6EED>CI I=: C *, 6C9 ID<:I=:G L>I= I=: C *, ID 9:K:ADE 6 EDH>I>DC 9:H8G>EI>DC ;DG I=: C *; L>I= I=: 69K>8: D; I=: CDGEDG6I: "DK:GC6C8:, CDBE:CH6I>DC 6C9 )DB>C6I>C< CDBB>II::, 9:K:ADE 8DGEDG6I: <D6AH 6C9 D7?:8I>K:H I=6I I=: C * >H G:HEDCH>7A: ;DG B::I>C< 6C9 ID BDC>IDG 6C9 6HH:HH I=: E:G;DGB6C8: D; I=: C * >C A><=I D; I=DH: 8DGEDG6I: <D6AH 6C9 D7?:8I>K:H 6C9 ID 9:I:GB>C: I=: 8DBE:CH6I>DC D; I=: C *; EGDK>9: 69K>8: 6C9 8DJCH:A ID I=: C * >C I=: :M:8JI>DC D; I=: 9JI>:H D; I=: C *; 9:K:ADE, ID I=: :MI:CI 8DCH>9:G:9 6EEGDEG>6I:, EDH>I>DC 9:H8G>EI>DCH ;DG I=: C=6>G D; I=: BD6G9 6C9 I=: 8=6>G D; :68= 8DBB>II:: D; I=: BD6G9; 6EEGDK: I=: 6EED>CIB:CI D; 6AA 8DGEDG6I: D;;>8:GH; >C 8DCHJAI6I>DC L>I= I=: C * DG C!*, 6EEGDK: I=: I:GB>C6I>DC D; D;;>8:GH 6C9/DG 6CN DI=:G EDH>I>DCH L=:G: :BEADN::H =6K: 7D6G9 G:EDGI>C< G:HEDCH>7>A>I>:H; 8DCH>9:G, 6C9 >; 9::B:9 6EEGDEG>6I:, 6EEGDK:, JEDC I=: G:8DBB:C96I>DC D; I=: CDGEDG6I: "DK:GC6C8:, CDBE:CH6I>DC 6C9 )DB>C6I>C< CDBB>II:: 6C9 I=: C *, I=: G:BJC:G6I>DC D; 6AA 8DGEDG6I: D;;>8:GH; 8DCH>9:G, 6C9 >; 9::B:9 6EEGDEG>6I:, 6EEGDK:, JEDC I=: G:8DBB:C96I>DC D; I=: CDGEDG6I: "DK:GC6C8:, CDBE:CH6I>DC 6C9 )DB>C6I>C< CDBB>II::, >C8:CI>K:-8DBE:CH6I>DC EA6CH 6C9 :FJ>IN-76H:9 EA6CH; HJ7?:8I ID 6CN C:8:HH6GN >CEJI ;GDB I=: CDGEDG6I: "DK:GC6C8:, CDBE:CH6I>DC 6C9 )DB>C6I>C< CDBB>II::, 6EEGDK: <G6CIH ID E6GI>8>E6CIH 6C9 I=: B6   IJ9: 6C9 I:GBH D; I=:>G E6GI>8>E6I>DC; 6C9 :CHJG: I=6I 69:FJ6I: EGDK>H>DC =6H 7::C B69: ID IG6>C 6C9 9:K:ADE B6C6<:B:CI 6C9 ;DG I=: DG9:GAN HJ88:HH>DC D; B6C6<:B:CI, >C8AJ9>C< I=: C *. • • • • • • • • • (2) E:?A>6:4 I:@24>6@E ;3 !.:.4292:@ I:@24>6@E ;3 9.:.4292:@ /=: BD6G9 =6H I=: G:HEDCH>7>A>IN, ID I=: :MI:CI 8DCH>9:G:9 6EEGDEG>6I:, ID H6I>H;N >IH:A; 6H ID I=: >CI:<G>IN D; I=: C * 6C9 DI=:G D;;>8:GH D; (D<D 6C9 ID :CHJG: I=6I I=: C * 6C9 HJ8= DI=:G D;;>8:GH 6G: 8G:6I>C< 6 8JAIJG: D; >CI:<G>IN I=GDJ<=DJI (D<D. (3) $;86062?, $>;021A>2? .:1 C;9<86.:02 $;86062?, <>;021A>2? .:1/=: BD6G9 >H G:HEDCH>7A: ;DG I=: DK:GH><=I 6C9 G:K>:L D; I=: ;DAADL>C< B6II:GH 6C9 0;9<86.:02 B6N G:AN DC B6C6<:B:CI ID I=: :MI:CI 6EEGDEG>6I: >C 8DCC:8I>DC L>I= 699G:HH>C< HJ8= B6II:GH 4

• :CHJG>C< I=6I (D<D DE:G6I:H 6I 6AA I>B:H L>I=>C 6EEA>867A: A6LH 6C9 G:<JA6I>DCH 6C9 ID 6EEGDEG>6I: :I=>86A 6C9 BDG6A HI6C96G9H; 6EEGDK>C< 6C9 BDC>IDG>C< 8DBEA>6C8: L>I= H>   ;>86CI EDA>8>:H 6C9 EGD8:9JG:H (E:G I=: CDGEDG6I: +DA>8N !G6B:LDG@) 7N L=>8= I=: 7JH>C:HH D; I=: (D<D >H 8DC9J8I:9; :CHJG>C< I=6I (D<D H:IH 6EEGDEG>6I: :CK>GDCB:CI6A HI6C96G9H ;DG >IH DE:G6I>DCH 6C9 DE:G6I:H >C B6I:G>6A 8DBEA>6C8: L>I= :CK>GDCB:CI6A A6LH 6C9 A:<>HA6I>DC; :CHJG>C< I=6I (D<D =6H 6 =><= G:<6G9 ;DG I=: =:6AI= 6C9 H6;:IN D; >IH :BEADN::H >C I=: LDG@EA68: 6C9 =6H >C EA68: 6EEGDEG>6I: EGD<G6BH 6C9 EDA>8>:H G:A6I>C< I=:G:ID; 9:K:ADE>C< I=: 6EEGD68= D; (D<D ID 8DGEDG6I: <DK:GC6C8:, >C8AJ9>C< ID I=: :MI:CI 6EEGDEG>6I:, 9:K:ADE>C< 6 H:I D; <DK:GC6C8: EG>C8>EA:H 6C9 <J>9:A>C:H I=6I 6G: HE:8>;>86AAN 6EEA>867A: ID (D<D; 6C9 :M6B>C>C< I=: 8DGEDG6I: <DK:GC6C8: EG68I>8:H L>I=>C (D<D 6C9 6AI:G>C< HJ8= EG68I>8:H L=:C 8>G8JBHI6C8:H L6GG6CI. • • • • • (4) &2<;>@6:4 .:1 C;99A:60.@6;: &2<;>@6:4 .:1 0;99A:60.@6;: /=: BD6G9 >H G:HEDCH>7A: ;DG I=: DK:GH><=I 6C9 G:K>:L D; I=: ;DAADL>C< B6II:GH 6C9 B6N G:AN DC B6C6<:B:CI ID I=: :MI:CI 6EEGDEG>6I: >C 8DCC:8I>DC L>I= 699G:HH>C< HJ8= B6II:GH • :CHJG>C< I=6I (D<D =6H >C EA68: EDA>8>:H 6C9 EGD<G6BH ID :C67A: (D<D ID 8DBBJC>86I: :;;:8I>K:AN L>I= B6C6<:B:CI, H=6G:=DA9:GH, DI=:G HI6@:=DA9:GH 6C9 I=: EJ7A>8 <:C:G6AAN; :CHJG>C< I=6I I=: ;>C6C8>6A G:HJAIH D; (D<D 6G: 69:FJ6I:AN G:EDGI:9 ID H=6G:=DA9:GH, DI=:G H:8JG>IN =DA9:GH 6C9 G:<JA6IDGH DC 6 I>B:AN 6C9 G:<JA6G 76H>H; :CHJG>C< I=6I I=: ;>C6C8>6A G:HJAIH 6G: G:EDGI:9 ;6>GAN 6C9 >C 688DG96C8: L>I= 6EEA>867A: <:C:G6AAN 688:EI:9 688DJCI>C< HI6C96G9H; :CHJG>C< I=: I>B:AN 6C9 688JG6I: G:EDGI>C< D; 6CN 9:K:ADEB:CIH I=6I 8DJA9 =6K: 6 H>   ;>86CI 6C9 B6I:G>6A >BE68I DC I=: K6AJ: D; (D<D; 6C9 G:EDGI>C< 6CCJ6AAN ID I=: H=6G:=DA9:GH D; (D<D DC I=: 6;;6>GH D; (D<D ;DG I=: EG:8:9>C< N:6G. • • • • (5) !;:6@;>6:4 .:1 A0@6:4 !;:6@;>6:4 .:1 @.76:4 .0@6;: /=: BD6G9 >H G:HEDCH>7A: ;DG I=: DK:GH><=I 6C9 G:K>:L D; I=: ;DAADL>C< B6II:GH 6C9 B6N G:AN DC B6C6<:B:CI ID I=: :MI:CI 6EEGDEG>6I: >C 8DCC:8I>DC L>I= 699G:HH>C< HJ8= B6II:GH 5

• BDC>IDG>C< I=: (D<DUH EGD<G:HH >C 68=>:K>C< >IH <D6AH 6C9 D7?:8I>K:H 6C9, >; C:8:HH6GN, G:K>H>C< 6C9 6AI:G>C<, I=GDJ<= B6C6<:B:CI, I=: 9>G:8I>DC D; (D<D >C G:HEDCH: ID 8=6C<>C< 8>G8JBHI6C8:H; • 8DCH>9:G>C< I6@>C< 68I>DC L=:C E:G;DGB6C8: ;6AAH H=DGI D; I=: <D6AH 6C9 D7?:8I>K:H D; (D<D DG L=:C DI=:G HE:8>6A 8>G8JBHI6C8:H L6GG6CI; • • G:K>:L>C< 6C9 6EEGDK>C< B6I:G>6A IG6CH68I>DCH >CKDAK>C< (D<D; :CHJG>C< I=6I (D<D =6H >BEA:B:CI:9 69:FJ6I: >CI:GC6A 8DCIGDA 6C9 B6C6<:B:CI >C;DGB6I>DC HNHI:BH; • 6HH:HH>C< I=: >C9>K>9J6A E:G;DGB6C8: D; :68= D>G:8IDG 6C9 I=: 8DAA:8I>K: E:G;DGB6C8: D; I=: BD6G9; 6C9 DK:GH::>C< I=: H>O: 6C9 8DBEDH>I>DC D; I=: BD6G9 6H 6 L=DA: ID ;68>A>I6I: BDG: :;;:8I>K: 9:8>H>DC-B6@>C<. • (6) *;@6:4 ;: B;.>1 !.@@2>? *;@6:4 AH >I G:A6I:H ID KDI>C< DC B6II:GH D; I=: BD6G9, (D<DUH AGI>8A:H HI6I: • 1Q+e)*i%$) a(i)i$g a* a$/ #ee*i$g %f di(ec*%() a(e *% be decided b/ a #a %(i*/ %f ,%*e) a$d, i$ *he ca)e %f a$ e'+a"i*/ %f ,%*e), *he chai( %f *he #ee*i$g d%e) $%* ha,e a )ec%$d %( ca)*i$g ,%*e.T • 1A di(ec*%( -h% h%"d) a di)c"%)ab"e i$*e(e)* i$ a c%$*(ac* %( *(a$)ac*i%$ i$*% -hich *he C%#&a$/ ha) e$*e(ed %( &(%&%)e) *% e$*e( i) $%* e$*i*"ed *% ,%*e %$ a$/ di(ec*%()' (e)%"+*i%$ *% a&&(%,e *ha* c%$*(ac* %( *(a$)ac*i%$, +$"e)) a"" *he di(ec*%() ha,e a di)c"%)ab"e i$*e(e)* i$ *ha* c%$*(ac* %( *(a$)ac*i%$, i$ -hich ca)e a$/ %( a"" %f *h%)e di(ec*%() #a/ ,%*e %$ )+ch (e)%"+*i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

/=: C *, I=: C=6>G D; I=: BD6G9 6C9 I=: CDGEDG6I: "DK:GC6C8:, CDBE:CH6I>DC 6C9 )DB>C6I>C< CDBB>II:: 6G: ?D>CIAN G:HEDCH>7A: ;DG I=: EGDK>H>DC D; 6C DG>:CI6I>DC EGD<G6B ;DG C:L D>G:8IDGH ID :MEA6>C (D<DUH 6EEGD68= ID 8DGEDG6I: <DK:GC6C8: 6C9 I=: C6IJG: 6C9 DE:G6I>DC D; >IH 7JH>C:HH. /=: C * >H 6AHD G:HEDCH>7A: ;DG <:C:G6I>C< 8DCI>CJ>C< :9J86I>DC DEEDGIJC>I>:H ;DG 6AA D>G:8IDGH HD I=6I B:B7:GH D; I=: BD6G9 B6N B6>CI6>C 6C9 :C=6C8: I=:>G H@>AAH 6H D>G:8IDGH. 7. !22@6:4? !22@6:4 3>2=A2:0E /=: BD6G9 H=DJA9 B::I DC 6I A:6HI 6 FJ6GI:GAN 76H>H 6C9 H=DJA9 =DA9 699>I>DC6A B::I>C<H 6H G:FJ>G:9 DG 6EEGDEG>6I: ID 8DCH>9:G DI=:G B6II:GH. $C 699>I>DC, I=: BD6G9 H=DJA9 B::I 6H >I 8DCH>9:GH 6EEGDEG>6I: ID 8DCH>9:G HIG6I:<>8 EA6CC>C< ;DG (D<D. !>C6C8>6A 6C9 DI=:G 6EEGDEG>6I: >C;DGB6I>DC H=DJA9 7: B69: 6K6>A67A: ID I=: D>G:8IDGH >C 69K6C8: D; BD6G9 B::I>C<H. AII:C96C8: 6I :68= B::I>C< D; I=: BD6G9 H=DJA9 7: G:8DG9:9. (6C6<:B:CI B6N 7: 6H@:9 ID E6GI>8>E6I: >C 6CN B::I>C< D; I=: BD6G9, EGDK>9:9 I=6I I=: C * BJHI CDI 7: EG:H:CI 9JG>C< 9:A>7:G6I>DCH DG KDI>C< G:<6G9>C< =>H DG =:G 8DBE:CH6I>DC. $C9:E:C9:CI D>G:8IDGH H=DJA9 B::I H:E6G6I:AN ;GDB CDC->C9:E:C9:CI D>G:8IDGH 6C9 B6C6<:B:CI 6I A:6HI IL>8: E:G N:6G >C 8DC?JC8I>DC L>I= G:<JA6GAN H8=:9JA:9 BD6G9 B::I>C<H, 6C9 6I HJ8= DI=:G I>B:H 6H I=: >C9:E:C9:CI D>G:8IDGH 8DCH>9:G 6EEGDEG>6I: ID :CHJG: I=6I I=: BD6G9 ;JC8I>DCH >C 6C >C9:E:C9:CI B6CC:G. 8.C;996@@22? B;.>1 0;996@@22? /=: BD6G9 =6H :HI67A>H=:9 6C AJ9>I CDBB>II:: 6C9 6 CDGEDG6I: "DK:GC6C8:, CDBE:CH6I>DC 6C9 )DB>C6I>C< CDBB>II:: ID 6HH>HI I=: BD6G9 >C 9>H8=6G<>C< >IH G:HEDCH>7>A>I>:H. .E:8>6A 8DBB>II::H D; I=: BD6G9 B6N 7: :HI67A>H=:9 ;GDB I>B: ID I>B: ID 6HH>HI I=: BD6G9 >C 8DCC:8I>DC L>I= HE:8>;>8 B6II:GH. /=: 8=6>G D; :68= 8DBB>II:: H=DJA9 G:EDGI ID I=: BD6G9 ;DAADL>C< B::I>C<H D; I=: 8DBB>II::. /=: 8=6GI:G D; :68= HI6C9>C< 8DBB>II:: H=DJA9 7: G:K>:L:9 6CCJ6AAN 7N I=: BD6G9. 9. &2?;A>02? &2?;A>02? /=: BD6G9 =6H I=: 6JI=DG>IN ID G:I6>C >C9:E:C9:CI A:<6A, 688DJCI>C< 6C9 DI=:G 8DCHJAI6CIH. /=: BD6G9 B6N G:FJ:HI 6CN D;;>8:G DG :BEADN:: D; (D<D DG DJIH>9: 8DJCH:A DG I=: :MI:GC6A/>CI:GC6A 6J9>IDGH ID 6II:C9 6 B::I>C< D; I=: BD6G9 DG ID B::I L>I= 6CN B:B7:G D;, DG 8DCHJAI6CI ID, I=: BD6G9. D>G:8IDGH 6G: E:GB>II:9 ID :C<6<: 6C DJIH>9: A:<6A DG DI=:G 69K>H:G 6I I=: :ME:CH: D; (D<D L=:G: ;DG :M6BEA: =: DG H=: >H EA68:9 >C 6 8DC;A>8I EDH>I>DC I=GDJ<= 68I>K>I>:H D; (D<D, 7JI 6CN HJ8= :C<6<:B:CI H=6AA 7: HJ7?:8I ID I=: EG>DG 6EEGDK6A D; I=: CDGEDG6I: "DK:GC6C8:, CDBE:CH6I>DC 6C9 )DB>C6I>C< CDBB>II::.

&28.@21 1;0A92:@.@6;: • CD9: D; BJH>C:HH CDC9J8I 6C9 I=>8H I??A2 D.@2: &2B6?21 D.@2: (6N 14, 2015%6CJ6GN 17, 2018 AA@5;>6F21 BE: BD6G9 D; D>G:8IDGH 10

APPENDIX L — MOGO OPTION PLAN

[Please see attached]

L - 1

AMENDED STOCK OPTION PLAN

MOGO FINANCE TECHNOLOGY INC.

1.                                      Purpose

The purpose of the stock option plan (the “Plan”) is to advance the interests of Mogo Finance Technology Inc. (the “Corporation”) and its shareholders by providing to the directors, officers, employees and consultants of the Corporation and its affiliates a performance incentive for continued and improved services with the Corporation and its affiliates. The terms of the Plan shall govern each option issued hereunder.

2.                                      Term of Plan

The Plan is effective on November 15, 2013. Options may be granted under the Plan until the earlier of (i) the 10th anniversary of the effective date of the Plan, or (ii) the date on which the Board terminates the Plan.

3.                                      Shares

(a)                                 The shares (“Shares”) that may be issued pursuant to the exercise of options (“Options”) granted under the Plan are common shares (the “Common Shares”) of the Corporation.

(b)                                 The aggregate number of Shares reserved for issuance under the Plan shall not exceed the greater of (i) 15% of the issued and outstanding Common Shares of the Corporation as at the date of grant (on a non-diluted basis), and (ii) 3,800,000.  Any issuance of Shares from treasury pursuant to the exercise of Options shall automatically replenish the number of Shares available for Option grants under the Plan.  No Option may be granted if such grant would have the effect of causing the total number of Shares subject to Options to exceed the above-noted total percentage of Shares reserved for issuance pursuant to the exercise of Options.

(c)                                  Subject to the rules of the Toronto Stock Exchange (the “TSX”), if Options granted under this Plan expire, terminate or cease to be exercisable without having been exercised in full, the Shares which were reserved for issue pursuant to such Options but which were not issued become available for issue pursuant to the exercise of other Options under the Plan.

4.                                      Administration

(a)                                 The Plan shall be administered by the board of directors of the Corporation (the “Board”) or any committee of directors of the Corporation designated by the Board (such designated directors being the “Administrators”). The Board or the Administrators, as the case may be, shall have full and complete authority to interpret the Plan and to prescribe such rules and regulations and make such other determinations as it or they deem necessary or desirable for the administration of the Plan, including without limitation the full power and authority to:

(i)                                     adopt rules and regulations for implementing the Plan;

(ii)                                  determine the eligibility of persons to participate in the Plan, the number of Shares subject to Options, the fair market value of such Shares, and the vesting period of the Options;

(iii)                               determine when Options shall be granted, which eligible persons will be granted Options, the number of Shares subject to each Option granted to a Participant and the vesting for each Option;

(iv)                              interpret and construe the provisions of the Plan;

(v)                                 restrict or limit the Shares and the nature of such restrictions and limitations, if any;

(vi)                              accelerate the exercisability or waive the termination of any Options, based on such factors as the Board or the Administrators may determine;

(vii)                           make exceptions to the Plan in circumstances which it or they determine to be exceptional; and

(viii)                        take such other steps as it or they determine to be necessary or desirable to give effect to the Plan.

(b)                                 Decisions of the Board or the Administrators shall be recorded in writing and shall be binding on the Corporation and on all persons eligible to participate in the Plan.

(c)                                  The Board or the Administrators may make changes to the terms of any granted Options or the Plan to the extent necessary or desirable to comply with any rules, regulations or policies of the TSX, provided that the value of previously granted Options and the rights of Participants are not materially adversely affected by any such changes.

(d)                                 The Board or the Administrators may also require that any participant in the Plan provide certain representations, warranties and certifications to the Corporation to satisfy the requirements of applicable securities laws, including without limitation exemptions from the registration requirements of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and applicable state securities laws.

5.                                      Granting of Options to Participants

The only persons to whom Options may be granted (“Participants”) shall be directors, officers, employees and consultants (as that term is defined in National Instrument 45-106) of the Corporation or its subsidiaries designated from time to time by the Board or the Administrators.

The Board or the Administrators may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Board or the Administrators may prescribe, grant Options to any Participant.

Notwithstanding the foregoing, the number of Common Shares:

(a)         issued to Insiders of the Corporation within any one year period, and

(b)         issuable to Insiders of the Corporation, at any time,

under the Plan, when combined with all of the Corporation’s other security-based compensation arrangements, must not exceed 10% of the Corporation’s total issued and outstanding Common Shares as at the applicable date of grant.  For the purposes of this Plan the term “Insider” shall have the meaning given to such term in the TSX Company Manual.

2

6.                                      Exercise Price

Subject to the rules of the TSX, the Board or the Administrators shall determine the exercise price (the “Exercise Price”) for an Option but in any event the Exercise Price will be no less than the last closing price of the Shares on the TSX prior to the date of grant of such Option.

7.                                      Term and Vesting

(a)                                 Subject to any accelerated termination under this Plan, unless otherwise determined by the Board or Administrators at the time of grant, each Option shall be exercisable until the eighth anniversary of the date on which it is granted. Each Option that has not been exercised pursuant thereto on or before the close of business on its date of expiry shall forthwith expire and terminate and be of no further force or effect whatsoever.

(b)                                 Unless otherwise specified by the Board at the time of granting Options or subsequent to such grant, and except as otherwise provided in this Plan, each Option will vest and be exercisable as follows:

Fraction of Total Number of Shares that may be Purchased	Exercise Period
1/4	Shall vest on the first anniversary of the date of grant; and

1/48	Shall vest at the end of each month following the first anniversary of the date of grant up to and including the fourth anniversary of the date of grant;

with the result that the entire Option subject to the grant shall be vested and exercisable as of the fourth anniversary of the date of grant. Notwithstanding the foregoing, the Board may at the time of granting Options or subsequent to such grant specify a different time-based vesting schedule and/or performance-based vesting.

(c)                                  Once a portion of an Option that has vested becomes exercisable, it remains exercisable until expiration or termination of the Option, unless otherwise specified by the Board in connection with the grant of such Option or pursuant to Section 16.  Each Option or portion of an Option that has vested may be exercised at any time or from time to time, in whole or in part, for up to the total number of Shares with respect to which it is then exercisable.  The Board or the Administrators has/have the right to accelerate the date upon which any portion of an Option that has vested becomes exercisable.

(d)                                 In the event that the expiry date of any Option occurs during, or within ten (10) business days following, a period when the Participant is prohibited by the blackout policies of the Corporation or the TSX from trading in Common Shares (a “Blackout Period”), the expiry date of the Option shall be automatically extended to the date which is ten (10) business days immediately following the end of the Blackout Period.

8.                                      Termination of Employment

Unless otherwise specified by the Board at the time of granting Options:

(a)                                 If, at any time, a Participant ceases to be a full-time employee of the Corporation or a subsidiary as a result of the Participant’s retirement, either with the concurrence of the

3

Board or the Administrators at any time or after the person reaches the age of 65 years, any Options granted to such Participant and vested as of the Termination Date (as defined below) shall remain exercisable by such Participant until the earlier of: (i) 90 days following the Termination Date, and (ii) the expiration of such vested Options in accordance with their terms.  As of the Termination Date, all unvested Options of such Participant shall expire and such Participant shall no longer be eligible for a grant of Options.

(b)                                 If, at any time, a Participant ceases to be a full-time employee of the Corporation or a subsidiary as a result of the Participant’s death or physical or psychological Incapacity (as defined directly below), any Options granted to such Participant and vested as of the Termination Date shall remain exercisable by such Participant (or, in accordance with clause 14(b)(ii), the Participant’s legal representative) until the earlier of: (i) 120 days following the date of death or the date on which the Board or the Administrators determine(s) that the Incapacity will prevent the employee from fulfilling his or her full-time duties with the Corporation, and (ii) the expiration of such vested Options in accordance with their terms.  As of the Termination Date, all unvested Options of such Participant shall expire.  “Incapacity” means the permanent and total incapacity of a Participant as determined in accordance with procedures established by the Board or the Administrators for purposes of this Plan.

(c)                                  If, at any time, a Participant ceases to be a full-time employee of the Corporation or a subsidiary as a result of the Participant’s termination for cause, then, as of the Termination Date, the vested and unvested Options granted to such Participant shall expire and be of no further force or effect whatsoever and such Participant shall no longer be eligible for a grant of Options.

(d)                                 If, at any time, a Participant ceases to be a full-time employee of the Corporation or a subsidiary as a result of the Participant’s resignation, then any Options granted to such Participant and vested as of the Termination Date shall remain exercisable by such Participant until the earlier of: (i) 30 days following the Termination Date, and (ii) the expiration of such Vested Options in accordance with their terms.  As of the Termination Date, all unvested Options granted to such Participant shall expire and be of no further force or effect whatsoever and such Participant shall no longer be eligible for a grant of Options.

(e)                                  If, at any time, a Participant ceases to be a full-time employee of the Corporation or a subsidiary as a result of the Participant’s dismissal without cause, any Options granted to such Participant and vested as of the Termination Date shall remain exercisable by such Participant until the earlier of: (i) 90 days following the Termination Date, and (ii) the expiration of such vested Options in accordance with their terms.  As of the Termination Date, all unvested Options of such Participant shall expire and such Participant shall no longer be eligible for a grant of Options.

(f)                                   Where, in the case of a consultant, the Participant’s consulting agreement or arrangement terminates by reason of: (i) termination by the Corporation or an affiliated corporation for any reason whatsoever other than for material breach of the consulting agreement or arrangement (whether or not such termination is effected in compliance with any termination provisions contained in the Participant’s consulting agreement or arrangement); or (ii) voluntary termination by the Participant; or (iii) the death or incapacity of the Participant, then any Options held by the Participant that are exercisable at the Termination Date, or at the date of the death or incapacity of the Participant, as the case may be, continue to be exercisable by the Participant until the earlier of: (A) the date that is 90 days from the Termination Date, or from the date of the death or incapacity of the Participant, as the case may be; and (B) the date on which the particular Options expire in accordance with their terms.  Any Options held by the Participant that are not exercisable

4

at the Termination Date, or at the date of the death or incapacity of the Participant, as the case may be, immediately expire and are cancelled on such date.

(g)                                  Where, in the case of a consultant, the Participant’s consulting agreement or arrangement is terminated by the Corporation or an affiliated corporation for material breach of the consulting agreement or arrangement (whether or not such termination is effected in compliance with any termination provisions contained in the Participant’s consulting agreement or arrangement), then any Options held by the Participant, whether or not such Options are exercisable at the Termination Date, immediately expire and are cancelled on the Termination Date at a time determined by the Board, in its discretion.

(h)                                 If, at any time, a Participant ceases to be a director or officer of the Corporation or a subsidiary (and is not or does not continue as a full-time employee of the Corporation or a subsidiary), the Options granted to such Participant and vested as of the Termination Date may be exercised by such Participant until the earlier of: (i) 90 days following the Termination Date, and (ii) the expiration of such vested Options in accordance with their terms.  As of the Termination Date, all unvested Options granted to such Participant shall cease and terminate and be of no further force or effect whatsoever.

(i)                                     Notwithstanding any other provisions of this Section 8 but subject to the rules of the TSX, the Board or the Administrators may extend the expiration date of vested and unvested Options of a Participant who ceases to be a full-time employee, consultant, officer or director of the Corporation or a subsidiary beyond the expiry dates set out above, provided that such extended dates are not later than the assigned expiry date of any such Option.

“Termination Date” means:

(i)                                     in the case of a Participant whose employment or term of office with the Corporation or a subsidiary terminates in the circumstances set out in Section 8, the date that is designated by the Corporation or a subsidiary, as the case may be, as the last day of the Participant’s active employment or term of office with the Corporation or a subsidiary, as the case may be, provided that in the case of termination of employment by voluntary resignation by the Participant, such date shall not be earlier than the date notice of resignation was given, and “Termination Date” specifically does not mean the date on which any period of non-working reasonable notice that the Corporation or a subsidiary, as the case may be, may be required at law to provide to the Participant, would expire; and

(ii)                                  in the case of a Participant who is a consultant and whose consulting agreement or arrangement with the Corporation or a subsidiary, as the case may be, terminates in the circumstances set out in Section 8, the date that is designated by the Corporation or a subsidiary, as the case may be, as the date on which the Participant’s consulting agreement or arrangement is terminated, provided that in the case of voluntary termination by the Participant, such date shall not be earlier than the date notice of voluntary termination was received by the Corporation, and “Termination Date” specifically does not mean the date on which any non-working period of notice of termination that the Corporation or a subsidiary, as the case may be, may be required to provide to the Participant under the terms of the consulting agreement or arrangement, would expire.

9.                                      Stock Option Plan Agreement

The Corporation shall enter into an agreement with each Participant on the date of grant of Options substantially in the form of Schedule 1 (or such other form as may be acceptable to the Board or the Administrators) evidencing the Participant’s right to acquire Shares in accordance with the Plan.  Each agreement will specify the number of Shares that are subject to the Options and will provide

5

for the adjustment of that number in accordance with Section 15.  The Participant acknowledges that such agreement will include a provision that, in certain circumstances as set out in the agreement, will require the Participant to sell its Shares to a party making an offer to purchase all of the Shares of the Corporation.

10.                               Right to Employment

Nothing contained in this Plan or in any Option granted under this Plan shall confer upon any person any right to continued employment with the Corporation or a subsidiary or interfere in any way with the rights of the Corporation or a subsidiary in connection with the employment or termination of any such person.

11.                               Status as Shareholder

The Participant or the Participant’s legal representative shall not, by reason of the grant of any Option, be considered to be a stockholder of the Corporation until an Option has been duly exercised.  No person shall enjoy any of the rights or privileges of a holder of Shares subject to Options until that person becomes the holder of record of those Shares.

12.                               Exercise of Option

(a)                                 Subject to Subsection 12(b), the vested portion of an Option may be exercised at any time, or from time to time, during its term.  A person electing to exercise an Option shall give written notice of the election to the Secretary of the Corporation substantially in the form of Exhibit A to Schedule 1, or such other form acceptable to the Board or the Administrators. A cash payment equal to the Exercise Price for each Share to be acquired pursuant to the exercise of Options shall accompany the written notice.

(b)                                 The exercise of any Option shall be subject to the condition that if at any time the Corporation shall determine in its sole discretion that it is necessary or desirable to comply with any legal requirement or the requirements of the TSX or other regulatory authority as a condition of, or in connection with, such exercise or the issue of Shares as a result thereof, then in any such event such exercise shall not be effective unless such compliance shall have been effected on conditions satisfactory to the Corporation.

(c)                                  Upon actual receipt by the Corporation of written notice addressed to the Secretary of the Corporation and payment for the Shares to be purchased, the person exercising the Option shall be registered in the books of the Corporation as the holder of the appropriate number of Shares and a share certificate shall be issued to such person.

(d)                                 The exercise of any Option may be made conditional on the Participant becoming a party to an escrow agreement as required by the rules of the TSX and will otherwise be subject to the rules of the TSX.

(e)                                  Any exercise of an Option issued pursuant to the Plan must be exempt or not subject to registration under applicable United States federal and state securities laws. Any Options exercised by or on behalf of a person in the United States (as such term is defined in Regulation S promulgated under the U.S. Securities Act) will result in the certificate representing the Common Shares bearing a United States restrictive legend restricting transfer of the Common Shares under United States federal and state securities laws, in substantially the following form:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR ANY STATE SECURITIES

6

LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE CORPORATION THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION; (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT; (C) IN ACCORDANCE WITH THE EXEMPTION FROM REGISTRATION PROVIDED BY (1) RULE 144 OF THE U.S. SECURITIES ACT, IF AVAILABLE, OR (2) RULE 144a THEREUNDER, IF AVAILABLE, AND IN EACH CASE IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS; OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AND, IN THE CASE OF PARAGRAPH (C)(1) OR (D), THE SELLER FURNISHES TO THE CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE OR OTHER EVIDENCE SATISFACTORY TO THE CORPORATION TO SUCH EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE GOOD DELIVERY IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”

13.                               Intentionally Left Blank

14.                               Transferability

(a)                                 Except as set forth in Subsection 14(b), Options are not transferable.

(b)                                 Options may be exercised only by:

(i)                                     the Participant to whom the Options were granted; or

(ii)                                  (A)                               upon the Participant’s death, by the legal representative of the Participant’s estate; or

(B)                               upon the Participant becoming mentally incapable, the legal representative having authority to deal with the property of the Participant;

provided that any such legal representative shall first deliver evidence satisfactory to the Corporation of entitlement to exercise any Option.

(c)                                  A person exercising an Option may subscribe for Shares only in the person’s own name or in the person’s capacity as a legal representative.

15.                               Adjustment of Options

(a)                                 The existence of any Options does not affect in any way the right or power of the Corporation or its shareholders to make, authorize or determine any adjustment, recapitalization, reorganization or any other change in the Corporation’s capital structure or its business, or any amalgamation, combination, merger or consolidation involving the Corporation, to create or issue any bonds, debentures, shares or other securities of the Corporation or to determine the rights and conditions attaching thereto, to effect the dissolution or liquidation of the Corporation or any sale or transfer of all or any part of its assets or business, or to effect any other corporate act or proceeding, whether of a similar character or otherwise, whether or not any such action referred to in this section would have an adverse effect on this Plan or any Option granted hereunder.

(b)                                 In the event of any subdivision, redivision or other similar change in the Shares at any time prior to the termination of an Option into a greater number of Shares, the Corporation shall

7

deliver at the time of any exercise thereafter of an Option such additional number of Shares as would have resulted from such subdivision, redivision or change if such exercise of an Option had taken place prior to the date of such subdivision, redivision or change and the Exercise Price for such Shares shall be adjusted accordingly.

(c)                                  In the event of any merger, consolidation, recapitalization or other similar corporate change affecting the Shares at any time prior to the termination of an Option, the Board shall make such adjustments as each deems equitable to the number and kind of shares or other property to be delivered by the Corporation on any exercise thereafter of an Option, the Exercise Price of an Option and any other term of the Option as it deems necessary to prevent the dilution or enlargement of the rights of Participants thereunder.

(d)                                 No fractional Shares shall be issued upon the exercise of an Option. If, as a result of any adjustment under this Section 15 a Participant would be entitled to a fractional Share, the Participant shall have the right to acquire only the adjusted number of full Shares and no payment or other adjustment shall be made with respect to the fractional Shares so disregarded.

16.                               Change in Control

(a)                                 Notwithstanding anything else in this Plan or any Stock Option Plan Agreement, the Board has the right to provide for the conversion or exchange of any outstanding Options into or for options, rights or other securities in any entity participating in or resulting from a Change in Control (as defined below).

(b)                                 Upon the Corporation entering into a binding agreement relating to a transaction which, if completed, would result in a Change in Control, the Corporation shall give written notice of the proposed Change in Control to the Participants, together with a description of the effect of such Change in Control on outstanding Options, not less than 10 days prior to the closing of the transaction resulting in the Change in Control.

(c)                                  In the event of and in connection with a transaction that would constitute a Change in Control, notwithstanding anything else in this Plan but subject to the specific terms of any Stock Option Plan Agreement to the contrary, the Board shall have the right, in its discretion, to deal with any or all Options (or any portion thereof) issued under this Plan in the manner it deems fair and reasonable in the circumstances of the Change in Control.  Without limiting the generality of the foregoing, in connection with a Change in Control, the Board, without any action or consent required on the part of any Participant, shall have the right to:

(i)                                     determine that the Options, in whole or in part and whether vested or unvested, shall remain in full force and effect in accordance with their terms after the Change in Control;

(ii)                                  provide for the conversion or exchange of any or all Options (or any portion thereof, whether vested or unvested) into or for options, rights or other securities in any entity participating in or resulting from a Change in Control;

(iii)                               cancel any unvested Options (or any portions thereof) without payment of any kind to any Participant;

(iv)                              accelerate the vesting of outstanding Options;

(v)                                 provide for outstanding Options to be purchased;

8

(vi)                              accelerate the date by which any or all Options or any portion thereof, whether vested or unvested, must be exercised either in whole or in part;

(vii)                           deem any or all Options or any portion thereof, whether vested or unvested (including those accelerated pursuant to this Plan) to have been exercised in whole or in part, tender, on behalf of the Participant, the underlying Shares that would have been issued pursuant to the exercise of such Options to any third party purchaser in connection with the Change in Control, and pay to the Participant on behalf of such third party purchaser an amount per underlying Share equal to the positive difference between the Change in Control price of the Shares and the applicable Exercise Price;

(viii)                        cancel any or all outstanding Options (including those accelerated under pursuant to this Plan) either in whole or in part and pay to the Participant an amount per underlying Share equal to the positive difference between the Change in Control price of the Shares and the applicable Exercise Price; or

(ix)                              take such other actions, and combinations of the foregoing actions or any other actions permitted under this Section 16(c), as it deems fair and reasonable under the circumstances.

(d)                                 For purposes of this Agreement, a “Change in Control” means the happening of any of the following events: (i) any transaction pursuant to which (A) the Corporation goes out of existence, or (B) any person, or any associate or affiliated corporation of such person (as those terms are defined in the Business Corporations Act (British Columbia) (the “BCBCA”)), (other than the Corporation, a subsidiary of the Corporation or an employee benefit plan of the Corporation (including any trustee of such plan acting as trustee)) hereafter acquires the direct or indirect “beneficial ownership” (as defined in the BCBCA) of securities of the Corporation representing 50% or more of the aggregate voting power of all of the Corporation’s then issued and outstanding securities; (ii) the sale of all or substantially all of the Corporation’s assets to a person other than a person that was an affiliated corporation of the Corporation; (iii) the dissolution or liquidation of the Corporation except in connection with the distribution of assets of the Corporation to one or more persons which were affiliated corporations prior to such event; or (iv) the occurrence of a transaction requiring approval of the Corporation’s shareholders involving the acquisition of the Corporation by an entity through purchase of assets, by amalgamation or otherwise.

17.                               Alterations in Plan

(a)                                 Subject to Section 17(b), the Board or the Administrators may at any time or from time to time without shareholder approval alter, amend, vary, suspend, terminate or cancel the Plan or amend any Options issued pursuant to the Plan.  The foregoing ability to alter, amend, vary, suspend, terminate or cancel the Plan or amend ay Options issued pursuant to the Plan shall be subject to the rules of the TSX.

(b)                                 Subject to any additional requirements of the rules of the TSX, the following amendments to the Plan or to Options issued pursuant to the Plan shall not be made without prior approval of the TSX and approval of the shareholders of the Corporation:

i)                                         a reduction in the Exercise Price of an Option held by an Insider of the Corporation;

ii)                                      an extension of the term of an Option held by an Insider of the Corporation;

iii)                                   any amendment to remove the Insider participation limits set out in Section 5;

9

iv)                                  an increase in the maximum number of Common Shares issuable pursuant to Options granted under this Plan; and

v)                                     amendments to this Section 17.

18.                               Termination of Plan

The Board may terminate the Plan at any time in its discretion. If the Plan is so terminated, no further Options shall be granted but the Options then outstanding shall continue in full force and effect in accordance with the provisions set out above.

19.                               Compliance with Statutes and Regulations

The granting of Options and the sale of Shares under the Plan shall be carried out in compliance with applicable statutes and with the regulations of governmental authorities.

20.                               Participant’s Entitlement

Except as otherwise provided in this Plan, Options previously granted under this Plan, whether or not then exercisable, are not affected by any change in the relationship between, or ownership of, the Corporation and an affiliated corporation.  For greater certainty, all Options remain valid and exercisable in accordance with the terms and conditions of this Plan and are not affected by reason only that, at any time, an affiliated corporation ceases to be an affiliated corporation.

21.                               Withholding Taxes

The exercise of each Option granted under this Plan is subject to the condition that if at any time the Corporation determines, in its discretion, that the satisfaction of withholding tax or other withholding liabilities is necessary or desirable in respect of such exercise, such exercise is not effective unless such withholding has been effected to the satisfaction of the Corporation.  In such circumstances, the Corporation may require that a Participant pay to the Corporation, in addition to and in the same manner as the Exercise Price for the Shares, such amount as the Corporation is obliged to remit to the relevant taxing authority in respect of the exercise of the Option.  Any such additional payment is due no later than the date as of which any amount with respect to the Option exercised first becomes includable in the gross income of the Participant for tax purposes.

22.                               Rights of Participant

No Participant has any claim or right to be granted an Option (including, without limitation, an Option granted in substitution for any Option that has expired pursuant to the terms of this Plan), and the granting of any Option is not to be construed as giving a Participant a right to remain in the employ of the Corporation or an affiliated corporation.  No Participant has any rights as a shareholder of the Corporation in respect of Shares issuable on the exercise of rights to acquire Shares under any Option until the allotment and issuance to the Participant of certificates representing such Shares.

23.                               Indemnification

Every Director will at all times be indemnified and saved harmless by the Corporation from and against all costs, charges and expenses whatsoever including any income tax liability arising from any such indemnification, that such Director may sustain or incur by reason of any action, suit or proceeding, taken or threatened against the Director, otherwise than by the Corporation, for or in respect of any act done or omitted by the Director in respect of this Plan, such costs, charges and expenses to include any amount paid to settle such action, suit or proceeding or in satisfaction of any judgement rendered therein.  This indemnification is in addition to any rights of indemnification a Director may have under the Articles of the Corporation, any agreement, any vote of shareholders or disinterested directors or otherwise.

10

24.                               Participation in the Plan

The participation of any Participant in the Plan is entirely voluntary and not obligatory and shall not be interpreted as conferring upon such Participant any rights or privileges other than those rights and privileges expressly provided in the Plan. In particular, participation in the Plan does not constitute a condition of employment nor a commitment on the part of the Corporation to ensure the continued employment of such Participant. The Plan does not provide any guarantee against any loss which may result from fluctuations in the market value of the Shares. The Corporation does not assume responsibility for the income or other tax consequences for the Participants and they are advised to consult with their own tax advisors.

25.                               Governing Law

The Plan, and determinations made and actions taken in connection with the Plan, shall be governed by the laws of the Province of British Columbia and the federal laws of Canada and construed in accordance therewith.

26.                               U.S. Participants

(a)                                 This section shall only apply to a Participant who is a U.S. citizen, U.S. permanent resident or U.S. tax resident or a Participant for whom a benefit under this Plan would otherwise be subject to U.S. taxation under the U.S. Internal Revenue Code of 1986, as amended (the “U.S. Code”), and the rulings and regulations in effect thereunder (a “U.S. Participant”).

(b)                                 Option awards will be designed and operated in such a manner that they are either exempt from the application of, or comply with, the requirements of Section 409A of the U.S. Internal Revenue Code and the U.S. Treasury Regulations and other U.S. Internal Revenue Service guidance promulgated thereunder as in effect from time to time (“Section 409A”) and will be construed and interpreted in accordance with such intent.  To the extent that an Option award, or the settlement or deferral thereof, is subject to Section 409A, the Option will be granted, paid, settled or deferred in a manner that will meet the requirements of Section 409A, such that the grant, payment, settlement or deferral will not be subject to the additional tax or interest applicable under Section 409A.

(b)                                 Options granted hereunder are intended to be treated as nonqualified stock options under the U.S. Code.  Notwithstanding Section 3(b), the aggregate number of Shares reserved for issuance under the Plan shall not exceed the greater of (i) 15% of the issued and outstanding Common Shares of the Corporation as at the date of grant (on a non-diluted basis), and (ii) 3,800,000.

27.                               United States Securities Laws Matters

No Options shall be granted in the United States of America, its territories and possessions, any state of the United States and the District of Columbia (the “United States”) and no Common Shares shall be issued in the United States upon exercise of any such Options unless such securities are registered under the U.S. Securities Act and any applicable state securities laws or an exemption from such registration is available.  Any Options issued in the United States, and any Common Shares issued upon exercise thereof, will be “restricted securities” (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act). Any certificate or instrument representing Options granted in the United States or Common Shares issued in the United States upon exercise of any such Options pursuant to an exemption from registration under the U.S. Securities Act and

11

applicable state securities laws shall bear the following legend restricting transfer under applicable United States federal and state securities laws:

“THE SECURITIES REPRESENTED HEREBY [and for Options, the following will be added: AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF] HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) PURSUANT TO THE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY (1) RULE 144 THEREUNDER, IF AVAILABLE, OR (2) RULE 144A THEREUNDER, IF AVAILABLE, AND IN EACH CASE IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AND, IN CONNECTION WITH ANY TRANSFERS PURSUANT TO (C)(1) OR (D) ABOVE, THE SELLER HAS FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING OR OTHER EVIDENCE, IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE CORPORATION, TO THAT EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”

12

Schedule 1

MOGO FINANCE TECHNOLOGY INC.

STOCK OPTION PLAN AGREEMENT

NOW THEREFORE this agreement is entered into this [         ] day of [         ], [     ] (the “Date of Grant”) between Mogo Finance Technology Inc. (the “Corporation”) and                               (the “Participant”) pursuant to the Stock Option Plan (the “Plan”) implemented by the Corporation effective November 15, 2013 as amended to date, a copy of which is annexed hereto.

1.                                      Pursuant to the Plan, the Corporation hereby grants non-assignable, non-transferable options (collectively, the “Options”) to acquire                         Shares (as defined in the Plan) at an exercise price of $[ ] per Share (the “Exercise Price”) and agrees to issue Shares to the Participant in accordance with the terms of the Plan upon the due exercise of the Options.

2.                                      The Options will vest and be exercisable as follows:

Fraction of Total Number of Shares that may be Purchased	Exercise Period
1/4	Shall vest on the first anniversary of the date of grant; and

1/48	Shall vest at the end of each month following the first anniversary of the date of grant up to and including the fourth anniversary of the date of grant;

with the result that the entire Option subject to the grant shall be vested and exercisable as of the fourth anniversary of the date of grant.  Once a portion of an Option that has vested becomes exercisable, it remains exercisable until expiration or termination of the Option, unless otherwise specified by the Board in connection with the grant of such Option or pursuant to the Plan.

3.                                      The exercise of the Options granted hereby, issuance of Shares and ownership of the Shares are subject to the terms and conditions of the Plan (all of which are incorporated into and form part of this Stock Option Plan Agreement) and this Stock Option Plan Agreement.

4.                                      Nothing in the Plan or in this Stock Option Plan Agreement will affect the Corporation’s right, or that of an affiliated corporation, to terminate the employment of, term of office of, or consulting agreement or arrangement with a Participant at any time for any reason whatsoever. Upon such termination, a Participant’s rights to exercise Options will be subject to restrictions and time limits for the exercise of Options.  Complete details of such restrictions are set out in the Plan, and in particular in Section 8 thereof.

5.                                      Each notice relating to the Option, including the exercise thereof, must be in writing.  All notices to the Corporation must be delivered personally or by prepaid registered mail and must be addressed to the secretary of the Corporation.  All notices to the Participant will be addressed to the principal address of the Participant on file with the Corporation.  Either the Corporation or the Participant may designate a different address by written notice to the other.  Such notices are deemed to be received, if delivered personally, on the date of delivery, and if sent by prepaid, registered mail, on the fifth business day following the date of mailing.  Any notice given by either the Participant or the Corporation is not binding on the recipient thereof until received.

6.                                      The Participant hereby agrees that:

(a)                                 any rule, regulation or determination, including the interpretation by the Board or the Administrators of the Plan, the Option granted hereunder and the exercise thereof, is final and conclusive for all purposes and binding on all persons including the Corporation and the Participant; and

(b)                                 the grant of the Option does not affect in any way the right of the Corporation or any affiliated corporation to terminate the employment of the Participant.

7.                                      The exercise of the Options must be exempt or not subject to the registration under the applicable United States federal and state securities laws. Furthermore, by its acceptance of this Option, the Participant acknowledges and agrees that any Common Shares issued in the United States of America, its territories and possessions, any state of the United States and the District of Columbia (the “United States”) upon the exercise of any Options pursuant to an exemption from registration under the United States Securities Act of 1933, as amended, and applicable state securities laws shall bear the following legend restricting transfer under applicable United States federal and state securities laws:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE CORPORATION THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION; (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT; (C) IN ACCORDANCE WITH THE EXEMPTION FROM REGISTRATION PROVIDED BY (1) RULE 144 OF THE U.S. SECURITIES ACT, IF AVAILABLE, OR (2) RULE 144a THEREUNDER, IF AVAILABLE, AND IN EACH CASE IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS; OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AND, IN THE CASE OF PARAGRAPH (C)(1) OR (D), THE SELLER FURNISHES TO THE CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE OR OTHER EVIDENCE SATISFACTORY TO THE CORPORATION TO SUCH EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE GOOD DELIVERY IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”

8.                                      This Stock Option Plan Agreement shall be binding upon and enure to the benefit of the Corporation, its successors and assigns and the Participant and the legal representative of the Participant’s estate and any other person who acquires Shares by bequest or inheritance.

9.                                      By executing this Stock Option Plan Agreement, the Participant confirms and acknowledges that the Participant has not been induced to enter into this agreement or acquire any Options by expectation of employment or continued employment with the Corporation or its subsidiaries.

10.                               This Stock Option Plan Agreement has been made in and is to be construed under and in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

14

MOGO FINANCE TECHNOLOGY INC.

Per:
Authorized Signatory

SIGNED, SEALED AND DELIVERED	)
in the presence of	)
)
)
)
(Witness))		(Signature of Participant)

15

Exhibit A to Schedule 1

NOTICE TO EXERCISE

TO:                         The Secretary of Mogo Finance Technology Inc.  (the “Corporation”)

(a)                                 The undersigned hereby elects to purchase                         Shares (as defined in the Stock Option Plan of the Corporation dated November 15, 2013 as amended to date (the “Plan”) pursuant to the terms of the stock option plan agreement dated [            ] [   ], [     ] (the “Option Agreement”) between the undersigned and the Corporation, and tenders herewith payment in full of the purchase price thereof.

(b)                                 Please issue a certificate or certificates representing the Shares in the name of the undersigned, whose address is as follows:

(c)                                  The undersigned hereby represents, warrants and certifies as follows (only one of the following must be checked):

A. ☐                     The undersigned (i) at the time of exercise of the Options is not in the United States of America, its territories or possessions, any state of the United States or the District of Columbia (the “United States”) and is not exercising this Option on behalf of a person in the United States and (ii) did not execute or deliver this Notice of Exercise form in the United States.

B.  ☐                  The undersigned has delivered an opinion of counsel of recognized standing or other evidence in form and substance reasonably satisfactory to the Corporation to the effect that an exemption from the registration requirements of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and applicable state securities laws is available for the issuance of the Shares.

Note: The undersigned understands that unless Box A is checked, the certificates representing the Shares will bear a legend restricting transfer without registration under the U.S. Securities Act and applicable state securities laws unless an exemption from registration is available.

Note: Certificates representing Shares will not be registered or delivered to an address in the United States unless Box B above is checked.

Note: If Box B is checked, any opinion or other evidence tendered must be in form and substance reasonably satisfactory to the Corporation. Participants planning to deliver an opinion of counsel or other evidence in connection with the exercise of Options should contact the Corporation in advance to determine whether any opinions or other evidence to be tendered will be acceptable to the Corporation.

16

Dated this                  day of                                    ,

(Signature of Participant)

(Name of Participant — Please Print)

17

APPENDIX M — COMBINED ENTITY OPTION PLAN

[Please see attached]

M - 1

STOCK OPTION PLAN

[MOGO INC.]

1.                                      Purpose

The purpose of the stock option plan (the “Plan”) is to advance the interests of [Mogo Inc.] (the “Corporation”) and its shareholders by providing to the directors, officers, employees and consultants of the Corporation and its affiliates a performance incentive for continued and improved services with the Corporation and its affiliates. The terms of the Plan shall govern each option issued hereunder.

2.                                      Term of Plan

The Plan is effective on June [•], 2019. Options may be granted under the Plan until the earlier of (i) the 10th anniversary of the effective date of the Plan, or (ii) the date on which the Board terminates the Plan.

3.                                      Shares

(a)                                 The shares (“Shares”) that may be issued pursuant to the exercise of options (“Options”) granted under the Plan are common shares (the “Common Shares”) of the Corporation.

(b)                                 The aggregate number of Shares reserved for issuance under the Plan shall not exceed the greater of (i) 15% of the issued and outstanding Common Shares of the Corporation as at the date of grant (on a non-diluted basis), and (ii) 3,800,000.  Any issuance of Shares from treasury pursuant to the exercise of Options shall automatically replenish the number of Shares available for Option grants under the Plan.  No Option may be granted if such grant would have the effect of causing the total number of Shares subject to Options to exceed the above-noted total percentage of Shares reserved for issuance pursuant to the exercise of Options.

(c)                                  Subject to the rules of the Toronto Stock Exchange (the “TSX”), if Options granted under this Plan expire, terminate or cease to be exercisable without having been exercised in full, the Shares which were reserved for issue pursuant to such Options but which were not issued become available for issue pursuant to the exercise of other Options under the Plan.

4.                                      Administration

(a)                                 The Plan shall be administered by the board of directors of the Corporation (the “Board”) or any committee of directors of the Corporation designated by the Board (such designated directors being the “Administrators”). The Board or the Administrators, as the case may be, shall have full and complete authority to interpret the Plan and to prescribe such rules and regulations and make such other determinations as it or they deem necessary or desirable for the administration of the Plan, including without limitation the full power and authority to:

(i)                                     adopt rules and regulations for implementing the Plan;

(ii)                                  determine the eligibility of persons to participate in the Plan, the number of Shares subject to Options, the fair market value of such Shares, and the vesting period of the Options;

(iii)                               determine when Options shall be granted, which eligible persons will be granted Options, the number of Shares subject to each Option granted to a Participant and the vesting for each Option;

(iv)                              interpret and construe the provisions of the Plan;

(v)                                 restrict or limit the Shares and the nature of such restrictions and limitations, if any;

(vi)                              accelerate the exercisability or waive the termination of any Options, based on such factors as the Board or the Administrators may determine;

(vii)                           make exceptions to the Plan in circumstances which it or they determine to be exceptional; and

(viii)                        take such other steps as it or they determine to be necessary or desirable to give effect to the Plan.

(b)                                 Decisions of the Board or the Administrators shall be recorded in writing and shall be binding on the Corporation and on all persons eligible to participate in the Plan.

(c)                                  The Board or the Administrators may make changes to the terms of any granted Options or the Plan to the extent necessary or desirable to comply with any rules, regulations or policies of the TSX, provided that the value of previously granted Options and the rights of Participants are not materially adversely affected by any such changes.

(d)                                 The Board or the Administrators may also require that any participant in the Plan provide certain representations, warranties and certifications to the Corporation to satisfy the requirements of applicable securities laws, including without limitation exemptions from the registration requirements of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and applicable state securities laws.

5.                                      Granting of Options to Participants

The only persons to whom Options may be granted (“Participants”) shall be directors, officers, employees and consultants (as that term is defined in National Instrument 45-106) of the Corporation or its subsidiaries designated from time to time by the Board or the Administrators.

The Board or the Administrators may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Board or the Administrators may prescribe, grant Options to any Participant.

Notwithstanding the foregoing, the number of Common Shares:

(a)         issued to Insiders of the Corporation within any one year period, and

(b)         issuable to Insiders of the Corporation, at any time,

under the Plan, when combined with all of the Corporation’s other security-based compensation arrangements, must not exceed 10% of the Corporation’s total issued and outstanding Common Shares as at the applicable date of grant.  For the purposes of this Plan the term “Insider” shall have the meaning given to such term in the TSX Company Manual.

2

6.                                      Exercise Price

Subject to the rules of the TSX, the Board or the Administrators shall determine the exercise price (the “Exercise Price”) for an Option but in any event the Exercise Price will be no less than the last closing price of the Shares on the TSX prior to the date of grant of such Option.

7.                                      Term and Vesting

(a)                                 Subject to any accelerated termination under this Plan, unless otherwise determined by the Board or Administrators at the time of grant, each Option shall be exercisable until the eighth anniversary of the date on which it is granted. Each Option that has not been exercised pursuant thereto on or before the close of business on its date of expiry shall forthwith expire and terminate and be of no further force or effect whatsoever.

(b)                                 Unless otherwise specified by the Board at the time of granting Options or subsequent to such grant, and except as otherwise provided in this Plan, each Option will vest and be exercisable as follows:

Fraction of Total Number of Shares that may be Purchased	Exercise Period

1/4	Shall vest on the first anniversary of the date of grant; and

1/48	Shall vest at the end of each month following the first anniversary of the date of grant up to and including the fourth anniversary of the date of grant;

with the result that the entire Option subject to the grant shall be vested and exercisable as of the fourth anniversary of the date of grant. Notwithstanding the foregoing, the Board may at the time of granting Options or subsequent to such grant specify a different time-based vesting schedule and/or performance-based vesting.

(c)                                  Once a portion of an Option that has vested becomes exercisable, it remains exercisable until expiration or termination of the Option, unless otherwise specified by the Board in connection with the grant of such Option or pursuant to Section 16.  Each Option or portion of an Option that has vested may be exercised at any time or from time to time, in whole or in part, for up to the total number of Shares with respect to which it is then exercisable.  The Board or the Administrators has/have the right to accelerate the date upon which any portion of an Option that has vested becomes exercisable.

(d)                                 In the event that the expiry date of any Option occurs during, or within ten (10) business days following, a period when the Participant is prohibited by the blackout policies of the Corporation or the TSX from trading in Common Shares (a “Blackout Period”), the expiry date of the Option shall be automatically extended to the date which is ten (10) business days immediately following the end of the Blackout Period.

8.                                      Termination of Employment

Unless otherwise specified by the Board at the time of granting Options:

(a)                                 If, at any time, a Participant ceases to be a full-time employee of the Corporation or a subsidiary as a result of the Participant’s retirement, either with the concurrence of the

3

Board or the Administrators at any time or after the person reaches the age of 65 years, any Options granted to such Participant and vested as of the Termination Date (as defined below) shall remain exercisable by such Participant until the earlier of: (i) 90 days following the Termination Date, and (ii) the expiration of such vested Options in accordance with their terms.  As of the Termination Date, all unvested Options of such Participant shall expire and such Participant shall no longer be eligible for a grant of Options.

(b)                                 If, at any time, a Participant ceases to be a full-time employee of the Corporation or a subsidiary as a result of the Participant’s death or physical or psychological Incapacity (as defined directly below), any Options granted to such Participant and vested as of the Termination Date shall remain exercisable by such Participant (or, in accordance with clause 14(b)(ii), the Participant’s legal representative) until the earlier of: (i) 120 days following the date of death or the date on which the Board or the Administrators determine(s) that the Incapacity will prevent the employee from fulfilling his or her full-time duties with the Corporation, and (ii) the expiration of such vested Options in accordance with their terms.  As of the Termination Date, all unvested Options of such Participant shall expire.  “Incapacity” means the permanent and total incapacity of a Participant as determined in accordance with procedures established by the Board or the Administrators for purposes of this Plan.

(c)                                  If, at any time, a Participant ceases to be a full-time employee of the Corporation or a subsidiary as a result of the Participant’s termination for cause, then, as of the Termination Date, the vested and unvested Options granted to such Participant shall expire and be of no further force or effect whatsoever and such Participant shall no longer be eligible for a grant of Options.

(d)                                 If, at any time, a Participant ceases to be a full-time employee of the Corporation or a subsidiary as a result of the Participant’s resignation, then any Options granted to such Participant and vested as of the Termination Date shall remain exercisable by such Participant until the earlier of: (i) 30 days following the Termination Date, and (ii) the expiration of such vested Options in accordance with their terms.  As of the Termination Date, all unvested Options granted to such Participant shall expire and be of no further force or effect whatsoever and such Participant shall no longer be eligible for a grant of Options.

(e)                                  If, at any time, a Participant ceases to be a full-time employee of the Corporation or a subsidiary as a result of the Participant’s dismissal without cause, any Options granted to such Participant and vested as of the Termination Date shall remain exercisable by such Participant until the earlier of: (i) 90 days following the Termination Date, and (ii) the expiration of such vested Options in accordance with their terms.  As of the Termination Date, all unvested Options of such Participant shall expire and such Participant shall no longer be eligible for a grant of Options.

(f)                                   Where, in the case of a consultant, the Participant’s consulting agreement or arrangement terminates by reason of: (i) termination by the Corporation or an affiliated corporation for any reason whatsoever other than for material breach of the consulting agreement or arrangement (whether or not such termination is effected in compliance with any termination provisions contained in the Participant’s consulting agreement or arrangement); or (ii) voluntary termination by the Participant; or (iii) the death or incapacity of the Participant, then any Options held by the Participant that are exercisable at the Termination Date, or at the date of the death or incapacity of the Participant, as the case may be, continue to be exercisable by the Participant until the earlier of: (A) the date that is 90 days from the Termination Date, or from the date of the death or incapacity of the Participant, as the case may be; and (B) the date on which the particular Options expire in accordance with their terms.  Any Options held by the Participant that are not exercisable

4

at the Termination Date, or at the date of the death or incapacity of the Participant, as the case may be, immediately expire and are cancelled on such date.

(g)                                  Where, in the case of a consultant, the Participant’s consulting agreement or arrangement is terminated by the Corporation or an affiliated corporation for material breach of the consulting agreement or arrangement (whether or not such termination is effected in compliance with any termination provisions contained in the Participant’s consulting agreement or arrangement), then any Options held by the Participant, whether or not such Options are exercisable at the Termination Date, immediately expire and are cancelled on the Termination Date at a time determined by the Board, in its discretion.

(h)                                 If, at any time, a Participant ceases to be a director or officer of the Corporation or a subsidiary (and is not or does not continue as a full-time employee of the Corporation or a subsidiary), the Options granted to such Participant and vested as of the Termination Date may be exercised by such Participant until the earlier of: (i) 90 days following the Termination Date, and (ii) the expiration of such vested Options in accordance with their terms.  As of the Termination Date, all unvested Options granted to such Participant shall cease and terminate and be of no further force or effect whatsoever.

(i)                                     Notwithstanding any other provisions of this Section 8 but subject to the rules of the TSX, the Board or the Administrators may extend the expiration date of vested and unvested Options of a Participant who ceases to be a full-time employee, consultant, officer or director of the Corporation or a subsidiary beyond the expiry dates set out above, provided that such extended dates are not later than the assigned expiry date of any such Option.

“Termination Date” means:

(i)                                     in the case of a Participant whose employment or term of office with the Corporation or a subsidiary terminates in the circumstances set out in Section 8, the date that is designated by the Corporation or a subsidiary, as the case may be, as the last day of the Participant’s active employment or term of office with the Corporation or a subsidiary, as the case may be, provided that in the case of termination of employment by voluntary resignation by the Participant, such date shall not be earlier than the date notice of resignation was given, and “Termination Date” specifically does not mean the date on which any period of non-working reasonable notice that the Corporation or a subsidiary, as the case may be, may be required at law to provide to the Participant, would expire; and

(ii)                                  in the case of a Participant who is a consultant and whose consulting agreement or arrangement with the Corporation or a subsidiary, as the case may be, terminates in the circumstances set out in Section 8, the date that is designated by the Corporation or a subsidiary, as the case may be, as the date on which the Participant’s consulting agreement or arrangement is terminated, provided that in the case of voluntary termination by the Participant, such date shall not be earlier than the date notice of voluntary termination was received by the Corporation, and “Termination Date” specifically does not mean the date on which any non-working period of notice of termination that the Corporation or a subsidiary, as the case may be, may be required to provide to the Participant under the terms of the consulting agreement or arrangement, would expire.

9.                                      Stock Option Plan Agreement

The Corporation shall enter into an agreement with each Participant on the date of grant of Options substantially in the form of Schedule 1 (or such other form as may be acceptable to the Board or the Administrators) evidencing the Participant’s right to acquire Shares in accordance with the Plan.  Each agreement will specify the number of Shares that are subject to the Options and will provide

5

for the adjustment of that number in accordance with Section 15.  The Participant acknowledges that such agreement will include a provision that, in certain circumstances as set out in the agreement, will require the Participant to sell its Shares to a party making an offer to purchase all of the Shares of the Corporation.

10.                               Right to Employment

Nothing contained in this Plan or in any Option granted under this Plan shall confer upon any person any right to continued employment with the Corporation or a subsidiary or interfere in any way with the rights of the Corporation or a subsidiary in connection with the employment or termination of any such person.

11.                               Status as Shareholder

The Participant or the Participant’s legal representative shall not, by reason of the grant of any Option, be considered to be a stockholder of the Corporation until an Option has been duly exercised.  No person shall enjoy any of the rights or privileges of a holder of Shares subject to Options until that person becomes the holder of record of those Shares.

12.                               Exercise of Option

(a)                                 Subject to Subsection 12(b), the vested portion of an Option may be exercised at any time, or from time to time, during its term.  A person electing to exercise an Option shall give written notice of the election to the Secretary of the Corporation substantially in the form of Exhibit A to Schedule 1, or such other form acceptable to the Board or the Administrators. A cash payment equal to the Exercise Price for each Share to be acquired pursuant to the exercise of Options shall accompany the written notice.

(b)                                 The exercise of any Option shall be subject to the condition that if at any time the Corporation shall determine in its sole discretion that it is necessary or desirable to comply with any legal requirement or the requirements of the TSX or other regulatory authority as a condition of, or in connection with, such exercise or the issue of Shares as a result thereof, then in any such event such exercise shall not be effective unless such compliance shall have been effected on conditions satisfactory to the Corporation.

(c)                                  Upon actual receipt by the Corporation of written notice addressed to the Secretary of the Corporation and payment for the Shares to be purchased, the person exercising the Option shall be registered in the books of the Corporation as the holder of the appropriate number of Shares and a share certificate shall be issued to such person.

(d)                                 The exercise of any Option may be made conditional on the Participant becoming a party to an escrow agreement as required by the rules of the TSX and will otherwise be subject to the rules of the TSX.

(e)                                  Any exercise of an Option issued pursuant to the Plan must be exempt or not subject to registration under applicable United States federal and state securities laws. Any Options exercised by or on behalf of a person in the United States (as such term is defined in Regulation S promulgated under the U.S. Securities Act) will result in the certificate representing the Common Shares bearing a United States restrictive legend restricting transfer of the Common Shares under United States federal and state securities laws, in substantially the following form:

6

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE CORPORATION THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION; (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT; (C) IN ACCORDANCE WITH THE EXEMPTION FROM REGISTRATION PROVIDED BY (1) RULE 144 OF THE U.S. SECURITIES ACT, IF AVAILABLE, OR (2) RULE 144a THEREUNDER, IF AVAILABLE, AND IN EACH CASE IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS; OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AND, IN THE CASE OF PARAGRAPH (C)(1) OR (D), THE SELLER FURNISHES TO THE CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE OR OTHER EVIDENCE SATISFACTORY TO THE CORPORATION TO SUCH EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE GOOD DELIVERY IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”

13.                               Intentionally Left Blank

14.                               Transferability

(a)                                 Except as set forth in Subsection 14(b), Options are not transferable.

(b)                                 Options may be exercised only by:

(i)                                     the Participant to whom the Options were granted; or

(ii)                                  (A)                               upon the Participant’s death, by the legal representative of the Participant’s estate; or

(B)                               upon the Participant becoming mentally incapable, the legal representative having authority to deal with the property of the Participant;

provided that any such legal representative shall first deliver evidence satisfactory to the Corporation of entitlement to exercise any Option.

(c)                                  A person exercising an Option may subscribe for Shares only in the person’s own name or in the person’s capacity as a legal representative.

15.                               Adjustment of Options

(a)                                 The existence of any Options does not affect in any way the right or power of the Corporation or its shareholders to make, authorize or determine any adjustment, recapitalization, reorganization or any other change in the Corporation’s capital structure or its business, or any amalgamation, combination, merger or consolidation involving the Corporation, to create or issue any bonds, debentures, shares or other securities of the Corporation or to determine the rights and conditions attaching thereto, to effect the dissolution or liquidation of the Corporation or any sale or transfer of all or any part of its assets or business, or to effect any other corporate act or proceeding, whether of a similar character or otherwise, whether or not any such action referred to in this section would have an adverse effect on this Plan or any Option granted hereunder.

7

(b)                                 In the event of any subdivision, redivision or other similar change in the Shares at any time prior to the termination of an Option into a greater number of Shares, the Corporation shall deliver at the time of any exercise thereafter of an Option such additional number of Shares as would have resulted from such subdivision, redivision or change if such exercise of an Option had taken place prior to the date of such subdivision, redivision or change and the Exercise Price for such Shares shall be adjusted accordingly.

(c)                                  In the event of any merger, consolidation, recapitalization or other similar corporate change affecting the Shares at any time prior to the termination of an Option, the Board shall make such adjustments as each deems equitable to the number and kind of shares or other property to be delivered by the Corporation on any exercise thereafter of an Option, the Exercise Price of an Option and any other term of the Option as it deems necessary to prevent the dilution or enlargement of the rights of Participants thereunder.

(d)                                 No fractional Shares shall be issued upon the exercise of an Option. If, as a result of any adjustment under this Section 15 a Participant would be entitled to a fractional Share, the Participant shall have the right to acquire only the adjusted number of full Shares and no payment or other adjustment shall be made with respect to the fractional Shares so disregarded.

16.                               Change in Control

(a)                                 Notwithstanding anything else in this Plan or any Stock Option Plan Agreement, the Board has the right to provide for the conversion or exchange of any outstanding Options into or for options, rights or other securities in any entity participating in or resulting from a Change in Control (as defined below).

(b)                                 Upon the Corporation entering into a binding agreement relating to a transaction which, if completed, would result in a Change in Control, the Corporation shall give written notice of the proposed Change in Control to the Participants, together with a description of the effect of such Change in Control on outstanding Options, not less than 10 days prior to the closing of the transaction resulting in the Change in Control.

(c)                                  In the event of and in connection with a transaction that would constitute a Change in Control, notwithstanding anything else in this Plan but subject to the specific terms of any Stock Option Plan Agreement to the contrary, the Board shall have the right, in its discretion, to deal with any or all Options (or any portion thereof) issued under this Plan in the manner it deems fair and reasonable in the circumstances of the Change in Control.  Without limiting the generality of the foregoing, in connection with a Change in Control, the Board, without any action or consent required on the part of any Participant, shall have the right to:

(i)                                     determine that the Options, in whole or in part and whether vested or unvested, shall remain in full force and effect in accordance with their terms after the Change in Control;

(ii)                                  provide for the conversion or exchange of any or all Options (or any portion thereof, whether vested or unvested) into or for options, rights or other securities in any entity participating in or resulting from a Change in Control;

(iii)                               cancel any unvested Options (or any portions thereof) without payment of any kind to any Participant;

(iv)                              accelerate the vesting of outstanding Options;

(v)                                 provide for outstanding Options to be purchased;

8

(vi)                              accelerate the date by which any or all Options or any portion thereof, whether vested or unvested, must be exercised either in whole or in part;

(vii)                           deem any or all Options or any portion thereof, whether vested or unvested (including those accelerated pursuant to this Plan) to have been exercised in whole or in part, tender, on behalf of the Participant, the underlying Shares that would have been issued pursuant to the exercise of such Options to any third party purchaser in connection with the Change in Control, and pay to the Participant on behalf of such third party purchaser an amount per underlying Share equal to the positive difference between the Change in Control price of the Shares and the applicable Exercise Price;

(viii)                        cancel any or all outstanding Options (including those accelerated under pursuant to this Plan) either in whole or in part and pay to the Participant an amount per underlying Share equal to the positive difference between the Change in Control price of the Shares and the applicable Exercise Price; or

(ix)                              take such other actions, and combinations of the foregoing actions or any other actions permitted under this Section 16(c), as it deems fair and reasonable under the circumstances.

(d)                                 For purposes of this Agreement, a “Change in Control” means the happening of any of the following events: (i) any transaction pursuant to which (A) the Corporation goes out of existence, or (B) any person, or any associate or affiliated corporation of such person (as those terms are defined in the Business Corporations Act (British Columbia) (the “BCBCA”)), (other than the Corporation, a subsidiary of the Corporation or an employee benefit plan of the Corporation (including any trustee of such plan acting as trustee)) hereafter acquires the direct or indirect “beneficial ownership” (as defined in the BCBCA) of securities of the Corporation representing 50% or more of the aggregate voting power of all of the Corporation’s then issued and outstanding securities; (ii) the sale of all or substantially all of the Corporation’s assets to a person other than a person that was an affiliated corporation of the Corporation; (iii) the dissolution or liquidation of the Corporation except in connection with the distribution of assets of the Corporation to one or more persons which were affiliated corporations prior to such event; or (iv) the occurrence of a transaction requiring approval of the Corporation’s shareholders involving the acquisition of the Corporation by an entity through purchase of assets, by amalgamation or otherwise.

17.                               Alterations in Plan

(a)                                 Subject to Section 17(b), the Board or the Administrators may at any time or from time to time without shareholder approval alter, amend, vary, suspend, terminate or cancel the Plan or amend any Options issued pursuant to the Plan.  The foregoing ability to alter, amend, vary, suspend, terminate or cancel the Plan or amend ay Options issued pursuant to the Plan shall be subject to the rules of the TSX.

(b)                                 Subject to any additional requirements of the rules of the TSX, the following amendments to the Plan or to Options issued pursuant to the Plan shall not be made without prior approval of the TSX and approval of the shareholders of the Corporation:

i)                                         a reduction in the Exercise Price of an Option held by an Insider of the Corporation;

ii)                                      an extension of the term of an Option held by an Insider of the Corporation;

iii)                                   any amendment to remove the Insider participation limits set out in Section 5;

9

iv)                                  an increase in the maximum number of Common Shares issuable pursuant to Options granted under this Plan; and

v)                                     amendments to this Section 17.

18.                               Termination of Plan

The Board may terminate the Plan at any time in its discretion. If the Plan is so terminated, no further Options shall be granted but the Options then outstanding shall continue in full force and effect in accordance with the provisions set out above.

19.                               Compliance with Statutes and Regulations

The granting of Options and the sale of Shares under the Plan shall be carried out in compliance with applicable statutes and with the regulations of governmental authorities.

20.                               Participant’s Entitlement

Except as otherwise provided in this Plan, Options previously granted under this Plan, whether or not then exercisable, are not affected by any change in the relationship between, or ownership of, the Corporation and an affiliated corporation.  For greater certainty, all Options remain valid and exercisable in accordance with the terms and conditions of this Plan and are not affected by reason only that, at any time, an affiliated corporation ceases to be an affiliated corporation.

21.                               Withholding Taxes

The exercise of each Option granted under this Plan is subject to the condition that if at any time the Corporation determines, in its discretion, that the satisfaction of withholding tax or other withholding liabilities is necessary or desirable in respect of such exercise, such exercise is not effective unless such withholding has been effected to the satisfaction of the Corporation.  In such circumstances, the Corporation may require that a Participant pay to the Corporation, in addition to and in the same manner as the Exercise Price for the Shares, such amount as the Corporation is obliged to remit to the relevant taxing authority in respect of the exercise of the Option.  Any such additional payment is due no later than the date as of which any amount with respect to the Option exercised first becomes includable in the gross income of the Participant for tax purposes.

22.                               Rights of Participant

No Participant has any claim or right to be granted an Option (including, without limitation, an Option granted in substitution for any Option that has expired pursuant to the terms of this Plan), and the granting of any Option is not to be construed as giving a Participant a right to remain in the employ of the Corporation or an affiliated corporation.  No Participant has any rights as a shareholder of the Corporation in respect of Shares issuable on the exercise of rights to acquire Shares under any Option until the allotment and issuance to the Participant of certificates representing such Shares.

23.                               Indemnification

Every Director will at all times be indemnified and saved harmless by the Corporation from and against all costs, charges and expenses whatsoever including any income tax liability arising from any such indemnification, that such Director may sustain or incur by reason of any action, suit or proceeding, taken or threatened against the Director, otherwise than by the Corporation, for or in respect of any act done or omitted by the Director in respect of this Plan, such costs, charges and expenses to include any amount paid to settle such action, suit or proceeding or in satisfaction of any judgement rendered therein.  This indemnification is in addition to any rights of indemnification a Director may have under the Articles of the Corporation, any agreement, any vote of shareholders or disinterested directors or otherwise.

10

24.                               Participation in the Plan

The participation of any Participant in the Plan is entirely voluntary and not obligatory and shall not be interpreted as conferring upon such Participant any rights or privileges other than those rights and privileges expressly provided in the Plan. In particular, participation in the Plan does not constitute a condition of employment nor a commitment on the part of the Corporation to ensure the continued employment of such Participant. The Plan does not provide any guarantee against any loss which may result from fluctuations in the market value of the Shares. The Corporation does not assume responsibility for the income or other tax consequences for the Participants and they are advised to consult with their own tax advisors.

25.                               Governing Law

The Plan, and determinations made and actions taken in connection with the Plan, shall be governed by the laws of the Province of British Columbia and the federal laws of Canada and construed in accordance therewith.

26.                               U.S. Participants

(a)                                 This section shall only apply to a Participant who is a U.S. citizen, U.S. permanent resident or U.S. tax resident or a Participant for whom a benefit under this Plan would otherwise be subject to U.S. taxation under the U.S. Internal Revenue Code of 1986, as amended (the “U.S. Code”), and the rulings and regulations in effect thereunder (a “U.S. Participant”).

(b)                                 Option awards will be designed and operated in such a manner that they are either exempt from the application of, or comply with, the requirements of Section 409A of the U.S. Internal Revenue Code and the U.S. Treasury Regulations and other U.S. Internal Revenue Service guidance promulgated thereunder as in effect from time to time (“Section 409A”) and will be construed and interpreted in accordance with such intent.  To the extent that an Option award, or the settlement or deferral thereof, is subject to Section 409A, the Option will be granted, paid, settled or deferred in a manner that will meet the requirements of Section 409A, such that the grant, payment, settlement or deferral will not be subject to the additional tax or interest applicable under Section 409A.

(c)                                  Options granted hereunder are intended to be treated as nonqualified stock options under the U.S. Code.  Notwithstanding Section 3(b), the aggregate number of Shares reserved for issuance under the Plan shall not exceed the greater of (i) 15% of the issued and outstanding Common Shares of the Corporation as at the date of grant (on a non-diluted basis), and (ii) 3,800,000.

27.                               United States Securities Laws Matters

No Options shall be granted in the United States of America, its territories and possessions, any state of the United States and the District of Columbia (the “United States”) and no Common Shares shall be issued in the United States upon exercise of any such Options unless such securities are registered under the U.S. Securities Act and any applicable state securities laws or an exemption from such registration is available.  Any Options issued in the United States, and any Common Shares issued upon exercise thereof, will be “restricted securities” (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act). Any certificate or instrument representing Options granted in the United States or Common Shares issued in the United States upon exercise of any such Options pursuant to an exemption from registration under the U.S. Securities Act and applicable state securities laws shall bear the following legend restricting transfer under applicable United States federal and state securities laws:

11

“THE SECURITIES REPRESENTED HEREBY [and for Options, the following will be added: AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF] HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) PURSUANT TO THE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY (1) RULE 144 THEREUNDER, IF AVAILABLE, OR (2) RULE 144A THEREUNDER, IF AVAILABLE, AND IN EACH CASE IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AND, IN CONNECTION WITH ANY TRANSFERS PURSUANT TO (C)(1) OR (D) ABOVE, THE SELLER HAS FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING OR OTHER EVIDENCE, IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE CORPORATION, TO THAT EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”

12

Schedule 1

[MOGO INC.]

STOCK OPTION PLAN AGREEMENT

NOW THEREFORE this agreement is entered into this [         ] day of [         ], [     ] (the “Date of Grant”) between [Mogo Inc.] (the “Corporation”) and                      (the “Participant”) pursuant to the Stock Option Plan (the “Plan”) implemented by the Corporation effective June [•], 2019 as amended to date, a copy of which is annexed hereto.

1.                                      Pursuant to the Plan, the Corporation hereby grants non-assignable, non-transferable options (collectively, the “Options”) to acquire                 Shares (as defined in the Plan) at an exercise price of $[•] per Share (the “Exercise Price”) and agrees to issue Shares to the Participant in accordance with the terms of the Plan upon the due exercise of the Options.

2.                                      The Options will vest and be exercisable as follows:

Fraction of Total Number of Shares that may be Purchased	Exercise Period

1/4	Shall vest on the first anniversary of the date of grant; and

1/48	Shall vest at the end of each month following the first anniversary of the date of grant up to and including the fourth anniversary of the date of grant;

with the result that the entire Option subject to the grant shall be vested and exercisable as of the fourth anniversary of the date of grant.  Once a portion of an Option that has vested becomes exercisable, it remains exercisable until expiration or termination of the Option, unless otherwise specified by the Board in connection with the grant of such Option or pursuant to the Plan.

3.                                      The exercise of the Options granted hereby, issuance of Shares and ownership of the Shares are subject to the terms and conditions of the Plan (all of which are incorporated into and form part of this Stock Option Plan Agreement) and this Stock Option Plan Agreement.

4.                                      Nothing in the Plan or in this Stock Option Plan Agreement will affect the Corporation’s right, or that of an affiliated corporation, to terminate the employment of, term of office of, or consulting agreement or arrangement with a Participant at any time for any reason whatsoever. Upon such termination, a Participant’s rights to exercise Options will be subject to restrictions and time limits for the exercise of Options.  Complete details of such restrictions are set out in the Plan, and in particular in Section 8 thereof.

5.                                      Each notice relating to the Option, including the exercise thereof, must be in writing.  All notices to the Corporation must be delivered personally or by prepaid registered mail and must be addressed to the secretary of the Corporation.  All notices to the Participant will be addressed to the principal address of the Participant on file with the Corporation.  Either the Corporation or the Participant may designate a different address by written notice to the other.  Such notices are deemed to be received, if delivered personally, on the date of delivery, and if sent by prepaid, registered mail, on the fifth business day following the date of mailing.  Any notice given by either the Participant or the Corporation is not binding on the recipient thereof until received.

6.             The Participant hereby agrees that:

(a)                                 any rule, regulation or determination, including the interpretation by the Board or the Administrators of the Plan, the Option granted hereunder and the exercise thereof, is final and conclusive for all purposes and binding on all persons including the Corporation and the Participant; and

(b)                                 the grant of the Option does not affect in any way the right of the Corporation or any affiliated corporation to terminate the employment of the Participant.

7.                                      The exercise of the Options must be exempt or not subject to the registration under the applicable United States federal and state securities laws. Furthermore, by its acceptance of this Option, the Participant acknowledges and agrees that any Common Shares issued in the United States of America, its territories and possessions, any state of the United States and the District of Columbia (the “United States”) upon the exercise of any Options pursuant to an exemption from registration under the United States Securities Act of 1933, as amended, and applicable state securities laws shall bear the following legend restricting transfer under applicable United States federal and state securities laws:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE CORPORATION THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION; (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT; (C) IN ACCORDANCE WITH THE EXEMPTION FROM REGISTRATION PROVIDED BY (1) RULE 144 OF THE U.S. SECURITIES ACT, IF AVAILABLE, OR (2) RULE 144a THEREUNDER, IF AVAILABLE, AND IN EACH CASE IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS; OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AND, IN THE CASE OF PARAGRAPH (C)(1) OR (D), THE SELLER FURNISHES TO THE CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE OR OTHER EVIDENCE SATISFACTORY TO THE CORPORATION TO SUCH EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE GOOD DELIVERY IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”

8.                                      This Stock Option Plan Agreement shall be binding upon and enure to the benefit of the Corporation, its successors and assigns and the Participant and the legal representative of the Participant’s estate and any other person who acquires Shares by bequest or inheritance.

9.                                      By executing this Stock Option Plan Agreement, the Participant confirms and acknowledges that the Participant has not been induced to enter into this agreement or acquire any Options by expectation of employment or continued employment with the Corporation or its subsidiaries.

10.                               This Stock Option Plan Agreement has been made in and is to be construed under and in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

14

[MOGO INC.]

Per:
Authorized Signatory
SIGNED, SEALED AND DELIVERED	)
in the presence of	)
)
)
)
(Witness))		(Signature of Participant)

15

Exhibit A to Schedule 1

NOTICE TO EXERCISE

TO:        The Secretary of [Mogo Inc.]  (the “Corporation”)

(a)                                 The undersigned hereby elects to purchase                  Shares (as defined in the Stock Option Plan of the Corporation dated June [•], 2019 as amended to date (the “Plan”)) pursuant to the terms of the stock option plan agreement dated [     ] [  ], [   ] (the “Option Agreement”) between the undersigned and the Corporation, and tenders herewith payment in full of the purchase price thereof.

(b)                                 Please issue a certificate or certificates representing the Shares in the name of the undersigned, whose address is as follows:

(c)                                  The undersigned hereby represents, warrants and certifies as follows (only one of the following must be checked):

A. ☐                     The undersigned (i) at the time of exercise of the Options is not in the United States of America, its territories or possessions, any state of the United States or the District of Columbia (the “United States”) and is not exercising this Option on behalf of a person in the United States and (ii) did not execute or deliver this Notice of Exercise form in the United States.

B.  ☐                  The undersigned has delivered an opinion of counsel of recognized standing or other evidence in form and substance reasonably satisfactory to the Corporation to the effect that an exemption from the registration requirements of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and applicable state securities laws is available for the issuance of the Shares.

Note: The undersigned understands that unless Box A is checked, the certificates representing the Shares will bear a legend restricting transfer without registration under the U.S. Securities Act and applicable state securities laws unless an exemption from registration is available.

Note: Certificates representing Shares will not be registered or delivered to an address in the United States unless Box B above is checked.

Note: If Box B is checked, any opinion or other evidence tendered must be in form and substance reasonably satisfactory to the Corporation. Participants planning to deliver an opinion of counsel or other evidence in connection with the exercise of Options should contact the Corporation in advance to determine whether any opinions or other evidence to be tendered will be acceptable to the Corporation.

16

Dated this             day of                                  ,

(Signature of Participant)

(Name of Participant — Please Print)

17

APPENDIX N — COMBINED ENTITY RSU PLAN

[Please see attached]

N - 1

[MOGO INC.]

RESTRICTED SHARE UNIT PLAN

1.                                      INTRODUCTION

1.1                               Purpose

The Restricted Share Unit Plan of [Mogo Inc.] (the “Corporation”) has been established to enhance the Corporation’s ability to provide eligible directors, officers and employees of the Corporation and its Subsidiaries with the opportunity to acquire restricted share units in order to allow them to participate in the Corporation’s long-term success and to promote a greater alignment of interests between the Corporation’s directors, officers, employees and shareholders.

1.2                               Definitions

For purposes of the Plan:

(a)                                 “Account” means the account set up on behalf of each Participant in accordance with Section 3.6;

(b)                                 “Act” means the Securities Act (British Columbia) as amended from time to time;

(c)                                  “Affiliate” has the meaning ascribed thereto in the Act;

(d)                                 “Applicable Withholding Taxes” has the meaning set forth in Section 2.3 of the Plan;

(e)                                  “Associate” has the meaning ascribed thereto in the Act;

(f)                                   “Award Date” means the date on which an RSU is awarded by the Board to an Eligible Person or such other date as may be specified by the Board at the time of the authorization of any such RSU award;

(g)                                  “Board” means the Board of Directors of the Corporation;

(h)                                 “Change of Control” shall mean:

(i)                                     any transaction at any time and by whatever means pursuant to which any Person together with any Affiliate or Associate of such Person (other than the Corporation or any of its Subsidiaries, or any employee benefit plan of the Corporation or its Subsidiaries, including any trustee of any such employee benefit plan acting as trustee) hereafter acquires the direct or indirect “beneficial ownership” (within the meaning of the term “beneficially own” in the Business Corporations Act (British Columbia) (the “BCBCA”)), of securities of the Corporation representing fifty percent (50%) or more of the combined voting power of the Corporation’s then issued and outstanding securities in any manner whatsoever including, without limitation, as a result of a take-over bid, an exchange of securities, an amalgamation of the Corporation with any other entity, an arrangement, a capital reorganization or any other business combination or reorganization; or

(ii)                                  the occurrence of a transaction requiring approval of the Corporation’s shareholders involving the acquisition of the Corporation or all or substantially all of its business by an entity by way of a purchase of assets, amalgamation, arrangement or otherwise;

(i)                                     “Change of Control Price” has the meaning set out at Section 3.5 of the Plan;

(j)                                    “Committee” means the committee of the Board responsible for recommending to the Board the compensation of Eligible Persons, which at the effective date of the Plan is the Corporate Governance, Compensation and Nominating Committee;

(k)                                 “Corporation” means [Mogo Inc.] and its successors and assigns;

(l)                                     “Eligible Person” means, at any Award Date, any director, officer or employee of the Corporation or its direct and indirect subsidiaries;

(m)                             “Insider” has the meaning ascribed thereto in the TSX Company Manual;

(n)                                 “Participant” means an Eligible Person to whom or which RSUs have been awarded;

(o)                                 “Person” means an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, and a natural person in his or her capacity as trustee, executor, administrator or other legal representative;

(p)                                 “Plan” means this Restricted Share Unit Plan as amended from time to time;

(q)                                 “Regulatory Approval” means the approval of the TSX or any other regulatory authority or governmental agency having lawful jurisdiction over the Plan and/or any RSUs awarded hereunder;

(r)                                    “Restricted Share Unit” or “RSU” means a unit awarded to a Participant that gives such Participant the right to receive, on the basis set out in the Plan, a Share;

(s)                                   “RSU Agreement” means an agreement, substantially in the form of the agreement set out in Schedule A hereto subject to any specific variations approved by the Board, between the Corporation and a Participant setting out the terms of the RSUs awarded to such Participant;

(t)                                    “Services” has the meaning set out at Section 3.1(a) of the Plan;

(u)                                 “Share” means a common share of the Corporation;

(v)                                 “Subsidiary” shall have the meaning ascribed thereto in the Act;

(w)                               “TSX” means the Toronto Stock Exchange; and

(x)                                 “Vesting Date” means the date on which the RSUs of a Participant vest in accordance with Section 3.1 and relevant RSU Agreement.

1.3                               Effective Date of the Plan

The effective date of the Plan shall be June [•], 2019.  The Board shall review and confirm the terms of the Plan from time to time.

2

2.                                      ADMINISTRATION

2.1                               Authority of the Board

The Board shall be responsible for the general administration of the Plan and the proper execution of its provisions, the interpretation of the Plan and the determination of all questions arising hereunder.  Subject to the provisions of the Plan, without limiting the generality of the foregoing, the Board has the power and authority to:

(a)                                 determine which Eligible Persons are to be awarded RSUs and the number of RSUs to be awarded to those Eligible Persons;

(b)                                 determine the terms under which such RSUs are awarded including, without limitation, those related to transferability, vesting and forfeiture;

(c)                                  prescribe the form of RSU Agreement with respect to a particular award of RSUs;

(d)                                 interpret the Plan and determine all questions arising out of the Plan and any RSUs awarded pursuant to the Plan, which interpretations and determinations will be conclusive and binding on the Corporation and all other affected Persons;

(e)                                  prescribe, amend and rescind rules and procedures relating to the Plan;

(f)                                   subject to such additional limitations and restrictions as the Board may impose, delegate to the Committee some or all of its authority under the Plan pursuant to Section 2.2; and/or

(g)                                  employ such legal counsel, independent auditors, third party service providers and consultants as it deems desirable for the administration of the Plan and to rely upon any opinion or computation received therefrom.

The Board may also require that any participant in the Plan provide certain representations, warranties and certifications to the Corporation to satisfy the requirements of applicable securities laws, including without limitation exemptions from the registration requirements of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and applicable state securities laws.

The Board’s guidelines, rules, regulations, interpretations and determinations shall be conclusive and binding upon the Corporation and all other Persons, including, in particular and without limitation, the Participants.

2.2                               Use of Committees

The Board may delegate all or such portion of its powers under this Plan as it may determine to the Committee, either indefinitely or for such period of time as it may specify.  Thereafter the Committee may exercise the powers and discharge the duties of the Board in respect of the Plan so delegated to the same extent as the Board is hereby authorised so to do.  If such the Committee is appointed for this purpose, all references herein to the Board will be deemed to be references to the Committee.

3

2.3                               Taxes and Other Source Deductions

So as to ensure that the Corporation will be able to comply with the applicable provisions of any federal, provincial, state or local law relating to the withholding of tax or other required deductions, the Corporation shall be authorized to deduct from any amount payable to a Participant, either under this Plan or otherwise, such amount of taxes and other amounts as it may be required by law to withhold pursuant to applicable laws, in such manner as it determines (the “Applicable Withholding Taxes”).  The Corporation may require a Participant, as a condition to the settlement of any RSU, to pay or reimburse the Corporation for any Applicable Withholding Taxes.  The Corporation shall also have the right in its discretion to satisfy any such liability for Applicable Withholding Taxes or other required deduction amounts by selling or requiring a Participant to sell Shares which would otherwise be delivered or provided to the Participant hereunder.

2.4                               Information

Each Participant shall provide the Corporation with all information that the Corporation requires in order to administer the Plan.

2.5                               Exemption from Plan Participation

Notwithstanding any other provision of the Plan, if an Eligible Person is resident in a jurisdiction in which the award of RSUs hereunder might be considered to be income which is subject to taxation at the time of such award, such Eligible Person may elect not to participate in the Plan by providing a written notice to the Corporate Secretary of the Corporation.

3.                                      AWARD OF RSUs

3.1                               Award and Vesting of RSUs

(a)                                 Subject to the terms of the Plan, the Board may from time to time award to any Eligible Person the number of RSUs the Board deems appropriate in respect of services rendered to the Corporation or a direct or indirect subsidiary of the Corporation by such Eligible Person (the “Services”).

(b)                                 RSUs shall consist of an award of units, each of which represents the right of the Participant to receive one (1) Share subject to the terms and conditions contained herein and such additional terms and conditions as the Board deems appropriate, consistent with applicable laws.

(c)                                  The Board shall have the discretion to determine the date(s) upon which each RSU vests under the Plan (each, a “Vesting Date”) or any other vesting requirements, which Vesting Dates and other vesting requirements shall be set forth in the applicable RSU Agreement provided, however, that each awarded RSU shall vest not later than the third anniversary of its Award Date.  Unless otherwise determined by the Board at or after the applicable Award Date, RSUs awarded pursuant to this Plan shall vest as follows:

a.              25% of each award of RSUs shall vest on the first anniversary of its Award Date;

b.              25% of each award of RSUs shall vest on the second anniversary of its Award Date; and

c.               50% of each award of RSUs shall vest on the third anniversary of its Award Date.

4

3.2                               RSU Agreement

Upon the award of RSUs, the Corporation will deliver to any Eligible Person an RSU Agreement dated as of its Award Date, containing the terms of the RSUs and executed by the Corporation.  Upon return to the Corporation of the RSU Agreement countersigned by the Eligible Person, such Eligible Person will be a Participant in the Plan and have the right to receive Shares on the terms set out in the RSU Agreement and in the Plan.  Subject to any specific variations approved by the Board, all terms and conditions set out herein will be deemed to be incorporated into and form part of each RSU Agreement made hereunder.

3.3                               Shares Reserved

The maximum number of Shares which may be made subject to issuance under RSUs awarded under this Plan shall not exceed 500,000 Shares subject to adjustment pursuant to Section 3.10.

3.4                               Limitations

The number of Shares:

(a)                                 issued to Insiders of the Corporation, within any one year period, and

(b)                                 issuable to Insiders of the Corporation, at any time,

under the Plan, when combined with all of the Corporation’s other security-based compensation arrangements, must not exceed 10% of the Corporation’s total issued and outstanding Shares as at the applicable Award Date.

3.5                               Change of Control

Unless otherwise determined by the Board at or after the applicable Award Date, upon the occurrence of a Change of Control, all outstanding RSUs at that time shall automatically and irrevocably vest in full, notwithstanding any Vesting Date(s) described in any RSU Agreements, which Vesting Date(s) may be subsequent to the date of such Change of Control.  Unless otherwise determined by the Board at or after the Award Date or in accordance with this Section, upon the occurrence of a Change of Control all outstanding RSUs shall be paid out in cash at the Change of Control Price (as defined below) as of the date such Change of Control is determined to have occurred, or as of such other date as the Board may determine prior to the Change of Control.  Further, the Board shall have the right to provide for the conversion or exchange of any outstanding RSUs into or for RSUs or any other appropriate securities in any entity participating in or resulting from the Change of Control; provided, however, that any such converted or exchanged RSUs shall vest no later than the third anniversary of their original applicable Award Date other than in circumstances where such later vesting date would not, in the opinion of the Board acting reasonably, lead to material adverse tax consequences for the applicable Participant(s).  In addition, and notwithstanding Section 4.1, the Board shall have the right to determine, at its discretion, that outstanding RSUs shall not vest and shall, instead, be cancelled in the event of a Change of Control.  For the purposes of this Plan, “Change of Control Price” means the highest price per Share paid in any transaction reported on a securities exchange or paid or offered in any bona fide transaction related to a potential or actual Change of Control of the Corporation at any time during the five (5) trading days preceding the Change of Control, as determined by the Board.

5

3.6                               Participant’s Account

The Corporation shall maintain an account for each Participant (the “Account”) and, upon the award of RSUs to a Participant, the Board shall cause the Participant’s Account to be credited with the number of RSUs so awarded.  If any RSU held by a Participant should fail to vest or should vest and be satisfied by delivery of a Share to the applicable Participant, then such RSU shall be cancelled from such Participant’s Account.

3.7                               Vested RSUs

Subject to arrangements being made to fund Applicable Withholding Taxes to the satisfaction of the Board in accordance with Section 2.3, the issuance of a Share in satisfaction of any vested RSU shall be made as soon as practicable after the applicable Vesting Date thereof and, in any event, no later than sixty (60) days following the end of that calendar year.

3.8                               Termination of Participant’s Relationship with the Corporation

Unless otherwise determined by the Board or specified in an applicable RSU Agreement:

(a)                                For a Participant that is an officer or employee of the Corporation, upon the voluntary resignation (other than upon bona fide retirement as determined by the Board) or termination for cause (under applicable laws or any applicable employment agreement) of a Participant, all of such Participant’s RSUs which remain unvested in the Participant’s Account shall immediately cease to vest and be forfeited and be of no further force and/or effect whatsoever without any compensation to such Participant whatsoever;

(b)                                 For a Participant that is an officer or employee of the Corporation, upon the retirement, termination without cause or death of a Participant, (I) such Participant or such Participant’s legal representative, as the case may be, shall have a number of RSUs become vested in a linear manner calculated as follows: with respect to each award of RSUs (1) the original number of RSUs awarded multiplied by (A) the number of completed months of employment since the Award Date divided by (B) the number of months required to achieve the full vesting of such award of RSUs less (2) the actual number of RSUs that have previously become vested, and all such vested RSUs shall be settled in accordance with Section 3.7 and (II) except as otherwise determined in accordance with Section 3.8(b)(I), all of such Participant’s RSUs which remain unvested in the Participant’s Account shall immediately cease to vest and be forfeited and be of no further force and/or effect whatsoever without any compensation to such Participant whatsoever;

(c)                                  For a Participant that is a director of the Corporation, upon the legal disqualification of such Participant from serving as a director of the Corporation or the removal or non-election of such Participant as a director of the Corporation following material misconduct on the part of such Participant (as determined by the Board in its discretion), all of such Participant’s RSUs which remain unvested in the Participant’s Account shall immediately cease to vest and be forfeited and be of no further force and/or effect whatsoever without any compensation to such Participant whatsoever; and

(d)                                 For a Participant that is a director of the Corporation, if such director does not stand for re-election or fails to be re-elected as a director of the Corporation in circumstances other than those described in (c) above, or upon the death of such Participant, (I) such Participant or such Participant’s legal representative, as the case may be, shall have a number of RSUs become vested in a linear manner calculated as follows: with respect to each award of RSUs (1) the original number of RSUs awarded

6

multiplied by (A) the number of completed months of service on the Board since the Award Date divided by (B) the number of months required to achieve the full vesting of such award of RSUs less (2) the actual number of RSUs that have previously become vested, and all such vested RSUs shall be settled in accordance with Section 3.7 and (II) except as otherwise determined in accordance with Section 3.8(b)(I), all of such Participant’s RSUs which remain unvested in the Participant’s Account shall immediately cease to vest and be forfeited and be of no further force and/or effect whatsoever without any compensation to such Participant whatsoever.

For the purposes of this Plan, any change to an officer’s, employee’s or director’s status within the Corporation or any Subsidiary of the Corporation shall not be considered a termination and such officer’s, employee’s or directors’ rights under any outstanding RSUs shall be the same as if such change in status had not occurred.  For greater certainty, if a Participant ceases to be an officer, employee or director of the Corporation but continues to be an Eligible Person in another capacity, such change shall not be considered a termination and such officer’s, employee’s or directors’ rights under any outstanding RSUs shall be the same as if such change in status had not occurred.

For the purposes of this Section 3.8: (1) the date of termination of an officer’s or employee’s employment shall be the date designated in writing by the Corporation or its Subsidiary, as the case may be, as the effective date of termination without regard to any period of notice or reasonable notice that the Corporation or Subsidiary, as the case may be, may be required by contract or at law to provide to such officer or employee in connection with such termination; (2) the date that a director ceases to be a member of the Board shall be the date on which such individual ceases to be a director in accordance with applicable law; and (3) the date of termination of any Participant who dies shall be the date of death of such Participant.

3.9                               No Compensation for Cancelled RSUs

Section 3.8 applies regardless of whether the Participant received compensation in respect of dismissal or was entitled to a period of notice of termination which would otherwise have permitted a greater portion of the RSUs to vest with the Participant.

3.10                        Adjustments to RSUs

In the event of any change in the outstanding Shares by reason of a stock split, spin-off, share dividend, share combination or reclassification, recapitalization, merger, or similar event, the Board may, subject to applicable laws, adjust appropriately the Account of each Participant and the RSUs outstanding under the Plan shall be adjusted in such manner, if any, as the Board may in its discretion deem appropriate to preserve proportionally the interests of Participants under the Plan.

3.11                        No Fractional Shares

No fractional Shares shall be issued upon the vesting of RSUs awarded under the Plan and, accordingly, if a Participant would become entitled to a fractional Share upon the vesting of an RSU, such Participant shall only have the right to the next lowest whole number of Shares and no payment or other adjustment will be made with respect to the fractional interest so disregarded, and any fractional interest in a Share that would otherwise be delivered upon the vesting of RSUs will be cancelled.

7

4.                                      GENERAL

4.1                               Amendment, Suspension, or Termination of Plan

(a)                                 Subject to Section 4.1(b), Section 4.1(c), the rules and policies of the TSX (if the Corporation has any securities listed on the TSX at such time) and applicable laws, the Board may, without notice or shareholder approval, at any time or from time to time, amend the Plan or any RSU Agreement for any purpose, including but not limited to the purposes of:

(i)                                     making any amendments to the vesting provisions of each RSU set out in any RSU Agreement;

(ii)                                  making any amendments to the provisions set out in Section 3.8;

(iii)                               making any amendments to add covenants of the Corporation for the protection of Participants, provided that the Board shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of Participants;

(iv)                              making any amendments not inconsistent with the Plan as may be necessary or desirable with respect to matter or questions, which in the good faith opinion of the Board, having in mind the best interests of the Participants, it may be expedient to make, provided that the Board shall be of the opinion that such amendments will not be prejudicial to the interests of the Participants; or

(v)                                 making any such changes or corrections which, on the advice of counsel to the Corporation, are required for the purposes of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Board shall be of the opinion that such changes or correction will not be prejudicial to the rights and interests of the Participants.

(b)                                 Notwithstanding any other provision of this Plan, none of the following amendments shall be made to this Plan without the approval of the TSX (if the Corporation has any securities listed on the TSX) and the approval of the shareholders of the Corporation:

(i)                                     amendments to the Plan which would increase the number of Shares issuable under the Plan, otherwise than in accordance with Section 3.10 hereof;

(ii)                                  amendments to the Plan which would increase the number of Shares issuable to Insiders under the Plan, otherwise than in accordance with Section 3.10 hereof;

(iii)                               amendments to the Plan which would increase the number of Shares issuable to directors of the Corporation under the Plan, otherwise than in accordance with Section 3.10 hereof; or

(iv)                              an amendment to this Section 4.1.

(c)                                  Subject to Section 4.2, the Board shall not alter or impair any rights or increase any obligations with respect to an RSU previously awarded under the Plan without the consent of the holder thereof.

8

(d)                                 The Board may from time to time suspend the Plan in whole or in part and may at any time terminate the Plan without prior notice provided, however, that any such suspension or termination shall not adversely affect the RSUs previously awarded to a Participant at the time of such suspension or termination, without the consent of the affected Participant.

(e)                                  If the Board terminates or suspends the Plan, no new RSUs will be credited to the account of a Participant; however, previously credited RSUs shall remain outstanding.

(f)                                   On termination of the Plan, RSUs shall be paid in accordance with the terms and conditions of the Plan existing at the time of termination.  The Plan will finally cease to operate for all purposes when the last remaining Participant receives payment of all vested RSUs recorded in the Participant’s Account.

4.2                               Compliance with Laws

(a)                                 The administration of the Plan shall be subject to and made in conformity with all applicable laws and any applicable regulations of a duly constituted authority.

(b)                                 If the Board, after consultation with the Corporation’s accountants, determines that it is not feasible or desirable to honour an election in respect to any RSUs or to honour any other provision of the Plan under generally accepted accounting principles as applied to the Plan and the Accounts established hereunder, the Board shall make such changes to the Plan as the Board reasonably determines, after consultation with the Corporation’s accountants, are required in order to avoid adverse accounting consequences to the Corporation with respect to the Plan and the Accounts established hereunder, and the Corporation’s obligations under the Plan shall be satisfied by such other reasonable means as the Board shall in its good faith determine.

4.3                               Reorganization of the Corporation

The existence of any RSUs shall not affect in any way the right or power of the Corporation or its shareholders to make or authorize any adjustment, recapitalization, reorganization or other change in the Corporation’s capital structure or its business, or any amalgamation, combination, merger or consolidation involving the Corporation (including, without limitation, any Change of Control) or to create or issue any bonds, debentures, shares or other securities of the Corporation or the rights and conditions attaching thereto or to effect the dissolution or liquidation of the Corporation or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise (including, without limitation, any Change of Control).

4.4                               General Restrictions and Assignment

Except as required by law, the rights of a Participant under the Plan are not capable of being assigned, transferred, alienated, sold, encumbered, pledged, mortgaged or charged and are not capable of being subject to attachment or legal process for the payment of any debts or obligations of the Participant.

Rights and obligations under the Plan may be assigned by the Corporation to a successor to the Corporation or to the business of the Corporation.

RSUs are non-transferable (subject to the provisions of Section 3.8(b)), and certificates representing RSUs will not be issued by the Corporation.

9

4.5                               No Right to Service

Neither participation in the Plan nor any action taken under the Plan shall give or be deemed to give any Participant a right to continued appointment as a member of the Board, or as an officer or employee and shall not interfere with any right of the shareholders of the Corporation to remove any Participant as a member of the Board at any time.  Nothing contained in the Plan or in any RSU Agreement will interfere in any way with the right of the Corporation, to lawfully terminate any Eligible Person or Participant’s office or employment at any time pursuant to the arrangements pertaining to same.  Participation in the Plan by an Eligible Person is strictly voluntary.

4.6                               No Shareholder Rights

Under no circumstances shall RSUs be considered Shares nor shall they entitle any Participant to exercise voting rights or any other rights attaching to the ownership of Shares, nor shall any Participant be considered the owner of any Shares by virtue of the award of RSUs.

4.7                               Unfunded and Unsecured Plan

The Plan shall be unfunded and the Corporation will not secure its obligations under the Plan.  To the extent any Participant or his or her estate holds any rights by virtue of an award of RSUs under the Plan, such rights (unless otherwise determined by the Board) shall be no greater than the rights of an unsecured creditor of the Corporation.

4.8                               No Representation or Warranty

The Corporation makes no representation or warranty as to the future market value of RSUs and/or Shares issued in accordance with the provisions of the Plan or to the effect of the Income Tax Act (Canada), the United States Internal Revenue Code, or any other taxing statute governing the RSUs and/or the Shares issuable hereunder or the tax consequences to a Participant.  Compliance with applicable laws as to the disclosure and resale obligations of each Participant is the responsibility of such Participant and not the Corporation.

4.9                               No Other Benefit

No amount will be paid to, or in respect of, a Participant under the Plan to compensate for a downward fluctuation in the price of a Share or the value of an RSU, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose.

4.10                        Governing Law

The Plan shall be governed by, and interpreted in accordance with, the laws of the Province of British Columbia and the laws of Canada applicable therein, without regard to principles of conflict of laws.

4.11                        Interpretation

In this text words importing the singular meaning shall include the plural and vice versa, and words importing the masculine shall include the feminine gender.

10

4.12                        Notices

The form of all communication relating to the Plan shall be in writing and delivered by recognised overnight courier, certified mail, fax or electronic mail to the proper address or, optionally, to any individual personally.  Except as otherwise provided in any RSU Agreement, all notices to the Corporation or the Board shall be addressed to the Corporation at its principal business office at 201-2590 Granville Street, Vancouver, British Columbia, V6B 5C6 Attn: Chief Financial Officer with a copy by email to: GregF@mogo.ca.  All notices to Participants, former Participants, beneficiaries or other Persons acting for or on behalf of such Persons which are not delivered personally to an individual shall be addressed to such Person by the Corporation or its designee at the last address for such Person maintained in the records of the Corporation.

4.13                        Severability

The invalidity or unenforceability of any provision of this Plan shall not affect the validity or enforceability of any other provision and any invalid or unenforceable provision shall be severed from this Plan.

4.14                        Compliance with Section 409A

(a)                                 This section shall only apply to a Participant who is a U.S. citizen, U.S. permanent resident or U.S. tax resident or a Participant for whom a benefit under this Plan would otherwise be subject to U.S. taxation under the U.S. Internal Revenue Code of 1986, as amended, and the rulings and regulations in effect thereunder (a “U.S. Participant”).

(b)                                 RSU awards will be designed and operated in such a manner that they are either exempt from the application of, or comply with, the requirements of Section 409A of the U.S. Internal Revenue Code and the U.S. Treasury Regulations and other U.S. Internal Revenue Service guidance promulgated thereunder as in effect from time to time (“Section 409A”) and will be construed and interpreted in accordance with such intent.  To the extent that an RSU award or payment, or the settlement or deferral thereof, is subject to Section 409A, the RSU will be granted, paid, settled or deferred in a manner that will meet the requirements of Section 409A, such that the grant, payment, settlement or deferral will not be subject to the additional tax or interest applicable under Section 409A.

(c)                                  Notwithstanding Section 3.5, for any U.S. Participant, the Board shall not exercise discretion to have RSUs converted or exchanged or canceled in connection with a Change of Control, as provided for in the third and fourth sentences of Section 3.5.

(d)                                 For purposes of Section 3.8(b), “retirement” and “termination without cause” shall have the following definitions for a U.S. Participant:

(i)                                     “retirement” means a “separation from service” under U.S. Treasury Regulation 1.409A-1(h) from the Corporation or a subsidiary which is a “service recipient” (as defined under U.S. Treasury Regulation 1.409A-1(h)(3)) in relation to the Participant on or after age sixty-five (65); and

(ii)                                  “termination without cause” means a “separation from service” under U.S. Treasury Regulation 1.409A-1(h) by the Corporation or a subsidiary which is a “service recipient” (as defined under U.S. Treasury Regulation 1.409A-1(h)(3)) without cause, as defined in the Participant’s employment contract, and in the absence of such a definition shall mean any of the following acts or omissions:

11

(A)                               The willful failure of the Participant to follow the reasonable and lawful instructions of the Corporation or a subsidiary;

(B)                               The willful failure of the Participant to perform the reasonable duties assigned to the Participant by the Corporation or a subsidiary;

(C)                               Willful misconduct by a Participant;

(D)                               A material breach or non-observance of any of the provisions in any employment contract between the Participant and the Corporation or any subsidiary;

(E)                                Any conduct of the Participant that tends to bring him or the Corporation (or a subsidiary) into disrepute and which is not corrected within a reasonable time after the Participant receives written notice from the Board; or

(F)                                 Any other act or omission constituting cause at common law.

(e)                                  Notwithstanding Section 3.8(b), settlement of any RSUs accelerated upon a retirement or termination without cause shall be subject to delay in settlement by six months and one day if the Participant qualifies a “specified employee” as defined in Section 409A, except if the qualifying termination of service is on account of the Participant’s death.  The determination of whether any U.S. Participant is a “specified employee” shall be determined by the Board in accordance with U.S. Treasury Regulation 1.409A-1(i).

(f)                                   No amendment under Section 4.1 shall be made if such change would cause a violation of Section 409A.

(g)                                  Each Participant is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such Participant in connection with this Plan (including any taxes and penalties under Section 409A), and neither the Corporation nor any subsidiary shall have any obligation to indemnify or otherwise hold such Participant or beneficiary or the Participant’s estate harmless from any or all such taxes or penalties.

4.15                        United States Securities Law Matters

No RSUs shall be granted in the United States of America, its territories and possessions, any state of the United States and the District of Columbia (the “United States”) and no Shares shall be issued in the United States upon vesting of any such RSUs unless such securities are registered under the U.S. Securities Act and any applicable state securities laws or an exemption from such registration is available.  Any RSUs issued in the United States, and any Shares issued upon vesting thereof, will be “restricted securities” (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act). Any certificate or instrument representing RSUs granted in the United States or Shares issued in the United States upon vesting of any such RSUs pursuant to an exemption from registration under the U.S. Securities Act and applicable state securities laws shall bear the following legend restricting transfer under applicable United States federal and state securities laws:

“THE SECURITIES REPRESENTED HEREBY [and for RSUs, the following will be added: AND THE SECURITIES ISSUABLE UPON VESTING HEREOF] HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES AND MAY NOT BE OFFERED, SOLD, PLEDGED OR

12

OTHERWISE TRANSFERRED EXCEPT (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) PURSUANT TO THE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY (1) RULE 144 THEREUNDER, IF AVAILABLE, OR (2) RULE 144A THEREUNDER, IF AVAILABLE, AND IN EACH CASE IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AND, IN CONNECTION WITH ANY TRANSFERS PURSUANT TO (C)(1) OR (D) ABOVE, THE SELLER HAS FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING OR OTHER EVIDENCE, IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE CORPORATION, TO THAT EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”

13

SCHEDULE A — FORM OF RSU AGREEMENT

[MOGO INC.]

RESTRICTED SHARE UNIT PLAN — RSU AGREEMENT

This RSU Agreement is entered into between [Mogo Inc.] (the “Corporation”) and the Eligible Person named below, pursuant to the Corporation’s Restricted Share Unit Plan (the “Plan”), a copy of which is attached hereto, and confirms that:

1.                                      on                     (the “Award Date”);

2.                                                             (the “Eligible Person”);

3.                                      was awarded                       Restricted Share Units (the “RSUs”) in accordance with the terms of the Plan;

4.                                      the RSUs will vest as follows:

Number of RSUs                 Vesting On

all on the terms and subject to the conditions set out in the Plan.

By signing this agreement, the Participant:

(a)                                 acknowledges that such Participant has read and understands the Plan, agrees with the terms and conditions thereof which shall be deemed to be incorporated into and form part of this RSU Agreement (subject to any specific variations contained in this RSU Agreement);

(b)                                 acknowledges that such Participant will be solely responsible for paying any Applicable Withholding Taxes (as defined in the Plan) arising from the award or vesting of any RSU, as provided in Section 2.3 of the Plan;

(c)                                  where allowed by applicable legislation, agrees to assume any applicable employer’s social security, Canada Pension Plan, Employment Insurance and/or similar contributions due upon the award or vesting of any RSU;

(d)                                 agrees that an RSU does not carry any voting rights;

(e)                                  acknowledges that the value of the RSUs awarded herein is in Canadian dollars, is subject to stock market fluctuations and is not guaranteed;

(f)                                   acknowledges that any notice required to be provided by the Participant to the Corporation under the Plan must be in writing and will only be effective upon its receipt by the Corporation’s contact person indicated in the Plan;

(g)                                  recognizes that, at the sole discretion of the Corporation, the Plan can be administered by a designee of the Corporation and any communication from or to the designee shall be deemed to be from or to the Corporation; and

(h)                                 acknowledges and agrees that any Shares issued in the United States of America, its territories and possessions, any state of the United States and the District of Columbia (the “United States”) upon the vesting of any RSUs pursuant to an exemption from registration under the United States Securities Act of 1933, as amended, and applicable state securities laws shall bear the following legend restricting transfer under applicable United States federal and state securities laws:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE CORPORATION THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION; (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT; (C) IN ACCORDANCE WITH THE EXEMPTION FROM REGISTRATION PROVIDED BY (1) RULE 144 OF THE U.S. SECURITIES ACT, IF AVAILABLE, OR (2) RULE 144a THEREUNDER, IF AVAILABLE, AND IN EACH CASE IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS; OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AND, IN THE CASE OF PARAGRAPH (C)(1) OR (D), THE SELLER FURNISHES TO THE CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE OR OTHER EVIDENCE SATISFACTORY TO THE CORPORATION TO SUCH EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE GOOD DELIVERY IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”

IN WITNESS WHEREOF the Corporation and the Eligible Person have executed this RSU Agreement as of                      .

[MOGO INC.]

By:
Name:	David Feller
Title:	CEO

Name of Eligible Person

Signature of Eligible Person

2

Note to Plan Participants

This RSU Agreement must be signed where indicated and returned to the Corporation within 30 days of receipt.  Failure to acknowledge acceptance of this award will result in the cancellation of your RSUs.

3